Form 10-K405, Exhibit 13
SEARS ROEBUCK & CO
filed 1995-03-24
CIK 319256

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.

                                                         Consolidated STATEMENTS

                                                                       of INCOME
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Year Ended December 31
................................................................................
millions, except per common share data                   1994     1993     1992
................................................................................
REVENUES                                              $54,559  $51,486  $53,110
................................................................................
EXPENSES
Costs and expenses                                     51,390   47,898   53,253
Restructuring (note 6)                                    154       --    2,782
Interest                                                1,339    1,400    1,389
................................................................................
   Total expenses                                      52,883   49,298   57,424
................................................................................
Operating income (loss)                                 1,676    2,188   (4,314)
Other income (loss)                                        36      149      (71)
Gain on sales of subsidiaries' stock (note 4)              --      635       91
................................................................................
Income (loss) before income taxes (benefit) and
 minority interest                                      1,712    2,972   (4,294)
Income taxes (benefit) (note 10)                          358      404   (1,965)
Minority interest                                        (110)    (148)      18
................................................................................
INCOME (LOSS) FROM CONTINUING OPERATIONS                1,244    2,420   (2,311)
Discontinued operations (note 5)                           15      165      252
................................................................................
Income (loss) before extraordinary gain (loss) and
 cumulative effect of accounting changes                1,259    2,585   (2,059)
Extraordinary gain (loss) related to early
 extinguishment of debt (note 12)                         195     (211)      --
Cumulative effect of accounting changes (note 2)           --       --   (1,873)
................................................................................
Net income (loss)                                     $ 1,454  $ 2,374  $(3,932)
................................................................................
EARNINGS (LOSS) PER COMMON SHARE, after allowing for
 dividends on preferred shares (note 1)
  Income (loss) from continuing operations              $3.12    $6.25  $ (6.33)
 Discontinued operations                                0.04     0.43     0.68
................................................................................
 Income (loss) before extraordinary gain (loss) and
   cumulative effect of accounting changes               3.16     6.68    (5.65)
 Extraordinary gain (loss)                              0.50    (0.55)      --
Cumulative effect of accounting changes                  --       --    (5.07)
................................................................................
 Net income (loss)                                     $3.66    $6.13  $(10.72)
................................................................................
Average common and common equivalent shares
 outstanding                                            388.9    382.9    369.6
................................................................................

See accompanying notes and the summarized Group financial statements.

ANALYSIS OF CONSOLIDATED OPERATIONS
The consolidated statements of income present the results of all the businesses of Sears, Roebuck and Co. Refer to note 18 to the consolidated financial statements for the relative contributions to the consolidated results. Further analysis is provided in the Sears Merchandise Group and Allstate Insurance Group
summarized financial results and discussions beginning on page 48.   In November
1994, the Company announced its intention to:
. distribute to the Company's common shareholders its 80.2% ownership interest of The Allstate Corporation, and
. pursue a divestiture of Homart Development Co. and affiliated entities
(Homart).
  The distribution is expected to occur in the middle of 1995, subject to shareholder approval at a special meeting on Mar. 31, 1995, market conditions, final approval by the Company's Board of Directors, any required regulatory approvals and a favorable tax ruling or opinion on the tax-free nature of the distribution. Refer to note 3 to the consolidated financial statements for further information.
  In September 1992, the Company announced a strategic repositioning. The highlights of the repositioning, which was completed in 1993, were as follows:
. Dean Witter, Discover & Co. was spun-off as a separate company in June 1993, following the primary initial public offering of 19.9% of its common stock in March 1993.

------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF CONSOLIDATED OPERATIONS CONTINUED
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------.
The Allstate Corporation completed a primary initial public offering of 19.9%
of its common stock in June 1993, resulting in a gain of $635 million to the Company.
. The sales of the Coldwell Banker residential services businesses, consisting of the residential brokerage and relocation businesses and mortgage banking operations, were completed in the fourth quarter of 1993.
  The repositioning decision was followed by a restructuring charge in the fourth quarter of 1992, which related primarily to the streamlining of Merchandise Group operations to focus on profitable core retail operations. Refer to note 6 to the consolidated financial statements for further discussion.
  The consolidated financial statements present the results of Dean Witter, Discover & Co., the Coldwell Banker residential services businesses and Homart as discontinued operations as discussed in note 5 to the consolidated financial statements.
  Consolidated revenues were $54.56 billion in 1994, an increase of $3.07 billion, or 6.0%, compared with 1993 revenues of $51.49 billion. Sears Merchandise Group revenues increased $2.58 billion, or 8.5%, in 1994, to $33.02 billion compared with 1993 revenues of $30.44 billion, reflecting improvements in domestic merchandising. Allstate Insurance Group revenues of $21.46 billion increased $518 million, or 2.5%, in 1994 compared with 1993 revenues of $20.95 billion, due to growth in premium and investment income.
  Consolidated revenues increased $3.11 billion, or 6.4%, to $51.49 billion in 1993 compared with 1992 revenues of $48.38 billion, excluding revenues of $4.73 billion from Merchandise Group exited businesses. Sears Merchandise Group revenues of $30.44 billion increased $2.23 billion, or 7.9%, in 1993 compared with 1992 revenues of $28.21 billion, excluding exited businesses, reflecting improvements in domestic merchandising. Allstate's revenues were $20.95 billion in 1993, an increase of $718 million, or 3.6%, compared with 1992 revenues of $20.23 billion, due to growth in premium and investment income.
  Operating income was $1.68 billion in 1994 compared with operating income of $2.19 billion in 1993. The change between years was primarily due to losses of $1.63 billion from the California earthquake. Excluding the earthquake, 1994 operating income rose $1.12 billion, or 50.9%, compared with 1993. The Merchandise Group's operating income of $1.52 billion in 1994 rose $438 million, or 40.5%, compared with 1993 operating income of $1.08 billion. The increase was principally due to higher revenues, lower selling and administrative expenses as a percent of revenues and a lower provision for uncollectible accounts. Allstate's operating income of $1.85 billion, excluding the California earthquake losses, increased $476 million, or 34.6%, over 1993 operating income of $1.38 billion, due primarily to improved underwriting results and stronger life operating income.
  Operating income increased $6.50 billion in 1993 compared with 1992, reflecting the impact on 1992 operations of $2.78 billion of restructuring charges, Hurricane Andrew losses of $2.50 billion and an operating loss of $387 million from domestic merchandising exited businesses. Excluding the restructuring charges, Hurricane Andrew losses and domestic merchandising exited businesses, 1993 operating income rose $833 million, or 61.5%, over 1992 operating income of $1.36 billion. The Merchandise Group's operating income was $1.08 billion, an increase of $370 million, or 52.0%, over 1992 operating income of $711 million, adjusted for restructuring charges and exited businesses. This increase was primarily due to higher domestic merchandising results. Allstate's operating income rose $301 million, or 28.0%, over 1992 operating income of $1.08 billion excluding Hurricane Andrew, due to improved underwriting results and higher investment income.
  Interest expense declined $61 million in 1994 and increased $11 million in 1993. Interest expense at Corporate decreased $274 million to $25 million in 1994, compared with $299 and $537 million in 1993 and 1992, respectively. Corporate interest expense reflects interest on debt that has either not been specifically allocated to a business group or supports Corporate investments. The decrease in Corporate interest expense in 1994 and 1993 was primarily due to the paydown of debt from the proceeds of the strategic repositioning transactions and a reduction in Corporate investments. The reduction in Corporate interest expense was partially offset by increases in the Merchandise Group's interest expense of $212 and $154 million for 1994 and 1993, respectively. These increases were primarily due to the higher level of debt needed to fund increases in owned retail customer receivables.
  Since the Company uses securitizations of retail customer receivables as a significant funding source, its total funding costs include interest expense and funding cost of securitized receivables. The changes in funding cost were as follows:
--------------------------------------------------------------------------------

millions                                                   1994   1993
-----------------------------------------------------------------------
Increase (decrease) in interest expense                   $ (61) $  11
Decrease in funding cost of securitized receivables(/1/)   (173)  (114) ---------
--------------------------------------------------------------
Funding cost reductions                                   $(234) $(103) ---------
--------------------------------------------------------------

(1) Funding costs of securitized receivables are reported as a reduction of revenues in the statement of income.

  Funding costs declined in 1994 and 1993 primarily due to lower funding needs resulting from the strategic repositioning. The effective interest rate associated with the funding costs declined in 1994 and increased in 1993 primarily due to changes in the funding mix.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

ANALYSIS OF CONSOLIDATED OPERATIONS CONTINUED
------------------------------------------------------------------------------



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Other income decreased in 1994 primarily due to lower gains from property sales and sales of investments. In 1993, other income increased primarily due to higher gains from property sales, security sales and improved joint venture results. Improved joint venture results in 1993 reflect the first year of operations for Advantis and a lower Prodigy loss. A summary of other income
(loss) by type follows:

-----------------------------------------------------------------------
millions                                               1994  1993 1992
-----------------------------------------------------------------------
Gain on sales of property                               $22  $ 63 $ 18
Gain (loss) on sales/writedowns of securities            --    54  (30)
Equity in joint ventures and unconsolidated companies    19    25  (75)
Other gains (losses), net                                (5)    7   16
-----------------------------------------------------------------------
Total                                                   $36  $149 $(71) ---------
--------------------------------------------------------------

  During 1992, the Company sold a minority interest in Sears Mexico through an initial public offering and recognized a gain of $96 million ($55 million after-tax). In addition, a $5 million loss resulted from a primary offering of common stock by Sears Canada that diluted the Company's ownership.
  Income tax expense in 1994 and 1993 was 20.9% and 13.6% of pretax income respectively. The 1992 income tax benefit on operations was 45.8% of pretax loss. These rates differed from the statutory rate mainly due to tax-exempt securities income. The rates vary between years primarily due to the relative proportion of tax-exempt income included in pretax income. The 1993 rate was also favorably impacted by an $87 million tax credit and the gain from the initial public offering of The Allstate Corporation. The tax credit resulted from the adjustment of deferred tax assets due to the 1% increase in the federal income tax rate resulting from the Omnibus Budget Reconciliation Act of 1993. Income taxes were not provided on the gain from the Allstate primary initial public offering as it was realized on a tax-free basis.
  The following table summarizes the impact on income from continuing operations of certain significant items in 1994, 1993 and 1992, net of taxes and minority interest.

----------------------------------------------------------
millions                               1994  1993    1992
----------------------------------------------------------
Restructuring                         $ (80) $ -- $(1,745)
California earthquake                  (846)   --      --
Gain on sales of subsidiaries' stock     --   635      50
Tax rate change                          --    87      --
Hurricane Andrew                         --    --  (1,650)
Merchandising exited businesses          --    --    (244)
----------------------------------------------------------

  Income from continuing operations in 1994 was $1.24 billion, compared with $2.42 billion in 1993. Results reflect the impact of the California earthquake and a restructuring charge at Allstate in 1994 and the gain on the Allstate initial public offering and deferred tax asset adjustment in 1993. Excluding the significant items noted in the table, 1994 income from continuing operations increased $472 million, or 27.8%, to $2.17 billion from $1.70 billion in 1993 and 1993 income from continuing operations increased $420 million, or 32.9%, from 1992 income of $1.28 billion.
  Results for 1994 also included a $195 million extraordinary gain related to the early extinguishment of debt associated with the Company's transfer of Sears Tower and all related assets and liabilities to a third party as trustee of a trust in November 1994. The elimination of the related mortgages reduced Corporate debt by $845 million and will result in annual interest savings of approximately $75 million.
  An extraordinary loss of $211 million related to the early extinguishment of debt was included in 1993 results. This extraordinary loss included the call of a $300 million, 7% deep-discount bond issue ($66 million) and payments to terminate interest rate swaps associated with retired commercial paper that was allocated to the funding of discontinued operations ($145 million). The 7% deep-discount bond issue carried an effective yield of 14.6%, and the interest rate swaps, which converted variable to fixed-rate debt, carried an average fixed rate of 9.2%.
  In 1992, net income included a $1.87 billion, or $5.07 per common share, cumulative effect of accounting changes related to the adoption of new accounting for postretirement and postemployment benefits.
  Reported earnings have been impacted by inflation; however, there is no simple way of separating those effects. Competitive and regulatory conditions permitting, the Company modifies the prices charged for its goods and services in order to recognize cost changes as incurred or as anticipated. By also attempting to control costs and efficiently utilize resources, the Company strives to minimize the effects of inflation on its operations.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Below, and on pages 25 and 27, is a discussion of consolidated financial condition, liquidity, and capital resources. Summarized statements of financial position and cash flows and supplemental analyses for the business groups can be found beginning on page 48.

                                      ---

QUALITY AND LIQUIDITY OF ASSETS
The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.
  At Dec. 31, 1994, Allstate Insurance Group comprised 67% of total consolidated assets, Sears Merchandise Group comprised 32% and Corporate assets and the net assets of discontinued operations comprised 1%.

Allstate Insurance Group
The financial position of Allstate is highly liquid, with over 71% of total assets in fixed income securities, equity securities, short-term investments and cash. Nearly 95% of the $38.04 billion of fixed income securities are rated investment grade. The equity securities portfolio of $4.85 billion is recorded at fair value, with unrealized gains of $571 million, and well-diversified. Mortgage loans of $3.23 billion are diversified geographically and by property type. Separate Accounts of $2.80 billion are carried at fair value.

                              1994 ASSETS CHART

Sears Merchandise Group
The Merchandise Group's retail customer receivables portfolio includes $18.20 billion of owned receivable balances and $4.46 billion of receivables sold through securitization. Domestic and international accounts represent $17.04 and $1.16 billion of the owned portfolio, respectively. The portfolio is geographically diversified in the U.S., Canada and Mexico. The Group extends and monitors retail customer credit based on extensive use of proprietary and commercially available credit histories and scoring models. The Group promptly recognizes uncollectible accounts and emphasizes maintenance of an adequate loss allowance, which is assessed using multiple modeling approaches based on portfolio risk characteristics. Domestic accounts are systematically written off at 210 days delinquent or upon receipt of a bankruptcy notice.
  Merchandise inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $692 million higher at Dec. 31, 1994 if valued on the first-in, first-out or FIFO method.

                                      ---

CAPITAL RESOURCES
Strong fundamental operating results and the breadth and depth of capital resources of the Company contributed to a strengthening financial position in 1994.

                             FUNDING BY BUSINESS CHART

  Total net funding for the Company at Dec. 31, 1994 was $21.40 billion compared with $21.66 billion at Dec. 31, 1993. Net funding includes debt reflected on the statement of financial position and investor certificates related to retail customer receivables sold through securitizations, less investments related to funding. At Dec. 31, 1994, the Merchandise Group's total net funding was $20.49 billion, which was used primarily to fund retail customer receivables, and Allstate's total net funding was $869 million. During 1994, the Company eliminated debt of $845 million through the transfer of Sears Tower and all related assets and liabilities to a third party as trustee of a trust. Debt was reduced by $1.54 billion as a result of the classification of

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.

                                                        Consolidated STATEMENTS

                                                           of FINANCIAL POSITION
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                   December 31
................................................................................
millions                                                          1994     1993
................................................................................
ASSETS
Investments (note 7)
  Fixed income securities
   Available for sale, at fair value (amortized cost $30,733
    and $28,549)                                               $30,033  $30,955
  Held to maturity, at amortized cost (fair value $7,869 and
    $8,857)                                                      8,008    7,933
...............................................................................
                                                               38,041   38,888
 Equity securities, at fair value (cost $4,281 and $3,626)      4,852    4,555
 Mortgage loans                                                 3,234    3,563
 Real estate                                                      815      747
...............................................................................
  Total investments                                            46,942   47,753
................................................................................
Receivables
  Retail customer                                               18,201   15,906
 Insurance premium installment and other receivables            3,768    4,113
...............................................................................
  Total receivables                                            21,969   20,019
................................................................................
Cash and invested cash                                           1,421    1,819
Merchandise inventories                                          4,044    3,518
Property and equipment, net                                      5,041    5,223
Deferred income taxes (note 10)                                  3,334    2,369
Other assets                                                     5,872    5,490
Net assets of discontinued operations (note 5)                     473      452
Separate Accounts                                                2,800    2,282
................................................................................
TOTAL ASSETS                                                   $91,896  $88,925
................................................................................
LIABILITIES
Insurance reserves                                             $40,136  $37,444
Long-term debt (note 12)                                        10,854   11,640
Short-term borrowings (note 12)                                  6,190    4,636
Unearned revenues                                                7,259    7,009
Postretirement benefits (note 11)                                3,413    3,302
Accounts payable and other liabilities                           8,509    8,614
Separate Accounts                                                2,800    2,282
................................................................................
TOTAL LIABILITIES                                               79,161   74,927
................................................................................
MINORITY INTEREST                                                1,934    2,334
COMMITMENTS AND CONTINGENT LIABILITIES (notes 9, 13, 14, 16,
 17)
SHAREHOLDERS' EQUITY (note 17)
Preferred shares ($1 par value, 50 shares authorized)
 8.88% Preferred Shares, First Series (3.25 shares issued and
  outstanding)                                                     325      325
Series A Mandatorily Exchangeable Preferred Shares (7.1875
  shares issued and outstanding)                                 1,236    1,236
Common shares ($.75 par value, 1,000 shares authorized, 351.7
 and 350.8 shares outstanding)                                     294      294
Capital in excess of par value                                   2,385    2,354
Retained income                                                  8,918    8,163
Treasury stock (at cost)                                        (1,690)  (1,704)
Deferred ESOP expense (note 11)                                   (558)    (614)
Unrealized net capital gains (note 7)                               32    1,674
Cumulative translation adjustments                                (141)     (64)
................................................................................
TOTAL SHAREHOLDERS' EQUITY                                      10,801   11,664
................................................................................
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $91,896  $88,925
................................................................................

See accompanying notes and the summarized Group financial statements.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Homart as a discontinued operation. Funding related to customer receivables of the Merchandise Group grew during the year as gross customer receivables increased, reflecting the continuing strength of the SearsCharge business. The Company's debt-to-equity ratio, excluding unrealized net capital gains, was 1.6 at Dec. 31, 1994 and 1993.


                               FUNDING SOURCES CHART

  The Company accesses a variety of capital markets to preserve flexibility and diversify its funding sources. The broad access to capital markets also allows the Company to effectively manage liquidity and repricing risk. Liquidity risk is the measure of the Company's ability to fund maturities and provide for the operating needs of its businesses. Repricing risk is the impact on net income due to changes in interest rates. The Company's cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. To aid in the management of repricing risk, the Company uses off-balance-sheet instruments, such as interest rate swaps and caps. The
Company has policies that centrally govern the use of off-balance-sheet instruments.
  The current debt ratings of the Company appear in the table below. The Company believes that its debt ratings continue to afford cost-effective access to the capital markets and it will continue to obtain funds on a competitive and cost-effective basis if the proposed Allstate distribution occurs.

----------------------------------------------------------------------
                                 Moody's              Duff &     Fitch
                               Investors              Phelps Investors
                               Services, Standard     Credit   Service
                                    Inc. & Poor's Rating Co.      Inc.
----------------------------------------------------------------------
Unsecured long-term debt              A2      BBB         A-         A
Unsecured commercial paper           P-1      A-2        D-1       F-1
Term securitization                  Aaa      AAA        AAA       AAA
Asset-backed commercial paper        P-1 A-1+/A-1         NR        NR
----------------------------------------------------------------------

NR--Not rated.

  The Company issues commercial paper through Sears Roebuck Acceptance Corp.
(SRAC) and through the Sears Credit Corp. (SCC) entities. SRAC's total commercial paper outstandings were $4.91 and $2.48 billion at Dec. 31, 1994 and 1993, respectively. The increase in 1994 supported the Company's 1994 refinancing goal of raising the percentage of floating-rate funding to total funding from the level at Dec. 31, 1993. Commercial paper outstandings decreased by $6.04 billion in 1993 due to the paydown of commercial paper from strategic repositioning proceeds and lower funding needs to support continuing businesses. With ratings in the highest category from three nationally recognized debt rating agencies, SRAC is a tier one issuer of commercial paper, which broadens access within the commercial paper market.
  Commercial paper issuance is supported by SRAC's $4.50 billion syndicated credit facility that expires in 1999 and $600 million in uniform bilateral credit agreements. In 1994, SRAC borrowed $845 million of term loans with original maturities between two and five years.
  The commercial paper issued by SCC is collateralized by SearsCharge receivables and allows for the cost-effective management of certain of the Company's term securitization issues. At Dec. 31, 1994 and 1993, SCC commercial paper outstandings were $1.75 billion, supported by syndicated credit facilities of $1.82 billion.
  The Company uses a continuously offered medium-term note program to average interest rates on a portion of its term senior unsecured financings. Variable-rate notes totaling $705 million were issued in 1994 at an average maturity of
2.3 years. Fixed-rate issuances in 1994 totaled $476 million with a weighted average coupon of 6.6% and an average term of 4.3 years. The Company also issues larger discrete senior debt offerings from time to time. In January 1994, it issued $300 million of 6.25% notes, due in 2004.
  The Company securitizes credit card receivables to access intermediate-term investors in a cost-effective manner. These securities are rated in the highest category by the national rating agencies. The Company issued $1.31 billion of domestic, fixed-rate term securitizations in 1994 at an average coupon of 7.1%. As of Dec. 31, 1994, there were $7.22 billion of investor certificates outstanding, which were backed by $3.95 billion of sold domestic retail customer receivables and $3.27 billion of other investments.
  On Mar. 20, 1995, the Company will exchange all of its 28.8 million Series A Mandatorily Exchangeable Preferred Shares (PERCS) for 35.7 million common shares of the Company. The exchange will not dilute earnings per share as the PERCS are reflected in the Company's earnings per share calculation.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.

                                                        Consolidated STATEMENTS

                                                                   of CASH FLOWS
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                       Year Ended December 31
................................................................................
millions                                               1994     1993     1992
................................................................................
                                                                             CASH
FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                   $ 1,454  $ 2,374  $(3,932)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities
  Depreciation, amortization and other noncash items    649      671      832
Cumulative effect of accounting changes                --       --    2,934
Restructuring charges                                 154       --    2,782
Extraordinary (gain) loss related to early extin-
   guishment of debt                                   (319)     107       --
Provision for uncollectible accounts                  698      821      910
Gain on sales of subsidiaries' stock                   --     (635)     (91)
Gain on sales of property and investments            (224)    (293)    (126)
Increase in insurance reserves                      2,692    1,555    4,221
Change in deferred income taxes                       187      199   (2,782)
Increase in retail customer receivables            (3,199)  (2,868)  (1,325)
Decrease (increase) in merchandise inventories       (594)     514      357
Increase in other operating assets                   (545)  (1,705)  (1,217)
Increase in other operating liabilities               992    1,313      691
Discontinued operations                               (15)    (165)    (215)
...............................................................................
  NET CASH PROVIDED BY OPERATING ACTIVITIES          1,930    1,888    3,039
................................................................................
CASH FLOWS FROM INVESTING ACTIVITIES
Sales of securities:
  Fixed income securities available for sale          5,200       --       --
Fixed income securities held to maturity                5       --       --
Fixed income securities                                --    5,927    5,157
Equity securities                                   1,944    1,574    1,352
Maturities of securities:
  Fixed income securities available for sale          3,042       --       --
Fixed income securities held to maturity              949       --       --
Fixed income securities                                --    5,424    2,974
Mortgage loans                                        399      233      113
Purchases of securities:
  Fixed income securities available for sale        (10,211)      --       --
Fixed income securities held to maturity           (1,116)      --       --
Fixed income securities                                --  (15,426) (10,001)
Equity securities                                  (2,359)  (1,769)  (1,566)
Mortgage loans                                       (221)    (306)    (382)
Change in other investments                             (24)     316       26
Proceeds from sales of property and equipment            60       41       28
Purchases of property and equipment                  (1,120)    (668)    (957)
Discontinued operations--net                             (6)     986     (447)
...............................................................................
  NET CASH USED IN INVESTING ACTIVITIES             (3,458)  (3,668)  (3,703)
................................................................................
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                          2,817    1,557    1,348
Repayments of long-term debt                         (2,717)  (2,516)  (1,678)
Increase (decrease) in short-term borrowings, pri-
 marily 90 days or less                               1,617      159     (938)
Proceeds from sales of subsidiaries' stock               --    2,287      162
Repayments from ESOP                                     69       15       10
Mandatorily exchangeable preferred shares issued         --       --    1,205
Common shares issued for employee stock plans            45      193       81
Dividends paid to shareholders                         (698)    (727)    (779)
...............................................................................
  NET CASH PROVIDED BY (USED IN) FINANCING
    ACTIVITIES                                        1,133      968     (589)
................................................................................
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND IN-
 VESTED CASH                                             (3)      (1)      (3)
................................................................................
NET DECREASE IN CASH AND INVESTED CASH                 (398)    (813)  (1,256)
CASH AND INVESTED CASH AT BEGINNING OF YEAR           1,819    2,632    3,888
................................................................................
CASH AND INVESTED CASH AT END OF YEAR               $ 1,421  $ 1,819  $ 2,632
................................................................................

See accompanying notes and the summarized Group financial statements.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
OPERATING, INVESTING AND FINANCING ACTIVITIES
Cash flows from operating activities consist primarily of net income adjusted for certain noncash expense items, including depreciation and the provision for uncollectible accounts, increases in insurance reserves and changes in receivables, inventories and deferred taxes.
  Cash provided by operations in 1994 increased $42 million, compared with 1993. An increase in insurance reserves due to the California earthquake and an increase in other operating liabilities were partially offset by the reduction in net income and increases in retail customer receivables, merchandise inventories and other operating assets. The increase in other operating liabilities in 1994 was primarily due to the increase in Separate Accounts and unearned revenues, which was partially offset by a decrease in the restructuring reserve. Net liquidations of outstanding domestic pass-through certificates increased owned receivables by $1.23 billion in 1994. The increase in other operating assets in 1994 was due primarily to the increase in Separate Accounts.
  Cash provided by operations declined $1.15 billion in 1993 compared with 1992. The decline was primarily due to an increase in retail customer receivables. Net liquidations of outstanding domestic pass-through certificates increased owned receivables by $1.94 billion in 1993. Cash payments in 1993 related to the restructuring reserve were mainly offset by the decrease in the corresponding deferred tax asset and the liquidation of exited businesses' inventories.
  Net cash used in investing activities declined in 1994 primarily due to larger investment purchases in 1993 due to a higher level of funds available as a result of the Allstate initial public offering. The payment of claims relating to the California earthquake also reduced the 1994 level of investment purchases. A higher level of expenditures for property and equipment at the Merchandise Group related to the store remodeling program was partially offset by Allstate's reduced investment purchases.
  The most significant investing activities in 1993 were the growth of Allstate's investment portfolio and purchases of property and equipment. Increases in Allstate's investments were funded by insurance premium receipts, the sale of investment-oriented products and borrowings by The Allstate Corporation and a portion of the proceeds from the initial public offering of The Allstate Corporation.
  Net cash provided by financing activities in 1994 increased primarily due to increases in short-term borrowings supporting higher owned retail customer receivable balances, resulting from the decrease in receivables sold through securitizations.
  In 1993, financing activities consisted primarily of sales of subsidiaries' stock and repayment of debt from proceeds of the Company's strategic repositioning. Cash used in financing activities was also affected by an increased level of debt due to the increase in the amount of owned retail customer receivables.
  The Company paid cash dividends of $1.60 per common share in 1994, the 59th consecutive year of payout. It is currently expected that, if the proposed Allstate distribution occurs, the sum of the annual dividends to be received by a Sears common shareholder who retains the Allstate common stock received in the distribution will be approximately $1.64. It is expected that the Company will pay approximately $0.92 of this amount. The payment of common dividends is dependent upon the Company's earnings and internal investment opportunities.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.

                                                        Consolidated STATEMENTS

                                                         of SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                         Year Ended December 31
..............................................................................
.......                                    1994     1993     1992     1994
1993     1992
..............................................................................
.......                                       $ millions             shares in
thousands
        8.88% PREFERRED SHARES, FIRST
 SERIES (note 17)
Balance, beginning of year      $   325  $   325  $   325    3,250    3,250
3,250 Issued during year                   --       --       --       --       -
-       --
..............................................................................
....... Balance, end of year            $   325  $   325  $   325    3,250
3,250    3,250
..............................................................................
....... SERIES A MANDATORILY
 EXCHANGEABLE
 PREFERRED SHARES (note 17)
Balance, beginning of year      $ 1,236  $ 1,236  $    --    7,188    7,188
  --Issued during year                   --       --    1,236       --       --
  7,188
..............................................................................
....... Balance, end of year            $ 1,236  $ 1,236  $ 1,236    7,188
7,188    7,188
..............................................................................
....... COMMON SHARES
Balance, beginning of year      $   294  $   291  $   290  391,752  387,514
386,057 Stock options exercised and
 other changes                       --        3        1      558    4,238
1,457
..............................................................................
....... Balance, end of year                294      294      291  392,310
391,752  387,514
..............................................................................
....... CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year        2,354    2,195    2,154
Stock options exercised and
 other changes                       31      159       41
..............................................................................
....... Balance, end of year              2,385    2,354    2,195
..............................................................................
....... RETAINED INCOME
Balance, beginning of year        8,163    8,772   13,514
Net income (loss)                 1,454    2,374   (3,932)
Preferred share dividends
 (note 17)                         (137)    (137)    (120)
Common share dividends ($1.60,
 $1.60 and $2.00 per share)        (562)    (558)    (690)
Distribution of Dean Witter,
 Discover & Co. shares               --   (2,288)      --
..............................................................................
 Balance, end of year              8,918    8,163    8,772
..............................................................................
TREASURY STOCK (AT COST)
Balance, beginning of year       (1,704)  (1,734)  (1,746) (40,904) (41,670) (41,961)
Reissued under compensation plans    14       30       12      334      766     291
..............................................................................
Balance, end of year             (1,690)  (1,704)  (1,734) (40,570) (40,904) (41,670)
..............................................................................
DEFERRED ESOP EXPENSE (note 11)
Balance, beginning of year         (614)    (700)    (740)
Reductions                           56       86       40
..............................................................................
Balance, end of year               (558)    (614)    (700)
..............................................................................
UNREALIZED NET CAPITAL GAINS
 (note 7)
Balance, beginning of year        1,674      428      365
Net increase (decrease)          (1,642)   1,246       63
..............................................................................
Balance, end of year                 32    1,674      428
..............................................................................
CUMULATIVE TRANSLATION
 ADJUSTMENTS
Balance, beginning of year          (64)     (40)      26
Net unrealized loss during
 year                               (77)     (24)     (66)
..............................................................................
Balance, end of year               (141)     (64)     (40)
..............................................................................
TOTAL COMMON SHAREHOLDERS'
 EQUITY AND
 SHARES OUTSTANDING             $ 9,240  $10,103  $ 9,212  351,740  350,848  345,844
..............................................................................
TOTAL SHAREHOLDERS' EQUITY      $10,801  $11,664  $10,773
..............................................................................

See accompanying notes.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
------------------------------------------------------------------------------1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Sears, Roebuck and Co. and all significant domestic and international companies in which the Company has more than a 50% equity ownership. Investments in companies in which the Company has a 20% to 50% ownership are accounted for using the equity method. Dean Witter, Discover & Co. (Dean Witter), the Coldwell Banker residential services businesses and Homart Development Co. and affiliated entities (Homart) are presented as discontinued operations.
  Included as an integral part of the consolidated financial statements are separate summarized financial statements of the Company's business groups, Sears Merchandise Group and Allstate Insurance Group (Allstate) beginning on page 48. Refer to note 3 for information regarding the Allstate distribution proposal. Although not a part of the financial statements, also included with the consolidated statements and the summarized group statements are unaudited analyses of operations and financial condition and a ten-year summary of consolidated financial data.
  Certain reclassifications have been made in the 1993 and 1992 financial statements to conform to current accounting classifications.

                                      ---

FISCAL YEAR
In 1994, the Company changed its fiscal year-end from Dec. 31 to a 52 or 53 week year ending on the Saturday closest to Dec. 31. Allstate's year-end continues to be Dec. 31.

                                      ---

MERCHANDISE SALES AND SERVICES
Revenues from merchandise sales and services are net of returns and allowances and exclude sales tax. Revenues from licensed departments, which previously were recorded based on net commissions received, are included on a gross basis. Included in merchandise sales and services are gross revenues from licensed departments of $1.07, $1.03 and $1.15 billion for 1994, 1993 and 1992, respectively.

                                      ---

MAINTENANCE AGREEMENTS
The Company sells extended service contracts with terms of coverage between 12 and 36 months. Revenue and incremental direct acquisition costs from the sale of these contracts are deferred and amortized on a straight-line basis over the lives of the contracts. Costs related to servicing the contracts are expensed as incurrred.

                                      ---

STORE PRE-OPENING EXPENSES
Costs associated with the opening of new stores are expensed in the year incurred.



SALE OF SUBSIDIARY'S STOCK
Gains or losses are recognized on the sale of a subsidiary's stock based on the difference between the offering price and the Company's carrying amount of such stock, unless the sale is part of a broader corporate reorganization.

                                      ---

EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) per common share is computed based on the weighted average number of common and common equivalent shares (dilutive stock options) outstanding and after adjustment for dividends of $29 million in 1994, 1993 and 1992 on the 8.88% Preferred Shares. The Series A Mandatorily Exchangeable Preferred Shares (PERCS) are considered common stock due to their mandatory conversion into common stock and the dividends thereon are not deducted from net income (loss) for purposes of calculating earnings (loss) per common share. Refer to note 17 for discussion of the Company's election to exchange the PERCS on March 20, 1995.
  For the year ended Dec. 31, 1992, the inclusion of the PERCS as common shares resulted in an anti-dilutive impact on the loss per common share calculation. Excluding the PERCS from common shares, the loss from continuing operations and net loss per common share would have been $7.03 and $11.73, respectively. The net loss applicable to common shares, including all preferred share dividends, for the year ended Dec. 31, 1992 was $4.05 billion.

                                      ---

CASH AND INVESTED CASH
Cash and invested cash is defined to include all highly liquid investments with maturities of three months or less.

                                      ---

RETAIL CUSTOMER RECEIVABLES
Retail customer receivables at Dec. 31, 1994 include approximately $8.3 billion of domestic accounts and $382 million of Canadian accounts which will not become due within one year. These receivables are expected to earn finance charge revenue at annual percentage rates ranging from 9.75% to 21.0% for domestic accounts and 28.8% for Canadian accounts.
  Retail customer receivables are shown net of an allowance for uncollectible accounts. When receivables are securitized and sold with recourse, the portion of the allowance for uncollectible accounts pertaining to such receivables is transferred to a recourse liability at the date of sale. Factors such as prior account loss experience, changes in the volume of the account portfolio and overall portfolio quality are considered in determining the allowance and the recourse liability.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
MERCHANDISE INVENTORIES
Merchandise inventories of domestic operations are valued primarily at the lower of cost (using the last-in, first-out or LIFO method) or market by application of internally developed price indices to estimate the effects of inflation in merchandise inventories.
  The LIFO adjustment to cost of sales was a credit of $34 million in 1994, compared with a charge of $5 million in 1993 and a credit of $18 million in 1992. Partial liquidation of merchandise inventories valued under the LIFO method in all three years resulted in credits of $3, $74 and $39 million in 1994, 1993 and 1992, respectively. If the first-in, first-out (FIFO) method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $692 and $726 million higher at Dec. 31, 1994 and 1993, respectively.
  Merchandise inventories of international operations, Western Auto and Puerto Rico, which represent approximately 16% of merchandise inventories, are stated at the lower of cost (using the first-in, first-out or FIFO method) or market.

                                      ---

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 5 to 10 years for equipment and 40 to 50 years for real property. Accumulated depreciation was $5.08 and $5.09 billion at Dec. 31, 1994 and 1993, respectively.

                                      ---

INCOME TAXES
The consolidated federal income tax return of Sears, Roebuck and Co. includes results of the domestic operations of both the continuing business groups and discontinued operations. Tax liabilities and benefits are allocated as generated by the respective businesses, whether or not such benefits would be currently available on a separate return basis.

                                      ---

INVESTMENTS
Fixed income securities which the Company has the ability and positive intent to hold to maturity are carried at amortized cost. Fixed income securities which are available for sale and equity securities are carried at fair value. The difference between amortized cost and fair value, less deferred income taxes, a portion of deferred policy acquisition costs and minority interest, is reflected as a component of shareholders' equity. Provisions are made to write down the value of fixed income securities for declines in value that are other than temporary. Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation reserves. Valuation reserves are based on the estimated uncollectible amounts, considering the cash flows and estimated fair value of the underlying collateral, borrower financial strength and other factors.
  Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.
  Real estate acquired through foreclosure and held for sale is carried at the lower of fair value or depreciated cost, less a valuation allowance for estimated selling expenses.

                                      ---

PROPERTY-LIABILITY INSURANCE ACCOUNTING
Premiums are deferred and earned on a pro rata basis over the terms of the policies.
  Certain costs of acquiring insurance business, principally agents' compensation and premium taxes, are deferred and amortized to income as premiums are earned. Future investment income is considered in determining the recoverability of deferred policy acquisition costs.
  The reserve for claims and claims expense is the estimated amount necessary to settle both reported and unreported claims of insured losses, based upon the facts in each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Reserve estimates are reviewed regularly and updated using the most current information available.
Any resulting adjustments, which may be material, are reflected in current operations.
  On a statutory basis, capital of the property-liability operations was $6.53 and $7.15 billion at Dec. 31, 1994 and 1993, respectively. Statutory net income
(loss) of the property-liability operations was $146 million, $1.12 and $(1.06) billion for 1994, 1993 and 1992, respectively.
  The Company's insurance operations prepare their statutory financial statements in accordance with the accounting principles and practices prescribed or permitted by the insurance departments of the applicable state of domicile. The Company's insurance operations do not follow any permitted statutory accounting practices that have a material effect, individually or in the aggregate, on statutory surplus or risk-based capital of any of the Company's insurance subsidiaries.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
LIFE INSURANCE ACCOUNTING
The Company writes traditional life, accident and disability insurance. The Company also writes long-duration insurance contracts with terms that are not fixed and guaranteed and single premium life insurance contracts, which are considered universal life-type contracts. The Company also sells long-duration contracts that do not involve significant risk of policyholder mortality or morbidity (principally single and flexible premium annuities, guaranteed investment contracts and structured settlement annuities, when sold without life contingencies) which are considered investment contracts. Limited payment contracts (policies with premiums paid over a period shorter than the contract period) primarily consist of group annuities and structured settlement annuities, when sold with life contingencies.
  Premiums for traditional life insurance are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on universal life-type contracts are comprised of contract charges and fees and are recognized when assessed against the policyholder account balance. Revenues on investment contracts include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances. Gross premium in excess of the net premium on limited payment contracts are deferred and recognized over the contract period.
  Reserve for life insurance policy benefits, which relates to traditional life, group annuities and structured settlement annuities with life contingencies, disability and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as plan, year of issue and policy duration. Reserve interest rates generally range from 4.0% to 11.7%. Policy benefit reserves for accident insurance include claim reserves and unearned premium.
  Contractholder funds are reserves for universal life-type and investment contracts. Reserves for these contracts are equal to the account balance that accrues to the benefit of the contractholder. Credited interest rates on contractholder funds ranged from 3.0% to 12.7% for fixed-rate contracts and 2.5% to 11.3% for variable-rate contracts.
  Certain costs of acquiring insurance business, principally agents' compensation, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized to income. For traditional life, limited payment contracts and accident and disability, these costs are amortized in proportion to the estimated revenues on such business. For universal life-type and investment contracts, the costs are amortized in relation to the present value of estimated gross profits on such business. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs. To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as a reduction of the unrealized gains or losses included in shareholders' equity.
  On a statutory basis, capital of the life operations was $1.45 and $1.19 billion at Dec. 31, 1994 and 1993, respectively. Statutory net income of the life operations was $56, $89 and $196 million for 1994, 1993 and 1992, respectively. Refer to property-liability insurance accounting for a discussion of the Company's statutory financial statements.

                                      ---

SEPARATE ACCOUNTS
The Company issues flexible premium deferred variable annuity contracts, the assets and liabilities of which are legally segregated as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. Investment income and gains and losses of the Separate Accounts accrue directly to the contractholders and are, therefore, not included in the Company's operating results. Revenues to the Company from the Separate Accounts consist of administration fees and mortality and expense risk charges.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
The Company utilizes various off-balance-sheet financial instruments to manage the interest rate and market risk associated with its investment portfolio and borrowings, fund its investment commitments and improve its asset/liability management. The counterparties to these instruments are major financial institutions with credit ratings of primarily AA.

Investment-related
Amounts receivable or payable under interest rate swap, commodity swap, and interest rate cap and floor agreements are accrued and reported in income. The cost of interest rate cap and floor agreements and debt warrants are reported as fixed income securities and amortized as an offset to investment income over the life of the agreements. The cost of options on equity securities are amortized as a realized capital loss over the option period. Any gains upon disposition of options on equity securities are recognized in income. The remaining unamortized premiums of debt warrants exercised are amortized against income over the life of the related securities.
  Gains and losses on open futures and forward contracts designated as hedges of anticipatory transactions are deferred. Once the anticipated transactions are completed, the deferred gains or losses are amortized in income over the lives of the related securities or included in the recognition of gain or loss from disposition. Gains and losses on early contract terminations that modify the characteristics of designated securities are amortized to income over the securities' remaining life. Otherwise, immediate recognition of gain or loss occurs.

Debt-related
Interest rate swap agreements modify the interest characteristics of a portion of the Company's debt. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable is included in other assets or liabilities. The fair values of the swap agreements are not recognized in the financial statements.
  Interest rate caps are used to lock in a maximum rate if rates rise, but enable the Company to otherwise pay lower market rates. The cost of interest rate caps is amortized to interest expense over the life of the caps.
Payments received due to the interest rate caps reduce interest expense. The unamortized cost of the interest rate caps is included in other assets.


2. ACCOUNTING CHANGES
Effective Dec. 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires securities that are available for sale be carried at fair value, with changes in net unrealized gains and losses recorded directly to shareholders' equity. Previously, fixed income securities classified as available for sale were carried at the lower of amortized cost or fair value, determined in the aggregate. The adoption of SFAS No. 115 had no impact on net income, but increased shareholders' equity by $1.18 billion at Dec. 31, 1993.
  Effective Jan. 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," for all domestic and foreign postretirement and postemployment benefit plans by immediately recognizing the transition amounts. The Company previously expensed the cost of these benefits, which consist of health care and life insurance, as claims were incurred.

                                      ---

3. DISTRIBUTION PROPOSAL
In November 1994, the Company announced it intends to distribute in a tax-free dividend to the Company's common shareholders its 80.2% ownership interest of The Allstate Corporation. The distribution proposal will be considered at a special shareholders' meeting to be held on Mar. 31, 1995. The distribution is expected to occur in mid-1995, but is subject to market conditions, final approval by the Company's Board of Directors, any required regulatory approvals and a favorable tax ruling or opinion on the tax-free nature of the distribution.
  The following pro forma condensed consolidated statement of income for the year ended Dec. 31, 1994 assumes Allstate had been treated as a discontinued operation as of the end of the year.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

---------------------------------------------------------------------
                                             Year Ended December 31
---------------------------------------------------------------------
millions, except per common share data                      1994
---------------------------------------------------------------------
REVENUES
Merchandise sales and services                           $29,450
Credit revenues                                            3,575
---------------------------------------------------------------------
Total revenues                                            33,025
---------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales, buying and occupancy                       21,568
Selling and administrative                                 7,513
Depreciation and amortization                                541
Provision for uncollectible accounts                         698
Interest                                                   1,279
---------------------------------------------------------------------
Total costs and expenses                                  31,599
---------------------------------------------------------------------
Operating income                                           1,426
Other income                                                  59
---------------------------------------------------------------------
Income before income taxes and minority interest           1,485
Income taxes                                                 614
Minority interest                                            (14)
---------------------------------------------------------------------
Income from continuing operations                        $   857
---------------------------------------------------------------------
Earnings from continuing operations per common share     $  2.13
Average common and common equivalent shares outstanding    388.9
---------------------------------------------------------------------

  The Company has historically not classified its statement of financial position because of its significant insurance operations. The following pro forma condensed consolidated balance sheet presents a classified balance sheet assuming Allstate was treated as a discontinued operation on Dec. 31, 1994.

-------------------------------------------------------------------------------
millions                                                          December 31, 1994
 -----------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and invested cash                                              $  548
Retail customer receivables                                           18,201
Other receivables                                                        321
Inventories                                                            4,044
Deferred income taxes                                                    998
Other current assets                                                     303
 -----------------------------------------------------------------------------------
Total current assets                                                  24,415
 -----------------------------------------------------------------------------------
Property and equipment, net                                            4,253
Deferred income taxes                                                    607
Other assets                                                             806
Net assets of discontinued operations                                  7,231
 -----------------------------------------------------------------------------------
TOTAL ASSETS                                                         $37,312
 -----------------------------------------------------------------------------------
LIABILITIES
Current liabilities
Short-term borrowings                                                $ 6,190
Current portion of long-term debt and capitalized lease
  obligations                                                          1,141
Accounts payable and other current liabilities                         6,582
 -----------------------------------------------------------------------------------
Total current liabilities                                             13,913
-----------------------------------------------------------------------------------
Long-term debt and capitalized lease obligations                       8,844
Postretirement benefits, minority interest and other liabilities       3,754
 -----------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     26,511
-----------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                  10,801
-----------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY                            $37,312
 -----------------------------------------------------------------------------------

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred; nor is the pro forma information intended to be indicative of the Company's future results of operations or financial position.
 If the distribution is approved by the Board, shareholders' equity will be reduced by approximately the Company's investment in Allstate. At Dec. 31, 1994, the Company's investment in Allstate was $6.76 billion. In addition, the Savings and Profit Sharing Fund of Sears Employees, which includes an Employee Stock Ownership Plan (the ESOP) will be split into two different plans, a plan for employees of the Company and its affiliates other than Allstate and a plan for Allstate employees. The ESOP will be split with 50% of the unallocated shares in the ESOP and 50% of the ESOP debt being transfered to the Allstate plan. In connection with this transfer, Allstate will purchase from the Company 50% of the Company's remaining loan to the ESOP. The purchase price is expected to be $327 million. See note 11 for further information on the ESOP. In addition, the Company will repay a $450 million note payable to Allstate related to a capital contribution in 1990.

                                      ---

4. SALES OF SUBSIDIARIES' STOCK
In June 1993, The Allstate Corporation completed a primary initial public offering of 89.5 million, or 19.9%, of its common shares at an initial offering price of $27 per share. The proceeds from the sale, net of expenses, amounted to $2.29 billion and resulted in a gain of $635 million. Income taxes have not been provided on the gain as it was realized on a tax-free basis.
  In March 1992, the Company and Sears, Roebuck de Mexico, S.A. de C.V. (Sears Mexico) sold, in a series of transactions, common stock of Sears Mexico representing 25% of the Company's ownership. These transactions resulted in an after-tax gain of $55 million.
  In September 1992, Sears Canada Inc. (Sears Canada), a subsidiary of the Company, completed a primary offering of common stock diluting the Company's ownership in Sears Canada to 61.2%, resulting in a $5 million loss to the Company.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5. DISCONTINUED OPERATIONS
Income from discontinued operations was as follows:

---------------------------------------------------------------
                                       Year Ended December 31
---------------------------------------------------------------
millions                                        1994 1993  1992
---------------------------------------------------------------
Operating income, less income tax expense
 of $1, $165 and $151                           $15  $229  $252
Loss on disposal, including income tax expense
 of $22                                          --   (64)   --
---------------------------------------------------------------
Total                                           $15  $165  $252
---------------------------------------------------------------

  The Company is pursuing a divestiture of Homart. The Company anticipates that the divestiture will be completed by Dec. 30, 1995 and no loss is expected to be incurred.
  In March 1993, Dean Witter completed a primary initial public offering of 19.9% of its common stock. The Company did not recognize a gain on this transaction. On June 18, 1993, the Company's Board of Directors approved a tax-free spin-off of Dean Witter to the Company's common shareholders. Sears common shareholders of record on June 28, 1993 received, effective June 30, 1993, .39 shares of Dean Witter for each Sears common share owned. This transaction resulted in a noncash dividend to Sears common shareholders totaling $2.29 billion.
  In May 1993, the Company entered into separate agreements to sell the Coldwell Banker residential business and the mortgage banking operations. A $64 million after-tax loss was recorded in the second quarter of 1993 primarily due to adverse income tax effects related to the sale of Sears Savings Bank. These sales were completed in the fourth quarter of 1993.
  The operating results of the discontinued operations are summarized below:

---------------------------------------------------------------------
                                            Year Ended December 31
---------------------------------------------------------------------
millions                                         1994   1993    1992
---------------------------------------------------------------------
Dean Witter
 Revenues                                          -- $2,832  $5,233
 Income                                            --    248     434
Coldwell Banker residential services businesses
 Revenues                                          -- $1,204  $1,523
 Income (loss)                                     --     (8)     74
Homart
 Revenues                                        $266 $  234  $  222
 Income (loss)                                     15    (11)   (256)
---------------------------------------------------------------------


                                      ---

6. RESTRUCTURING
During 1994, approximately 600 Allstate employees accepted a voluntary early retirement program offer. The total pretax cost of the program was $154 million.
  The Merchandise Group recorded a pretax charge in the fourth quarter of 1992 of $2.65 billion related to discontinuing its domestic catalog operations, offering a voluntary early retirement program to certain salaried associates, closing unprofitable retail department and specialty stores, streamlining or discontinuing various unprofitable merchandise lines and the writedown of underutilized assets to market value. Corporate also recorded a $24 million pretax charge related to offering termination and early retirement programs to certain associates.
  During the first quarter of 1992, the Merchandise Group recorded a $106 million pretax charge for severance costs related to cost reduction programs for commission sales and headquarters staff in domestic merchandising.


                                      ---

7. INVESTMENTS
The amortized cost, unrealized gains and losses, and fair value of fixed income securities were as follows:

---------------------------------------------------------------
millions                                     December 31, 1994
---------------------------------------------------------------
                                            Gross
                                          Unrealized
                              Amortized --------------     Fair
AVAILABLE FOR SALE                 Cost Gains (Losses)    Value
---------------------------------------------------------------
U.S. Government and agencies    $ 1,095  $  3  $   (69) $ 1,029
Municipal                        16,265   614     (585)  16,294
Corporate                         6,836    69     (337)   6,568
Foreign government                  415     3      (34)     384
Mortgage-backed securities        5,975    28     (390)   5,613
Redeemable preferred stock          147     1       (3)     145
---------------------------------------------------------------
Total                           $30,733  $718  $(1,418) $30,033
---------------------------------------------------------------
HELD TO MATURITY
---------------------------------------------------------------
U.S. Government and agencies    $ 1,062  $ 27  $   (85) $ 1,004
Corporate                         6,338   121     (195)   6,264
Foreign government                    1    --       --        1
Mortgage-backed securities          607    12      (19)     600
---------------------------------------------------------------
Total                           $ 8,008  $160  $  (299) $ 7,869
---------------------------------------------------------------

----------------------------------------------------------------
millions                                      December 31, 1993
----------------------------------------------------------------
                                             Gross
                                          Unrealized
                              Amortized ---------------     Fair
AVAILABLE FOR SALE                 Cost  Gains (Losses)    Value
----------------------------------------------------------------
U.S. Government and agencies    $   781 $   47     $ (3) $   825
Municipal                        15,670  1,817      (12)  17,475
Corporate                         5,901    386      (32)   6,255
Foreign government                  364     16       (5)     375
Mortgage-backed securities        5,625    209      (19)   5,815
Redeemable preferred stock          208      4       (2)     210
----------------------------------------------------------------
Total                           $28,549 $2,479     $(73) $30,955
----------------------------------------------------------------
HELD TO MATURITY
----------------------------------------------------------------
U.S. Government and agencies    $   853 $  161     $ (8) $ 1,006
Corporate                         6,198    689      (12)   6,875
Foreign government                    1     --       --        1
Mortgage-backed securities          881     95       (1)     975
----------------------------------------------------------------
Total                           $ 7,933 $  945     $(21) $ 8,857
----------------------------------------------------------------

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
The scheduled maturities for fixed income securities were as follows at Dec. 31, 1994:

--------------------------------------------------------------
                              Available for
                                  Sale        Held to Maturity
millions                    ----------------- ----------------
                            Amortized    Fair Amortized   Fair
Due in                           Cost   Value      Cost  Value
--------------------------------------------------------------
1 year or less                $ 1,026 $ 1,056    $  448 $  447
1-5 years                       5,421   5,555     2,028  2,000
6-10 years                      6,037   5,966     1,985  1,917
After 10 years                 12,274  11,843     2,940  2,905
--------------------------------------------------------------
                               24,758  24,420     7,401  7,269
Mortgage-backed securities      5,975   5,613       607    600
--------------------------------------------------------------
Total                         $30,733 $30,033    $8,008 $7,869
--------------------------------------------------------------

  Actual maturities may differ from those scheduled due to prepayments by the issuers.
  Unrealized capital gains and losses on fixed income securities available for sale and equity securities included in shareholders' equity at Dec. 31, 1994 were as follows:

-----------------------------------------------------------------------
                                                Gross              Net
                                             Unrealized     Unrealized
                         Amortized    Fair ---------------      Gains/
millions                      Cost   Value  Gains (Losses)    (Losses)
-----------------------------------------------------------------------
Fixed income securities
 available for sale        $30,733 $30,033 $  718  $(1,418)      $(700)
Common stocks                3,969   4,547    719     (141)        578
Preferred stocks               312     305      2       (9)         (7)
-----------------------------------------------------------------------
                           $35,014 $34,885 $1,439  $(1,568)      $(129)
-----------------------------------------------------------------------
Deferred income taxes, deferred policy acquisition costs
 and minority interest                                             161
-----------------------------------------------------------------------
Total                                                            $  32
-----------------------------------------------------------------------

  The change in unrealized capital gains and losses, net of applicable income taxes, deferred policy acquisition costs and minority interest, for fixed income securities and equity securities carried at fair value was a decrease of $1.64 billion for the year ended Dec. 31, 1994 and an increase of $1.25 billion and $63 million for the years ended Dec. 31, 1993 and 1992, respectively. The change in net unrealized capital gains and losses on fixed income securities carried at amortized cost or the lower of amortized cost or fair value was a decrease of $1.06 billion, $1.24 billion and $74 million for the years ended Dec. 31, 1994, 1993 and 1992, respectively.

  Investment income by investment type for Allstate was as follows:

-------------------------------------------------------------------
                                             Year Ended December 31
-------------------------------------------------------------------
millions                                       1994    1993    1992
-------------------------------------------------------------------
Fixed income securities                      $2,917  $2,820  $2,735
Equity securities                               134     112     100
Mortgage loans                                  321     354     331
Other                                           103     113      92
-------------------------------------------------------------------
Investment income, before expense             3,475   3,399   3,258
Investment expense                               74      75      58
-------------------------------------------------------------------
Investment income, less investment expense   $3,401  $3,324  $3,200
-------------------------------------------------------------------

  Allstate realized capital gains and losses on investments were as follows:

-------------------------------------------------------------
                                    Year Ended December 31
-------------------------------------------------------------
millions                              1994     1993     1992
-------------------------------------------------------------
Fixed income securities               $ 31     $137    $ 216
Equity securities                      240      180      112
Other investments                      (69)     (97)    (166)
-------------------------------------------------------------
Realized capital gains                 202      220      162
Income taxes                            70       77       55
-------------------------------------------------------------
Realized capital gains, net of tax    $132     $143    $ 107
-------------------------------------------------------------

  Gross gains of $132, $197 and $225 million and gross losses of $105, $29 and $36 million were realized on sales of fixed income securities during 1994, 1993 and 1992, respectively.
  The pretax income effect of provisions for investment losses, principally provisions for other than temporary declines in value on fixed income securities and valuation reserves on mortgage loans was $92, $253 and $270 million in 1994, 1993 and 1992, respectively.
  Valuation reserves on mortgage loans and real estate were $97 and $93 million at Dec. 31, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
------------------------------------------------------------------------------8.
REINSURANCE
The Company assumes and cedes insurance to participate in the reinsurance market, limit maximum losses and minimize exposure on large risks. Reinsurance
ceded arrangements do not discharge the Company as the primary insurer.   The
effects of reinsurance on premiums written and earned were as follows:

-----------------------------------------------------------------------------
                                                    Year Ended December 31
-----------------------------------------------------------------------------
millions
                                            1994     1993     1992
-----------------------------------------------------------------------------
Property-liability premiums written
Direct                                            $16,746  $16,194  $15,652
Assumed                                               880      857      860
Ceded                                                (617)    (436)    (501)
-----------------------------------------------------------------------------
Property-liability premiums written,
  net of reinsurance                               $17,009  $16,615  $16,011
-----------------------------------------------------------------------------
Property-liability premiums earned
 Direct                                            $16,550  $15,922  $15,383
Assumed                                               867      831      835
Ceded                                                (609)    (430)    (480)
-----------------------------------------------------------------------------
Property-liability premiums earned,
 net of reinsurance                                $16,808  $16,323  $15,738
-----------------------------------------------------------------------------
Life insurance premiums and contract charges
 Direct                                            $ 1,092  $ 1,120  $ 1,156
Assumed                                                 9        6       10
Ceded                                                 (48)     (47)     (38)
-----------------------------------------------------------------------------
Life insurance premiums and contract charges, net
  of reinsurance                                   $ 1,053  $ 1,079  $ 1,128
-----------------------------------------------------------------------------

  The recoverable amounts at Dec. 31, 1994 and 1993 include $121 and $117 million related to losses paid by the Company and billed to reinsurers and $1.75 and $1.80 billion estimated by the Company with respect to unpaid losses which are not billable until the losses are paid. Amounts recoverable from pools, associations and facilities included above were $297 and $339 million at Dec. 31, 1994 and 1993, respectively. No amount due or estimated due from any one reinsurer was in excess of $130 and $132 million at Dec. 31, 1994 and 1993, respectively.
  Amounts recoverable are regularly evaluated by the Company and an allowance for uncollectible reinsurance is provided when collection is in doubt. The pretax income effect of provisions for uncollectible reinsurance were $26, $9 and $37 million in 1994, 1993 and 1992, respectively. The allowance for uncollectible reinsurance was $126 and $110 million at Dec. 31, 1994 and 1993, respectively.

9. RESERVE FOR PROPERTY-LIABILITY INSURANCE CLAIMS AND CLAIMS EXPENSE Activity in the reserve for property-liability insurance claims and claims expense was as follows:

----------------------------------------------------------------
millions                                 1994     1993     1992
----------------------------------------------------------------
Reserve at Jan. 1                     $15,683  $15,299  $13,533
Less reinsurance recoverables           1,442    1,490    1,162
----------------------------------------------------------------
Net reserve at Jan. 1                  14,241   13,809   12,371
 Incurred claims and claims expense:
   Current year                        15,387   13,297   15,296
   Prior years                           (722)    (375)     (91)
----------------------------------------------------------------
   Total incurred                      14,665   12,922   15,205
----------------------------------------------------------------
 Claims and claims expense paid:
   Current year                         8,803    7,455    9,200
   Prior years                          4,541    5,035    4,567
----------------------------------------------------------------
   Total paid                          13,344   12,490   13,767
----------------------------------------------------------------
Net reserve at Dec. 31                 15,562   14,241   13,809
Plus reinsurance recoverables           1,371    1,442    1,490
----------------------------------------------------------------
Reserve at Dec. 31 (1)                $16,933  $15,683  $15,299
----------------------------------------------------------------

(1) Loss development information for Allstate's British reinsurance subsidiary is not available on a comparable basis. In 1994, the net claims and claims expense was $98 million and net payments were $57 million. These amounts were treated as attributable to the current year.

  Favorable reserve development in 1994, 1993 and 1992 with respect to prior years was consistent with the Company's conservative reserving philosophy and the result of favorable severity trends (average cost per claim) which more than offset adverse development on asbestos and environmental claims. If the favorable trends continue, additional reserve releases will occur.
  Insurance reserves for asbestos and environmental claims are subject to greater uncertainties than those presented by other types of claims. Management believes that its exposure to asbestos and environmental claims have been effectively limited to risks assumed as well as primary commercial coverages written prior to 1986. Reserves for asbestos and environmental claims were $1.64 and $1.61 billion at Dec. 31, 1994 and 1993, respectively. Reinsurance recoverable for these claims were $785 and $756 million at Dec. 31, 1994 and 1993, respectively. Net asbestos and environmental losses paid in 1994 and 1993 as a percent of ending reserves at Dec. 31, 1994 and 1993 were 9.3% and 5.2%, respectively.
  While management believes that its reserves for asbestos and environmental claims are appropriately established, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently recorded, resulting in an increase in the loss reserves. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional reserves that may be required.
36

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
10. INCOME TAXES
Income (loss) before income taxes (benefit) and minority interest was as follows:

---------------------------------
          Year Ended December 31
---------------------------------
millions    1994    1993    1992
---------------------------------
Domestic  $1,633 $2,902  $(4,244)
Foreign       79     70      (50)
---------------------------------
Total     $1,712 $2,972  $(4,294)
---------------------------------

  Federal, state and foreign taxes were as follows:

-------------------------------------------------------------
                                 Year Ended December 31
-------------------------------------------------------------
millions                         1994       1993       1992
-------------------------------------------------------------
Federal income tax
 Current                        $  245     $  196  $    (414)
 Deferred                           (7)       135     (1,367)
State income tax
 Current                            45         (5)       (14)
 Deferred                           38         57       (152)
Foreign income tax
 Current                            49         12         (4)
 Deferred                          (12)         9        (14)
-------------------------------------------------------------
Income tax provision (benefit)  $  358       $404    $(1,965)
-------------------------------------------------------------

  A reconciliation of the statutory federal income tax rate to the effective rate was as follows:

------------------------------------------------
                     Year Ended December 31
------------------------------------------------
                            1994   1993   1992
------------------------------------------------
Statutory federal income
 tax rate (benefit)         35.0%  35.0% (34.0)%
State income taxes, net
 of federal income taxes     3.2    1.1   (2.6)
Tax-exempt income          (20.5) (12.0)  (9.0)
Gain on The Allstate
 Corporation initial
 public offering              --   (7.5)    --
Deferred income taxes
 adjustment for rate
 change                       --   (2.9)    --
Other                        3.2   (0.1)  (0.2)
------------------------------------------------
Effective income tax rate
 (benefit)                  20.9%  13.6% (45.8)%
------------------------------------------------

  Deferred taxes were recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards. The following deferred taxes were recorded:

------------------------------------------------
                                     December 31
------------------------------------------------
Assets/(Liabilities) in millions    1994    1993
------------------------------------------------
Insurance loss reserves           $1,087  $  993
Unearned maintenance income          294     336
Loan loss reserves                   362     346
Unearned insurance premiums          436     422
Alternative minimum tax credit       571     452
Postretirement benefit liability   1,359   1,304
Restructuring reserves               237     400
Other deferred tax assets            908     986
Fixed assets                        (573)   (435)
Policy acquisition costs            (568)   (499)
Prepaid pension                     (187)   (183)
LIFO                                (169)   (134)
Unrealized securities gains          (11) (1,120)
Other deferred tax liabilities      (412)   (499)
------------------------------------------------
Total                             $3,334  $2,369
------------------------------------------------

  U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates which the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $341 million at Dec. 31, 1994. Upon remittance of these earnings, taxes of $160 million would be paid. Income taxes of $293, $(456) and $262 million were paid (refunded) in 1994, 1993 and 1992, respectively. The Company has $571 million of tax credits that can be carried forward indefinitely resulting from alternative minimum tax payments. Net operating loss carryforwards from Canadian operations of $11 and $43 million will expire in 1999 and 2000, respectively.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11. BENEFIT PLANS
Expenses for retirement and savings-related benefit plans were as follows:

-------------------------------------------------------------------
                                           Year Ended December 31
-------------------------------------------------------------------
millions                                            1994 1993  1992
-------------------------------------------------------------------
Savings and Profit Sharing Fund of Sears Employees
 Defined contribution                               $ 75 $127  $  1
 Additional ESOP expense (benefit)                     5  (23)   68
Pension plans                                         50   45    94
Retiree insurance benefits                           302  312   300
Other plans                                            9   18    18
-------------------------------------------------------------------
Total                                               $441 $479  $481
-------------------------------------------------------------------

                                      ---

PROFIT SHARING FUND
Most domestic employees are eligible to become members of The Savings and Profit Sharing Fund of Sears Employees (the Fund). Beginning in 1994, Company contributions are calculated separately for Allstate employees and for employees of other participating companies. The Company contribution is based on 6% of consolidated income of Allstate as defined for Allstate employees and 6% of consolidated income, as defined, for the remaining participating companies for all other employees. Company contributions are limited to 70% of eligible deposits. Contributions are allocated to participating companies based on eligible deposits made by their employees.
  In 1993 and 1992, the Company contributed up to 35% of eligible deposits by Fund participants, and at the Company's discretion an additional contribution of up to 35% of eligible deposits. Total Company contributions could not exceed 6% of consolidated income, as defined.
  The Fund includes an Employee Stock Ownership Plan (the ESOP) to prefund a portion of the Company's anticipated contribution through 2004. The Company loaned the ESOP $800 million which it used to purchase 21.9 million (increased to 27.2 million as a result of the Dean Witter spin-off) Sears common shares in the open market. The loan is repaid with dividends on ESOP shares and Company contributions. The additional ESOP expense (benefit) included in the benefit plan expense table was computed as follows:

-------------------------------------------------------------------------
                                         Year Ended December 31
-------------------------------------------------------------------------
millions
                                       1994      1993     1992
-------------------------------------------------------------------------
Interest expense recognized by ESOP    $ 64     $  71     $ 72
Less dividends accrued on ESOP shares   (43)      (40)     (46)
Cost of shares allocated to employees
 and plan expenses                       56        71       42
-------------------------------------------------------------------------
                                         77       102       68
-------------------------------------------------------------------------
Reduction of defined contribution
 due to ESOP                            (72)     (125)
---------------------------------------------------------------------------
Additional ESOP expense (benefit)      $  5     $ (23)    $ 68
-------------------------------------------------------------------------

  The Company contributed $91, $45 and $36 million to the ESOP in 1994, 1993 and 1992, respectively. At Dec. 31, 1994, total committed to be released, allocated and unallocated ESOP shares were 2.0, 5.6 and 19.6 million, respectively. Refer to note 3 for a discussion of the proposed split of the ESOP.

                                      ---

PENSION PLANS
Substantially all domestic full-time and certain part-time employees are eligible to participate in noncontributory defined benefit plans after meeting age and service requirements. Substantially all Canadian employees are eligible to participate in contributory defined benefit plans. Pension benefits are based on length of service, compensation and, in certain plans, Social Security or other benefits. Funding for the various plans of the Company is determined using various actuarial cost methods, and amounted to $200, $134 and $127 million for 1994, 1993 and 1992, respectively.
  Pension expense was comprised of the following:

-----------------------------------------------------------
                                    Year Ended December 31
-----------------------------------------------------------
millions                                  1994  1993  1992
-----------------------------------------------------------
Benefits earned during the period         $212  $177  $192
Interest on projected benefit obligation   385   418   395
Actual return on plan assets                15  (808) (331)
Net amortization and deferral             (562)  258  (162)
-----------------------------------------------------------
Pension expense                           $50   $ 45  $ 94
-----------------------------------------------------------

  The weighted average discount rate and rate of increase in compensation used in determining the actuarial present value of the projected benefit obligations were 9.0% and 4.75% in 1994, 7.5% and 4.5% in 1993 and 8.5% and 5.5% in
38

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1992. The expected long-term rate of return on plan assets used in determining net periodic pension cost was 9.5% in 1994, 1993 and 1992.
  The plans' funded status was as follows:

------------------------------------------------------------------------------
                                                                December 31
-----------------------------------------------------------------------------
                                           1994                1993
------------------------------------------------------------------------------
                                       Assets   Accumu-    Assets   Accumu-
                                       exceed     lated    exceed     lated
                                       accumu-  benefits   accumu-  benefits
                                        lated    exceed     lated    exceed
millions                             benefits    assets  benefits    assets
------------------------------------------------------------------------------
Actuarial present value of benefit
  obligations
  Vested benefit obligation           $3,421     $ 111    $4,620     $ 151
------------------------------------------------------------------------------
Accumulated benefit obligation         $3,663     $ 113    $4,920     $ 169
------------------------------------------------------------------------------
Projected benefit obligation (PBO)     $4,325     $ 130    $5,719     $ 260
Plan assets at fair value, primarily
  publicly traded stocks and bonds      4,338         6     5,618
------------------------------------------------------------------------------
PBO less than (in excess of) plan
  assets                                   13      (124)     (101)     (260)
Unrecognized net loss                     547        29       888        49
Unrecognized prior service cost            (2)       14        --        19
Unrecognized transitional (asset)
  obligation                              (98)       --      (197)        1
Adjustment required to recognize
  minimum liability                        --       (32)       --       (33) -
-----------------------------------------------------------------------------
Prepaid (accrued) pension
  cost in the Statement of Financial
  Position at Dec. 31                    $  460     $(113)   $  590     $(224) -
-----------------------------------------------------------------------------

  Included in the Company's 1992 restructuring charges were pension termination costs and settlement charges of $233 and $141 million, respectively, which were partially offset by curtailment gains of $75 million.


                                      ---

RETIREE INSURANCE BENEFITS
The Company provides certain health care and life insurance benefits for retired employees. Generally, qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for 10 or more years immediately prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service. The Company's share is subject to a 5% limit on annual medical inflation after retirement. The Company's postretirement benefit plans are not funded. The Company has the right to modify or terminate these plans. Postretirement benefit expense was comprised of the following:

------------------------------------------------------
                               Year Ended December 31
------------------------------------------------------
millions                                1994 1993 1992
------------------------------------------------------
Benefits earned during the period       $ 58 $ 48 $ 52
Interest on accumulated postretirement
 benefit obligation                      244  264  248
------------------------------------------------------
Postretirement benefit expense          $302 $312 $300
------------------------------------------------------

  Included in the Company's 1992 restructuring charges were postretirement termination costs of $76 million and postretirement curtailment losses of $61 million.
  The plans' funded status was as follows:

-----------------------------------------------------------------------
                                                           December 31
-----------------------------------------------------------------------
millions                                                   1994   1993
-----------------------------------------------------------------------
Accumulated postretirement benefit obligation
 Retirees                                                $2,384 $2,699
 Fully eligible active plan participants                    258    355
 Other active plan participants                             438    641
-----------------------------------------------------------------------
Accumulated postretirement benefit obligation             3,080  3,695
 Unrecognized gain (loss)                                   333   (393)
-----------------------------------------------------------------------
Accrued postretirement benefit cost in the Statement of
 Financial Position at Dec. 31                           $3,413 $3,302
-----------------------------------------------------------------------

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 9.0% in 1994 and 7.5% in 1993.
  The weighted average health care cost trend rate used in measuring the postretirement benefit expense was 12.5% in 1995 gradually declining to 6% in 2007 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $75 million and would increase the annual postretirement benefit expense by $11 million.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12. BORROWINGS
Short-term borrowings consisted of:

-----------------------------------------------------------------------------
                                                                December 31
-----------------------------------------------------------------------------
millions                                                       1994    1993
-----------------------------------------------------------------------------
Commercial paper                                             $5,919  $4,133
Bank loans                                                       98     107
Agreements with bank trust departments                           87     140
Other loans (principally foreign)                                86     256
-----------------------------------------------------------------------------
Total short-term borrowings                                  $6,190  $4,636
Weighted average interest rate at Dec. 31                       6.1%    4.2%
Weighted average interest rate at Dec. 31, including
 effects of swaps and caps                                      6.5%    5.2%
-----------------------------------------------------------------------------

  At Dec. 31, 1994, the Company had credit agreements totaling $8.01 billion. SRAC's credit facilities totaled $5.10 billion, including $4.50 billion in syndicated credit agreements and $600 million in uniform credit agreements with individual banks. The Sears Credit Corp. entities, in support of asset-backed commercial paper, had $1.82 billion in credit lines. The Allstate Corporation and Sears Canada had credit agreements totaling $1.00 billion and $95 million, respectively. These syndicated and uniform credit agreements provide for loans at prevailing interest rates and mature at various dates through September 1999. The Company pays commitment fees in connection with these credit agreements.
The Company had interest rate swap agreements which established fixed rates on $752 and $824 million of short-term variable rate debt at Dec. 31, 1994 and 1993, resulting in weighted average interest rates of 9.1% and 9.0%, respectively. The weighted average maturity of agreements in effect on Dec. 31, 1994 was approximately fifteen years. Due to interest rate caps, the Company had maximum weighted average interest rates of 9.0% on $450 million of debt at Dec. 31, 1994 and 7.7% on $900 million of debt at Dec. 31, 1993. The weighted average maturity of cap agreements in effect on Dec. 31, 1994 was approximately two years.

  Long-term debt was as follows:

------------------------------------------------------------------------------
millions                                                         December 31
------------------------------------------------------------------------------
                          ISSUE                                1994     1993
------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.
 6.25% to 9.5% Notes, due 1994 to 2004                       $ 1,950  $ 2,231
8.2% Extendable Notes, due 1999                                  31       31  6%
Debentures, $300 million face value, due 2000, effective
  rate 14.8%                                                     205      194
9.375% Debentures, due 2011                                     300      300
4.85% to 10.0% Medium-Term Notes,
  due 1994 to 2021                                             3,963    3,656
Capitalized lease obligations                                    40       43
SEARS ROEBUCK ACCEPTANCE CORP.
 6.05% to 6.6% term loans, due 1996 to 1999                      845       --
SEARS DC CORP.
 5.19% to 9.26% Medium-Term Notes,
  due 1994 to 2012                                             1,521    2,148
SEARS OVERSEAS FINANCE N.V. (GUARANTEED BY
 SEARS, ROEBUCK AND CO.)
 Zero Coupon Bonds, $400 million face value,
  due 1994, effective rate 12.8%                                  --      382
Zero Coupon Bonds, $500 million face value,
  due 1998, effective rate 12.0%                                 336      300
THE ALLSTATE CORPORATION
 5 7/8% and 6 3/4% Notes, due 1998 and 2003                      600      600
7 1/2% Debentures, due 2013                                     250      250
Floating rate notes, due 2009                                    19       --
SEARS CANADA INC.
 9 1/4% to 11 3/4% Debentures, due 1994 to 2000                  328      357
Notes, mortgages, bonds and capitalized leases                  138      237
SEARS CANADA RECEIVABLES TRUST
 5.65% to 8.95% Receivables Trusts,
  due 1997 to 2004                                               302      113
SEARS ACCEPTANCE CO. LTD.
 9 5/8% to 15 1/8% Secured Debentures,
  due 1994 to 2000                                                59       99
SEARS, ROEBUCK DE MEXICO, S.A. DE C.V.
 16% Bank Notes, due 1996                                        120       --
Notes payable to banks                                           21       38
OTHER SUBSIDIARIES
 Participating mortgages, $850 million face value, due 2005, effective rate 8.7%, collateralized by Sears Tower and
  related properties                                              --      835
Notes and capitalized leases                                     41       41
Long-term debt attributed to discontinued operations, 7.0%
  weighted average rate                                         (215)    (215) -
-----------------------------------------------------------------------------
Total long-term debt                                         $10,854  $11,640
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
On Nov. 7, 1994, the Company transferred Sears Tower and all related assets and liabilities to a third party as trustee of a trust and was released from the related non-recourse mortgages encumbering the building. The second mortgagee is the residual beneficiary of the trust. The Company is the current income beneficiary, but cannot receive distributions as beneficiary until all debt which encumbers Sears Tower is repaid. An affiliate of the second mortgagee is responsible for operating Sears Tower. As a result of this transfer, assets and long-term debt were reduced by $501 and $845 million, respectively, and other liabilities were increased by $25 million, resulting in an after-tax extraordinary gain of $195 million ($319 million pretax) related to the early extinguishment of debt.
  During the second quarter of 1993, the Company recorded an extraordinary loss of $145 million after taxes ($234 million pretax) related primarily to payments to terminate interest rate swaps associated with retired commercial paper that was allocated to the funding of discontinued operations.
  In the third quarter of 1993, the Company recorded an extraordinary loss of $66 million after taxes ($107 million pretax) related to the call of 7% deep-discount debentures due to mature Nov. 15, 2001.
  As of Dec. 31, 1994, long-term debt maturities for the next five years were as follows:

-----------------------------------------------------------------------------
Year Ended December 31                                               millions
-----------------------------------------------------------------------------
1995                                                                 $1,141
1996                                                                  1,726
1997                                                                  1,957
1998                                                                  2,014
1999                                                                  1,126
-----------------------------------------------------------------------------

  The Company's continuing operations paid interest of $1.3 billion for each year ended Dec. 31, 1994, 1993 and 1992, respectively. Interest capitalized was $1, $3 and $23 million for the years ended Dec. 31, 1994, 1993 and 1992.

13. LEASE AND SERVICE AGREEMENTS
The Company leases certain stores, office facilities, computers and automotive equipment.
  Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Certain leases include renewal or purchase options. Operating lease rentals were $626, $600 and $769 million, including contingent rentals of $62, $53 and $48 million, for the years ended Dec. 31, 1994, 1993 and 1992.
  Minimum fixed lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of Dec. 31, 1994 were:

-----------------------------------------------------------------------------
millions                                                    Capital Operating
Year Ended December 31                                       leases    leases
-----------------------------------------------------------------------------
1995                                                        $ 33    $  289
1996                                                          32       204
1997                                                          30       158
1998                                                          30       136
1999                                                          29       121
After 1999                                                   346       474
-----------------------------------------------------------------------------
Minimum payments                                             500    $1,382
-----------------------------------------------------------------------------
Executory costs (principally taxes)                           39
Imputed interest                                             291
-------------------------------------------------------------------
Present value of minimum lease payments, principally long-
 term                                                          $170
-------------------------------------------------------------------

 The Company has a minority interest in Advantis, which began operations in December 1992. Advantis provides data and voice networking and information processing services to the Company. Total expenses incurred by the Company for these services during the years ended Dec. 31, 1994 and 1993 were $409 and $427 million, respectively. The Company has committed to purchase services of at least $380 million annually through 2002.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14. FINANCIAL INSTRUMENTS
In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have also not been considered in estimating fair value. As a number of the Company's significant assets, including merchandise inventories, property and equipment, real estate and deferred income taxes, and liabilities, including property-liability, universal life and traditional life insurance reserves, are not considered financial instruments, the disclosures below do not reflect the fair value of the Company as a whole.

                                      ---

FINANCIAL ASSETS
The Company had the following financial assets:

--------------------------------------------------------------------------
                                                               December 31
--------------------------------------------------------------------------

                                   1994             1993
--------------------------------------------------------------------------
                                   Carrying    Fair Carrying    Fair
millions                             Value   Value    Value   Value
--------------------------------------------------------------------------
Fixed income securities                  $38,041 $37,902  $38,888 $39,812
Equity securities                          4,852   4,852    4,555   4,555
Mortgage loans                             3,234   3,184    3,563   3,622
Retail customer receivables               18,201  19,758   15,906  18,058
Insurance premium installment
 and other receivables                      3,768   3,768    4,113   4,113
Cash and invested cash                      1,421   1,421    1,819   1,819
Separate Accounts                           2,800   2,800    2,282   2,282
Other                                        296     296      354     354
--------------------------------------------------------------------------

  Fair values for fixed income and equity securities are based on quoted market prices when available. Non-quoted fixed income securities are valued based on discounted cash flows using current interest rates for similar securities. Mortgage loans are valued based on discounted estimated cash flows or the estimated fair value of the underlying collateral. Discount rates are selected using current rates at which similar loans would be made.
  Retail customer receivables are valued by discounting estimated cash flows. The estimated cash flows reflect the historical cardholder payment experience and are discounted at a risk-adjusted market rate.
  Insurance premium installment receivables and other financial assets are short-term in nature and as such, their carrying value approximates fair value. Assets of the Separate Accounts are recorded at fair value.

FINANCIAL LIABILITIES
The Company had the following financial liabilities:

-------------------------------------------------------------------------------
                                                                    December 31
-------------------------------------------------------------------------------
                                                  1994             1993
-------------------------------------------------------------------------------
                                             Carrying    Fair Carrying    Fair
millions                                        Value   Value    Value   Value
-------------------------------------------------------------------------------
Contractholder funds on investment contracts   $14,772 $14,429  $14,164 $14,432
Long-term debt (excluding capitalized
 leases)                                        10,684  10,629   11,672  12,638
Short-term borrowings                            6,190   6,190    4,636   4,636
Separate Accounts                                2,800   2,800    2,282   2,282
Other                                            4,873   4,873    4,729   4,729
-------------------------------------------------------------------------------

  The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Funds related to contracts with no stated maturities are valued at the underlying fund balance less applicable surrender charges. The fair value of funds related to all other investment contracts is estimated based on discounted cash flows using interest rates currently offered for contracts with similar terms and durations.
  Long-term debt and other long-term financial liabilities are valued based on quoted market prices when available or discounted cash flows, using interest rates currently available to the Company on similar borrowings. Short-term borrowings and other short-term financial liabilities are short-term in nature and as such, their carrying value approximates fair value. Separate Accounts liabilities are carried at the fair value of the underlying assets.

                                      ---

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
The Company is a party to off-balance-sheet financial instruments to manage market and interest rate risk, fund its investment commitments and improve its asset/liability management. These financial instruments involve, to varying degrees, elements of market, credit and interest rate risk in excess of amounts recognized in the statement of financial position. The Company does not require collateral or other security to support the financial instruments with credit risk, unless noted otherwise.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Investment-related
The Company had the following off-balance-sheet financial instruments related to its investment activities at Dec. 31, 1994 and 1993:

---------------------------------------------------------------------
                                                  December 31, 1994
---------------------------------------------------------------------
                                         Contract or
                                            Notional  Fair  Carrying
millions                                      Amount Value     Value
---------------------------------------------------------------------
Interest rate swap agreements:
 Pay floating rate, receive fixed rate          $408  $(14)      $(7)
 Pay fixed rate, receive floating rate            10     1         1
Interest rate cap and floor agreements           358     6         5
Commodity swap agreements                         32     2        --
Financial futures and forward contracts          444    (2)        2
Options and warrants                             225    28        25
Commitments to invest                            277   N/A        --
Commitments to extend mortgage loans              75     1        --
Financial guarantees                              23    (5)       --
---------------------------------------------------------------------
                                                  December 31, 1993
---------------------------------------------------------------------
                                         Contract or
                                            Notional  Fair  Carrying
millions                                      Amount Value     Value
---------------------------------------------------------------------
Interest rate swap agreements:
 Pay floating rate, receive fixed rate          $303   $ 9       $ 4
 Pay fixed rate, receive floating rate            48    (7)       --
Interest rate cap and floor agreements            63     4         4
Commodity swap agreements                         32    --        --
Financial futures and forward contracts          383     5         1
Options and warrants                             202    19        19
Commitments to invest                            183   N/A        --
Commitments to extend mortgage loans              90     1        --
Financial guarantees                              31    (4)       --
---------------------------------------------------------------------
N/A--Not available.

  The fair value of interest rate swap, cap and floor, and commodity swap agreements, financial futures and forward contracts, options and warrants are based on either quoted market or dealer prices. At Dec. 31, 1994, the carrying value of swaps, caps and floors relating to fixed income securities classified as available for sale is the same as fair value. For all other swaps, caps and floors, and all other options and warrants, carrying value represents the amount of unamortized premium.
  The Company generally enters into interest rate swap agreements for investment purposes to change the interest rate characteristics of existing assets to match the corresponding liabilities. Gross unrealized gains and losses on open swap positions were $2 and $15 million at Dec. 31, 1994 and $12 and $10 million at Dec. 31, 1993. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 4.3% and received a weighted average rate of 5.9% in 1994. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 7.0% and received a weighted average rate of 5.4% in 1994. At Dec. 31, 1994, interest rate swap agreements with notional amounts of $35, $298 and $85 million had maturity dates within one
year, from two to five years and greater than five years, respectively.   The
Company purchases interest rate cap and floor agreements to offset rising or falling interest rates relative to certain existing assets in conjunction with its asset/liability management. At Dec. 31, 1994, none of these instruments mature within one year and 81% mature in years seven through ten. The Company enters into commodity swap transactions to mitigate market risk on certain fixed income and equity securities. The Company generally utilizes future and forward contracts to hedge its market or interest rate risk related to anticipatory investment purchases and sales. Hedges of anticipatory transactions pertain to identified transactions which are probable to occur and generally are completed within ninety days.
  The Company purchases options on equity securities to achieve equity appreciation. In certain instances, counterparties are required to post collateral to minimize credit risk. Debt warrants are purchased to protect against call risk on fixed income securities.
  Commitments to invest generally represent commitments to make equity investments in various limited partnerships. The Company enters these agreements to allow for additional participation in certain investments. It is not practicable to estimate the fair value of these commitments.
  Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on fees charged by other institutions to make similar commitments to similar borrowers. The contract amounts represent credit risk, with creditworthiness evaluated on a case-by-case basis. Commitments to extend mortgage loans generally have fixed expiration dates or other termination clauses.
  Financial guarantees written represent conditional commitments to repurchase notes from a creditor upon default by the debtor. The Company enters these agreements primarily to provide financial support for certain equity investments. The fair value of financial guarantees are based on estimates of payments that may occur over the lives of the guarantees.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Debt-related
The Company had the following off-balance-sheet financial instruments related to its outstanding borrowings at Dec. 31, 1994 and 1993:

------------------------------------------------------------------
                                                December 31, 1994
------------------------------------------------------------------
                                       Contract or
                                          Notional  Fair  Carrying
millions                                    Amount Value     Value
------------------------------------------------------------------
Interest rate swap agreements:
 Pay floating rate, receive fixed rate        $805 $ (37)   $ --
 Pay fixed rate, receive floating rate         752  (180)     --
Interest rate cap agreements                   450     2      --
------------------------------------------------------------------
                                                December 31, 1993
------------------------------------------------------------------
                                       Contract or
                                          Notional  Fair  Carrying
millions                                    Amount Value     Value
------------------------------------------------------------------
Interest rate swap agreements:
 Pay fixed rate, receive floating rate        $824 $(384)   $ --
Interest rate cap agreements                   900     1      --
------------------------------------------------------------------

  The Company uses interest rate swaps and caps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 5.13% and received a weighted average rate of 6.76% in 1994. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 9.03% and received a weighted average rate of 4.63% in 1994. The fair value of interest rate swaps and caps are based on prices quoted from dealers. At Dec. 31, 1994, the Company had unrealized gains and losses relating to such instruments of $2 and $217 million, respectively. At Dec. 31, 1993, the Company's unrealized gains and losses were $1 and $384 million, respectively. If a counterparty fails to meet the terms of a swap or cap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life. At Dec. 31, 1994, interest rate swap agreements with notional amounts of $36, $733 and $788 million had maturity dates within one year, from two to five years and greater than five years, respectively. At Dec. 31, 1994, interest rate cap agreements with notional amounts of $250 and $200 million had maturity dates within one year and from two to five years, respectively. Credit-related
The Company had outstanding securitized retail customer receivables sold with recourse of $3.95 and $5.17 billion at Dec. 31, 1994 and 1993, respectively. These receivables represent conditional commitments of the Company to guarantee performance to a third party. A portion of the securitized receivables are collateralized by personal property. The Company's credit risk exposure was contractually limited to $473 and $616 million at Dec. 31, 1994 and 1993, respectively. The Company had accrued liabilities associated with this credit exposure included in the statement of financial position of $170 and $244 million at Dec. 31, 1994 and 1993, respectively.
  The Company had a financial guaranty of $78 and $75 million at Dec. 31, 1994 and 1993, respectively. This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds that were issued in connection with the Sears Merchandise Group's headquarters building. No amounts were accrued in the statement of financial position for any potential loss associated with this guaranty at Dec. 31, 1994 and 1993.

                                      ---

15. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
The Company invests in state and municipal bond holdings and grants credit to customers throughout the nation. The five states in which the Company had the largest amount of retail customer receivables, including those sold with recourse, state and municipal bond holdings and mortgage loans were as follows:

--------------------------------------------------------------------------
                                                         December 31
--------------------------------------------------------------------------
millions                                                      1994   1993
--------------------------------------------------------------------------
California                                                  $4,121 $3,931
Texas                                                        3,690  3,633
Florida                                                      2,944  3,201
Illinois                                                     2,712  2,513
New York                                                     2,696  2,390
--------------------------------------------------------------------------

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
16. REGULATIONS AND LEGAL PROCEEDINGS
Various legal and regulatory actions and governmental proceedings are pending against the Company, many involving routine litigation incidental to the businesses. Other matters contain allegations which are nonroutine and involve compensatory, punitive or antitrust treble damage claims in very large amounts, as well as other types of relief.
  The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability in excess of reserves currently recorded will not have a material effect on the results of operations, financial position, liquidity or capital resources of the Company, except for possibly the class action suits described below.
  Allstate's insurance businesses are subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and included efforts to restrict premium rates, restrict the ability to cancel policies in connection with management of catastrophe exposure, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.
  Two class action suits have been brought against Allstate by certain former California sales agents. These cases are coordinated and pending before the same judge in Alameda County, California. The plaintiffs allege that Allstate violated the California Labor Code with respect to how Allstate reimburses its California Neighborhood Office Agent office expenses. The plaintiffs in both cases seek both compensatory and punitive damages. Due to the early stage of development of these proceedings, it is not practicable to presently develop a meaningful range of potential loss. While the final resolution of this matter may have a material impact on Allstate's results of operations, management believes the matter will not have a material adverse effect on Allstate's financial position.
  Allstate is a defendant, along with a number of other insurers and entities, in antitrust litigation filed by the attorneys general of various states. In October 1994, the defendants in this case, including Allstate, agreed to pay $36 million in settlement of the antitrust litigation. The settlement agreement is subject to court approval.

17. SHAREHOLDERS' EQUITY
DIVIDEND PAYMENTS
Certain indentures relating to the long-term debt of Sears, Roebuck and Co., which represent the most restrictive contractual limitation on the payment of dividends, provide that the Company cannot take specified actions, including the declaration of cash dividends, which would cause its consolidated unencumbered assets, as defined, to fall below 150% of its consolidated liabilities, as defined. At Dec. 31, 1994, approximately $8.0 billion could be
paid in dividends to shareholders under the most restrictive indentures.   The
capital of certain foreign operations and Allstate Life Insurance Company at Dec. 31, 1994 included $422 million which, if distributed, would be subject to taxes of $188 million. It is not contemplated that distributions will be made in an amount which would require such tax payments.
  The Illinois Insurance Holding Company Systems Act permits Allstate Insurance Company to pay, without regulatory approval, dividends to Sears 80.2% owned subsidiary, The Allstate Corporation, during any 12-month period in an amount up to the greater of 10% of surplus (as regards policyholders) or its net income (as defined) as of the preceding Dec. 31. Approximately $650 million of Allstate's retained income at Dec. 31, 1994 had no restriction relating to distribution during 1995 which would require prior approval.
  As of Dec. 31, 1994, subsidiary companies could remit to Sears, Roebuck and Co. in the form of dividends approximately $5.0 billion, after payment of all related taxes, without prior approval of regulatory bodies or violation of contractual restrictions.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
PREFERRED SHARES
The 8.88% Preferred Shares, First Series (8.88% Preferred Shares) were issued in the form of 13 million depositary shares having cumulative dividends of $2.22 annually and a liquidation preference of $25 per depositary share, plus accrued and unpaid dividends. On or after Nov. 9, 1996, the Company may, at its option, redeem the 8.88% Preferred Shares, in whole or in part, at any time at a redemption price of $25 per depositary share, plus accrued and unpaid dividends to the redemption date.
  The Series A Mandatorily Exchangeable Preferred Shares (PERCS) were issued in the form of 28.75 million depositary shares having an annual, cumulative dividend of $3.75 per depositary share. The PERCS have voting rights
(equivalent to one-fourth of a vote for each depositary share) and a liquidation preference of $43 per depositary share. The Company has elected to exchange the PERCS for common shares on Mar. 20, 1995. Holders of depositary shares will receive 1.24 common shares for each depositary share. The total number of common shares deliverable upon exchange is 35.7 million.
  In the event that dividends payable on either series of preferred stock are in arrears for six quarterly periods, holders of such stock together shall have the right to elect two additional directors of the Company until all cumulative dividends have been paid or set apart for payment. Additionally, dividends cannot be paid on the Company's common shares if dividends on either series of preferred shares are in arrears.


                                      ---

STOCK OPTION PLANS
Options to purchase common stock of the Company have been granted to employees under various plans at prices equal to the fair market value of the stock on the dates the options were granted. In addition, the Company may pay to the optionee in connection with certain options an amount generally equal to the maximum statutory corporate federal income tax rate then in effect (not to exceed 46%) times the difference between the market price and the option price. Options are generally exercisable in not more than four equal, annual cumulative installments beginning one year after the date of grant, and generally expire in 10 or 12 years.
  Changes in stock options were as follows:

-------------------------------------------------------------------------------
                                                      Year Ended December 31
-------------------------------------------------------------------------------
thousands of shares                         1994           1993           1992
-------------------------------------------------------------------------------
Beginning balance                          6,800         11,335         13,305
Granted                                    6,351          2,281            220
Exercised                                   (953)        (5,689)        (1,728)
Canceled or expired                         (675)        (2,587)          (462)
Adjustment due to Dean Witter
 distribution                                 --          1,460             --
-------------------------------------------------------------------------------
Ending balance                            11,523          6,800         11,335
-------------------------------------------------------------------------------
Reserved for future
 grant at year-end                         8,855          2,551          3,059
Exercisable                                3,480          2,894          7,722 -
------------------------------------------------------------------------------
Option prices per share:
 Granted                           $46.32-$51.19  $34.01-$58.00  $41.25-$45.75
Exercised                          20.09- 39.68   19.90- 47.57   26.69- 43.13
Canceled or expired                22.91- 48.57   22.91- 57.88   26.69- 51.25
-------------------------------------------------------------------------------
Exercise prices of ending balance  $19.90-$58.00  $19.90-$58.00  $25.94-$57.88 -
------------------------------------------------------------------------------

  In 1993, the number and exercise price of outstanding stock options were adjusted to account for the dilutive effect of the spin-off of Dean Witter. During 1994 and 1993, Allstate issued options to purchase common stock of The Allstate Corporation to its employees. At Dec. 31, 1994 and 1993, there were 3.0 and 2.7 million shares, respectively, under option at exercise prices from $24.75 to $31.69 per share. The options vest ratably over a three-year period and expire 10 years after the grant date.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
18. SUMMARY OF BUSINESS GROUP DATA
The Company operates primarily in two businesses-retailing and insurance. While the consolidated financial statements reflect the total financial resources and operating results of the Company, analysis of the operations of the industry components within the Company is facilitated by separate business group statements. Therefore, beginning on page 48 are supplemental summarized
financial statements and analyses of operations and financial condition.   The
following three-year summary of pertinent business group data, derived from the accompanying statements, includes a further refinement within industry segments. Corporate assets are principally investments, real estate and ventures not included in the business groups. Corporate results include revenues and expenses of such operations, and items of an overall holding company nature including the portion of administrative costs and interest not allocated to the Company's businesses.

---------------------------------------------------------------------------
millions                                            1994     1993     1992
---------------------------------------------------------------------------
REVENUES
---------------------------------------------------------------------------
Sears Merchandise Group
 Domestic operations                             $29,376  $26,776  $29,108
International operations                          3,649    3,668    3,835
---------------------------------------------------------------------------
Sears Merchandise Group total                     33,025   30,444   32,943
--------------------------------------------------------------------------
Allstate Insurance Group
 Property-liability                               18,607   18,013   17,458
 Life                                             2,856    2,927    2,770
Corporate                                            1        6       --
---------------------------------------------------------------------------
Allstate Insurance Group total                    21,464   20,946   20,228
---------------------------------------------------------------------------
Corporate                                           110      169      229
---------------------------------------------------------------------------
Intergroup transactions                             (40)     (73)    (290)
---------------------------------------------------------------------------
Total                                            $54,559  $51,486  $53,110
---------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT) AND
 MINORITY INTEREST
---------------------------------------------------------------------------
Sears Merchandise Group
 Domestic operations                             $ 1,484  $ 1,141  $   384
International operations                             60       39       54
Restructuring                                        --       --   (2,758)
---------------------------------------------------------------------------
Sears Merchandise Group total                      1,544    1,180   (2,320)
---------------------------------------------------------------------------
Allstate Insurance Group
 Property-liability                                  108    1,205   (1,551)
Life                                                 334      247      126
Restructuring                                      (154)      --       --
Corporate                                           (61)     (76)      --
---------------------------------------------------------------------------
Allstate Insurance Group total                       227    1,376   (1,425)
---------------------------------------------------------------------------
Corporate                                           (59)    (219)    (549)
Gain on The Allstate Corporation initial public
 offering                                             --      635       --
---------------------------------------------------------------------------
Total                                           $ 1,712  $ 2,972  $(4,294)
---------------------------------------------------------------------------

---------------------------------------------------------------------------
millions                                            1994     1993     1992
 ---------------------------------------------------------------------------
NET INCOME (LOSS)
---------------------------------------------------------------------------
Sears Merchandise Group
 Domestic operations                             $   897  $   744  $   229
International operations                             (7)       8       29
Restructuring                                        --       --   (1,730)
Cumulative effect of accounting changes              --       --   (1,505)
---------------------------------------------------------------------------
Sears Merchandise Group total                        890      752   (2,977)
---------------------------------------------------------------------------
Allstate Insurance Group
 Property-liability                                  398    1,188     (589)
Life                                                 225      163       89
Corporate                                            (39)     (50)      --
Restructuring                                       (100)      --       --
Minority interest                                    (96)    (141)      --
Cumulative effect of accounting changes              --       --     (325)
---------------------------------------------------------------------------
Allstate Insurance Group total                      388    1,160     (825)
---------------------------------------------------------------------------
Corporate                                           (34)    (127)    (345)
Gain on The Allstate Corporation initial public
 offering                                             --      635       --
---------------------------------------------------------------------------
Discontinued operations                               15      165      215
---------------------------------------------------------------------------
Extraordinary gain (loss)                           195     (211)      --
---------------------------------------------------------------------------
Total                                           $ 1,454  $ 2,374  $(3,932)
---------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------
Sears Merchandise Group
 Domestic operations                             $27,035  $24,995  $24,405
International operations                          2,527    2,691    2,564
---------------------------------------------------------------------------
Sears Merchandise Group total                     29,562   27,686   26,969
---------------------------------------------------------------------------
Allstate Insurance Group
 Property-liability                               32,612   32,709   28,523
 Life                                             28,716   26,577   23,576
Corporate                                           41       72       --
---------------------------------------------------------------------------
Allstate Insurance Group total                    61,369   59,358   52,099
---------------------------------------------------------------------------
Corporate                                           527    1,974    2,910
---------------------------------------------------------------------------
Intergroup eliminations and reclassifications       (35)    (545)  (1,580)
---------------------------------------------------------------------------
Net assets of discontinued operations                473     452    3,549
---------------------------------------------------------------------------
Total                                            $91,896  $88,925 $83,947
-------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--                                                           SEARS MERCHANDISE
GROUP
                                                             Summarized
STATEMENTS
                                                                         of
INCOME
 -----------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--                                                          Year Ended December
31
...............................................................................
millions                                                    1994     1993    1992
..............................................................................
REVENUES
Merchandise sales and services                           $29,451  $27,171 $29,829
Credit revenues                                            3,574    3,273   3,114
..............................................................................
   Total revenues                                         33,025   30,444  32,943
..............................................................................
COSTS AND EXPENSES
Cost of sales, buying and occupancy                       21,568   19,918  22,218
Selling and administrative                                 7,468    7,088   8,108
Depreciation and amortization                                517      493     494
Provision for uncollectible accounts                         698      821     910
Restructuring                                                 --       --   2,758
Interest                                                   1,255    1,043     889
..............................................................................
Total costs and expenses                                  31,506   29,363  35,377
..............................................................................
Operating income (loss)                                    1,519    1,081 (2,434)
Other income                                                  25      99       23
Gain on sales of subsidiaries' stock                          --      --       91
..............................................................................
Income (loss) before income taxes (benefit) and
 minority interest                                         1,544    1,180  (2,320)
Income taxes (benefit)                                       640      421    (830)
..............................................................................
                                                             904      759  (1,490)
Minority interest                                            (14)     (7)      18
..............................................................................
Income (loss) before cumulative effect of
 accounting changes                                          890      752  (1,472)
Cumulative effect of accounting changes                       --       --  (1,505)
..............................................................................
GROUP INCOME (LOSS)                                      $   890  $   752 $(2,977)
..............................................................................

See notes to Consolidated financial statements.

ANALYSIS OF OPERATIONS
Operating results for the Sears Merchandise Group are reported for two business segments: domestic operations and international operations. Domestic operations are comprised of domestic merchandising and domestic credit operations. Domestic merchandising includes the core merchandising and product services and direct response businesses in the United States and Puerto Rico. International operations consists of similar merchandising and credit operations conducted in Canada through Sears Canada Inc. (Sears Canada), a 61.1% owned subsidiary, and in Mexico through Sears Roebuck de Mexico; S.A. de C.V. (Sears Mexico), a 75.2% owned subsidiary.

  Group revenues for 1994, 1993, and 1992 were as follows:

--------------------------------------------------
millions                      1994    1993    1992
--------------------------------------------------
Domestic operations:
 Domestic merchandising
 Continuing businesses     $26,127 $23,806 $21,549
 Exited businesses              --      --   4,732
--------------------------------------------------
                            26,127  23,806  26,281
 Domestic credit             3,249   2,970   2,827
--------------------------------------------------
Total domestic operations   29,376  26,776  29,108
International operations     3,649   3,668   3,835
--------------------------------------------------
   Group revenues          $33,025 $30,444 $32,943
--------------------------------------------------

  Group revenues in 1994 increased $2.58 billion, or 8.5%. Domestic revenues rose $2.60 billion, or 9.7%, primarily due to strong durable goods and apparel sales during the year. International revenues declined $19 million, or 0.5%, due to adverse changes in exchange rates. In local currencies, international revenues increased 5.5%.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF OPERATIONS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
In 1993, Group revenues decreased $2.50 billion, or 7.6%, primarily due to the impact of exited businesses. Exited businesses included the domestic catalog operations, Sears Business Centers, selected retail department and specialty stores and certain home improvement services. Excluding exited businesses, domestic revenues increased $2.40 billion, or 9.8%, primarily due to more focused and aggressive merchandising and marketing strategies and enhanced customer service. International revenues declined 4.4%, reflecting a weak Canadian economy and an unfavorable Canadian exchange rate.
  Group income for 1994, 1993 and 1992 was as follows:

---------------------------------------------
millions                  1994  1993    1992
---------------------------------------------
Domestic operations       $897  $744 $(2,967)
International operations    (7)    8     (10)
---------------------------------------------
 Group income             $890  $752 $(2,977)
---------------------------------------------

  Group income for 1994 increased 18.4% to $890 million from $752 million in 1993. Income in 1993 included a $56 million tax credit from the adjustment of deferred tax assets due to the 1% increase in the federal income tax rate resulting from the Omnibus Budget Reconciliation Act of 1993. Excluding the tax adjustment from 1993 results, 1994 Group income increased 28.0% over 1993. Domestic income increased $153 million, or 20.7%, primarily due to higher revenues, a decreased ratio of selling and administrative expenses to revenues and a lower provision for uncollectible accounts. The lower 1994 results for international operations were due to Sears Mexico's merchandise inventory repositioning program and the peso devaluation.
  Group income in 1993 increased $3.73 billion over a 1992 loss of $2.98 billion. The 1992 loss included $1.73 billion in after-tax restructuring charges, a $1.50 billion noncash after-tax charge to record the cumulative effect of changes in accounting for certain postretirement and postemployment benefits, after-tax losses of $244 million from exited businesses and a $50 million net gain on the sales of subsidiaries' stock.
  The Group made several reclassifications to the 1993 and 1992 statements of income to conform to the 1994 classifications. Revenues from licensed departments, which previously were recorded based on net commissions received, are included on a gross basis. Refer to note 1 of the consolidated financial statements for further information. Distribution costs which previously were recorded in selling and administrative expenses, are included in cost of sales, buying and occupancy. Depreciation and amortization expense, which previously was recorded in cost of sales, buying and occupancy and selling and administrative expense, is included as a separate caption in the Group's statement of income.

DOMESTIC OPERATIONS
Supplementary domestic merchandising information:

-------------------------------------------------------------------------------
millions, except number of stores                       1994    1993    1992(1)
-------------------------------------------------------------------------------
Department store revenues                            $21,090 $19,433 $17,673
Free-standing store revenues                           3,184   2,649   2,301
-------------------------------------------------------------------------------
Core merchandising revenues                           24,274  22,082  19,974
Other revenues                                        1,853   1,724   1,575
-------------------------------------------------------------------------------
Domestic merchandise sales and services              $26,127 $23,806 $21,549
-------------------------------------------------------------------------------
Number of department stores                             800     799     859
Number of free-standing stores                        1,140   1,018     842
-------------------------------------------------------------------------------
Core merchandising stores                             1,940   1,817   1,701(2)
Core merchandising revenues per selling square foot  $   346 $   321 $   289
-------------------------------------------------------------------------------

(1) Includes continuing businesses only.
(2) 1992 store counts include 113 stores which were part of the restructuring actions announced in January 1993 and exclude the closed catalog and specialty merchandising operations.

  In 1994 and 1993, the Group's revenue growth strategy focused on improving the productivity of its department stores. The success of this strategy can be measured in the comparable store sales percentages which have remained strong over the past two years, as shown in the following chart:


                         COMPARABLE STORE SALES CHART


  In addition to strong comparable store sales increases, core merchandising revenues per selling square foot have also shown steady increases in 1994 and 1993, up 7.8% and 11.1%, respectively.
  Department store revenues increased 8.5% in 1994, which built on a 10.0% increase in 1993. This strong revenue performance reflects the continued revitalization and repositioning of the Group's base business, the department stores. Actions taken to drive this revenue growth included the exiting of unprofitable merchandise and service lines, the remodeling and modernization of 240 department stores in 1993 and 1994, the conversion of 2.9 million square feet of non-selling space and 1.5 million square feet of selling space formerly occupied by furniture departments to apparel selling

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS MERCHANDISE GROUP

ANALYSIS OF OPERATIONS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
space and a more target customer focused merchandise selection.
  Increased sales of home-related products paced the growth in department store revenues in 1994. Brand Central contributed the greatest share of the increase in home product sales on the strength of excellent consumer demand for appliances and home electronics. Strong consumer demand coupled with good in-stock inventory positions resulted in double digit sales growth for the home improvement business during 1994 as well.
  Despite weak fashion industry conditions, apparel sales, which are entirely department store based, increased significantly in 1994. Sales gains were strongest in women's dresses and juniors, fine jewelry and cosmetics. These departments benefited the most from the store remodeling and selling floor space expansion programs in 1994. Men's apparel and footwear also provided significant sales gains during 1994.
  Automotive revenues declined in 1994 as a result of the discontinuation of unprofitable product lines and services, which were partially offset by gains in the base automotive product lines--tires and batteries.
  In 1993, the increase in department store revenues was led by double-digit percentage increases in women's, children's and men's apparel, accessories and jewelry, footwear and electronics. The gains were primarily attributable to more competitive values, an extensive brand advertising campaign and a greater emphasis on customer service. Automotive department revenues declined against 1992 due to the elimination of unprofitable operations.
  With the department stores making considerable progress, the Group has also planned the expansion of a variety of free-standing store concepts such as the Homelife furniture stores, Sears Hardware stores, Dealer stores and Western Auto stores.
  Free-standing store revenues in 1994 increased 20.2% over 1993. Dealer stores, which are primarily independently-owned and operated and focus on a home-related product assortment, contributed the largest portion of the revenue growth. The Group opened 98 new Dealer stores in 1994 and 192 new stores in 1993. Western Auto, a wholly-owned subsidiary which participates in the retail and wholesale automotive products and services business, also contributed to the revenue growth with increases from its free-standing formats. The Group opened 22 new Homelife stores and 11 Sears Hardware stores in 1994 which also helped drive revenue increases over 1993.
  In 1993, free-standing store revenues increased 15.1% over 1992. The growth in revenues was attributable to increases at Western Auto, a new revenue stream from the creation of the Dealer store concept in 1993 and growth at the Homelife stores.
  Other revenues, which are generated by the product services and direct response businesses, increased 7.5% in 1994 and 9.5% in 1993. Increases in product services maintenance agreement sales, which benefitted from strong appliance sales, and higher revenues at direct response, on the addition of 12 new specialty catalogs, accounted for the 1994 and 1993 revenue growth. Supplementary domestic credit information:

-------------------------------------------------------------------------
millions                                            1994    1993    1992
-------------------------------------------------------------------------
Gross revenues                                   $ 3,600   3,486   3,446
Funding cost on securitized receivables          $  (351)   (516)   (619)
Net revenues                                     $ 3,249   2,970   2,827
SearsCharge sales as a % of sales (1)               58.3%   58.0    54.5
Gross customer receivables                       $21,325  20,351  20,287
Balances sold at Dec. 31                         $ 3,946   5,174   7,116
Owned customer receivables at Dec. 31            $17,379  15,177  13,171
Average gross receivables                        $20,094  19,649  19,510
Average owned receivables                        $15,718 13,471  12,428
Average account balance (dollars)                $   842     795    752
 -------------------------------------------------------------------------

(1) For department and Homelife stores only.

  In 1994, gross credit revenues increased 3.3% due to increased merchandise sales and a lower liquidation rate. The increase in domestic credit revenues comes despite the Group's decision in 1993 to provide customers a choice of payment vehicles by accepting third party payment products in the retail stores. Despite the strategic decision to accept third party credit cards, the percentage of merchandise sales and services transacted with the SearsCharge card in 1994 was comparable to that experienced in 1993. The Group has implemented a variety of marketing initiatives to offset any negative impact on SearsCharge market share relative to the acceptance of third party payment products. In 1993, gross credit revenues increased 1.2% compared with 1992 reflecting the strong merchandise sales performance and higher gross receivable balances.
  In 1994, the Group established Sears National Bank, a credit card bank limited to engaging in credit card operations, to provide a more unified pricing environment. The Bank is subject to certain restrictions applicable to credit card banks under federal law. In 1994, the Bank became the issuer of the SearsCharge card in the state of Arizona and plans to expand to other states in 1995.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF OPERATIONS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Key operating measures for domestic operations:

-----------------------------------------------------------------------------
millions                                                 1994   1993  1992(1)
 -----------------------------------------------------------------------------
Gross margin                                           $7,093  6,548 5,871
  Percent of merchandise sales and services              27.1%  27.5  27.2
Selling and administrative expense                     $6,680  6,288 5,936
  Percent of total revenues                              22.7%  23.5  24.4
Interest expense                                       $1,095    883   733
Funding cost on securitized receivables                $  351    516   619
Total funding costs                                    $1,446  1,399 1,352
Provision for uncollectible accounts                   $  650    795   872
Operating income                                       $1,465  1,117   779
 Percent of total revenues                                5.0%   4.2   3.2
Net credit charge-offs to average gross customer
 receivables                                             3.32%  3.45  3.57
Gross credit customer receivables delinquent sixty
 days or more                                            3.86%  3.55  2.99
Allowance for uncollectible accounts as a percentage
 of gross credit customer receivables at Dec. 31         4.31%  4.72  4.23
 -----------------------------------------------------------------------------

(1) Includes continuing businesses only.

  Gross margin as a percentage of merchandise sales declined slightly in 1994 to 27.1% from 27.5% in 1993. The decline is attributable to the strong 1994 sales performance in the Brand Central and home improvement departments, which provide a lower gross margin rate than domestic merchandising as a whole. The gross margin rate in these businesses was further pressured due to competition from specialty retailers. The gross margin rate on apparel sales was successfully maintained in 1994, despite the heavy promotional environment that plagued the apparel industry throughout 1994. Automotive department gross margin rates improved in 1994 due to the discontinuation of unprofitable product lines and services and the strategic sourcing initiatives that lowered product costs.
  In 1993, gross margin as a percent of merchandising sales and services increased to 27.5% from 27.2% in 1992 as a decrease in buying and occupancy costs as a percent of merchandise sales and services was partially offset by higher markdowns due to a continued emphasis on growing market share by offering competitive values.

           SELLING AND ADMINISTRATIVE EXPENSES AS % OF REVENUE CHART

  Domestic selling and administrative expenses as a percent of revenues in 1994 improved approximately 80 basis points to 22.7% from 23.5%. The improvement in the selling and administrative expense ratio reflects the Group's continued emphasis on controlling expenses and leveraging its fixed cost base with strong revenue growth. Store operating costs continued to decline as a percent of revenues in 1994.
  In 1993, selling and administrative expenses applicable to continuing domestic operations as a percent of revenues declined approximately 90 basis points to 23.5% from 24.4% in 1992. The improvement was primarily attributable to a reduction in payroll as a percent of revenues related to previously announced restructuring initiatives, partially offset by higher advertising costs.
  Total funding costs, comprised of interest expense and the funding cost of securitized receivables, increased 3.3% as compared to 1993 reflecting the growth in gross credit receivables. In 1993, total funding costs increased 3.6% reflecting higher effective interest rates attributable to a change in the funding mix resulting from the Company's repositioning.
  The provision for uncollectible accounts was 18.2% lower than 1993 due to favorable customer receivable write-off trends. Despite the improvement in write-offs, delinquencies trended upward in the fourth quarter of 1994 and the Group responded by increasing its collection staff and implementing additional collection strategies. In 1993, the provision for uncollectible accounts declined 8.9% primarily due to a decline in customer bankruptcies.

                           OPERATING INCOME CHART

  A key measure of domestic operations' improved profit performance is growth in operating income. The improvement from 1992 through 1994 resulted from strong merchandising revenue growth, a relatively stable gross margin rate, the reduction in selling and administrative expenses as a percent of revenues and the strong credit performance.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, MERCHANDISE GROUP

ANALYSIS OF OPERATIONS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
INTERNATIONAL OPERATIONS
Revenues in local currencies increased 5.5% in 1994. The improvement in local currency revenues was attributable to a 1.7% revenue increase at Sears Canada coupled with a 27.5% increase at Sears Mexico as sales benefited from the opening of two new stores. Revenues in U.S. dollars declined slightly against 1993 due mainly to an unfavorable Canadian exchange rate.
  Gross margin as a percent of revenues in 1994 increased to 23.8% from 20.9% in 1993 due to improved inventory control at Sears Canada partially offset by lower gross margins at Sears Mexico as a result of a repositioning of that business. Selling and administrative expense as a percent of revenues was slightly lower at 21.6% in 1994 compared with 21.8% in 1993, as expense reductions at Sears Canada were partially offset by cost increases at Sears Mexico. Operating income as a percent of revenues improved approximately 250 basis points over 1993 due primarily to improved performance at Sears Canada partially offset by lower operating income at Sears Mexico stemming from the merchandise inventory repositioning.
  In 1993, revenues in local currency increased 1.4% as compared to 1992. Local currency revenue increases at Sears Mexico, which benefited from the opening of three new retail stores were partially offset by lower local currency revenues at Sears Canada due to a soft Canadian economy. Revenues in U.S. dollars declined in 1993 due to an unfavorable Canadian exchange rate. Gross margin as a percent of revenues declined to 20.9% in 1993 as compared with the 1992 gross margin rate of 21.4% due to increased inventory shrinkage at Sears Canada, primarily in the catalog business. Selling and administrative expenses as a percent of revenues decreased to 21.8% from 22.5% in 1992 due to cost containment efforts at Sears Canada. Operating income as a percent of revenues improved approximately 140 basis points in 1993 over 1992 due largely to improved results at Sears Canada.
  During 1992, a net after-tax gain of $50 million was recorded as the Company sold a minority interest in Sears Mexico and Sears Canada completed a primary offering of common stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Summarized STATEMENTS

of FINANCIAL POSITION
-------------------------------------------------------------------------------



                                                                     December 31
................................................................................
millions                                                            1994    1993
................................................................................
ASSETS
Current assets
  Cash and invested cash                                         $   445 $   215
 Retail customer receivables                                     19,033  16,695
  Less: Allowance for uncollectible accounts and unearned
    finance charges                                                  832     789
................................................................................
                                                                 18,201  15,906
 Other receivables                                                  266   1,346
 Inventories                                                      4,044   3,518
 Prepaid expenses and deferred charges                              274     328
 Deferred income taxes                                              966   1,213
................................................................................
  Total current assets                                           24,196  22,526
Property and equipment
  Land                                                               355     361
 Buildings and improvements                                       3,717   3,598
 Furniture, fixtures and equipment                                3,729   3,626
 Capitalized leases                                                 229     239
................................................................................
                                                                  8,030   7,824
 Less accumulated depreciation                                    4,065   4,064
................................................................................
  Total property and equipment, net                               3,965   3,760
Deferred income taxes                                                685     616
Other assets                                                         716     784
................................................................................
TOTAL ASSETS                                                     $29,562 $27,686
................................................................................
LIABILITIES
Current liabilities
  Short-term borrowings                                          $ 6,151 $ 4,433
 Restructuring reserves                                             184     647
 Accounts payable and other liabilities                           4,603   4,468
 Unearned revenues                                                  780     762
 Other taxes                                                        474     403
................................................................................
  Total current liabilities                                      12,192  10,713
Long-term debt and capitalized lease obligations                   9,978   9,955
Postretirement benefits                                            2,795   2,729
Minority interest and other                                          816     866
................................................................................
TOTAL LIABILITIES                                                 25,781  24,263
................................................................................
CAPITAL                                                            3,781   3,423
................................................................................
TOTAL LIABILITIES AND CAPITAL                                    $29,562 $27,686
................................................................................

See notes to Consolidated financial statements.

ANALYSIS OF FINANCIAL CONDITION

The Group has ready access to liquidity with cash and invested cash, receivables and inventories comprising over 77% of the Group's assets at Dec. 31, 1994. The $20.6 billion net funding portfolio at Dec. 31, 1994, comprised of $16.1 billion in debt and $4.5 billion of securitized receivables, was primarily used to fund the Group's $23.5 billion of gross credit card receivables.
  Net cash used in operating activities was $330 million in 1994, compared with $986 million in 1993. The improvement in operating cash flow is attributable to higher income and lower cash payments relative to the restructuring reserve less the corresponding reduction in the deferred income tax asset associated with those payments. Offsetting this improvement was the growth in owned retail customer receivables and the

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                      SEARS, MERCHANDISE GROUP

                                                          Summarized STATEMENTS

                                                                   of CASH FLOWS
-------------------------------------------------------------------------------



                                                         Year Ended December 31
................................................................................
millions                                                1994     1993      1992
   ..................................................   ......   ......   ......
CASH FLOWS FROM OPERATING ACTIVITIES
Group income (loss)                                  $   890  $   752  $ (2,977)
Adjustments to reconcile group income (loss) to
 net cash used in operating activities
  Depreciation and amortization                          517      493       494
 Cumulative effect of accounting changes                 --       --     2,430
 Restructuring charges                                   --       --     2,758
 Provision for uncollectible accounts                   698      821       910
 Gain on sales of property and investments              (22)     (73)      (86)
 Change in deferred income taxes                        218      416    (2,053)
 Increase in retail customer receivables             (3,199)  (2,868)   (1,325)
 Decrease (increase) in merchandise inventories        (594)     514       357
 Change in net other operating assets and
   liabilities                                         1,162   (1,041)     (908)
................................................................................
  NET CASH USED IN OPERATING ACTIVITIES                (330)    (986)     (400)
................................................................................
CASH FLOWS FROM INVESTING ACTIVITIES
Net purchases of property and equipment                 (894)    (487)     (585)
Net (purchases) sales of investments                      (9)      80        10
................................................................................
  NET CASH USED IN INVESTING ACTIVITIES                (903)    (407)     (575)
................................................................................
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in long-term debt                           138    1,530        67
Net increase in short-term borrowings, primarily
 90 days or less                                       1,781      215     1,165
Proceeds from sales of subsidiaries' stock                --       --       162
Net capital transfers to Corporate                      (453)    (421)     (235)
................................................................................
  NET CASH PROVIDED BY FINANCING ACTIVITIES           1,466    1,324     1,159
................................................................................
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 INVESTED CASH                                            (3)      (1)       (3)
................................................................................
NET INCREASE (DECREASE) IN CASH AND INVESTED
 CASH                                                    230      (70)      181
CASH AND INVESTED CASH AT BEGINNING OF YEAR              215      285       104
................................................................................
CASH AND INVESTED CASH AT END OF YEAR                $   445  $   215  $    285

................................................................................
See notes to Consolidated financial statements.

ANALYSIS OF FINANCIAL CONDITION CONTINUED

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
increased investment in inventory, which was partially offset by the corresponding increase in merchandise payables. Inventories on a FIFO basis totaled $4.74 billion as of Dec. 31, 1994, as compared to $4.24 billion at Dec. 31, 1993. The increase in inventory levels reflects the expansion of selling space in the department stores and the growth of the free-standing store businesses. The following inventory turnover chart reflects core merchandising's improvement in managing inventory productivity over the past few years.

                           INVENTORY TURNOVER CHART

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL CONDITION CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  In the fourth quarter of 1992, the Group recorded a pretax restructuring charge of $2.65 billion to streamline its domestic merchandising operations by focusing on profitable core retail operations. The restructuring program included discontinuing domestic catalog operations, a voluntary early retirement incentive program, closing 113 unprofitable retail department and specialty stores, streamlining or discontinuing various unprofitable merchandise lines and the write-down of underutilized assets to market value.
  The restructuring program was intended to reduce operating costs and improve the Group's competitive position and earnings potential. The restructuring program eliminated approximately 50,000 full-time and part-time positions. The following represents the reserve activity during 1994 and 1993:

------------------------------------------------------------------------
millions                                                    1994   1993
------------------------------------------------------------------------
Beginning balance                                            $647 $2,150
Cash charges                                                  247  1,216
Non-cashcharges                                              216    287
------------------------------------------------------------------------
Ending balance                                              $184 $  647
------------------------------------------------------------------------

  For 1994, the cash charges related primarily to employee termination benefits. For 1993, the cash charges related primarily to operating losses associated with the catalog and other exited businesses. The remaining reserve balance at Dec. 31, 1994 related primarily to commitments remaining under contractual obligations. Management believes that the remaining reserve balance at Dec. 31, 1994 is adequate.
  The Group is currently in the middle of a five-year, $4 billion capital expenditure program, which began in 1993. The program is primarily focused on expanding the Group's revenue opportunities. The capital expended during the past three years has been used as follows:

--------------------------------------------------------
millions                                  1994 1993 1992
--------------------------------------------------------
Department stores, primarily remodel and
 expansion efforts                        $673 $306 $339
Free-standing formats                      106   82   70
Cost and productivity initiatives          141  109  179
--------------------------------------------------------
Total capital expenditures                $920 $497 $588
--------------------------------------------------------

  The Group plans capital expenditures for 1995 of approximately $1.2 billion (including leases) which includes the remodeling and upgrade of merchandise presentations in approximately 109 existing department stores, 17 new department stores, 50 new Sears Hardware stores, 30 new Homelife stores and 62 new Western Auto stores.
  Net cash provided by financing activities was $1.47 billion in 1994 compared to $1.32 billion in 1993, due primarily to increased debt levels, which were required to fund the growth in credit receivables.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                      ALLSTATE INSURANCE GROUP

                                                          Summarized STATEMENTS

                                                                       of INCOME
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                         Year Ended December 31
................................................................................
millions                                                 1994     1993     1992
   ...................................................   ......   ......   .....
REVENUES
Property-liability insurance premiums (net of
 reinsurance ceded of $609, $430 and $480)            $16,808  $16,323  $15,738
Life insurance premium income and contract
 charges (net of reinsurance ceded of $48, $47
 and $38)                                               1,053    1,079    1,128
Investment income, less investment expense              3,401    3,324    3,200
Realized capital gains                                    202      220      162
................................................................................
  Total revenues                                      21,464   20,946   20,228
................................................................................
COSTS AND EXPENSES
Property-liability insurance claims and claims
 expense (net of reinsurance recoveries of $330,
 $443 and $917)                                        14,665   12,922   15,205
Life insurance policy benefits (net of
 reinsurance recoveries of $29, $26 and $22)            2,031    2,103    2,154
Policy acquisition costs (including amortization
 of $2,019, $2,047 and $1,944)                          3,198    3,279    3,154
Early retirement program                                  154       --       --
Interest                                                   59       82       --
Other operating costs and expenses                      1,130    1,184    1,140
................................................................................
  Total costs and expenses                            21,237   19,570   21,653
................................................................................
Income (loss) before income taxes (benefit)               227    1,376   (1,425)
Income taxes (benefit)                                   (257)      75     (926)
................................................................................
The Allstate Corporation income (loss) before
 cumulative effect of accounting changes                  484    1,301     (499)
Minority interest                                         (96)    (141)      --
Cumulative effect of accounting changes                    --       --     (326)
................................................................................
GROUP INCOME (LOSS)                                   $   388  $ 1,160  $  (825)

................................................................................
See notes to Consolidated financial statements.

ANALYSIS OF OPERATIONS
Allstate's revenues totaled $21.46, $20.95 and $20.23 billion for 1994, 1993 and 1992, respectively. Revenues increased 2.5% in 1994 due to increases in property-liability earned premiums and investment income which were partially offset by a decrease in life insurance premium income and contract charges and lower realized capital gains. Revenues increased 3.6% in 1993 due to increases in property-liability premiums earned, investment income and realized capital gains which were partially offset by a decrease in life insurance premium income and contract charges.
  Allstate's 1994 income was $388 million, after minority interest of $96 million, compared with $1.16 billion, after minority interest of $141 million, in 1993 and a loss of $825 million in 1992. The decline in income in 1994 from 1993 resulted primarily from a significant increase in catastrophe losses, including losses of $846 million after taxes and minority interest from the California earthquake, which more than offset the benefit of favorable property-liability trends in claim severity and expense reductions, and improved life operating income. Income in 1994 also includes a charge of $80 million after taxes and minority interest for the cost of an early retirement program offer accepted by approximately 600 employees during the fourth quarter. The program provides one year of salary continuation and related benefits during the salary continuation period, and an enhanced retirement benefit. Allstate estimates that this program will result in annual cost savings of approximately $28 million after taxes and minority interest, commencing in 1996.
  Improved income in 1993 over 1992 resulted from stronger operating income from both the property-liability and life operations and higher realized capital gains. Income in 1993 also benefited from a nonrecurring tax credit of $28 million resulting from the adjustment of deferred tax assets due to the 1% increase in the federal income tax rate imposed by the Omnibus Budget Reconciliation Act of 1993. The loss in 1992 resulted from a $1.65 billion after-tax loss from Hurricane Andrew and a onetime $326 million after-tax 56

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF OPERATIONS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
charge as the result of a change in accounting for certain postretirement benefits and postemployment benefits.

                                      ---

PROPERTY-LIABILITY OPERATIONS
Premiums written in 1994 increased 2.4% over 1993 levels, which in turn, increased 3.8% over 1992. The increases were due to an increase in average premium. Average premium increased primarily due to a shift to newer and more expensive autos, rate increases and the effect of policy provisions adjusting for inflation. In general, rate increases are limited by competition, favorable loss cost trends and regulatory factors.
  Over the past two years, policies in force have remained relatively unchanged as increases in areas targeted for growth and improved retention of existing customers were substantially offset by policy reductions in catastrophe exposure areas. Premiums earned increased 3.0% and 3.7% in 1994 and 1993, respectively.
  Supplementary income statement information:

------------------------------------------------------------------------------
millions                                               1994     1993     1992
------------------------------------------------------------------------------
Premiums written                                    $17,009  $16,615  $16,011
------------------------------------------------------------------------------
Premiums earned                                     $16,808  $16,323  $15,738
Claims and claims expense                            14,665   12,922   15,205
Other costs and expenses                              3,834    3,885    3,805
Early retirement program                                132       --       --
------------------------------------------------------------------------------
Underwriting loss                                   (1,823)    (484)  (3,272)
Net investment income                                1,573    1,460    1,468
Realized capital gains,after-tax                       147      149      167
Income tax benefit on operations (excluding tax on
 realized capital gains)                               (415)     (63)  (1,049)
Cumulative effect of accounting changes                  --       --     (312) -
-----------------------------------------------------------------------------
Income (loss)                                       $   312  $ 1,188  $  (900) -
-----------------------------------------------------------------------------
Catastrophe losses                                  $ 1,988  $   546  $ 3,300
------------------------------------------------------------------------------
Claims and claims expense ("loss") ratio               87.2%    79.2%    96.6%
Expense ratio                                          23.6     23.8     24.2
------------------------------------------------------------------------------
Combined ratio                                       110.8%   103.0%   120.8%
------------------------------------------------------------------------------
Effect of catastrophe losses on combined ratio         11.8%     3.3%    21.0%
------------------------------------------------------------------------------

  The underwriting loss increased in 1994 from 1993 primarily due to a significant increase in catastrophe losses, including the California earthquake, which more than offset the favorable trends in claim severity (average cost per claim) for auto injury coverages and a lower expense ratio. The Northridge, California earthquake resulted in the second highest total losses from a single catastrophe incurred by Allstate in its history. Since Allstate's preliminary provision for losses on February 1, 1994 and based on its ongoing evaluation of ever increasing claim data and changing circumstances, Allstate revised its provision for earthquake losses a number of times. Allstate's cumulative provision for earthquake losses was $1.63 billion ($846 million after taxes and minority interest). The establishment of reserves is an inherently uncertain process and there can be no assurance that ultimate losses with respect to the California earthquake will not exceed recorded reserves. However, management believes the possibility of additional material loss is remote.
  Underwriting results in 1993 improved from 1992 with decreases in both the loss ratio and expense ratio. The improvement in the loss ratio was attributable to lower catastrophe losses partially offset by modest increases in severity and frequency. Underwriting results in 1992 include losses from Hurricane Andrew of $2.5 billion, net of reinsurance.

                               P-L COMBINED RATIO
                                     CHART

  Catastrophes are an inherent risk of the property-liability insurance business which have contributed, and will continue to contribute, to material year-to-year fluctuations in Allstate's results of operations and financial condition. The level of catastrophe loss experienced in any year cannot be predicted and could be material to the results of operations and financial condition. Due to the current unavailability of reinsurance at acceptable rates, Allstate has no reinsurance in place to lower its exposure to catastrophes at this time. However, Allstate continues to evaluate the reinsurance market for appropriate coverage at acceptable rates. Allstate has initiated a strategy to limit, over time, its insurance exposures in certain regions prone to catastrophe occurrences. Allstate has declined to renew some policies for property coverages, although the extent of such nonrenewals is constrained by state insurance laws and regulations. In addition, Allstate has filed for selective rate increases as well as for limitations on policy coverages in catastrophe exposure areas, subject to the requirements of insurance laws and regulations and as limited by competitive considerations. While management believes that these actions will reduce Allstate's exposure to catastrophes in certain geographic regions, the extent of such reductions is uncertain.
  Changes in claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy and company loss control initiatives. Injury claims are affected by medical cost inflation while non-injury claims are affected largely by auto repair cost inflation. Management

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ALLSTATE INSURANCE GROUP

ANALYSIS OF OPERATIONS CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
believes that the favorable injury severity trends in 1994 and 1993 are due in part to Allstate initiatives. These include initiatives to improve the claims settlement process, medical management programs and the use of special investigative units to reduce fraud. Injury coverage severity declined slightly in 1994 from 1993. Although injury coverage severity in 1993 was higher than 1992, the rate of increase was lower than the corresponding increase in the inflation rate for the Medical Care index as measured by the Bureau of Labor Statistics during the same time period. For non-injury coverages, Allstate monitors its rate of increase in average cost per claim against the Auto Maintenance and Repair (AMR) index. Although 1994 and 1993 rates of increase in non-injury severity were higher than the AMR index, they did not deviate significantly from historical trends.
  Auto injury frequencies decreased slightly during 1994, while non-injury frequency trends were up due to adverse weather experienced during the first quarter of the year. Frequencies for both injury and non-injury coverages increased slightly in 1993. Excluding claims related to catastrophes, frequency for homeowners coverages decreased in 1994 and 1993, while the severity of claims increased slightly.
  The cost of the early retirement program added eight-tenths of a percentage point to the 1994 expense ratio. Excluding the cost of this program, the expense ratio steadily declined over the three-year period as management continued to improve efficiency and control the growth of back-office operation expenses.
  Pretax investment income increased 7.7% in 1994 from 1993 due to growth in investment balances that more than offset a decline in portfolio yields. Pretax investment income decreased slightly in 1993 from 1992, primarily due to a decline in portfolio yields, which were partially offset by the benefit of higher investment balances. Year-to-year fluctuations in realized capital gains are largely a function of timing of sales decisions reflecting management's view of individual securities and overall market conditions.

                                      ---

LIFE OPERATIONS
Premium income is recognized as revenue for traditional life products and annuities with life contingencies, and contract charges are recognized as revenue for universal life contracts and investment contracts. Therefore, premium income and contract charges are significantly influenced by the type of products sold. Premium income and contract charges decreased 2.4% in 1994 and 4.3% in 1993. The decreases were due to lower sales of structured settlements with life contingencies and group pension retirement annuities, which were partially offset by higher contract charges resulting from growth in universal life insurance inforce and variable annuity and other investment contract account balances.
  Supplementary income statement information:

----------------------------------------------------------------
millions                                   1994    1993    1992
----------------------------------------------------------------
Statutory premiums                       $4,539  $4,086  $3,851
----------------------------------------------------------------
Premium income and contract charges      $1,053  $1,079  $1,128
Net investment income                     1,827   1,858   1,732
Benefits and expenses                     2,523   2,681   2,643
Early retirement program                     22      --      --
----------------------------------------------------------------
Income from operations                      335     256     217
Income tax on operations                    109      87      68
----------------------------------------------------------------
Net operating income                        226     169     149
Realized capital losses, after-tax          (15)     (6)    (60)
Cumulative effect of accounting changes      --      --     (14)
----------------------------------------------------------------
Income                                   $  211  $  163  $   75
----------------------------------------------------------------

  Because of the manner in which life premiums and contract charges are recognized under generally accepted accounting principles, statutory premiums are a better measure of sales volume. Statutory premiums, which include premiums and deposits for all products, increased 11.1% in 1994 from 1993 due to higher sales of guaranteed investment contracts and increased sales and renewals of life insurance policies. Sales of guaranteed investment contracts may vary based on management's assessment of market opportunities. Increased sales of annuities through banks were offset by reduced sales of structured settlements and other individual annuities. In 1993, statutory premiums increased 6.1% from 1992 levels. Sales of individual annuity products, including variable annuities, and sales and renewals of life insurance increased during the period. Premiums from group pension products decreased in 1993.
  Pretax net investment income decreased 1.6% in 1994 compared with 1993 primarily due to reduced portfolio yields, which were partially offset by the impact of increased invested assets. Invested assets grew 7.7% and 5.6% for 1994 and 1993, respectively. Higher levels of invested assets resulted in a 7.2% increase in investment income in 1993. Investment income was also favorably impacted in 1993 by adjustments totaling $23 million resulting from accelerated discount accretion on certain mortgage-backed securities.

                             LIFE OPERATING INCOME
                                     CHART

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Summarized STATEMENTS

of FINANCIAL POSITION
-------------------------------------------------------------------------------




                            December 31
..............................................................................
.........................................
millions                                                                                                  1994    1993
.......................................................................................................................
ASSETS
     Investments
            Fixed income securities
                  Available for sale, at fair value (amortized cost $30,733 and
$28,549)                               $30,033 $30,955    Held to maturity, at
amortized cost (fair value $7,869 and $8,857)
  8,008   7,933
..............................................................................
.........................................
                                                                   38,041  38,888
 Equity securities, at fair value (cost $4,281 and $3,626)
                         4,852   4,554   Mortgage loans
                                                                 3,234   3,563
 Real estate
                           814     722   Short-term
                                                                   806     673
 Other
                           432     391
..............................................................................
.........................................      Total investments
                                                                   48,179  48,791
Premium installment receivables
                          2,316   1,964 Deferred policy acquisition costs
                                                                  2,074   1,511
Reinsurance recoverables
                          1,867   1,916 Property and equipment, net
                                                                    788     822
Accrued investment income
                            710     705 Deferred income taxes
                                                                  1,728     444
Cash
                             68      81 Other assets
                                                                    839     842
Separate Accounts
                          2,800   2,282
..............................................................................
......................................... TOTAL ASSETS
                                                                  $61,369 $59,358
..............................................................................
......................................... LIABILITIES
                                               Reserve for property-liability
insurance claims and claims expense                                      $16,933
$15,683 Reserve for life insurance policy benefits
                                  5,224   4,942 Contractholder funds
                                                                         17,974
16,811 Unearned premiums
                                 5,908   5,729 Claim payments outstanding
                                                                           607
   492 Other liabilities and accrued expenses
                                 2,628   2,269 Debt
                                                                           869
   850 Separate Accounts
                                 2,800   2,282
..............................................................................
......................................... TOTAL LIABILITIES
                                                                   52,943  49,058
..............................................................................
......................................... MINORITY INTEREST
                                                                    1,666   2,049
CAPITAL
                          6,760   8,251
..............................................................................
......................................... TOTAL LIABILITIES AND CAPITAL
                                                                  $61,369 $59,358
..............................................................................
.........................................
See notes to Consolidated financial statements.

ANALYSIS OF OPERATIONS CONTINUED
 Net operating income increased 33.9% in 1994 from 1993, which in turn increased 13.6% from 1992. Net operating income in 1994 included a $14 million charge related to the cost of the early retirement program and in 1993 included an $18 million charge resulting from management's decision to discontinue use of a policy processing system. The increases in 1994 and 1993 were primarily due to increased volume of contract charges on individual annuity products and lower operating expenses. Additionally, net operating income in 1992 was adversely affected by foregone interest on commercial mortgage loans.
 Realized capital losses after taxes increased in 1994 compared with 1993. While the life operations experienced significantly lower asset writedowns in 1994, realized capital gains from sales of securities and bond calls were also significantly lower than the prior year. Realized capital gains in 1993 included the effect of sales related to repositioning a portion of the investment portfolio to improve the matching of assets with related liabilities. Realized capital losses after taxes were lower in 1993 compared to 1992 due to lower commercial mortgage loan losses and higher gains from bond calls and sales of securities.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ALLSTATE INSURANCE GROUP

ANALYSIS OF FINANCIAL CONDITION
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CAPITAL
The capacity for Allstate's growth in property-liability premiums is in part a function of its operating leverage. The premium to surplus ratio for Allstate Insurance Company, Allstate's property-liability subsidiary, was 2.5x and 2.3x at Dec. 31, 1994 and 1993, respectively. The increase resulted from a decline in statutory surplus resulting from higher catastrophe losses in 1994.
  The National Association of Insurance Commissioners has adopted a new standard for assessing the solvency of insurance companies, which are referred to as risk-based capital (RBC). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for property-liability companies includes asset and credit risk, but places more emphasis on underwriting factors for reserving and pricing. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At Dec. 31, 1994, risk-based capital for each of Allstate's individual property-liability and life companies was in excess of the required capital levels.
  In January 1995, Allstate announced that it intends to sell up to 70% of the common stock of The PMI Group, Inc., an indirect wholly-owned subsidiary, in an initial public offering. This decision is in keeping with its strategic direction to focus on its core property-liability and life insurance businesses and to realize the return on its long-term investment. Concurrently with the initial public offering, Allstate will offer exchangeable notes due in 1998 which are mandatorily exchangeable into shares of PMI Group common stock (subject to Allstate's right to deliver cash in lieu of such shares). Upon the mandatory exchange, all or substantially all of Allstate's remaining ownership interest in PMI Group will be eliminated. The foregoing offerings are subject to market and other conditions, and there can be no assurance that the offerings will be consummated.

                                      ---

INVESTMENTS
Allstate follows an investment strategy that combines the goals of safety, stability, liquidity, growth and total return. It seeks to balance preservation of principal with after-tax yield while maintaining portfolio diversification. Investment strategies for the property-liability and life insurance segments vary based on the nature of the respective insurance operations.
  Invested assets contributed income constituting 15.8% and 15.9% of total revenues in 1994 and 1993, respectively. The composition of the investment portfolio at Dec. 31, 1994 is presented in the table below.
-------------------------------------------------------------

                   Property-
millions           Liability        Life           Total
-------------------------------------------------------------
Fixed income
 securities
 Available for
  sale           $19,705  79.6% $10,328  44.2% $30,033  62.4%
 Held to
  maturity            --    --    8,008  34.2    8,008  16.6
Equities           4,124  16.6      728   3.1    4,852  10.1
Mortgage loans        68   0.3    3,167  13.6    3,235   6.7
Real estate          459   1.8      355   1.5      814   1.7
Short-term           389   1.6      404   1.7      793   1.6
Other                 25   0.1      406   1.7      431   0.9
-------------------------------------------------------------
 Total           $24,770 100.0% $23,396 100.0%  48,166 100.0%
-------------------------------------------------------------
Corporate                                           13    --
-------------------------------------------------------------
                                               $48,179 100.0%
-------------------------------------------------------------

                                      ---

FIXED INCOME SECURITIES
The fixed income securities portfolio consists of tax-exempt municipal bonds, publicly traded corporate bonds, private placement securities, mortgage-backed securities and U.S. Government bonds. Allstate generally holds its fixed income securities long-term, but has classified the majority of these securities as available for sale, which are carried in the statement of financial condition at fair value, to allow maximum flexibility in portfolio management. At Dec. 31, 1994, unrealized capital losses on the available for sale portfolio totaled $700 million compared to unrealized capital gains of $2.41 billion at Dec. 31, 1993. The significant change in the unrealized gain/loss position of the fixed income available for sale securities portfolio was attributable to rising interest rates.

                            FIXED INCOME SECURITIES
                               AVAILABLE FOR SALE
                                     CHART

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL CONDITION CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                            FIXED INCOME SECURITIES
                                HELD TO MATURITY
                                     CHART

  Nearly 95% of the $38.04 billion of fixed income securities are rated investment grade. Included among the securities that are rated below investment grade are securities that were purchased at investment grade but have since been downgraded, high yield bonds and certain private placements of debt. The majority of these securities are included in the available for sale portfolio and are carried in the statement of financial position at fair value. The net unrealized loss on below investment grade securities was $12 million at Dec. 31, 1994.
  At Dec. 31, 1994 and 1993, $6.22 and $6.70 billion, respectively, of the fixed income securities portfolio were invested in mortgage-backed securities. These securities provide higher-than-average credit quality and liquidity. Allstate mitigates credit risk by primarily purchasing securities with underlying collateral that is guaranteed by U.S. Government entities.
  Mortgage-backed securities are subject to risks associated with repayment of principal. This may result in the securities having a different actual maturity than anticipated at the time of purchase. Securities that have an amortized cost greater than par which are backed by mortgages that repay faster (or slower) than expected will incur a reduction (or increase) in yield. Those securities that have an amortized cost lower than par that repay faster (or slower) than expected will generate an increase (or decrease) in yield. The degree to which a security is susceptible to changes in yields is influenced by the difference between its amortized cost and par, the relative sensitivity to repayment of the underlying mortgages backing the securities in a changing interest rate environment, and the repayment priority of the securities in the overall securitization structure. Prepayment of principal may result in a loss on certain high-risk mortgage-backed securities. At Dec. 31, 1994, Allstate held $2 million of these higher risk securities.
  Allstate attempts to limit repayment risk by purchasing securities whose cost is below or does not significantly exceed par, and by purchasing structured securities with repayment protection to provide a more certain cash flow to the investor. At Dec. 31, 1994, the amortized cost of the mortgage-backed securities portfolio was below par value by $155 million.
 Allstate closely monitors its fixed income portfolio for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when the receipt of interest payments is in doubt. The total pretax income effect of provisions for losses attributable to fixed income securities for 1994, 1993 and 1992 was $26, $136 and $77 million, respectively. The high level of writedowns in 1993 reflects changes in estimated future cash flows for certain mortgage-backed securities. The fair value of total problem, restructured and potential problem fixed income securities at Dec. 31, 1994 was $95, $23 and $161 million, respectively. These securities are carried at fair value. Potential problem fixed income securities included $24 million of Orange County, California securities.

                                      ---

MORTGAGE LOANS
Allstate's $3.23 billion investment in mortgage loans at Dec. 31, 1994 is comprised primarily of loans secured by first mortgages on developed commercial real estate, and is primarily held in the life operations. Geographical and property diversification are key considerations used to manage Allstate's mortgage loan risk. Property diversification at Dec. 31, 1994 was 37% retail, 22% office building, 19% warehouse, 14% apartment complexes and 8% other. The portfolio is geographically diversified throughout the U.S. and Canada.
Allstate closely monitors its commercial mortgage loan portfolio on a loan-by-loan basis. Loans with an estimated collateral value less than the loan balance as well as loans with other characteristics indicative of higher than normal credit risk are reviewed by financial and investment management at least quarterly for purposes of establishing valuation reserves and placing loans on non-accrual status. The underlying collateral values are estimated using discounted cash flow projections, and are updated as conditions change or at least annually. The total pretax income effect of provisions for loan losses was $62, $84 and $157 million in 1994, 1993 and 1992, respectively.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                      ALLSTATE INSURANCE GROUP

                                                          Summarized STATEMENTS

                                                                   of CASH FLOWS
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                      Year Ended December 31
................................................................................
millions                                              1994      1993      1992
................................................................................
                                                                           CASH
FLOWS FROM OPERATING ACTIVITIES
Group income (loss)                               $    388  $  1,160  $   (825)
Adjustments to reconcile Group income (loss) to
 net cash
 provided by operating activities
  Depreciation, amortization and other noncash
   items                                                52        26       112
 Cumulative effect of accounting changes               --        --       494
Early retirement program                             154        --        --
Realized capital gains                              (202)     (220)     (162)
Increase in policy benefit and other insurance
   reserves                                          1,779     1,156     2,182
 Increase in deferred income taxes                   (173)     (142)     (620)
 Change in other operating assets and
   liabilities                                          (7)      613      (368)
................................................................................
  NET CASH PROVIDED BY OPERATING ACTIVITIES         1,991     2,593       813
................................................................................
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
  Fixed income securities                            5,205     5,927     5,157
 Equity securities                                  1,944     1,574     1,352
Investment maturities
  Fixed income securities                            3,991     5,424     2,974
 Mortgage loans                                       399       233       113
Investment purchases
  Fixed income securities                          (11,327)  (15,426)  (10,001)
 Equity securities                                 (2,359)   (1,769)   (1,566)
 Mortgage loans                                      (221)     (306)     (382)
Net change in short-term investments                  (139)      423      (235)
Change in other investments                            (40)      (48)      (33)
Net purchases of property and equipment               (132)      (76)     (120)
................................................................................
  NET CASH USED IN INVESTING ACTIVITIES            (2,679)   (4,044)   (2,741)
................................................................................
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of debt assumed from Sears                    --    (1,800)       --
Proceeds from issuance of debt                          19       850        --
Proceeds from issuance of common stock                  --     2,287        --
Payments received under investment contracts         2,839     2,359     2,771
Interest credited to investment contracts              924       959     1,034
Payments on maturity of investment contracts and
 other charges                                      (2,847)   (2,919)   (1,766)
Dividends paid to Sears                               (260)     (330)     (202)
................................................................................
  NET CASH PROVIDED BY FINANCING ACTIVITIES           675     1,406     1,837
................................................................................
NET DECREASE IN CASH                                   (13)      (45)      (91)
CASH AT BEGINNING OF YEAR                               81       126       217
................................................................................
CASH AT END OF YEAR                               $     68  $     81  $    126
................................................................................

See notes to Consolidated financial statements.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL CONDITION CONTINUED
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Allstate defines problem commercial mortgage loans as loans that are in foreclosure, loans for which a principal or interest payment is over 60 days past due, or are current with interest payments, but considered in-substance foreclosed. Restructured commercial mortgage loans have modified terms and conditions that were not at prevailing market rates or terms at the time of restructuring. Potential problem commercial mortgage loans are current with interest payments, or less than 60 days delinquent as to contractual principal and interest payments, but because of other facts and circumstances, management has serious doubts regarding the borrower's ability to pay future interest and principal which causes management to believe these loans may be classified as problem or restructured in the future. Interest foregone on problem and restructured loans was $4, $6 and $17 million for 1994, 1993 and 1992, respectively.
  The following table summarizes the net carrying values of problem, restructured and potential problem commercial mortgage loans at Dec. 31, 1994 and 1993.
------------------------------------------------------------

                                              December 31,
------------------------------------------------------------
millions                                       1994    1993
------------------------------------------------------------
Problem                                        $127    $ 92
Restructured                                    161     161
Potential problem                               222     383
------------------------------------------------------------
Total net carrying value                       $510    $636
------------------------------------------------------------
Reserves                                       $ 92    $ 91
------------------------------------------------------------
Reserves as a % of gross carrying value (1)    15.3%   12.5%

------------------------------------------------------------
(1) Calculated as total reserves divided by the gross carrying value, which is the total net carrying value plus the reserves.

  In 1994, overall real estate market conditions generally stabilized nationwide, and some geographic regions showed improvement. The decline in the industry delinquency rates, which began in 1993, continued throughout 1994. The net carrying value of problem, restructured and potential problem loans decreased primarily due to loan foreclosures and discounted loan payoffs, write-offs and improved loan circumstances consistent with the improvement in certain real estate markets. Problem loans experienced a net increase due to potential problem loans moving to the problem loan category. Contributing to the decrease in potential problem loans was improvement in the circumstances surrounding certain loans. Allstate's restructured loans carrying value remained constant as loans added were offset by loans which met the restructured contractual obligations, were paid off early, or moved into the problem category. Allstate expects to continue to extend the maturity and adjust the interest rates to market of certain maturing loans where the borrower is unable to obtain financing elsewhere. If interest rates continue to rise, it will likely be more difficult to obtain market-adjusted rates on maturing
mortgages and may result in an increase of restructured loans.   Management's
commercial mortgage loan monitoring procedures as well as the frequency of estimating collateral values for each loan provide a reasonable basis for establishing reserves. Management is encouraged by the positive real estate market trends in some geographic locations; however, further declines in certain market or specific property conditions may cause changes in estimates of cash flows and may result in additional losses. While Allstate believes its commercial mortgage loans were carried at appropriate levels at Dec. 31, 1994, no assurance can be given that further additions to the reserves will not be required.

                                      ---

CLAIMS AND CLAIM EXPENSE RESERVES
Underwriting results of the property-liability operations are significantly influenced by estimates of claims and claims expense reserves. Allstate regularly updates its reserve estimates as new facts become known and further events occur that may impact the resolution of unsettled claims.
  Reserves for asbestos and environmental claims are subject to greater uncertainties than those presented by other types of claims. Reserves for asbestos were $486 and $503 million, net of reinsurance recoverable of $293 and $283 million, at Dec. 31, 1994 and 1993, respectively. Reserves for environmental claims were $370 and $354 million, net of reinsurance recoverable of $492 and $473 million, for the same periods.
  Pending asbestos and environmental claims were approximately 16,200 and 15,500 at Dec. 31, 1994 and 1993, respectively. Approximately 2,700 and 3,000 new claims were reported during 1994 and 1993, respectively. Approximately 2,000 and 1,450 claims were closed during 1994 and 1993, respectively, of which approximately 1,400 and 1,250 claims were settled without payment.
  Refer to note 9 of the consolidated financial statements for further discussion on reserves for asbestos and environmental claims.

                                      ---

LIQUIDITY
Allstate's operations generate substantial positive cash flow from operations as a result of premiums and deposits received in advance of the time claims and policyholder benefits are paid. Positive operating cash flows, along with the portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of the operations. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Allstate was able to meet the cash requirements of the California earthquake with operating cash flows.
  Under a shelf registration filed with the Securities and Exchange Commission, Allstate may issue up to $650 million of debt or preferred stock. In addition, at Dec. 31, 1994, Allstate had unused lines of credit of $1.00 billion.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.

                                                               Ten-year SUMMARY

                                                  of CONSOLIDATED FINANCIAL DATA
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

$ millions, except per common
share data                                   1994           1993           1992
...............................................................................
OPERATING RESULTS
...............................................................................
Revenues                                  $54,559        $51,486        $53,110
Costs and expenses                         51,390         47,898         53,253
Restructuring                                 154             --          2,782
Interest                                    1,339          1,400          1,389
Operating income (loss)                     1,676          2,188         (4,314)
Other income (loss)                            36            784             20
Income (loss) before income taxes
 (benefit) and minority interest            1,712          2,972         (4,294)
Income taxes (benefit)
  Current operations                          358            404         (1,965)
 Fresh start and deferred tax
   benefits                                    --             --             --
Income (loss) from continuing
 operations                                 1,244          2,420         (2,311)
Income (loss) from discontinued
 operations                                    15            165            252
Extraordinary gain (loss)                     195           (211)            --
Cumulative effect of accounting
 changes                                       --             --         (1,873)
Net income (loss)                           1,454          2,374         (3,932)
................................................................................
FINANCIAL POSITION
................................................................................
Investments                               $46,942        $47,753        $40,304
Receivables                                21,969         20,019         18,116
Property and equipment, net                 5,041          5,223          5,479
Merchandise inventories                     4,044          3,518          4,048
Net assets of discontinued
 operations                                   473            452          3,549
Total assets                               91,896         88,925         83,947
Insurance reserves                         40,136         37,444         35,889
Short-term borrowings                       6,190          4,636          4,469
Long-term debt                             10,854         11,640         12,432
 Total debt                               17,044         16,276         16,901
 Percent of debt to equity                   158%           163%           157%
Shareholders' equity                      $10,801        $11,664        $10,773
................................................................................
SHAREHOLDERS' COMMON STOCK
 INVESTMENT
................................................................................
Book value per common share (year-
 end)                                     $ 26.91        $ 29.58        $ 27.89
Shareholders                              262,387        291,320        337,892
Average common shares outstanding
 (millions)                                   389            383            370
Earnings (loss) per common share
 Income (loss) from continuing
  operations                                $3.12          $6.25         $(6.33)
Income (loss) from discontinued
  operations                                  .04            .43            .68
Extraordinary gain (loss)                    .50           (.55)            --
Cumulative effect of accounting
  changes                                      --             --          (5.07)
Net income (loss)                           3.66           6.13         (10.72)
Cash dividends declared per common
 share                                      $1.60          $1.60          $2.00
Cash dividend payout percent                 43.7%          26.1%           N/M
Market price--common stock (high-
 low)                               55 1/8-42 1/8  60 1/8-39 7/8          48-37
Closing market price at year-end               46         52 7/8         45 1/2
Price/earnings ratio (high-low)             15-12           10-7            N/M
................................................................................

Operating results and financial position reflect Homart Development Co. and affiliated entities, Dean Witter, Discover & Co. and the Coldwell Banker residential services businesses as discontinued operations. See note 5 to the consolidated financial statements. Operating results for 1990 and prior years also reflect the group life-health business of Allstate Insurance Group and the commercial division of Coldwell Banker as discontinued operations.
Financial position for 1994 and 1993 reflects the adoption of new accounting rules for certain investments in debt securities. Operating results and financial position for 1994, 1993 and 1992 reflect the adoption of new accounting rules for postretirement and postemployment benefits. See note 2 to the consolidated financial statements. Net income in 1988 reflects adoption of new income tax accounting rules.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

.........................................................................................................
      1991           1990           1989          1988           1987           1986           1985
.........................................................................................................
.........................................................................................................
     $51,592       $50,889       $49,049         $45,784        $41,691        $38,687        $36,393
      49,181        48,681        45,952          42,800         38,419         35,836         33,771
         --            265            --             751           105             --             --
       1,568         1,651         1,570           1,338          1,164          1,218          1,280
         843           292         1,527             895          2,003          1,633          1,342
         (22)          (38)          (82)            (25)           (33)           108            152
         821           254         1,445             870          1,970          1,741          1,494
         (57)         (263)          181             (40)           461            424            271
         --           (139)           --              --           (172)           --             --
         883            646        1,221             879          1,644          1,292          1,193
         396            256          288              31            (11)            47            101
          --             --           --             --             --            --             --
          --             --           --             544            --             --             --
       1,279            902        1,509           1,454          1,633          1,339          1,294
..............................................................................
..............................................................................
      $37,724        $31,785        $27,268        $23,103        $19,340        $15,742        $13,136
       16,677         18,215         18,419         17,186         16,586         14,584         14,119
        5,846          5,488          5,022           4,748          4,399         4,267          4,251
        4,459          4,074          4,358           3,716          4,115          4,013          4,115
        2,887          2,581          2,398           2,390          2,331          1,874          1,509
       77,845         71,050         63,935          57,420         52,124        45,676         41,359
       31,612         27,184         22,331          18,521         14,257         11,075          8,876
        1,775          7,462         6,880           4,359          3,996          1,545          2,106
       16,398         10,782          8,434           8,274          8,507         8,871          9,023
       18,173         18,244         15,314          12,633        12,503         10,416         11,129
          128%           142%          112%             90%            92%            80%            95%
      $14,188        $12,824        $13,622         $14,055        $13,541       $13,017        $11,776
..............................................................................
..............................................................................
      $ 40.29        $ 37.38        $ 39.77        $ 37.75        $ 35.77        $ 33.90        $ 31.66
      342,851        345,071       348,597         351,999        328,446        319,686        326,201
          344            343            351             379            378           369            363
        $2.56          $1.88          $3.48           $2.32         $4.33          $3.46          $3.23
         1.15            .75           .82             .08           (.03)           .12            .28
           --             --             --              --             --             --            --
           --             --             --            1.44             --             --             --
         3.71           2.63           4.30            3.84           4.30           3.58           3.51
        $2.00          $2.00          $2.00           $2.00          $2.00          $1.76         $1.76
        53.9%          76.0%          46.5%           52.1%          46.5%         49.2%          50.1%
   43 1/2-24 3/8      41 7/8-22  48 1/8-36 1/2      46-32 1/4  59 1/2-29 3/4  50 3/8-35 7/8  41 1/8-30 7/8
        37 7/8         25 3/8         38 1/8          40 7/8         33 1/2         39 3/4          39
        12-7           16-8           11-8            12-8           14-7         14-10           12-9
..............................................................................

Operating results and financial position for 1986 and thereafter may not be comparable to 1985 due to adoption of new pension accounting rules.
Series A Mandatorily Exchangeable Preferred Shares are considered common shares for purposes of calculating book value per common share, average common shares outstanding and earnings (loss) per common share. See note 1 to the consolidated financial statements. The percent of debt to equity for 1994 and 1993 is calculated using equity excluding unrealized net capital gains.
N/M--Not meaningful.

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.

MANAGEMENT'S Report
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
The financial statements, including the financial analysis and all other information in this annual report, were prepared by management which is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, fairly and accurately reflect the Company's financial position and operating results, in accordance with generally accepted accounting principles. All financial information in this annual report is consistent with the financial statements.
  Management maintains a system of internal controls which it believes provides reasonable assurance that, in all material respects, assets are maintained and accounted for in accordance with management's authorizations and transactions are recorded accurately in the books and records. The concept of reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. To assure the effectiveness of the internal control system, the organizational structure provides for defined lines of responsibility and delegation of authority. The Company's formally stated and communicated policies demand of employees high ethical standards in their conduct of its business. These policies address, among other things, potential conflicts of interest; compliance with all domestic and foreign laws, including those related to financial disclosure; and the confidentiality of proprietary information. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.
  Deloitte & Touche LLP, independent certified public accountants, have audited the financial statements of the Company and their report is presented below. Their audit also includes a study and evaluation of the Company's control environment, accounting systems and control procedures. The independent accountants and internal auditors advise management of the results of their reviews, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.
The Audit Committee of the Board of Directors is comprised entirely of directors who are not employees of the Company. The committee reviews audit plans, internal control reports, financial reports and related matters and meets regularly with the Company's management, internal auditors and independent accountants. The independent accountants and the internal auditors advise the committee of any significant matters resulting from their audits of our financial statements and internal controls and have free access to the committee without management being present.

Edward A. Brennan
Chairman and Chief Executive Officer

James M. Denny
Vice Chairman and Acting Chief Financial Officer

James A. Blanda
Vice President and Controller

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
Sears, Roebuck and Co.
  We have audited the accompanying Consolidated Statements of Financial Position of Sears, Roebuck and Co. as of December 31, 1994 and 1993, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
  As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt securities in 1993 and postretirement benefits in 1992.

                                                           Deloitte & Touche LLP
February 24, 1995                                          Chicago, Illinois

--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Quarterly RESULTS (Unaudited)
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            First Quarter    Second Quarter     Third Quarter   Fourth Quarter        Year
..............................................................................
millions, except per
common share data            1994     1993     1994     1993     1994     1993    1994     1993     1994     1993
..................................................................................................................
Revenues,prior basis     $12,266  $11,298  $13,008  $12,157  $13,206  $12,719  $15,440 $14,664  $53,920  $50,838
Discontinued operations       61       53       62      55       67       56       74       67      264      231
Reclassification of
  revenues of licensed
  departments                 235      211      205      208      203      192     260      268      903      879
As restated                12,440   11,456  13,151   12,310   13,342   12,855   15,626   14,865   54,559   51,486
..................................................................................................................
Operating income (loss),
 prior basis                 (389)     318      786      599      470      518     753      671    1,620    2,106
Discontinued operations      (15)     (16)    (16)     (31)     (11)     (15)     (14)     (20)     (56)     (82)
As restated                  (374)     334      802      630      481      533     767      691    1,676    2,188
..................................................................................................................
Income (loss) from continuing operations,
 prior basis                  (98)     317      503    1,093      364      454     490      545    1,259    2,409
Discontinued operations        5       (8)    (10)     (18)      17       (5)       3       20       15      (11)
As restated:
Income (loss) from
 continuing operations       (103)     325      513    1,111      347      459     487      525    1,244    2,420
Net income (loss)         $   (98) $   435 $   503  $ 1,006  $   364  $   388  $   685  $   545  $ 1,454  $ 2,374
..................................................................................................................
Earnings (loss) per common
share, prior basis
 Continuing operations    $ (0.27) $  0.82  $  1.27  $  2.86  $  0.91  $  1.15 $  1.24  $  1.39  $  3.16  $  6.22
Discontinued operations     0.01    (0.02)  (0.03)   (0.04)    0.04    (0.01)    0.01     0.05     0.04    (0.03)
As restated:
Income (loss) from
 continuing operations    $ (0.28) $  0.84  $  1.30  $  2.90  $  0.87  $  1.16 $  1.23  $  1.34  $  3.12  $  6.25
Net income (loss)         $ (0.27) $  1.13 $  1.27  $  2.63  $  0.91  $  0.98  $  1.74  $  1.39  $  3.66  $  6.13
..................................................................................................................
Revenues, operating income, net income and
related per common share amounts for 1994 and 1993 have been restated to reflect
Homart Development Co. and
affiliated entities as a discontinued business.
The fourth quarter pretax LIFO adjustments were credits of $58 and $31 million in 1994 and 1993, compared with charges of $24 and $36 million for the first nine months of the respective years.
Fourth quarter 1994 results included an $80 million charge (after taxes and minority interest) for Allstate's early retirement program. See note 6 to the consolidated financial statements.
Fourth quarter 1994 results included an extraordinary gain of $195 million related to the early extinguishment of debt. Second and third quarter 1993 results included extraordinary losses related to early extinguishment of debt of
$145 and $66 million, respectively. See note 12 to the consolidated financial statements.
Second quarter 1993 results included a $635 million gain on the initial public offering of The Allstate Corporation.
Total of quarterly earnings per common share may not equal the annual amount as net income per common share is calculated independently for each quarter.
COMMON STOCK MARKET INFORMATION AND DIVIDEND HIGHLIGHTS (Unaudited)

                            First Quarter    Second Quarter     Third Quarter   Fourth Quarter        Year
..................................................................................................................
dollars                      1994     1993    1994     1993     1994     1993     1994     1993     1994     1993
..................................................................................................................
Stock price range
 High                      55 1/8   55 3/4   51 7/8   56 1/4   51 1/8   57 3/4  52 3/8   60 1/8   55 1/8   60 1/8
Low                       42 7/8   43 7/8  42 1/8   50 3/8   45 5/8   39 7/8   43 1/2   51 3/8    42 1/8   39 7/8
Close                    43 1/8   54 3/4       48       55       48   53 7/8       46  52 7/8       46     52 7/8
Cash dividends declared       .40      .40      .40     .40      .40      .40      .40      .40     1.60     1.60
..................................................................................................................

Stock price ranges are for transactions reported in a summary of composite transactions for stocks listed on the New York Stock Exchange (trading symbol - S), which is the principal market for the Company's common stock.
The 1993 third quarter stock prices reflect the when-issued price for the Company's common stock due to the Dean Witter spin-off. The number of registered common shareholders at Feb. 28, 1995 was 262,605.
In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges: Chicago; Pacific, San Francisco; London, England; Basel, Geneva, Lausanne and Zurich, Switzerland; Amsterdam, The Netherlands; Tokyo, Japan; Paris, France; and Frankfurt, Germany.

                                   APPENDIX

                          GRAPHIC AND IMAGE MATERIAL


Chart (1st Chart on PAGE 23)

Two three-dimensional pie charts showing composition of 1994 assets for the Allstate Insurance Group and Sears Merchandise Group. Top chart shows 1994 Allstate assets as follows: Fixed Income Securities, 62%; Equity Securities, 8%; Mortgage Loans, 5%; Other Investments, 3%; Separate Accounts, 5%; and Other Assets, 17%. Bottom chart shows 1994 Sears Merchandise Group assets as follows:
Net Receivables, 63%; Inventory, 14%; Property and Equipment, 13%; and Other Assets, 10%.

Chart (2nd Chart on PAGE 23)

Three-dimensional pie chart showing the dollar amount (in billions) of funding by business at year-end 1994 as follows: Domestic Operations, $18.8 net of investments; International Operations, $1.7; and Allstate, $0.9. Total funding at year-end 1994 was $21.4 billion.

Chart (PAGE 25)

Three-dimensional pie chart showing the percentage of various funding sources at year-end 1994 as follows: Unsecured Commercial Paper, 22%; Asset-Backed Commercial Paper, 8%; Securitization, 20%; Medium Term Notes, 26%; Senior Unsecured, 18%; and Other, 6%.

Chart (PAGE 49)

Three-dimensional bar graph showing Domestic Operations' comparable store sales growth for 1992 through 1994 as follows: 1992, 3.6%; 1993, 8.9%; and 1994, 8.3%.

Chart (1st Chart on PAGE 51)

Three-dimensional bar graph showing Domestic Operations selling and administrative expense percent to revenues for 1992 through 1994 as follows:
1992, 24.4% (continuing businesses only); 1993, 23.5%; and 1994, 22.7%.


Chart (2nd Chart on PAGE 51)

Three-dimensional bar graph showing Domestic Operations operating income percent to revenues for 1992 through 1994 as follows: 1992, 3.2% (continuing businesses only); 1993, 4.2%; and 1994, 5.0%.

Chart (PAGE 54)

Three-dimensional bar graph showing core merchandising inventory turnover for 1992 through 1994 as follows: 1992, 3.37; 1993, 3.69; and 1994, 3.74.

Chart (PAGE 57)

Three-dimensional stacked bar graph showing the property-liability combined ratio excluding catastrophe losses and the impact of catastrophes losses on the combined ratio, respectively, for 1992 through 1994 as follows: 1992, 99.8 and 21.0; 1993, 99.7 and 3.3; and 1994, 99.0 and 11.8. The total combined ratio was as follows: 1992, 120.8; 1993, 103.0; and 1994, 110.8.

Chart (PAGE 58)

Three-dimensional bar graph showing life operating income (in millions) for 1992 through 1994 as follows: 1992, $149; 1993, $169; and 1994, $226.

Chart (PAGE 60)

Three-dimensional pie chart showing the percentage distribution of fixed income securities available for sale as follows: U.S. Government Bonds, 3.4%; Municipal Bonds, 54.3%; Publicly-Traded Corporate Bonds, 13.3%; Privately-Placed Corporate Bonds, 8.5%; Mortgage-Backed Securities, 18.7%; and Other, 1.8%.

Chart (PAGE 61)

Three-dimensional pie chart showing the percentage distribution of fixed income securities held to maturity as follows: Privately-Placed Corporate Bonds, 66.9%; Publicly-Traded Corporate Bonds, 12.2%; U.S. Government Bonds, 13.3%; and Mortgage-Backed Securities, 7.6%.