Form 10-K, Exhibit 13
period 1995-12-30
SEARS ROEBUCK & CO
filed 1996-03-28
CIK 319256

SEARS, ROEBUCK AND CO.

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------------------
millions, except per common share data                                1995     1994     1993
--------------------------------------------------------------------------------------------
REVENUES
Merchandise sales and services                                     $31,035  $29,451  $27,171
Credit revenues                                                      3,890    3,574    3,273
--------------------------------------------------------------------------------------------
        Total revenues                                              34,925   33,025   30,444
--------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales, buying and occupancy                                 22,866   21,568   19,918
Selling and administrative                                           7,577    7,498    7,039
Depreciation and amortization                                          578      528      504
Provision for uncollectible accounts                                   826      698      821
Interest                                                             1,373    1,279    1,318
--------------------------------------------------------------------------------------------
        Total costs and expenses                                    33,220   31,571   29,600
--------------------------------------------------------------------------------------------
Operating income                                                     1,705    1,454      844
Other income                                                            23       17      110
--------------------------------------------------------------------------------------------
Income before income taxes                                           1,728    1,471      954
Income taxes                                                           703      614      329
--------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                    1,025      857      625
Discontinued operations                                                776      402    1,960
--------------------------------------------------------------------------------------------
Income before extraordinary gain (loss)                              1,801    1,259    2,585
Extraordinary gain (loss) related to early extinguishment of debt       --      195     (211)
--------------------------------------------------------------------------------------------
NET INCOME                                                         $ 1,801  $ 1,454  $ 2,374
--------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE, after allowing
for dividends on preferred shares
        Income from continuing operations                          $  2.53  $  2.13  $  1.56
        Discontinued operations                                       1.97     1.03     5.12
--------------------------------------------------------------------------------------------
        Income before extraordinary gain (loss)                       4.50     3.16     6.68
        Extraordinary gain (loss)                                      ---     0.50    (0.55)
--------------------------------------------------------------------------------------------
        Net income                                                 $  4.50  $  3.66  $  6.13
------------------------------------------------------------------- -------------------------
Average common and common equivalent shares outstanding              394.0   388.9     382.9
--------------------------------------------------------------------------------------------

See accompanying notes.

SEARS, ROEBUCK AND CO.

ANALYSIS OF CONSOLIDATED OPERATIONS

Sears, Roebuck and Co. ("the Company") conducts merchandising and credit operations in the United States, Canada and Mexico. In 1995, the Company successfully completed the initiatives announced in November 1994 to transform the Company into a stand-alone, focused retailer for the first time since 1931.

- The Company's 80% ownership interest in The Allstate Corporation ("Allstate") was distributed to shareholders as a tax-free dividend in June 1995. The distribution of Allstate reduced consolidated shareholders' equity by $8.98 billion.

- The divestiture of Homart Development Co. and affiliated entities ("Homart") was completed in December 1995.

         In September 1992, the Company announced a strategic repositioning. The highlights of the repositioning, which was completed in 1993, were as follows:

- Dean Witter, Discover & Co. ("Dean Witter") was distributed to shareholders as a tax-free dividend in June 1993, following the primary initial public offering of 20% of its common stock in March 1993. The Dean Witter distribution reduced consolidated shareholders' equity by $2.29 billion.

- Allstate completed a primary initial public offering of 20% of its common stock in June 1993, resulting in a gain of $635 million.

- The sales of the Coldwell Banker residential services businesses, consisting of the residential brokerage and relocation businesses and mortgage banking operations, were completed in the fourth quarter of 1993.

        The consolidated financial statements present the results of Allstate, Dean Witter, Coldwell Banker and Homart as discontinued operations as discussed in note 2 to the consolidated financial statements.

         Operating results for the Company's merchandising and credit operations are reported for two business segments: domestic operations and international operations.

         During late 1995, the Company announced organizational changes within domestic operations that further aligned its structure with its strategy to grow department, as well as off-the-mall, stores and services. The organizational changes included:

- The creation of separate organizations for department stores, which sell apparel, home fashions and hardlines merchandise; off-the-mall Home stores, comprised of Sears Hardware, Sears dealer and HomeLife stores; and Home Services, consisting of Product Services and other home improvement services.

-        The separation of the Automotive business into two divisions:
         the Sears Tire Group, which sells and installs tires, batteries and related goods and services through the Sears Auto, Tire America and NTW stores; and the Parts Group, that includes the automotive parts stores of Western Auto and Parts America.

         Domestic operations include the department stores, the off-the-mall stores (comprised of Home stores and Automotive stores), Home Services, Direct Response and Credit. Credit primarily relates to the Sears Card, the largest proprietary credit card in the United States. The domestic operations conduct business in the United States and Puerto Rico.

         International operations includes similar merchandising and credit operations conducted in Canada through Sears Canada Inc. ("Sears Canada"), a 61.1% owned subsidiary, and in Mexico through Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico"), a 75.4% owned subsidiary.

         Consolidated revenues for 1995, 1994 and 1993 were as follows:

--------------------------------------------------------------------------
millions                                            1995     1994     1993
--------------------------------------------------------------------------
Domestic operations:
  Domestic merchandising                         $28,020  $26,127  $23,806
  Domestic credit                                  3,538    3,249    2,970
--------------------------------------------------------------------------
Total domestic operations                         31,558   29,376   26,776
International operations                           3,367    3,649    3,668
--------------------------------------------------------------------------
        Total revenues                           $34,925  $33,025  $30,444
--------------------------------------------------------------------------

         Consolidated revenues in 1995 rose $1.90 billion, or 5.8%. Domestic revenues increased $2.18 billion, or 7.4%, primarily due to strong merchandise sales and solid credit revenue increases. International operations revenues declined $282 million, or 7.7%, primarily due to adverse exchange rate changes and difficult economic conditions in both Canada and Mexico. In 1994, consolidated revenues increased $2.58 billion, or 8.5%. Domestic revenues rose $2.60 billion, or 9.7%, primarily due to hardlines and apparel sales increases during the year. International revenues declined $19 million, or 0.5%, due to adverse exchange rate changes. In local currencies, international revenues increased 5.5% in 1994.

DOMESTIC OPERATIONS

Supplementary domestic merchandising information:

--------------------------------------------------------------------------
millions, except number of stores                   1995     1994     1993
--------------------------------------------------------------------------
Department store revenues                        $20,133  $18,910  $17,344
Off-the-mall store revenues                        5,354    4,866    4,210
--------------------------------------------------------------------------
Total retail store revenues                       25,487   23,776   21,554
Service and other revenues                         2,533    2,351    2,252
--------------------------------------------------------------------------
Domestic merchandising revenues                  $28,020  $26,127  $23,806
--------------------------------------------------------------------------
Number of department stores                          806      800      799
Number of off-the-mall stores                      1,500    1,140    1,018
--------------------------------------------------------------------------
Total retail stores                                2,306    1,940    1,817
--------------------------------------------------------------------------
Retail store revenues per selling square foot    $   353  $   346  $   321
--------------------------------------------------------------------------
Comparable store sales increase                      4.7%     8.3%     8.9%
--------------------------------------------------------------------------

         One of the primary objectives of the Company's growth strategy has been to improve the sales productivity of its department stores. The success of this strategy can be measured by the comparable store sales increases which have remained strong over the past three years. The strength of the comparable store sales increases becomes even more evident considering the intense competition that the retail industry has experienced.

         In addition to the strong comparable store sales increases, the increase in revenues per selling square foot also demonstrates the improvement in department store productivity.



SEARS, ROEBUCK AND CO.
ANALYSIS OF CONSOLIDATED OPERATIONS (CONTINUED)

         Department store revenues increased 6.5% in 1995, which built on a 9.0% increase in 1994. Department store revenues have increased substantially since the Company's restructuring announced in 1993 and have benefited from the remodeling and modernization of 353 mall stores, the conversion of 3.8 million square feet of non-selling space and 2.5 million square feet of selling space formerly occupied by furniture departments to apparel selling space, and a more targeted customer-focused merchandise selection.

         Apparel sales posted significant gains in 1995, overcoming weak industry conditions. Sales increases were strongest in women's dresses, juniors, cosmetics, jewelry and men's fashions. The Company has undertaken several initiatives to grow the apparel business. They include remodeling the mall stores, offering more varied national brand-name merchandise and developing private brand fashion merchandise for select lines.

         Hardlines merchandise had solid revenue growth in 1995 but did not achieve the same robust growth rates that were experienced in 1994. Brand Central contributed the largest portion of the increase on strong sales in home electronics, appliances and home office merchandise. Home Improvement sales also contributed to the hardlines sales increase and were generated by solid sales growth in hardware and exercise equipment.

         In 1994, the increase in department store revenues was paced by excellent hardline sales as appliances and home electronics merchandise benefited from strong home-related consumer demand. Softline fashion sales also increased significantly in 1994 as women's fashions, fine jewelry, cosmetics, men's apparel and footwear sold particularly well.

                    [COMPARABLE STORE SALES GROWTH CHART]

         With the department stores making considerable progress since the restructuring, the Company has planned for future growth opportunities by aggressively expanding its various off-the-mall store concepts.

         Off-the-mall store revenues in 1995 increased 10.0% over 1994. The Home stores contributed the largest portion of the revenue growth in 1995. The increase was attributable to the expansion of the dealer store network, as the Company opened 98 stores in 1995, and growth in the Sears Hardware and HomeLife stores where 45 and 26 new stores were opened, respectively.

         The automotive business also generated revenue growth in 1995. The Company has aggressively expanded this business by opening 49 and acquiring 166 automotive parts stores. As the acquisitions of the 166 stores were not completed until the fourth quarter, they did not have a significant impact on 1995 revenues. The Sears Tire Group experienced significant revenue growth with the opening of 15 NTW and 6 Tire America Stores in 1995.

         In 1994, off-the-mall store revenues increased 15.6% over 1993. The increase was attributable to the growth of the Sears dealer, Sears Hardware and HomeLife stores networks. Revenues at the Automotive stores increased slightly in 1994, as strong sales increases in the Parts Group were partially offset by sales declines in the Sears Tire Group, reflecting the discontinuation of unprofitable product lines and services at the Sears Auto Centers.

         Service and other revenues, which are generated by the home services and direct response businesses, increased 7.8% in 1995 and 4.4% in 1994. Increases in product services maintenance agreement sales, which benefited from strong Brand Central sales, accounted for the 1995 and 1994 growth.

         Supplementary domestic credit revenue information:

--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Gross revenues                               $ 3,863   3,600   3,486
Funding cost on securitized receivables      $  (325)   (351)   (516)
Net revenues                                 $ 3,538   3,249   2,970
Sears Card sales as a % of sales (1)            59.7%   58.3    58.0
Gross customer receivables                   $23,760  21,325  20,351
Receivable balances sold at year end         $ 4,549   3,946   5,174
Owned customer receivables at year end       $19,211  17,379  15,177
Average gross receivables                    $21,685  20,094  19,649
Average owned receivables                    $17,381  15,718  13,471
Average account balance (dollars)            $   912     842     795
--------------------------------------------------------------------

(1) For department and HomeLife stores only.

         In 1995, gross credit revenues increased 7.3% reflecting higher gross receivable balances driven by strong merchandise sales and a reduction in the minimum required monthly payment rate. The percentage of merchandise sales and services transacted with the Sears Card in 1995 increased due to continuing efforts to integrate the Sears Card with the promotional plans of the department and off-the-mall stores. In 1994, gross credit revenues increased 3.3% against 1993, reflecting strong merchandise sales.


SEARS, ROEBUCK AND CO.
ANALYSIS OF CONSOLIDATED OPERATIONS (CONTINUED)

        Key operating measures for domestic operations:

----------------------------------------------------------------------------
millions                                                1995    1994    1993
----------------------------------------------------------------------------
Gross margin                                          $7,465   7,093   6,548
  Percent of merchandise sales and services             26.6%   27.1    27.5
Selling and administrative expense                    $6,813   6,710   6,238
  Percent of total revenues                             21.6%   22.8    23.3
Interest expense                                      $1,183   1,120   1,159
Funding cost on securitized receivables               $  325     351     516
Total funding costs                                   $1,508   1,471   1,675
Provision for uncollectible accounts                  $  764     650     795
Operating income                                      $1,729   1,400     880
  Percent of total revenues                              5.5%    4.8     3.3
Net credit charge-offs to average gross
  customer receivables                                  3.52%   3.32    3.45
Gross credit customer receivables delinquent
  sixty days or more                                    4.19%   3.86    3.55
Allowance for uncollectible accounts as a
  percentage of gross credit customer
  receivables at year end                               3.87%   4.31    4.72
----------------------------------------------------------------------------

Note: Corporate operating results are insignificant and have been included in Domestic Operations for 1995. Domestic Operations results for 1994 and 1993 have been restated to include Corporate.

         Gross margin as a percentage of merchandise sales and services declined from 27.1% in 1994 to 26.6% in 1995. Gross margins were pressured by intense competition in the retail marketplace throughout the year, but fourth quarter gross margin rates increased relative to 1994 in the important holiday selling season on improved markdown trends. The year-to-year difference in the LIFO adjustment lowered 1995 gross margins by 20 basis points as compared to 1994.

        In 1994, gross margin as a percentage of merchandise sales and services decreased to 27.1% from 27.5% due largely to the strong sales performance in the Brand Central and home improvement departments, which provide lower gross margin rates than domestic merchandising operations as a whole.

        Domestic operations selling and administrative expense as a percent of revenues in 1995 improved 120 basis points to 21.6% from 22.8% in 1994. The improvement in the selling and administrative expense ratio reflects the Company's continued emphasis on controlling expenses and leveraging its fixed cost base with strong revenue growth. Payroll, store operating and general overhead costs continued to decline as a percentage of revenues in 1995.

         Included in domestic operations selling and administrative expense in 1995 was a $51 million pretax restructuring charge related to the Company's realignment initiative. This initiative better aligns the Company's structure with its growth strategy, particularly the creation of separate tire and auto parts units and the consolidation of certain distribution facilities. Beginning in 1997, resulting after-tax savings from the restructuring will be approximately $30 to $35 million annually.

         In 1995, the Company also reversed $62 million of pretax reserves previously established as part of its $2.65 billion restructuring announced in 1993, which are no longer needed based on the settlement of obligations and the adjustment of the carrying values of certain properties to be disposed of in connection with that restructuring. This reserve adjustment was also included in domestic operations selling and administrative expense in 1995.

         In 1994, selling and administrative expense as a percent of revenues declined 50 basis points to 22.8% from 23.3% in 1993. The improvement was primarily attributable to a reduction in payroll and store operating costs as a percent of revenues.

               [DOMESTIC OPERATIONS SELLING AND ADMINISTRATIVE
                      EXPENSE PERCENT OF REVENUES CHART]

         Total domestic funding costs, comprised of interest expense and the cost associated with receivable securitizations, increased 2.6% as compared to 1994 reflecting the growth in gross credit receivables partially offset by a lower effective funding rate resulting from the favorable interest rate environment in 1995.

         In 1994, total domestic funding costs decreased 12.2% reflecting lower funding needs stemming from the strategic repositioning partially offset by higher retail customer receivables.

         The provision for uncollectible accounts increased 17.5% from 1994. The increase is attributable to a number of factors, primarily the 7.9% growth of the average gross receivable balance from 1994 levels, the rise in the delinquency rate and the increase in the net charge-off rate due to the industry-wide unfavorable trend in customer bankruptcies. The Company has responded to the rise in bankruptcies and delinquency trends by stepping up collection efforts and implementing additional collection strategies.

         In 1994, the provision for uncollectible accounts was 18.2% lower than 1993 reflecting favorable customer write-off trends.

         The key measure of the improved profit performance of domestic operations is the growth in operating income from 1993 through 1995. The improved performance is attributable to the strong merchandising revenue growth, the reduction in selling and administrative expense as a percent of revenues and the strong credit performance, partially offset by a decline in gross margin rates.


SEARS, ROEBUCK AND CO.
ANALYSIS OF CONSOLIDATED OPERATIONS (continued)

       [DOMESTIC OPERATIONS OPERATING INCOME PERCENT OF REVENUES CHART]

INTERNATIONAL OPERATIONS

Revenues in U.S. dollars declined 7.7% in 1995 compared to 1994, largely reflecting unfavorable Mexican Peso exchange rates. In local currencies, revenues at Sears Canada decreased 3.5% from 1994 as continued slow economic conditions depressed sales. Revenues at Sears Mexico declined 0.2% in constant pesos in 1995 as consumer demand was stifled under government economic controls aimed at curbing inflation.

         Gross margins as a percentage of merchandising revenues declined to 23.3% in 1995 from 23.8% in 1994. Gross margin rates of Sears Canada declined in 1995 on higher markdown trends at the retail stores and lower initial margins at catalog. Gross margin rates also declined at Sears Mexico in 1995 as markdowns increased in an effort to stimulate sales growth in response to lower consumer spending.

         Selling and administrative expense as a percent of total revenues increased to 22.7% in 1995 from 21.6% in 1994. Selling and administrative expenses at Sears Canada declined in total dollars in 1995 reflecting continued cost control efforts but increased as a percentage of revenues due to year over year sales declines. Selling and administrative expense as a percentage of revenues increased at Sears Mexico in 1995 as inflationary cost increases outpaced sales growth in the post-devaluation economic environment.

         International operating income declined $78 million in 1995 as operating performance suffered at Sears Canada and Sears Mexico in difficult economic conditions.

         In 1994, revenues in local currencies increased 5.5%. The improvement in local currencies was attributable to a 1.7% increase at Sears Canada coupled with a 27.5% increase at Sears Mexico, as sales benefited from the opening of two new stores. Revenues in U.S. dollars declined slightly against 1993 due mainly to unfavorable Canadian exchange rates.

         Gross margins as a percent of merchandising revenues improved to 23.8% in 1994 from 20.9% in 1993 due to improved inventory controls at Sears Canada, partially offset by lower gross margins at Sears Mexico stemming from a repositioning of that business.

         Selling and administrative expense as a percentage of merchandising revenues decreased to 21.6% in 1994 from 21.8% in 1993 as expense reductions at Sears Canada were partially offset by increased costs at Sears Mexico.

         Operating income as a percentage of total revenues improved
250 basis points in 1994 over 1993 primarily due to an improved operating performance at Sears Canada. The improvement at Sears Canada was partially offset by lower operating income at Sears Mexico stemming from the merchandise inventory repositioning.

INTEREST EXPENSE AND FUNDING COSTS

Since the Company uses securitizations of retail customer receivables as a significant funding source, total funding costs include interest expense, as shown on the consolidated statements of income, and the funding cost of securitized receivables. The changes in funding cost were as follows:

----------------------------------------------------------------------------
millions                                                        1995    1994
----------------------------------------------------------------------------
Increase (decrease) in interest expense                         $ 94   $ (39)
Decrease in funding cost of securitized receivables (1)          (16)   (173)
----------------------------------------------------------------------------
     Increase (decrease) in funding costs                       $ 78   $(212)
----------------------------------------------------------------------------

(1) Funding costs of securitized receivables are reported as a reduction of revenues in the consolidated statements of income.

         Consolidated funding costs increased $78 million in 1995 and declined $212 million in 1994. The increase in funding costs in 1995 reflects a higher level of debt required to fund increases in owned customer receivables and a higher interest rate environment in Mexico and Canada, partially offset by a lower domestic effective funding rate which benefited from a favorable domestic interest rate environment in 1995.

         The decline in funding costs in 1994 reflects the paydown of debt from the proceeds of the strategic repositioning partially offset by higher domestic operations interest expense stemming from higher domestic customer receivable balances.


SEARS, ROEBUCK AND CO.
ANALYSIS OF CONSOLIDATED OPERATIONS (continued)

OTHER INCOME

Other income increased $6 million to $23 million in 1995 primarily due to higher gains from sales of property and investments. Other income decreased $93 million to $17 million in 1994 reflecting lower gains from sales of property and investments.

        A summary of other income by type follows:


--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Gain on sales of property and investments        $35     $22    $ 73
Equity in joint ventures and unconsolidated
   subsidiaries                                   (1)     (1)      7
Minority interest                                 (4)    (14)     (7)
Other                                             (7)     10      37
--------------------------------------------------------------------
Total                                            $23     $17    $110
--------------------------------------------------------------------

         The equity in joint ventures and unconsolidated subsidiaries included the results of Advantis and Prodigy. The Company holds a minority interest in Advantis, a joint venture with a subsidiary of International Business Machines Corporation ("IBM"), which provides data and voice networking services for the Company, IBM and other customers. The Company also holds a 50% interest in Prodigy, a partnership with IBM, which offers a variety of online personal computer services.

         The Company intends to dispose of its interest in Prodigy. Although currently the Company does not expect to incur a loss on the disposal, any loss that might result is not expected to materially impact annual operating results.

INCOME TAX EXPENSE
Income tax expense as a percentage of pretax income was 40.7% in 1995 as compared to 41.7% in 1994. In 1993, the effective tax rate was 34.5% and was favorably impacted by a $57 million tax credit from the adjustment of deferred tax assets due to the 1% increase in the federal income tax rate resulting from the Omnibus Budget Reconciliation Act of 1993.

EXTRAORDINARY ITEMS
Results for 1994 included a $195 million extraordinary gain related to the early extinguishment of debt associated with the Company's transfer of Sears Tower and all related assets and liabilities to a third party as trustee of a trust in November 1994. The elimination of the related mortgages reduced Corporate debt by $845 million and resulted in annual interest savings of approximately $75 million.

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

INFLATION
Reported earnings have been impacted by inflation; however, there is no simple way of separating those effects. Competitive and regulatory conditions permitting, the Company modifies the prices charged for its goods and services in order to recognize cost changes as incurred or as anticipated. By also attempting to control costs and efficiently utilize resources, the Company strives to minimize the effects of inflation on its operations.


Sears, Roebuck and Co.

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------
millions                                                                                                       1995            1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and invested cash                                                                                   $    606        $    548
  Retail customer receivables                                                                                20,949          19,033
     Less: Allowance for uncollectible accounts and unearned finance charge                                     843             832
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             20,106          18,201

   Other receivables                                                                                            444             321
   Merchandise inventories                                                                                    4,033           4,044
   Prepaid expenses and deferred charges                                                                        360             303
   Deferred income taxes                                                                                        892             712
-----------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                                      26,441          24,129
Property and equipment
    Land                                                                                                        387             371
    Buildings and improvements                                                                                4,382           4,041
    Furniture, Fixtures and equipment                                                                         3,775           3,777
    Capitalized leases                                                                                          313             229
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              8,857           8,418
    Less accumulated depreciation                                                                             3,780           4,165
-----------------------------------------------------------------------------------------------------------------------------------
     Total property and equipment, net                                                                        5,077           4,253

Deferred income taxes                                                                                           879             893
Other assets                                                                                                    733             806
Net assets of discontinued operations                                                                            --           7,231
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                                $33,130         $37,312
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities
  Short-term borrowings                                                                                     $ 5,349         $ 6,190
  Current portion of long-term debt and capitalized lease obligations                                         1,730           1,141
  Accounts payable and other liabilities                                                                      6,133           5,307
  Unearned revenues                                                                                             887             795
  Other taxes                                                                                                   508             480
------------------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                                  14,607          13,913
Long-term debt and capitalized lease obligations                                                             10,044           8,844
Postretirement benefits                                                                                       2,825           2,810
Minority interest and other liabilities                                                                       1,269             944
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                            28,745          26,511
------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY
Preferred shares ($1 par value, 50 shares authorized)
8.88% Preferred Shares, First Series (3.25 shares issued and outstanding)                                      325              325
Series A Mandatorily Exchangeable Preferred Shares (7.1875 shares issued and outstanding
 as of Dec. 31, 1994)                                                                                          --             1,236
Common shares ($.75 par value, 1,000 shares authorized, 390.5 and 351.7 shares outstanding)                    322              294
Capital in excess of par value                                                                               3,634            2,385
Retained income                                                                                              2,444            8,918
Treasury stock--at cost                                                                                     (1,634)          (1,690)
Minimum pension liability                                                                                     (285)             --
Deferred ESOP expense                                                                                         (253)            (558)
Unrealized net capital gains                                                                                   --                32
Cumulative translation adjustments                                                                            (168)            (141)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                                   4,385           10,801
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                 $33,130          $37,312
------------------------------------------------------------------------------------------------------------------------------------
See accompanying notes.


SEARS, ROEBUCK AND CO.
ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

     The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.
     The retail customer receivables portfolio of $20.11 billion of owned receivable balances excludes $5.08 billion of receivables sold through securitizations. Domestic and international accounts represent $18.92 billion and $1.19 billion of the owned portfolio, respectively. The portfolio is geographically diversified in the U.S., Canada and Mexico. The Company extends and monitors retail consumer credit based on an extensive use of proprietary and commercially available credit histories and scoring models. The Company promptly recognizes uncollectible accounts and emphasizes the maintenance of an adequate loss allowance, which is assessed using multiple modeling approaches based on the portfolio risk characteristics. Domestic accounts are written off at 210 days delinquent or within 60 days of receipt of a bankruptcy notice.
     Merchandising inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $711 million higher if valued on the first-in, first-out or FIFO method at Dec. 30, 1995. Inventories on a FIFO basis totaled $4.74 billion at Dec. 30, 1995 and Dec. 31, 1994.

                             [1995 ASSETS CHART]

CAPITAL RESOURCES

Total net funding for the Company at Dec. 30, 1995 was $22.06 billion compared with $20.53 billion at Dec. 31, 1994, and was used primarily to fund retail customer receivables. Net funding includes debt reflected on the balance sheet and investor certificates related to retail customer receivables sold through securitizations. Funding related to customer receivables grew during the year, as gross customer receivables increased, reflecting the continuing strength of the Sears Card business. The Company's debt-to-equity ratio was 3.9 at Dec. 30, 1995.

                   [FUNDING SOURCES AT YEAR-END 1995 CHART]

FUNDING SOURCES AT YEAR-END 1995


     During 1994, the Company eliminated debt of $845 million through the transfer of Sears Tower and all related assets and liabilities to a third party as trustee of a trust. Debt was reduced by $2.41 billion as a result of the classification of Allstate and Homart as discontinued operations.
     The Company accesses a variety of capital markets to preserve flexibility and diversify its funding sources. The broad access to capital markets also allows the Company to effectively manage liquidity and repricing risk. Liquidity risk is the measure of the Company's ability to fund maturities and provide for the operating needs of its businesses. Repricing risk is the impact on net income due to changes in interest rates. The Company's cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. To aid in the management of repricing risk, the Company uses off-balance sheet instruments, such as interest rate swaps and caps. The Company has policies that centrally govern the use of off-balance sheet instruments.


SEARS, ROEBUCK AND CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------
millions                                                                                1995            1994            1993
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                           $ 1,801         $ 1,454         $ 2,374
Adjustments to reconcile net income to net cash provided by
 (used in) operating activities
  Depreciation, amortization and other noncash items                                     631             601             645
  Extraordinary (gain) loss related to early extinguishment of debt                       --            (319)            107
  Provision for uncollectible accounts                                                   826             698             821
  Gain on sales of property and investments                                              (35)            (22)            (73)
  Change in:
   Deferred income taxes                                                                  37             359             341
   Retail customer receivables                                                        (2,807)         (3,199)         (2,868)
   Merchandise inventories                                                                (7)           (594)            514
   Other operating assets                                                               (145)            638            (111)
   Other operating liabilities                                                           837            (148)           (865)
  Discontinued operations                                                               (776)           (402)         (1,960)
----------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                 362            (934)         (1,075)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investments                                                        --              --             364
Proceeds from sales of property and equipment                                             41              26              10
Purchases of property and equipment                                                   (1,183)           (954)           (562)
Discontinued operations--net                                                             483             233           1,289
----------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                (659)           (695)          1,101
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                           2,588           2,798             707
Repayments of long-term debt                                                          (1,124)         (2,717)         (1,537)
Increase (decrease) in short-term borrowings, primarily 90 days or less                 (637)          1,617             980
Repayments of ESOP note receivable                                                        44              69              15
Common shares issued for employee stock plans                                             97              45             193
Dividends paid to shareholders                                                          (607)           (698)           (727)
----------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                 361           1,114            (369)
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND INVESTED CASH                                 (6)             (3)             (1)
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND INVESTED CASH                                         58            (518)           (344)
----------------------------------------------------------------------------------------------------------------------------
CASH AND INVESTED CASH AT BEGINNING OF YEAR                                              548           1,066           1,410
----------------------------------------------------------------------------------------------------------------------------
CASH AND INVESTED CASH AT END OF YEAR                                                $   606         $   548        $  1,066
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.



                                                                              24
SEARS, ROEBUCK AND CO.

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION (Continued)

        The current debt ratings of the Company appear in the table below. The Company believes that its debt ratings continue to afford cost-effective access to the capital markets.

--------------------------------------------------------------------------------------
                                   Moody's                    Duff &         Fitch
                                   Investors                  Phelps         Investors
                                   Services,     Standard     Credit         Service
                                   Inc.          & Poor's     Rating Co.     Inc.
---------------------------------------------------------------------------------------
Unsecured long-term debt           A2             BBB              A            A
Unsecured commercial paper         P-1            A-2             D-1          F-1
Term securitization                Aaa            AAA             AAA          AAA
Asset-backed commercial paper      P-1            A-1+             NR           NR
---------------------------------------------------------------------------------------
NR--Not rated.


        On January 5, 1996, Standard & Poor's placed the unsecured long-term debt rating of the Company under review with positive implications.

        The Company utilizes Sears Roebuck Acceptance Corp. ("SRAC"), a wholly-owned subsidiary, to issue long-term underwritten debt, to maintain a continuously offered medium-term note program, to issue intermediate-term notes and to issue commercial paper. SRAC issued term debt securities totaling $1.93 billion in 1995. SRAC commercial paper outstandings were $4.45 billion and $4.91 billion at Dec. 30, 1995 and Dec. 31, 1994, respectively. SRAC commercial paper is supported by a $4.68 billion syndicated credit facility which expires in 2000 and by a $1.0 billion, 364-day, syndicated credit facility.

        The Company also issues commercial paper secured by retail customer receivables through the Sears Credit Corp. ("SCC") entities. The commercial paper issued by SCC is collateralized by Sears Card receivables and allows for the cost-effective management of the Company's term securitization issues. SCC commercial paper outstandings were $1.00 billion and $1.75 billion at Dec. 30, 1995 and Dec. 31, 1994, respectively. SCC commercial paper is supported by syndicated credit facilities of $1.04 billion.

        In 1995, the Company and SRAC issued medium-term notes in an on-going program to average interest rates on a portion of its term senior unsecured financings. Variable-rate notes totaling $292 million were issued in 1995 at an average maturity of 2.3 years. Fixed-rate issuances in 1995 totaled $1.64 billion with a weighted average coupon of 6.5% and an average term of 3.9 years. During 1995, SRAC issued $500 million of discrete senior debt with a weighted average coupon of 6.63% and an average term of 7.5 years.

        The Company securitizes credit card receivables to access intermediate-term investors in a cost-effective manner. These securities are rated in the highest category by the national rating agencies. The Company issued $2.39 billion of domestic, fixed-rate term securitizations in 1995 at an average coupon of 7.03%. As of Dec. 30, 1995, there were $6.91 billion of domestic investor certificates outstanding, which were backed by $4.55 billion of sold domestic retail customer receivables and $2.36 billion of other investments.

        On Mar. 20, 1995, the Company exchanged all of its 28.8 million Series A Mandatorily Exchangeable Preferred Shares ("PERCS") for 35.7 million common shares of the Company. The exchange did not dilute earnings per share as the PERCS were reflected in the Company's earnings per share calculation in prior years.

CAPITAL SPENDING

The Company is currently in the middle of a five-year,  $4 billion capital expenditure program which is focused on renovating and updating the department stores. In addition, the Company plans to grow its off-the-mall businesses. The capital expended for property and equipment during the past three years has been used as follows:
--------------------------------------------------------------------------------
millions                                                 1995   1994   1993
--------------------------------------------------------------------------------

Department stores, primarily remodel and expansion
efforts                                                $  868   $673   $306
Off-the-mall stores                                       111    106     82
Other - distribution centers/support functions            204    175    174
---------------------------------------------------------------------------------
Total capital expenditures                             $1,183   $954   $562
---------------------------------------------------------------------------------

        The Company plans capital expenditures of $1.40 billion for 1996, which includes remodeling and expansion of approximately 100 existing stores, and opening of 10 to 20 new department stores, 65 to 75 Sears Hardware stores, 10 to 15 HomeLife stores and 100 to 115 automotive stores. The Company may also pursue selective strategic acquisitions as a means of growth.

OPERATING, INVESTING AND FINANCING ACTIVITIES
Cash flows from operating activities consist primarily of net income adjusted for certain noncash expense items including depreciation, the provision for uncollectible accounts, changes in receivables, inventories and deferred taxes.

        Cash provided by operating activities in 1995 improved $1.30 billion as compared with 1994. The change was due to higher income from continuing operations, lower levels of inventory growth, lower increases in owned domestic customer receivables and a larger increase in other operating liabilities as compared to 1994. These changes were partially offset by an increase in other operating assets as compared to 1994. The lower levels of inventory growth in 1995 reflect the Company's continued emphasis on inventory management and control. The lower increase in owned customer receivables reflects higher levels of securitized receivables partially offset by higher levels of gross domestic customer receivables. The cash generated by other operating liabilities is due primarily to lower levels of restructuring payments and a general increase in other operating liabilities in 1995 as compared to 1994. The increase in other operating assets reflects a change in other receivables related to the Company's securitization program which occurred in 1994.


                                                                              25


SEARS, ROEBUCK AND CO.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


-----------------------------------------------------------------------------------------------------------------------------------
                                                                1995        1994        1993            1995        1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    dollars in millions                      shares in thousands
8.88% PREFERRED SHARES, FIRST SERIES
Balance, beginning of year                                   $   325    $     325   $    325           3,250       3,250      3,250
Issued during year                                                --           --         --              --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $   325    $     325   $    325           3,250       3,250      3,250
-----------------------------------------------------------------------------------------------------------------------------------
SERIES A MANDATORILY EXCHANGEABLE
  PREFERRED SHARES (PERCS)
Balance, beginning of year                                   $ 1,236    $   1,236   $  1,236           7,188       7,188      7,188
Issued during year                                                --           --         --              --          --         --
Exchanged to common shares during year                        (1,236)          --         --           (7,188)        --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $    --    $   1,236   $  1,236              --       7,188      7,188
-----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                   $   294    $     294   $    291         392,310     391,752    387,514
Conversion of PERCS                                               27           --        --           35,673          --         --
Stock options exercised and other changes                          1           --          3           1,700         558      4,238
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $   322    $     294   $    294         429,683     392,310    391,752
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                     2,385        2,354      2,195
Stock options exercised and other changes                         40           31        159
Conversion of PERCS                                            1,209           --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           3,634        2,385      2,354
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED INCOME
Balance, beginning of year                                     8,918        8,163      8,772
Net income                                                     1,801        1,454      2,374
Preferred share dividends                                        (53)        (137)      (137)
Common share dividends ($1.26, $1.60 and $1.60 per share)       (475)        (562)      (558)
Distribution of The Allstate Corporation shares               (7,747)          --         --
Distribution of Dean Witter, Discover & Co. shares                --           --     (2,288)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           2,444        8,918      8,163
-----------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK-AT COST
Balance, beginning of year                                    (1,690)      (1,704)    (1,734)         (40,570)    (40,904)  (41,670)
Reissued under compensation plans                                 56           14         30            1,375         334       766
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                          (1,634)      (1,690)    (1,704)         (39,195)    (40,570)  (40,904)
-----------------------------------------------------------------------------------------------------------------------------------
MINIMUM PENSION LIABILITY
Balance, beginning of year                                        --           --         --
Minimum liability adjustment during year                        (285)          --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            (285)          --         --
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED ESOP EXPENSE
Balance, beginning of year                                      (558)        (614)      (700)
Reductions                                                       305           56         86
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            (253)        (558)      (614)
-----------------------------------------------------------------------------------------------------------------------------------
UNREALIZED NET CAPITAL GAINS
Balance, beginning of year                                        32        1,674        428
Net increase (decrease)                                        1,176       (1,642)     1,246
Distribution of The Allstate Corporation shares               (1,208)          --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                              --           32      1,674
-----------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENTS
Balance, beginning of year                                      (141)         (64)       (40)
Net unrealized loss during year                                   (7)         (77)       (24)
Distribution of The Allstate Corporation shares                  (20)          --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            (168)        (141)       (64)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY
  AND SHARES OUTSTANDING                                     $ 4,060    $   9,240    $10,103          390,488     351,740    350,848
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                   $ 4,385    $  10,801    $11,664
-----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes.



                                                                              26
SEARS, ROEBUCK AND CO.
ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION (Continued)



     Cash used in operations in 1994 decreased $141 million compared with 1993. The change was due to higher income from continuing operations, a decrease in other operating assets and a smaller decrease in other operating liabilities compared to 1993. These changes were partially offset by an increase in merchandise inventories, a larger increase in owned retail customer receivables compared with 1993 and a lower provision for uncollectible accounts. The decrease in other operating assets was primarily due to changes in receivables related to the Company's securitization program. The increase in owned retail customer receivables was due to higher gross retail customer receivables partially offset by lower securitized receivables. Merchandise inventories increased as a result of expansion of selling space in the department stores and the growth of the off-the-mall stores.

        Net cash used in investing activities decreased in 1995 due to higher cash realized from discontinued operations partially offset by increased levels of capital expenditures from the department store remodel program. The cash realized from discontinued operations in 1995 relates primarily to the proceeds from the sale of Homart. Net cash used in investing activities in 1994 increased over 1993, reflecting a lower level of cash provided by discontinued operations and higher store remodeling capital expenditures.

        The decline in cash provided by financing activities in 1995 was primarily due to an increase in securitization levels to finance retail customer receivable growth over 1994 levels.

        Net cash provided by financing activities in 1994 was primarily due to increases in short-term borrowings supporting higher owned retail customer receivable balances, resulting from the decrease in receivables sold through securitizations.

        The Company paid cash dividends of $1.43 per common share in 1995, the 60th consecutive year of payout. Since the Allstate spin-off, the Company's quarterly cash dividend has been $0.23 per common share. The payment of future common dividends is dependent upon the Company's earnings and investment opportunities.




                                                                              27

SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Sears, Roebuck and Co. ("the Company") and all significant domestic and international companies in which the Company has more than a 50% equity ownership. Investments in companies in which the Company has a 20% to 50% ownership are accounted for using the equity method. The Allstate Corporation ("Allstate"), Homart Development Co. and affiliated entities ("Homart"), Dean Witter, Discover & Co. ("Dean Witter") and Coldwell Banker and affiliated entities ("Coldwell Banker") are presented as discontinued operations.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        Although not a part of the financial statements, included with the consolidated statements is a five-year summary of consolidated financial data.

        Certain reclassifications have been made in the 1994 and 1993 financial statements to conform to current accounting classifications.

FISCAL YEAR
In 1994, the Company changed its fiscal year to end on the last Saturday in December. Fiscal year 1995 ended on December 30, while fiscal years 1994 and 1993 ended on December 31.

MERCHANDISE SALES AND SERVICES
Revenues from merchandise sales and services are net of returns and allowances and exclude sales tax. Included in merchandise sales and services are gross revenues from licensed departments of $1.10, $1.07 and $1.03 billion for 1995, 1994 and 1993, respectively.

MAINTENANCE AGREEMENTS
The Company sells extended service contracts with terms of coverage between 12 and 36 months. Revenue and incremental direct acquisition costs from the sale of these contracts are deferred and amortized on a straight-line basis over the lives of the contracts. Costs related to servicing the contracts are expensed as incurred.

STORE PRE-OPENING EXPENSES
Costs associated with the opening of new stores are expensed in the year incurred.

EARNINGS PER COMMON SHARE
Earnings per common share is computed based on the weighted average number of common and common equivalent shares (dilutive stock options) outstanding and after adjustment for dividends of $29 million in 1995, 1994 and 1993 on the 8.88% Preferred Shares. The Series A Mandatorily Exchangeable Preferred Shares ("PERCS") were exchanged for common shares on Mar. 20, 1995.

CASH AND INVESTED CASH
Cash and invested cash includes all highly liquid investments with maturities of three months or less.

RETAIL CUSTOMER RECEIVABLES
Retail customer receivables at Dec. 30, 1995 include approximately $9.9 billion of domestic accounts and $406 million of Canadian accounts which will not become due within one year. These receivables are expected to earn finance charge revenue at annual percentage rates ranging from 10.3% to 21.0% for domestic accounts and 28.8% for Canadian accounts.

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

MERCHANDISE INVENTORIES
Merchandise inventories of domestic operations are valued at the lower of cost (primarily using the last-in, first-out or LIFO method) or market using the retail method. To estimate the effects of inflation in inventories, the Company utilizes internally developed price indices.

        The LIFO adjustment to cost of sales was a charge of $19 million in 1995, compared with a credit of $34 million in 1994 and a charge of $5 million in 1993. Partial liquidation of merchandise inventories valued under the LIFO method in all three years resulted in credits of $15, $3 and $74 million in 1995, 1994 and 1993, respectively. If the first-in, first-out (FIFO) method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $711 and $692 million higher at Dec. 30, 1995 and Dec. 31, 1994, respectively.

        Merchandise inventories of international operations, Western Auto and Puerto Rico, which represent approximately 18% of merchandise inventories, are recorded based on the FIFO method.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 5 to 10 years for equipment and 40 to 50 years for real property. Accumulated depreciation was $3.78 and $4.17 billion at Dec. 30, 1995 and Dec. 31, 1994, respectively.

INCOME TAXES
The consolidated federal income tax return of Sears, Roebuck and Co. includes results of the domestic operations of both the continuing businesses and discontinued operations. Tax liabilities and benefits are allocated as generated by the respective businesses, whether or not such benefits would be currently available on a separate return basis.



                                                                              28
SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company utilizes various off-balance sheet financial instruments to manage the interest rate and foreign currency risk associated with its borrowings. The counterparties to these instruments are major financial institutions with credit ratings primarily of AA.

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

2. DISCOUNTINUED OPERATIONS
Income from discontinued operations was as follows:

----------------------------------------------------------------------------
millions                                                1995    1994    1993
----------------------------------------------------------------------------
Operating income, net of income tax
  expense (benefit) of $249, $(256) and $240            $776    $402  $1,389
Gain from Allstate's initial public offering              --      --     635
Loss on disposal, including income tax expense of $22     --      --     (64)
----------------------------------------------------------------------------
Total                                                   $776    $402  $1,960
----------------------------------------------------------------------------

        On Nov. 10, 1994, the Company announced its intention to distribute in a tax-free dividend to the Company's common shareholders its 80% ownership interest in The Allstate Corporation. The distribution was approved by shareholders at a special meeting on March 31, 1995. On June 20, 1995, the Company's Board of Directors approved the distribution to Sears shareholders in a tax-free dividend. Sears shareholders of record on June 30, 1995 received, effective June 30, 1995, .93 shares of The Allstate Corporation for each Sears common share owned. This transaction resulted in a noncash dividend to Sears shareholders totaling $8.98 billion.

        In July 1995, the Company completed the sale of Homart's commercial office building portfolio to an operating partnership composed of the Morgan Stanley Real Estate Fund II, L.P. and Hines Interests Limited Partnership. In December 1995, the Company completed the sale of the retail shopping center and community development businesses of Homart to a wholly-owned subsidiary of General Growth Properties, Inc. No gain or loss to the Company resulted from these transactions.

        In March 1993, Dean Witter completed an initial public offering of 20% of its common stock. The Company did not recognize a gain on this transaction. On June 18, 1993, the Company's Board of Directors approved a tax-free spin-off of Dean Witter to the Company's common shareholders. Sears common shareholders of record on June 28, 1993 received, effective June 30, 1993, .39 shares of Dean Witter for each Sears common share owned. This transaction resulted in a noncash dividend to Sears common shareholders totaling $2.29 billion.

        In May 1993, the Company entered into separate agreements to sell the Coldwell Banker residential business and the mortgage banking operations. A $64 million after-tax loss was recorded in the second quarter of 1993 primarily due to adverse income tax effects related to the sale of Sears Savings Bank (an affiliate of Coldwell Banker). These sales were completed in the fourth quarter of 1993.

        The operating results of the discontinued operations are summarized below:

---------------------------------------------------------------------------
millions                                           1995      1994      1993
---------------------------------------------------------------------------
Allstate
    Revenues                                    $11,244   $21,464   $20,946
    Income                                          776       388     1,160
Homart
    Revenues                                    $   256   $   266   $   234
    Income (loss)                                    --        14       (11)
Dean Witter
    Revenues                                    $    --   $    --   $ 2,832
    Income                                           --        --       248
Coldwell Banker
    Revenues                                    $    --   $    --   $ 1,204
    Income (loss)                               $    --   $    --        (8)
---------------------------------------------------------------------------

3. RESTRUCTURING
Included in domestic operations selling and administrative expenses in 1995 was a $51 million pretax restructuring charge associated with the Company's organizational realignment.This initiative better aligns the Company's structure with its growth strategy, particularly the creation of separate tire and auto parts units and the consolidation of certain distribution facilities. Beginning in 1997, resulting after-tax savings from the restructuring will be an estimated $30 to $35 million annually.

      In 1995, the Company also reversed $62 million of pretax reserves related to the $2.65 billion domestic merchandising restructuring announced in 1993. The reserves which were released are no longer needed due to the settlement of obligations and the adjustment of the carrying values of certain properties to be disposed of in connection with that restructuring. The remaining reserve balance for that restructuring is not material.



                                                                              29
SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. INCOME TAXES

Income before income taxes was as follows:

--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Domestic                                      $1,727  $1,411   $ 905
Foreign                                            1      60      49
--------------------------------------------------------------------
Total                                         $1,728  $1,471   $ 954
--------------------------------------------------------------------

        Federal, state and foreign taxes were as follows:

--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Federal income tax
    Current                                   $  571  $  324  $  (35)
    Deferred                                      31     171     295
State income tax
    Current                                       93      45      (5)
    Deferred                                      10      38      57
Foreign income tax
    Current                                       23      51       8
    Deferred                                     (25)    (15)      9
--------------------------------------------------------------------
Income tax provision                          $  703  $  614  $  329
--------------------------------------------------------------------

        A reconciliation of the statutory federal income tax rate to the effective rate was as follows:


--------------------------------------------------------------------
                                                1995    1994    1993
--------------------------------------------------------------------

Statutory federal income tax rate               35.0%   35.0%   35.0%
State income taxes, net of federal income taxes  3.9     3.8     3.6
Deferred income taxes adjustment for rate change  --      --    (6.0)
Other                                            1.8     2.9     1.9
--------------------------------------------------------------------
Effective income tax rate                       40.7%   41.7%   34.5%
--------------------------------------------------------------------

        Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consisted of:


--------------------------------------------------------------------
Assets/(Liabilities) in millions                        1995    1994
--------------------------------------------------------------------
Unearned maintenance income                           $  430  $  294
Allowance for uncollectible accounts                     377     362
Alternative minimum tax credit                            --      57
Workers' compensation reserve                             71      62
Public liability claims reserve                           79      60
Postretirement benefit liability                       1,161   1,146
Minimum pension liability                                183      --
Other deferred tax assets                                680     662
Property and equipment                                  (548)   (402)
Prepaid pension                                         (187)   (159)
LIFO                                                    (125)   (169)
Other deferred tax liabilities                          (350)   (308)
--------------------------------------------------------------------
Total                                                 $1,771  $1,605
--------------------------------------------------------------------


        U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates which the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $241 million at Dec. 30, 1995. If these earnings were to be remitted, taxes of $64 million would be due.

        Income taxes of $616, $470 and $(171) million were paid (refunded) in 1995, 1994 and 1993, respectively.

5. BENEFIT PLANS

Expenses for retirement and savings-related benefit plans were as follows:


--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Savings and Profit Sharing Fund of Sears
  Employees
    Defined contribution                        $ 61    $ 61    $ 64
    Additional ESOP benefit                      (19)     (4)    (23)
Pension plans                                     38     (61)    (45)
Retiree insurance benefits                       185     232     249
Other plans                                       10       8      18
--------------------------------------------------------------------
Total                                           $275    $236    $263
--------------------------------------------------------------------

PROFIT SHARING FUND

Most domestic employees are eligible to become members of The Savings and Profit Sharing Fund of Sears Employees ("the Fund"). The Company contribution is based on 6% of consolidated income, as defined, for the participating companies. Company contributions are limited to 70% of eligible employee contributions.

        The Fund includes an Employee Stock Ownership Plan ("the ESOP") to prefund a portion of the Company's anticipated contribution through 2004. The Company loaned the ESOP $800 million which it used to purchase 25.9 million of Sears common shares. The loan is repaid with dividends on ESOP shares and Company contributions.



                                                                              30


SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     In conjunction with the Allstate spin-off, The Savings and Profit Sharing Fund of Sears Employees, which includes the ESOP, was split into two separate plans, a plan for employees of the Company and its affiliates other than Allstate and a plan for Allstate employees. The ESOP was split with 50% of the unallocated shares in the ESOP and 50% of the ESOP debt transferred to the Allstate plan. In connection with this transfer, Allstate purchased from the Company 50% of the Company's remaining loan to the ESOP at a purchase price of $327 million.

     The additional ESOP benefit included in the benefit plan expense table was computed as follows:

--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Interest expense recognized by ESOP             $ 45    $ 64    $ 71
Less dividends accrued on ESOP shares            (31)    (43)    (40)
Cost of shares allocated to employees and
  plan expenses                                   28      56      71
--------------------------------------------------------------------
                                                  42      77     102
--------------------------------------------------------------------
ESOP expense attributable to discontinued
  operations                                      --     (24)    (63)
Reduction of defined contribution due to ESOP    (61)    (57)    (62)
--------------------------------------------------------------------
Additional ESOP benefit                         $(19)   $ (4)   $(23)
--------------------------------------------------------------------

     The Company contributed $62, $91 and $45 million to the ESOP in 1995, 1994 and 1993, respectively. At Dec. 30, 1995, total committed to be released, allocated and unallocated ESOP shares were 1.7, 7.6 and 16.6 million, respectively.

PENSION PLANS
Substantially all domestic full-time and certain part-time employees are eligible to participate in noncontributory defined benefit plans after meeting age and service requirements. Substantially all Canadian employees are eligible to participate in contributory defined benefit plans. Pension benefits are based on length of service, compensation, and in certain plans, Social Security or other benefits. Funding for the various plans is determined using various actuarial cost methods, and amounted to $76, $81 and $12 million for 1995, 1994 and 1993, respectively.

        Pension expense (benefit) was comprised of the following:

--------------------------------------------------------------------
millions                                        1995    1994    1993
--------------------------------------------------------------------
Benefits earned during the period               $ 68    $ 81    $ 74
Interest on projected benefit obligation         181     196     225
Actual return on plan assets                    (383)     12    (514)
Net amortization and deferral                    172    (350)    170
--------------------------------------------------------------------
Pension expense (benefit)                       $ 38    $(61)   $(45)
--------------------------------------------------------------------


     The Company uses October 31 as the measurement date for purposes of determining pension plan assets and obligations. The weighted average discount rate and rate of increase in compensation used in determining the actuarial present value of the projected benefit obligations were 7.75% and 3.75% in 1995, 9.0% and 4.0% in 1994 and 7.5% and 3.75% in 1993. The expected long-term rate of return on plan assets used in determining net periodic pension cost was 9.5% in 1995, 1994 and 1993.

     The plans' funded status was as follows:

--------------------------------------------------------------------------
                                      1995                    1994
--------------------------------------------------------------------------
                                Assets    Accumu-       Assets    Accumu-
                                exceed    lated         exceed    lated
                                accumu-   benefits      accumu-   benefits
                                lated     exceed        lated     exceed
millions                        benefits  assets        benefits  assets
--------------------------------------------------------------------------
Actuarial present value of
  benefit obligations
  Vested benefit
    obligation                     $419     $1,743        $1,718      $ 71
--------------------------------------------------------------------------
Accumulated benefit
  obligation                       $420     $1,975        $1,842      $ 72
--------------------------------------------------------------------------
Projected benefit obligation
  (PBO)                            $469     $2,241        $2,027      $ 77
Plan assets at fair value,
  primarily publicly traded
  stocks and bonds                  635      1,626         2,070         6
--------------------------------------------------------------------------
PBO less than (in excess of)
  plan assets                       166       (615)           43       (71)
Unrecognized net loss                30        734           329        12
Unrecognized prior service
  cost                               --         54            58        --
Unrecognized transitional
  asset                             (25)        --           (64)       --
Adjustment required to
  recognize minimum liability        --       (522)           --       (13)
--------------------------------------------------------------------------
Prepaid (accrued) pension
  cost in the Balance Sheet at
  year end                         $171     $ (349)       $  366      $(72)
--------------------------------------------------------------------------

     The provisions of Statement of Financial Accounting Standards ("SFAS") No. 87 "Employers' Accounting For Pensions" require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. In 1995, the Company recorded a $522 million minimum liability adjustment. The Company also recognized an intangible asset of $54 million, which is an amount equal to the unrecognized prior service cost. The minimum liability in excess of prior service cost was recorded, net of tax, as a $285 million reduction to shareholders' equity.


                                                                              31



SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


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

        The Company shares the cost of the retiree medical benefits with retirees based on years of service. Through 1995, the Company's share is subject to a 5% limit on annual medical inflation after retirement. Beginning in 1996, the Company's share of these costs will be capped at 1995 levels for employees who retired before 1996. For employees who retire after 1995, the Company's share of these benefit costs will be capped based on the Company contribution calculated during the first year of retirement. The effect of this plan change will be to reduce postretirement benefit expense in subsequent years commencing in 1996. The Company's postretirement benefit plans are not funded. The Company has the right to modify or terminate these plans.

        Postretirement benefit expense was comprised of the following:

----------------------------------------------------------------
millions                                  1995     1994     1993
----------------------------------------------------------------
Benefits earned during the period         $ 24     $ 35     $ 30
Interest on accumulated postretirement
  benefit obligation                       188      197      219
Net amortization and deferral              (27)      --       --
----------------------------------------------------------------
Postretirement benefit expense            $185     $232     $249
----------------------------------------------------------------

        The plans' funded status was as follows:

----------------------------------------------------------------
millions                                          1995      1994
----------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                      $1,646    $2,097
  Fully eligible active plan participants          114       151
  Other active plan participants                   161       258
----------------------------------------------------------------
Accumulated postretirement benefit obligation    1,921     2,506
  Unrecognized gain                                301       304
  Unrecognized prior service cost                  603        --
----------------------------------------------------------------
Accrued postretirement benefit cost in the
  Balance Sheet at year end                     $2,825    $2,810
----------------------------------------------------------------

        The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1995 and 9.0% in 1994.

        The weighted average health care cost trend rate used in measuring the postretirement benefit expense was 11.5% in 1996, gradually declining to 6.0% in 2007 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by $41 million and would increase the annual postretirement benefit expense by $7 million.


6. BORROWINGS

Short-term borrowings consisted of:


----------------------------------------------------------------
millions                                          1995      1994
----------------------------------------------------------------
Commercial paper                                $4,961    $5,919
Bank loans                                         101        98
Agreements with bank trust departments             137        87
Other loans (principally foreign)                  150        86
----------------------------------------------------------------
Total short-term borrowings                     $5,349    $6,190
Weighted average interest rate at year end         7.2%      6.1%
Weighted average interest rate at year end,
  including effects of swaps and caps              7.8%      6.5%
----------------------------------------------------------------

        At Dec. 30, 1995, the Company had credit agreements totaling $6.82 billion. SRAC's credit facilities totaled $5.68 billion, including $4.68 billion in syndicated credit agreements and $1.0 billion in a 364-day syndicated credit facility. The Sears Credit Corp. entities, in support of asset-backed commercial paper, had $1.04 billion in credit lines. Sears Canada had credit agreements totaling $97 million. These syndicated and uniform credit agreements provide for loans at prevailing interest rates and mature at various dates through June 2000. The Company pays commitment fees in connection with these credit agreements.

        The Company had interest rate swap agreements which established fixed rates on $1.39 billion and $752 million of short-term variable rate debt at Dec. 30, 1995 and Dec. 31, 1994, resulting in weighted average interest rates of 8.1% and 9.1%, respectively. The weighted average maturity of agreements in effect on Dec. 30, 1995 was approximately eight years. Due to interest rate caps, the Company had maximum weighted average interest rates of 9.0% on $200 million of debt at Dec. 30, 1995 and 9.0% on $450 million of debt at Dec. 31, 1994. The maturity of cap agreements in effect on Dec. 30, 1995 is approximately two years.

                                                                              32
SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


Long-term debt was as follows:


millions
------------------------------------------------------------------------------------
ISSUE                                                  1995                1994
------------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.
       6.25% to 9.5% Notes, due 1996 to 2004      $  1,950           $   1,950
       8.2% Extendable Notes, due 1999                  31                  31
       6% Debentures, $300 million face value,
         due 2000, effective rate 14.8%                218                 205
       9.375% Debentures, due 2011                     300                 300
       4.85% to 10.0% Medium-Term Notes,
         due through 2021                            3,737               3,963
       Capitalized lease obligations                   127                  40
SEARS ROEBUCK ACCEPTANCE CORP.
       5.83% to 6.51% Term Loans, due 1996 to 2000     895                 845
       6.50% and 6.75% Notes, due 2000 to 2005         499                  --
       5.60% to 6.74% Medium-Term Notes,
         due 1997 to 2005                            1,383                  --
SEARS DC CORP.
       7.57% to 9.26% Medium-Term Notes,
         due through 2012                            1,229               1,521
SEARS DEVELOPMENT CO.
       12.50% Note due 1999                             43                  --
       Sears Overseas Finance N.V. (guaranteed by
       Sears, Roebuck and Co.)
       Zero Coupon Bonds, $500 million face value,
         due 1998, effective rate 12.0%                376                 336
SEARS CANADA INC.
       8 1/4% to 11.70% Debentures, due 1997 to 2000   348                 328
       Notes, mortgages, bonds and capitalized leases  139                 138
SEARS CANADA RECEIVABLES TRUST
       5.65% to 9.18% Receivables Trusts,
         due 1997 to 2004                              325                 302
SEARS ACCEPTANCE CO. LTD.
       15 1/8% Secured Debentures, due 1996             49                  59
SEARS ROEBUCK DE MEXICO, S.A. DE C.V.
       16% Bank Notes, due 1996                         78                 120
       Notes payable to banks                           --                  21
OTHER SUBSIDIARIES
       Notes, mortgage and capitalized leases           47                  41
       Long-term debt attributed to discontinued
         operations, 7.0% weighted average rate         --                (215)
------------------------------------------------------------------------------------
                                                    11,774               9,985

Less current maturities                              1,730               1,141
Total long-term debt                              $ 10,044           $   8,844
------------------------------------------------------------------------------------

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

     During the second quarter of 1993, the Company recorded an extraordinary loss of $145 million after taxes ($234 million pretax) related primarily to payments to terminate interest rate swaps associated with retired commercial paper that was allocated to the funding of discontinued operations.
     In the third quarter of 1993, the Company recorded an extraordinary loss of $66 million after taxes ($107 million pretax) related to the call of 7% deep-discount debentures due to mature Nov. 15, 2001.
     As of Dec. 30, 1995, long-term debt maturities for the next five years were as follows:


-----------------------------------------------------------------------------------------
                                                  millions
-----------------------------------------------------------------------------------------
1996                                               $1,730
1997                                                2,565
1998                                                2,296
1999                                                1,265
2000                                                1,822
-----------------------------------------------------------------------------------------

        The Company's continuing operations paid interest of $1.3, $1.2 and $1.2 billion for the years ended Dec. 30, 1995, and Dec. 31, 1994 and 1993, respectively. Interest capitalized was $4, $1 and $3 million for the years ended Dec. 30, 1995 and Dec. 31, 1994 and 1993, respectively.

7. LEASE AND SERVICE AGREEMENTS
The Company leases certain stores, office facilities, computers and automotive equipment.

        Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Certain leases include renewal or purchase options. Operating lease rentals were $357, $341 and $314 million, including contingent rentals of $66, $62 and $53 million, for the years ended Dec. 30, 1995 and Dec. 31, 1994 and 1993, respectively.

        Minimum lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of Dec. 30, 1995, were:

-----------------------------------------------------------------------------------------
                                               Capital        Operating
millions                                        leases         leases
-----------------------------------------------------------------------------------------


1996                                            $  44          $  265
1997                                               43             237
1998                                               43             220
1999                                               42             202
2000                                               40             184
After 2000                                        493             961
----------------------------------------------------------------------------------------
Minimum payments                                  705          $2,069
----------------------------------------------------------------------------------------
Executory costs (principally taxes)                93
Imputed interest                                  354
----------------------------------------------------------------------------------------
Present value of minimum lease payments,
  principally long-term                         $ 258
----------------------------------------------------------------------------------------




                                                                              33
SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company has a minority interest in Advantis, which began operations in December 1992. Advantis provides data and voice networking and information processing services to the Company. Total expenses incurred by the Company for these services during the years ended Dec. 30, 1995 and Dec. 31, 1994 were $270 and $311 million, respectively. The Company has committed to purchase services of at least $315 million for 1996 and $216 million annually through 2004.

8. FINANCIAL INSTRUMENTS
In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving off-balance sheet financial instruments. The fair value estimates of financial instruments presented are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have also not been considered in estimating fair value. As a number of the Company's significant assets (including merchandise inventories, property and equipment, and deferred income taxes) and liabilities are not considered financial instruments, the disclosures below do not reflect the fair value of the Company as a whole.
     For financial instruments which are short-term in nature, such as other receivables, short-term borrowings, accounts payable and other liabilities, carrying value approximates fair value. The fair value of other financial instruments is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1995                   1994
                                                                                         Carrying      Fair     Carrying       Fair
millions                                                                                    Value     Value        Value      Value
------------------------------------------------------------------------------------------------------------------------------------
Retail customer receivables                                                               $20,106   $21,674      $18,201    $19,202
Long-term debt (excluding
  capitalized leases)                                                                      11,461    12,212        9,815      9,851
------------------------------------------------------------------------------------------------------------------------------------

     Retail customer receivables are valued by discounting estimated cash flows. The estimated cash flows reflect the historical cardholder payment experience and are discounted at a risk-adjusted market rate.

Long-term debt is valued based on quoted market prices when available or discounted cash flows, using interest rates currently available to the Company on similar borrowings.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company is a party to off-balance sheet financial instruments to manage interest rate and foreign currency risk. These financial instruments involve, to varying degrees, elements of market, credit, exchange and interest rate risk in excess of amounts recognized in the balance sheet. The Company does not require collateral or other security to support the financial instruments with credit risk, unless noted otherwise.

Debt-related
     The Company had the following off-balance sheet financial instruments related to its outstanding borrowings at Dec. 30, 1995 and Dec. 31, 1994:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   December 30, 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Contract or
                                                                                                 Notional           Fair    Carrying
millions                                                                                           Amount          Value    Value
------------------------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate                                                              $ 805          $ 35        $--
  Pay fixed rate, receive floating rate                                                              1,411          (504)        --
Interest rate cap agreement                                                                            200            --         --
Foreign currency hedge agreements                                                                      110             5         --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   December 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Contract or
                                                                                                 Notional          Fair     Carrying
millions                                                                                           Amount         Value        Value
------------------------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate                                                              $805          $  (37)      $--
  Pay fixed rate, receive floating rate                                                               752            (180)       --
Interest rate cap agreements                                                                          450               2        --
------------------------------------------------------------------------------------------------------------------------------------

     The Company uses interest rate swaps and caps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 6.00% and received a weighted average rate of 6.83% in 1995. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 8.60% and received a weighted average rate of 6.27% in 1995. The fair values of interest rate swaps and caps are based on prices quoted from dealers. If a counterparty fails to meet the terms of a swap or cap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life.

     Maturity dates of the off-balance sheet financial instruments outstanding at Dec. 30, 1995 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Notional amount
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                               Over
millions                                                                                             1 year    2-5 years    5 years
------------------------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements                                                                        $  443      $ 1,206       $567
Interest rate cap agreement                                                                              --          200         --
Foreign currency hedge agreements                                                                       100           10         --

------------------------------------------------------------------------------------------------------------------------------------


                                                                              34
SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


Credit-related
     The Company had outstanding securitized retail customer receivables sold with recourse of $4.55 and $3.95 billion at Dec. 30, 1995 and Dec. 31, 1994, respectively. These receivables represent conditional commitments of the Company to guarantee performance to a third party. A portion of the securitized receivables are collateralized by personal property. The Company's credit risk exposure was contractually limited to $613 million at Dec. 30, 1995. The Company had estimated accrued liabilities associated with this credit exposure included in the balance sheet of $169 and $170 million at Dec. 30, 1995 and Dec. 31, 1994, respectively.

Other
     The Company had a financial guaranty of $81 million at Dec. 30, 1995. This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds issued in connection with the Company's headquarters building for its domestic operations. No amounts were accrued in the balance sheet for any potential loss associated with this guaranty at Dec. 30, 1995 and Dec. 31, 1994.

9. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
The Company grants credit to customers throughout the nation. The five states in which the Company had the largest amount of gross retail customer receivables, including those sold with recourse, were as follows:

---------------------------------------------------------------------
millions                                             1995        1994
---------------------------------------------------------------------
California                                         $2,337      $2,009
Texas                                               1,912       1,717
Florida                                             1,785       1,612
Pennsylvania                                        1,364       1,216
New York                                            1,358       1,186
---------------------------------------------------------------------

10. LEGAL PROCEEDINGS
Various legal and governmental proceedings are pending against the Company, many involving routine litigation incidental to the businesses. Other matters contain allegations which are nonroutine and involve compensatory, punitive or antitrust treble damage claims in very large amounts, as well as other types of relief.

        The consequences of these matters are not presently determinable but, in the opinion of the management of the Company after consulting with legal counsel, the ultimate liability in excess of reserves currently recorded is not expected to have a material effect on the results of operations, financial position, liquidity or capital resources of the Company.

11. SHAREHOLDERS' EQUITY
DIVIDENT PAYMENTS
Certain indentures relating to the long-term debt of Sears, Roebuck and Co., which represent the most restrictive contractual limitation on the payment of dividends, provide that the Company cannot take specified actions, including the declaration of cash dividends, which would cause its consolidated unencumbered assets, as defined, to fall below 150% of its consolidated liabilities, as defined. At Dec. 30, 1995, approximately $1.90 billion could be paid in dividends to shareholders under the most restrictive indentures.

PREFERRED SHARES

The 8.88% Preferred Shares, First Series ("8.88% Preferred Shares") were issued in the form of 13 million depository shares having cumulative dividends of $2.22 annually and a liquidation preference of $25 per depository share, plus accrued and unpaid dividends. On or after Nov. 9, 1996, the Company may, at its option, redeem the 8.88% Preferred Shares, in whole or in part, at any time at a redemption price of $25 per depository share, plus accrued and unpaid dividends to the redemption date.

       In the event that dividends payable on the preferred stock are in arrears for six quarterly periods, holders of such stock together shall have the right to elect two additional directors of the Company until all cumulative dividends have been paid or set apart for payment. Additionally, dividends cannot be paid on the Company's common shares if dividends on the preferred shares are in arrears.

       The Series A Mandatorily Exchangeable Preferred Shares were issued in the form of 28.75 million depository shares having an annual, cumulative dividend of $3.75 per depository share. The Company exchanged the PERCS for common shares on Mar. 20, 1995. Holders of depository shares received 1.24 common shares for each depository share. The total number of common shares delivered upon exchange was 35.7 million.


                                                                              35
SEARS, ROEBUCK AND CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


STOCK OPTION PLANS
Options to purchase common stock of the Company have been granted to employees under various plans at prices equal to the fair market value of the stock on the dates the options were granted. Options are generally exercisable in not more than four equal, annual installments beginning one year after the date of grant, and generally expire in 10 or 12 years.
     Changes in stock options were as follows:

-------------------------------------------------------------------------
thousands of shares                1995             1994             1993
-------------------------------------------------------------------------
Beginning balance                11,523            6,800           11,335
Granted                           3,018            6,351            2,281
Exercised                        (3,121)            (953)          (5,689)
Canceled or expired              (1,319)            (675)          (2,587)
Adjustment due to Allstate
  distribution                    8,620               --               --
Adjustment due to Dean
  Witter distribution                --               --            1,460
--------------------------------------------------------------------------
Ending balance                   18,721           11,523            6,800
--------------------------------------------------------------------------
Reserved for future
  grant at year end              16,795            8,855            2,551
Exercisable                       6,812            3,480            2,894
-------------------------------------------------------------------------
Option prices per share:
  Granted                  $23.36-$53.88   $46.32-$51.19   $34.01- $58.00
  Exercised                 10.14- 53.57    20.09- 39.68    19.90-  47.57
  Canceled or expired       11.57- 53.94    22.91- 48.57    22.91-  57.88
-------------------------------------------------------------------------
Exercise prices of ending
  balance                  $10.14-$39.32   $19.90-$58.00   $19.90- $58.00
-------------------------------------------------------------------------

        In 1995, the number and exercise price of outstanding stock options were adjusted for the dilutive effect of the spin-off of Allstate. Similar adjustments were made in 1993 for the spin-off of Dean Witter.

        In October 1995, SFAS No. 123, "Accounting For Stock-Based Compensation," was issued and is effective for financial statements for fiscal years beginning after December 1995. As permitted by the statement, the Company intends to continue to measure compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees."

12. SUMMARY OF SEGEMENT DATA
In both 1994 and 1993, results included losses from the Corporate segment which included items of a holding company nature such as the portion of administrative costs and interest not allocated to the Company's businesses. Corporate assets are principally investments, real estate and ventures not included in the business segments.

        The Company operates primarily in the retailing industry. The following three-year summary includes a refinement within segments:

-----------------------------------------------------------------------------
millions                                1995(1)           1994           1993
-----------------------------------------------------------------------------
REVENUES
Domestic operations                  $31,558           $29,376        $26,776
International operations               3,367             3,649          3,668
-----------------------------------------------------------------------------
Total                                $34,925           $33,025        $30,444
-----------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
Domestic operations                  $ 1,739           $ 1,484        $ 1,141
International operations                 (11)               46             32
Corporate                                 --               (59)          (219)
-----------------------------------------------------------------------------
Total                                $ 1,728           $ 1,471        $   954
-----------------------------------------------------------------------------
NET INCOME (LOSS)
Domestic operations                  $ 1,055           $   897        $   744
International operations                 (30)               (7)             8
Corporate                                  --              (33)          (127)
Discontinued operations                  776               402          1,960
Extraordinary gain (loss)                 --               195           (211)
-----------------------------------------------------------------------------
Total                                 $ 1,801          $ 1,454        $ 2,374
-----------------------------------------------------------------------------
ASSETS
Domestic operations                   $30,521          $27,035        $24,995
International operations                2,611            2,527          2,691
Corporate                                  --              527          1,974
Intergroup eliminations and
  reclassifications                        (2)              (8)          (450)
Net assets of discontinued
  operations                               --            7,231          8,701
-----------------------------------------------------------------------------
Total                                 $33,130          $37,312        $37,911
-----------------------------------------------------------------------------

(1) Corporate results for 1995 are not significant and have been included in the Domestic operations segment.





                                                                              36
SEARS, ROEBUCK AND CO.

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL DATA

millions, except per common share data           1995           1994           1993           1992           1991
---------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

Revenues                                    $  34,925      $  33,025      $   30,444       $  32,943      $  32,250
Costs and expenses                             31,847         30,292          28,282          31,752         30,481
Restructuring                                      --             --              --           2,782             --
Interest                                        1,373          1,279           1,318           1,389          1,568
Operating income (loss)                         1,705          1,454             844          (2,980)           201
Other income                                       23             17             110             129             85
Income (loss) before income taxes (benefit)     1,728          1,471             954          (2,851)           286
Income taxes (benefit)                            703            614             329          (1,039)           126
Income (loss) from continuing operations        1,025            857             625          (1,812)           160
Income (loss) from discontinued operations        776            402           1,960            (247)         1,119
Extraordinary gain (loss)                          --            195            (211)              --            --
Cumulative effect of accounting changes            --             --              --          (1,873)            --
Net income (loss)                                1,801          1,454          2,374          (3,932)         1,279
FINANCIAL POSITION
Retail customer receivables                 $   20,106      $  18,201      $  15,906        $ 13,878      $  13,537
Property and equipment, net                      5,077          4,253          4,401           4,574          4,898
Merchandise inventories                          4,033          4,044          3,518           4,048          4,459
Net assets of discontinued operations             --            7,231          8,701          10,731         11,038
Total assets                                    33,130         37,312         37,911          39,540         38,636
Short-term borrowings                            5,349          6,190          4,636           4,469          1,775
Long-term debt                                  11,774          9,985         10,790          12,432         16,398
        Total debt                              17,123         16,175         15,426          16,901         18,173
        Percent of debt to equity                  391%           150%           154%            157%           128%
Shareholders' equity                        $    4,385      $  10,801      $  11,664        $ 10,773      $  14,188
SHAREHOLDERS' COMMON STOCK INVESTMENT
Book value per common share (year end)      $    10.30      $   26.91      $   29.58        $  27.89      $   40.29
Shareholders                                   256,624        262,387        291,320         337,892        342,851
Average common shares outstanding (millions)       394            389            383             370            344
Earnings (loss) per common share
        Income (loss) from continuing
         operations                         $     2.53      $    2.13       $   1.56        $  (4.98)   $      0.45
        Income (loss) from discontinued
         operations                               1.97           1.03           5.12           (0.67)          3.26
        Extraordinary gain (loss)                   --           0.50          (0.55)              --            --
        Cumulative effect of accounting changes     --             --             --           (5.07)            --
        Net income (loss)                         4.50           3.66           6.13          (10.72)          3.71
Cash dividends declared per common share    $     1.26      $    1.60       $   1.60        $   2.00      $    2.00
Cash dividend payout percent                      28.0%          43.7%          26.1%            N/M           53.9%
Market price-common stock (high-low)             60-30    551/8-421/8    601/8-397/8           48-37    431/2-243/8
---------------------------------------------------------------------------------------------------------------------
Closing market price at year end                    39             46          527/8           451/2          377/8
---------------------------------------------------------------------------------------------------------------------
Price/earnings ratio (high-low)                  16-12          15-12           10-7             N/M           12-7
---------------------------------------------------------------------------------------------------------------------
Operating results and financial position reflect Allstate Insurance Group, Homart Development Co. and affiliated entities,
Dean Witter, Discover & Co. and the Coldwell Banker residential services businesses as discontinued operations. See note 2 to the consolidated financial statements.
Operating results and financial position for 1995, 1994, 1993 and 1992 reflect the adoption of new accounting rules for postretirement and postemployment benefits.
Series A Mandatorily Exchangeable Preferred Shares are considered common shares for purposes of calculating book value per common share, average common shares outstanding and earnings (loss) per common share. See note 1 to the consolidated financial statements.
The percent of debt to equity for 1994 and 1993 is calculated using equity excluding unrealized net capital gains.
The 1995 price/earnings ratio was calculated on a continuing operations basis.
N/M--Not meaningful.


                                                                              37
SEARS, ROEBUCK AND CO.
MANAGEMENT'S REPORT




     The financial statements, including the financial analysis and all other information, were prepared by management which is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, fairly and accurately reflect the Company's financial position and operating results, in accordance with generally accepted accounting principles. All financial information is consistent with the financial statements.

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

        Deloitte & Touche LLP, independent certified public accountants, have audited the financial statements of the Company, and their report is presented below. Their audit also includes a study and evaluation of the Company's control environment, accounting systems and control procedures. The independent accountants and internal auditors advise management of the results of their reviews, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

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


/s/ Arthur C. Martinez
-------------------------------------------------
Arthur C. Martinez
Chairman and Chief Executive Officer

/s/ Alan J. Lacy
---------------------------------------------------
Alan J. Lacy
Executive Vice President and Chief Financial Officer

/s/ James A. Blanda
----------------------------------------------------
James A. Blanda
Vice President and Controller

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SEARS, ROEBUCK AND CO.

     We have audited the accompanying Consolidated Balance Sheets of Sears, Roebuck and Co. as of December 30, 1995 and December 31, 1994, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Chicago, Illinois
February 15, 1996

                                                                              38

SEARS, ROEBUCK AND CO.
QUARTERLY RESULTS  (Unaudited)

                                        First Quarter       Second Quarter   Third Quarter    Fourth Quarter          Year
-----------------------------------------------------------------------------------------------------------------------------------
millions, except per common share data    1995    1994       1995    1994     1995     1994      1995     1994      1995    1994
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                $7,449  $7,095     $8,204  $7,810   $8,418   $7,926   $10,854  $10,194   $34,925  $33,025
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                           209     190        345     320      374      315       777      629     1,705    1,454
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations          124     118        218     191      228      192       455      356     1,025      857
Discontinued operations                    435    (216)       341     312       --      172        --      134       776      402
Extraordinary gain                          --      --         --      --       --       --        --      195        --      195
Net income (loss)                       $  559  $  (98)    $  559  $  503   $  228   $  364   $   455  $   685   $ 1,801  $ 1,454
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share
Income from continuing operations         0.30    0.29       0.54    0.47     0.56     0.47      1.13     0.90      2.53     2.13
Discontinued operations                   1.11   (0.56)      0.87    0.80       --     0.44        --     0.34      1.97     1.03
Extraordinary gain                          --      --         --      --       --       --        --     0.50        --     0.50
Net income (loss)                       $ 1.41  $(0.27)    $ 1.41  $ 1.27   $ 0.56   $ 0.91   $  1.13  $  1.74   $  4.50  $  3.66
-----------------------------------------------------------------------------------------------------------------------------------
Revenues, operating income, net income and related per common share amounts for 1994 reflect Allstate Insurance Group and Homart
Development Co. and affiliated entities as discontinued operations.

The fourth quarter pretax LIFO adjustments were credits of $5 and $58 million in 1995 and 1994, compared with charges of $24 million for the first nine months of the respective years.

Fourth quarter 1994 results included an extraordinary gain of $195 million related to the early extinguishment of debt. See note 6 to the consolidated financial statements.

Total of quarterly earnings per common share may not equal the annual amount as net income per common share is calculated independently for each quarter.



Common Stock Market Information and Dividend Highlights  (unaudited)


                                       First Quarter    Second Quarter    Third Quarter     Fourth Quarter        Year
----------------------------------------------------------------------------------------------------------------------------------
dollars                                   1995    1994     1995     1994      1995     1994     1995      1994   1995      1994
----------------------------------------------------------------------------------------------------------------------------------
Stock price range
  High                                  54 1/8  55 1/8   60       51 7/8    37 5/8   51 1/8   40 3/4    52 3/8     60    55 1/8
  Low                                   44 1/8  42 7/8   51 1/4   42 1/8    30       45 5/8   32 1/2    43 1/2     30    42 1/8
  Close                                 53 3/8  43 1/8   59 1/2   48        36 7/8   48       39        46         39    46
Cash dividends declared                .40     .40      .40      .40       .23      .40      .23       .40       1.26  1.60
----------------------------------------------------------------------------------------------------------------------------------
Stock price ranges are for transactions reported in a summary of composite transactions for stocks listed on the New York Stock
Exchange (trading symbol-S), which is the principal market for the Company's common stock.

The third quarter prices reflect the when-issued price for the Company's common stock due to The Allstate Corporation spin-off.

Stock prices prior to July 1, 1995 have not been restated to reflect the Allstate distribution.

The number of registered common shareholders at Feb. 29, 1996 was 255,018.

In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges:  Chicago; Pacific, San
Francisco; London, England; Amsterdam, The Netherlands; Tokyo, Japan; Paris, France; and Frankfurt, Germany.







                                                                              39
                                   APPENDIX

                          GRAPHIC AND IMAGE MATERIAL

Chart (Page 18)

A bar graph showing domestic comparable store sales growth for 1993 through 1995 for Sears as follows: 1993, 8.9%; 1994, 8.3%; and 1995, 4.7%. A line graph was also presented showing comparable store sales growth per the Merrill Lynch Broadline Retailers Index as follows: 1993, 2.7%; 1994, 3.0% and 1995, 2.0%.

Chart (Page 19)

A bar graph showing Domestic Operations selling and administrative expense as a percent of revenues for 1993 through 1995 as follows: 1993, 23.3%; 1994, 22.8%; 1995, 21.6%.

Chart (Page 20)

A bar graph showing Domestic Operations operating income as a percent of revenues for 1993 through 1995 as follows: 1993, 3.3%; 1994, 4.8%; 1995, 5.5%.

Chart (1st Chart on Page 23)

Three-dimensional pie chart showing the percentage of 1995 assets for the Company as follows: Net Receivables, 62%; Inventory, 12%; Property and Equipment, 15%; and Other Assets, 11%.

Chart (2nd Chart on Page 23)

Three-dimensional pie chart showing the percentage of various funding sources at year-end 1995 as follows: Medium-Term Notes, 29%; Senior Unsecured, 21%; Other, 3%; Unsecured Commercial Paper, 19%; Asset-Backed Commercial Paper, 6%; and Securitization, 22%.