Form 10-K405, Exhibit 13
period 1996-12-28
SEARS ROEBUCK & CO
filed 1997-03-25
CIK 319256

Exhibit 13

S E A R S ,   R O E B U C K   A N D   C O .

MANAGEMENT'S REPORT

The financial statements, financial analyses and all other information, were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, fairly and accurately reflect the financial position and operating results of Sears, Roebuck and Co. ("the Company") in accordance with generally accepted accounting principles. All financial information is consistent with the financial statements.
     Management maintains a system of internal controls which it believes provides reasonable assurance that, in all material respects, assets are maintained and accounted for in accordance with management's authorizations and transactions are recorded accurately in the books and records. The concept of reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. To assure the effectiveness of the internal control system, the organizational structure provides for defined lines of responsibility and delegation of authority. The Company's formally stated and communicated policies demand of employees high ethical standards in their conduct of its business. These policies address, among other things, potential conflicts of interest; compliance with all domestic and foreign laws, including those related to financial disclosure; and the confidentiality of proprietary information. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.
     Deloitte & Touche LLP, independent certified public accountants, have audited the financial statements of the Company, and their report is presented below. Their audit also includes a study and evaluation of the Company's control environment, accounting systems and control procedures to the extent necessary to conclude that the financial statements present fairly the company's financial position and results of operations. The independent accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.
     The Audit Committee of the Board of Directors is comprised entirely of directors who are not employees of the Company. The committee reviews audit plans, internal control reports, financial reports and related matters and meets regularly with the Company's management, internal auditors and independent accountants. The independent accountants and the internal auditors advise the committee of any significant matters resulting from their audits and have free access to the committee without management being present.


/s/ Arthur C. Martinez
Arthur C. Martinez
Chairman and Chief Executive Officer

/s/ Alan J. Lacy
Alan J. Lacy
Executive Vice President and Chief Financial Officer

/s/ James A. Blanda
James A. Blanda
Vice President and Controller

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SEARS, ROEBUCK AND CO.
We have audited the accompanying Consolidated Balance Sheets of Sears, Roebuck and Co. as of December 28, 1996 and December 30, 1995, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche  LLP
Chicago, Illinois
February 10, 1997


                            Sears annual report 1996                        p.19

S E A R S ,   R O E B U C K   A N D   C O .


CONSOLIDATED STATEMENTS OF INCOME



-------------------------------------------------------------------------------------
millions, except per common share data                         1996     1995     1994
-------------------------------------------------------------------------------------
REVENUES
Merchandise sales and services                              $33,812  $31,188  $29,608
Credit revenues                                               4,424    3,807    3,502
-------------------------------------------------------------------------------------
         Total revenues                                      38,236   34,995   33,110
-------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales, buying and occupancy                          24,925   23,202   21,882
Selling and administrative                                    8,030    7,391    7,338
Depreciation and amortization                                   697      580      531
Provision for uncollectible accounts                          1,136      744      626
Interest                                                      1,365    1,373    1,279
-------------------------------------------------------------------------------------
         Total costs and expenses                            36,153   33,290   31,656
-------------------------------------------------------------------------------------
Operating income                                              2,083    1,705    1,454
Other income                                                     22       23       17
-------------------------------------------------------------------------------------
Income before income taxes                                    2,105    1,728    1,471
Income taxes                                                    834      703      614
-------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                             1,271    1,025      857
Discontinued operations                                          --      776      402
-------------------------------------------------------------------------------------
Income before extraordinary gain                              1,271    1,801    1,259
Extraordinary gain related to early extinguishment of debt       --       --      195
-------------------------------------------------------------------------------------
NET INCOME                                                  $ 1,271  $ 1,801  $ 1,454
-------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE:
    Income from continuing operations,
      after allowing for dividends on preferred shares      $  3.12  $  2.53  $  2.13
    Discontinued operations                                      --     1.97     1.03
-------------------------------------------------------------------------------------
    Income before extraordinary gain                           3.12     4.50     3.16
    Extraordinary gain                                           --       --     0.50
-------------------------------------------------------------------------------------
    Net income                                              $  3.12  $  4.50  $  3.66
-------------------------------------------------------------------------------------
Average common and common equivalent shares outstanding       399.1    394.0    388.9
-------------------------------------------------------------------------------------


See accompanying notes.




p.20                         Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

ANALYSIS OF CONSOLIDATED OPERATIONS

Sears, Roebuck and Co. ("the Company") is a multi-line retailer providing a wide array of merchandise and services in the United States, Canada and Mexico. In 1996, the Company marked its first full year of operations focused exclusively on retailing since 1931. In 1995, the Company divested itself of its insurance and real estate subsidiaries as follows:

- The Company's 80% ownership interest in The Allstate Corporation ("Allstate") was distributed to shareholders as a tax-free dividend in June 1995. The distribution of Allstate reduced consolidated shareholders' equity by $8.98 billion.

-  The Homart Development Co. and affiliated entities ("Homart") were sold.

     The consolidated financial statements present the results of Allstate and Homart as discontinued operations as discussed in note 2 to the consolidated financial statements.
     Operating results for the Company are reported for two business segments: domestic operations and international operations. The domestic operations segment includes the Company's operations in the United States and Puerto Rico. The Company's domestic operations are comprised of the following:

-  Retail Stores consisting of:

   - Full-line Stores, located principally in shopping malls, which sell apparel, home fashions and hardlines merchandise.

   - Home Stores, located off-the-mall, comprised of Sears Hardware, Orchard Supply Hardware, Sears Dealer and HomeLife furniture stores and Commercial Sales.

   - Auto Stores, all of which are considered off-the-mall stores, are separated into two divisions: the Sears Tire Group, which sells and installs tires, batteries and related goods and services through Sears Auto Centers, Tire America and NTW stores; and the Parts Group, which includes the automotive parts stores of Western Auto and Parts America.

- Home Services which provides product repair services, maintenance agreements, installed home improvements and carpet cleaning and pest control for the home.

- Direct Response Marketing which provides specialty catalogs, credit protection insurance, clubs and services, and impulse and continuity merchandise.

- Credit includes the results of the Company's portfolio of receivables arising from products used to pay for purchases of merchandise and services from domestic operations. The domestic credit card receivables portfolio consists primarily of Sears Card, the largest proprietary credit card in the United States.

     International operations consists of similar merchandising and service operations conducted in Canada through Sears Canada Inc.
("Sears Canada"), a 55.0% owned subsidiary, and in Mexico through Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico"), a 75.5% owned subsidiary. On Dec. 9, 1996 Sears Canada issued approximately ten million previously unissued common shares of stock. As the Company did not participate in this offering, its ownership percentage was reduced from 61.1% to 55.0%. No gain or loss was recorded on this transaction.
     Throughout the analyses of consolidated operations and financial condition, certain prior year information has been reclassified to conform with current year presentation.
     Consolidated revenues for 1996, 1995 and 1994 were as follows:

------------------------------------------------------------------
millions                                  1996     1995     1994
------------------------------------------------------------------
Domestic operations:
  Merchandise sales and services         $30,742  $28,173  $26,284
  Credit revenues                          4,106    3,455    3,177
------------------------------------------------------------------
Total domestic operations                 34,848   31,628   29,461
International operations                   3,388    3,367    3,649
------------------------------------------------------------------
      Total revenues                     $38,236  $34,995  $33,110
------------------------------------------------------------------

     Consolidated revenues in 1996 increased $3.24 billion, or 9.3%, resulting from continued growth in domestic operations. Domestic revenues rose $3.22 billion, or 10.2%, primarily due to strong sales increases within Full-line Stores, Home Stores and Auto Stores. The domestic credit portfolio also contributed to the overall revenue growth. International operations revenues were $3.39 billion, relatively flat as compared to prior year, as the economic environment continues to be challenging for both Canada and Mexico. In 1995, consolidated revenues increased $1.89 billion, or 5.7%, from 1994. Domestic revenues rose $2.17 billion, or 7.4%, primarily due to strong merchandise sales and solid credit revenues increases. International revenues declined $282 million, or 7.7%, due to adverse exchange rate changes and difficult economic conditions in both Canada and Mexico.

DOMESTIC OPERATIONS
Supplementary domestic merchandising information:

--------------------------------------------------------------------------
millions, except number of stores                   1996     1995     1994
--------------------------------------------------------------------------
Full-line Stores revenues                        $21,657  $20,104  $18,910
Off-the-mall store revenues                        6,266    5,361    4,866
--------------------------------------------------------------------------
Total retail store revenues                       27,923   25,465   23,776
Service and other revenues                         2,819    2,708    2,508
--------------------------------------------------------------------------
Domestic merchandise sales and services          $30,742  $28,173  $26,284
--------------------------------------------------------------------------
Number of Full-line Stores                           821      806      800
Number of off-the-mall stores                      2,550    2,264    1,898
--------------------------------------------------------------------------
Total retail stores                                3,371    3,070    2,698
--------------------------------------------------------------------------
Retail store revenues per selling square foot(1) $   321  $   323  $   317
--------------------------------------------------------------------------
Comparable store sales increase                      5.8%     4.7%     8.3%
--------------------------------------------------------------------------

(1) Retail store selling square footage has been restated to conform with current year presentation.


                            Sears annual report 1996                   p.21

S E A R S ,   R O E B U C K   A N D   C O .

     One of the primary objectives of the Company's strategy has been to improve the sales productivity of its Full-line Stores. The success of this strategy can be measured by the comparable store sales increases, which have remained strong over the past three years. The strength of the comparable store sales increases becomes even more evident considering the intense competition in the retail industry during the period.
     Full-line Stores revenues increased 7.7% in 1996, which built on a 6.3% increase in 1995. Full-line Stores revenues have increased substantially since the Company's restructuring announced in 1993 and have benefited from the remodeling and modernization of approximately 470 Full-line Stores, an increase in apparel selling square feet as non-selling square feet and space formerly occupied by furniture departments have been converted, and a more targeted, customer-focused merchandise selection. In 1996, revenues also benefited as 27 Full-line Stores were opened and 12 were closed. In 1995, 16 Full-line Stores were opened and 10 were closed.

                         [Comparable Store Bar Graph]

     The 1996 increase in Full-line Stores revenues was paced by substantial apparel sales increases over 1995. Sales gains were strongest in women's ready-to-wear, children's and men's fashions, footwear and cosmetics. The Company has undertaken several initiatives to grow the apparel business. They include remodeling the Full-line Stores, offering more varied national brand-name merchandise and developing private brand fashion merchandise for select lines. Hardlines merchandise had solid revenue growth in 1996 led by sales of Craftsman tools, hardware, and lawn and garden merchandise. Also contributing to the hardlines sales increase were sales growth in home appliances and home office merchandise.
     In 1995, the increase in Full-line Stores revenues was led by significant gains in apparel sales. Sales increases were strongest in women's dresses, juniors, cosmetics, jewelry and men's fashions. Hardlines merchandise had improved revenues primarily from strong sales in home electronics, appliances and home office merchandise. Sales of hardware and exercise equipment also increased in 1995.
     While the Full-line Stores have made considerable productivity improvements, the Company is providing for additional growth by expanding its various off-the-mall store formats.
     Off-the-mall store revenues in 1996 increased 16.9% over 1995.
Home Stores contributed the largest portion of this revenue growth.
The increase was attributable to the expansion of the Sears Hardware stores (71 new stores) and the acquisition of 61 Orchard Supply Hardware stores. In addition to new store openings, Sears Hardware had low-teen comparable store sales increases in 1996. Sears Dealer stores and HomeLife furniture stores also helped drive off-the-mall revenues by opening 120 and 12 new stores, respectively.
     The automotive business also generated revenue growth in 1996. The Sears Tire Group experienced strong revenue increases with the opening of 20 NTW and 6 Tire America stores in addition to 14 new Sears Auto Centers in 1996 and mid-single-digit comparable store sales increases over 1995. Parts Group opened 67 new stores throughout 1996 and converted 50 Western Auto stores to the new parts format.
     In 1995, off-the-mall revenues increased 10.2% over 1994. The increase was primarily due to revenue growth in Home Stores as the Company opened 98 new Sears Dealer stores, 45 Sears Hardware stores and 26 HomeLife furniture stores. Revenues at the Auto Stores also improved as the Company aggressively expanded this business by opening 49 and acquiring 166 automotive parts stores.
The Sears Tire Group experienced significant revenue growth with the opening of 15 NTW and 6 Tire America stores and 16 Sears Auto Centers in 1995.
     Because of their diverse products and design, the Company's various store formats have different sales productivity (revenue per selling square foot). In 1996, the decrease in overall retail store revenues per selling square foot is attributable to a change in the store mix.
     Services and other revenues, which are generated primarily by the Home Services business, increased 4.1% in 1996 on top of an 8.0% increase in 1995. Home Services revenues improved on increased maintenance agreement sales and in-store installation sales which leveraged off the Company's strong retail sales performance, partially offset by a decline in installed home improvements due to termination of a licensee agreement. In 1995, services and other revenue increased primarily due to increases in maintenance agreement sales, which benefited from the strong hardlines sales.
     The domestic credit card receivables portfolio contributes significantly to domestic operations' profitability. The key components that determine profitability of the portfolio (before administrative expenses and income taxes) are net credit revenues (gross revenues less the funding cost on securitized receivables), interest expense and the provision for uncollectible accounts.


p.22                        Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

     Key domestic credit portfolio information:

----------------------------------------------------------------------------------------------
millions                                                           1996        1995       1994
----------------------------------------------------------------------------------------------
Gross credit revenues (1)                                       $ 4,454       3,781      3,528
Funding cost on securitized receivables                         $  (348)       (326)      (351)
Net credit revenues                                             $ 4,106       3,455      3,177
Sears Card sales as a % of sales (2)                              60.2%        59.7       58.3
Gross credit card receivables                                   $26,731      23,742     21,306
Receivable balances sold at year end                             $6,330       4,549      3,946
Owned credit card receivables at year end                       $20,401      19,193     17,360
Average gross receivables                                       $24,303      21,667     20,094
Average owned receivables                                       $19,257      17,362     15,718
Average account balance (dollars)                                  $971         912        842
Net credit charge-offs to average
 gross credit card receivables (1)                                4.24%        3.15       2.96
Gross credit card receivables
 delinquent sixty days or more at year end                        5.43%        4.19       3.86
Allowance for uncollectible accounts
 as a percentage of gross credit card
 receivables at year end                                          3.63%        3.87       4.32
Provision for uncollectible accounts (1)                        $ 1,081         682        578
----------------------------------------------------------------------------------------------

(1) Prior year balances have been reclassified to present finance charges on charged-off accounts as a reduction of credit revenues.

(2)  For Full-line and HomeLife stores only.


     In 1996, gross credit revenues increased 17.8% reflecting higher gross receivable balances resulting from strong merchandise sales and the positive impact of uniform pricing. The ongoing uniform pricing initiative began in 1995 and will result in a uniform finance charge rate of 21% and standardization in other fees and charges on most Sears Card receivables. The percentage of merchandise sales and services transacted with the Sears Card in 1996 improved to 60.2% from 59.7%. The Sears Card continues to have the dominant market share of credit retail sales generated in the Full-line and off-the-mall stores. Gross credit revenues for 1995 increased 7.2% due to higher gross receivable balances driven by strong merchandise sales and a reduction in the minimum required monthly payment rate.

     Key operating measures for domestic operations:

-----------------------------------------------------------------------------------
millions                                                         1996   1995   1994
-----------------------------------------------------------------------------------
Gross margin                                                   $8,122  7,265  6,919
  Percent of merchandise sales and services                     26.4%   25.8   26.3
Selling and administrative expense                             $7,232  6,613  6,535
  Percent of total revenues                                     20.8%   20.9   22.2
Interest expense                                               $1,191  1,183  1,120
Funding cost on securitized receivables                        $  348    326    351
  Total funding costs                                          $1,539  1,509  1,471
  Percent of total revenues                                      4.4%    4.8    5.0
Provision for uncollectible accounts                           $1,081    682    578
  Percent of total revenues                                      3.1%    2.2    2.0
Operating income                                               $2,094  1,729  1,400
  Percent of total revenues                                      6.0%    5.5    4.8
-----------------------------------------------------------------------------------

     Gross margin as a percentage of merchandise sales and services improved to 26.4% in 1996 from 25.8% in 1995. The domestic gross margin rate benefited from a shift in sales to higher margin apparel merchandise, improved logistics costs and savings realized from merchandise sourcing initiatives. In 1995, gross margin as a percentage of merchandise sales and services declined to 25.8% from 26.3% in 1994. Gross margins were pressured by intense competition in the retail marketplace throughout the year.
     Domestic operations selling and administrative expense as a percentage of revenues in 1996 improved 10 basis points to 20.8% from 20.9% in 1995. This improvement resulted from a decline in payroll and marketing costs as a percentage of revenues. Partially offsetting these improvements was the non-recurring impact on 1995 selling and administrative expense related to the prior year $11 million net benefit from restructuring activities discussed below.

                        [Domestic Operations Bar Graph]

     In 1995, selling and administrative expense as a percentage of revenues improved 130 basis points to 20.9% from 22.2% in 1994. The improvement was primarily attributable to the Company's cost control measures and revenue growth. Payroll, store operating and general overhead costs declined as a percentage of revenues in 1995.
     Included in domestic operations selling and administrative expense in 1995 was a $51 million pretax restructuring charge related to the Company's realignment initiative. This initiative better aligned the Company's structure with its growth strategy, particularly the creation of separate tire and auto parts divisions and the consolidation of certain distribution facilities. Beginning in 1997, resulting after-tax savings from the restructuring are expected to be $30 to $35 million annually.
     In 1995, the Company also reversed $62 million of pretax reserves, previously established as part of its $2.65 billion restructuring announced in 1993, which were no longer needed based on the settlement of obligations and the adjustment of the carrying values of certain properties to be disposed of in connection with that restructuring. This reserve adjustment was also included in domestic operations selling and administrative expense in 1995.



                            Sears annual report 1996                        p.23

S E A R S ,  R O E B U C K   A N D   C O .

                       [Domestic Operations Bar Graph]

     Total domestic funding costs, comprised of interest expense and the cost associated with securitized receivables, as a percentage of revenues improved from 4.8% in 1995 to 4.4% in 1996. The improvement was attributable to the strong domestic revenue performance coupled with only a 2.0% increase in funding costs. The slight increase in total domestic funding costs reflects higher funding requirements due to a larger receivable portfolio partially offset by lower effective funding rates resulting from the refinancing of long-term, higher rate debt.
     In 1995, funding costs as a percentage of revenues improved to 4.8% from 5.0%. Total funding costs increased 2.6% to $1.51 billion. The 2.6% increase reflects the growth in gross credit card receivables partially offset by a lower effective funding rate resulting from the favorable interest rate environment in 1995.
     The reserve for uncollectible gross credit card receivables was $971 million and $920 million at Dec. 28, 1996 and Dec. 30, 1995, respectively. The domestic provision for uncollectible accounts increased
58.6% and net charge-offs increased 51.1% from 1995. These increases reflect the 12.6% growth in gross domestic credit card receivables from 1995 levels and the continuing industry-wide trend of increased delinquencies and bankruptcies. The Company has responded to the aforementioned trend by implementing an aggressive action plan which includes enhanced collection efforts and increased investment in technology designed to improve collection staff productivity.
     In 1995, the domestic provision for uncollectible accounts was 17.9% above 1994, reflecting the growth in domestic credit card receivables and the increase in net account charge-offs.
     The key measure of the improved profit performance of domestic operations is the growth in operating income from 1994 through 1996. The improved performance is attributable to the strong revenue growth and the reduction in selling and administrative expense and funding costs as a percentage of revenues partially offset by an increase in the provision for uncollectible accounts.
     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides consistent guidance for distinguishing transfers of financial assets (securitizations) that are sales from transfers that are secured borrowings and is effective for securitizations occurring after Dec. 31, 1996.
     SFAS No. 125 requires the Company to recognize gains on securitizations which qualify as sales. The statement also indicates that an allowance for uncollectible accounts should not be maintained for receivables which are sold effective after Dec. 31, 1996. The Company expects the allowance for doubtful accounts related to the domestic securitized receivables, which is included in accounts payable and other liabilities as a recourse obligation, to be depleted during 1997 and 1998.
     The Company anticipates an increase in net income of approximately $100 to $150 million in 1997 resulting from the implementation of the new statement, although the precise amount will be dependent on a number of factors such as interest rates and levels of securitization.

INTERNATIONAL OPERATIONS
Revenues in U.S. dollars remained unchanged from 1995. Sears Canada revenues improved 2.6% in 1996 due to a modest recovery in consumer spending. Offsetting this improvement was a decline in revenues of 11.8% at Sears Mexico resulting primarily from decreased credit revenues.
     Gross margins as a percentage of merchandising revenues increased to 24.9% in 1996 from 23.9% in 1995. Sears Canada gross margin rates improved in 1996, reflecting decreased markdowns and a favorable comparison against 1995 occupancy expense. This was partially offset by a decline in gross margin rates at Sears Mexico.
     Selling and administrative expense as a percentage of total revenues increased to 23.5% in 1996 from 23.1% in 1995. Selling and administrative expenses at Sears Canada increased primarily due to a restructuring charge. On July 23, 1996 Sears Canada announced a plan to eliminate certain positions and close a warehouse and other support facilities as part of its ongoing cost containment initiative. The Company recorded a $27 million pretax restructuring charge (before minority interest) related to this initiative. The restructuring initiatives are projected to generate annualized pretax savings of $35 to $45 million (before minority interest). Selling and administrative expense as a percentage of revenues decreased at Sears Mexico in 1996 due to reduced promotion expenses and lower benefit costs.
     International operating income as a percentage of revenues improved 40 basis points, or $13 million, in 1996 due primarily to the improved performance at Sears Canada.


p.24                         Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

     In 1995, revenues in U.S. dollars declined 7.7% compared to 1994, largely reflecting unfavorable Mexican Peso exchange rates. In local currencies, revenues at Sears Canada decreased 3.5% from 1994 as continued slow economic conditions depressed sales. Revenues at Sears Mexico declined 0.2% in constant pesos in 1995 as consumer demand was stifled under government economic controls aimed at curbing inflation.
     Gross margins as a percentage of merchandising revenues declined to 23.9% in 1995 from 24.3% in 1994. Sears Canada gross margin rates declined in 1995 on higher markdown trends at the retail stores, lower initial margins at catalog and higher occupancy costs due to a writedown of certain warehouse facilities. Gross margin rates also declined at Sears Mexico in 1995 as increased markdowns were taken in an effort to stimulate sales growth in response to lower consumer spending.
     Selling and administrative expense as a percentage of total revenues increased to 23.1% in 1995 from 22.0% in 1994. Selling and administrative expenses at Sears Canada declined in total dollars in 1995, reflecting continued cost control efforts, but increased as a percentage of revenues due to year-over-year sales declines. Selling and administrative expense as a percentage of revenues increased at Sears Mexico in 1995 as inflationary cost increases outpaced sales growth in the post-devaluation economic environment.
     International operating income declined $78 million in 1995 as operating performance suffered at Sears Canada and Sears Mexico in difficult economic conditions.

INTEREST EXPENSE AND FUNDING COSTS
Since the Company uses securitizations of credit card receivables as a significant funding source, total funding costs include interest expense, as shown on the consolidated statements of income, and the funding cost of securitized receivables. Total funding costs were as follows:

-------------------------------------------------------------------
millions                                       1996    1995    1994
-------------------------------------------------------------------
Interest expense                             $1,365  $1,373  $1,279
Funding cost of securitized receivables (1)     371     364     380
-------------------------------------------------------------------
    Total funding costs                      $1,736  $1,737  $1,659
-------------------------------------------------------------------

(1) Funding costs of securitized receivables are reported as a reduction of credit revenues in the consolidated statements of income.

     Consolidated funding costs were unchanged in 1996. Domestic funding costs increased slightly due primarily to higher interest expense associated with a larger credit card receivables portfolio offset by lower domestic effective funding rates resulting from the refinancing of long-term higher rate debt. Lower international effective financing rates offset the domestic increase.
     The increase in funding costs in 1995 reflects a higher level of debt required to fund increases in credit card receivables and a higher interest rate environment in Mexico and Canada, partially offset by a lower domestic effective funding rate which benefited from a favorable domestic interest rate environment in 1995.

OTHER INCOME
Other income consists of:

-----------------------------------------------------------
millions                                   1996  1995  1994
-----------------------------------------------------------
Gain on sales of property and investments  $ 36  $ 35 $  22
Minority interest                           (8)   (4)  (14)
Interest income                              --    --    14
Miscellaneous                               (6)   (8)   (5)
-----------------------------------------------------------
Total                                      $ 22  $ 23 $  17
-----------------------------------------------------------



Included in miscellaneous other income is the Company's share of the results of Advantis, a joint venture between International Business Machines ("IBM") and the Company, which provides data and voice networking and information processing services to the Company and others, and Prodigy. The Company sold its 50% interest in Prodigy, a partnership with IBM, in June 1996.

INCOME TAX EXPENSE
Income tax expense as a percentage of pretax income was 39.6% in 1996, 40.7% in 1995 and 41.7% in 1994. The decrease in 1996 was primarily attributable to a lower effective tax rate on international earnings. In addition, both 1996 and 1995 effective tax rates benefited from the fact that domestic pretax income has increased at a faster rate than non-deductible expenses.

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

INFLATION
Reported earnings have been impacted by inflation; however, there is no simple way of identifying the amount of the impact. Competitive and regulatory conditions permitting, the Company modifies the prices charged for its goods and services in order to recognize cost changes as incurred or as anticipated. By also attempting to control costs and efficiently utilize resources, the Company strives to minimize the effects of inflation on its operations.


                            Sears annual report 1996                   p.25

S E A R S ,   R O E B U C K   A N D   C O .

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------
millions                                                                                            1996     1995
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and invested cash                                                                       $   660  $   606
    Credit card receivables                                                                       22,371   20,932
         Less: Allowance for uncollectible accounts                                                  808      826
-----------------------------------------------------------------------------------------------------------------
                                                                                                  21,563   20,106
    Other receivables                                                                                335      444
    Merchandise inventories                                                                        4,646    4,033
    Prepaid expenses and deferred charges                                                            348      360
    Deferred income taxes                                                                            895      892
-----------------------------------------------------------------------------------------------------------------
         Total current assets                                                                     28,447   26,441
Property and equipment
    Land                                                                                             445      387
    Buildings and improvements                                                                     5,080    4,382
    Furniture, fixtures and equipment                                                               4,279    3,775
    Capitalized leases                                                                               433      313
-----------------------------------------------------------------------------------------------------------------
                                                                                                  10,237    8,857
    Less accumulated depreciation                                                                  4,359    3,780
-----------------------------------------------------------------------------------------------------------------
         Total property and equipment, net                                                         5,878    5,077
Deferred income taxes                                                                                905      879
Other assets                                                                                         937      733
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                     $36,167  $33,130
-----------------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities
    Short-term borrowings                                                                        $ 3,533  $ 5,349
    Current portion of long-term debt and capitalized lease obligations                            2,737    1,730
    Accounts payable and other liabilities                                                         7,225    6,133
    Unearned revenues                                                                                840      887
    Other taxes                                                                                      615      508
-----------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                14,950   14,607
Long-term debt and capitalized lease obligations                                                  12,170   10,044
Postretirement benefits                                                                             2,748    2,825
Minority interest and other liabilities                                                            1,354    1,269
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                 31,222   28,745
-----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred shares ($1 par value, 50 shares authorized)
  8.88% Preferred Shares, First Series (3.25 shares issued and outstanding as of Dec. 30, 1995)       --      325
Common shares ($.75 par value, 1,000 shares authorized, 391.4 and 390.5 shares outstanding)          323      322
Capital in excess of par value                                                                     3,618    3,634
Retained income                                                                                    3,330    2,444
Treasury stock--at cost                                                                           (1,655)  (1,634)
Minimum pension liability                                                                           (277)    (285)
Deferred ESOP expense                                                                               (230)    (253)
Cumulative translation adjustments                                                                  (164)    (168)
-----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                         4,945    4,385
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       $36,167  $33,130
-----------------------------------------------------------------------------------------------------------------


See accompanying notes.


p.26                       Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .


ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION
The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.
     The owned credit card receivables portfolio of $21.56 billion excludes $6.60 billion of receivables sold through securitizations. Domestic and international accounts represent $20.14 billion and $1.42 billion of the owned portfolio, respectively. The portfolio is geographically diversified within the U.S., Canada and Mexico. The Company grants retail consumer credit based on an extensive use of proprietary and commercially available credit histories and scoring models. The Company promptly recognizes uncollectible accounts and emphasizes the maintenance of an adequate allowance for uncollectible accounts, which is assessed using multiple modeling approaches based on the portfolio risk characteristics. Domestic accounts are generally charged off automatically at the beginning of the billing cycle for which a customer's balance is deemed to be more than 209 days past due, except that accounts may be charged off sooner in the event of customer bankruptcy.
     Merchandising inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $730 million higher if valued on the first-in, first-out or FIFO method at Dec. 28, 1996. Inventories on a FIFO basis totaled $5.38 billion at Dec. 28, 1996 as compared to $4.74 billion at Dec. 30, 1995. The increase in inventory levels reflects the growth in new stores, both Full-line and off-the-mall.

1996 Assets
[PIE CHART]


Net Receivables  61%
Property & Equipment  16%
Inventory  13%
OTHER  10%


CAPITAL RESOURCES
Total net funding for the Company at Dec. 28, 1996 was $24.81 billion compared with $22.06 billion at Dec. 30, 1995, and was used primarily to fund the credit card receivables portfolio. Net funding includes debt reflected on the balance sheet and investor certificates related to credit card receivables sold through securitizations. Funding related to credit card receivables grew during the year, as gross credit card receivables increased, reflecting the strong domestic operations performance. The Company's debt-to-equity ratio was 3.7 at Dec. 28, 1996 and 3.9 at Dec. 30, 1995.
     The Company accesses a variety of capital markets to preserve flexibility and diversify its funding sources. The broad access to capital markets also allows the Company to effectively manage liquidity and repricing risk. Liquidity risk is the measure of the Company's ability to fund maturities and provide for the operating needs of its businesses. Repricing risk is the impact on net income due to changes in interest rates. The Company's cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. To aid in the management of repricing risk, the Company uses off-balance sheet instruments, such as interest rate swaps and caps. The Company has policies that centrally govern the use of such off-balance sheet instruments.

Funding Sources at
Year-End 1996

     [PIE CHART]
Medium-Term Notes  36%
Securitization  28%
Senior Unsecured  20%
Unsecured
Commercial Paper  12%
Other  4%


   The current debt ratings of the Company appear in the table below.

-------------------------------------------------------------------------------------
                            Moody's                         Duff &          Fitch
                            Investors                       Phelps          Investors
                            Services,       Standard        Credit          Service
                            Inc.            & Poor's        Rating Co.      Inc.
-------------------------------------------------------------------------------------
Unsecured long-term debt    A2              A-              A               A
Unsecured commercial paper  P-1             A-2             D-1             F-1
Term securitization         Aaa             AAA             AAA             AAA
-------------------------------------------------------------------------------------



     The Company utilizes Sears Roebuck Acceptance Corp. ("SRAC"), a wholly-owned subsidiary, to issue commercial paper, to maintain a continuously offered medium-term note program, to issue intermediate-term notes and to issue long-term underwritten debt. SRAC issued term debt securities totaling $4.35 billion in 1996. SRAC commercial paper outstandings were $3.32 billion and $4.45 billion at Dec. 28, 1996 and Dec. 30, 1995, respectively. SRAC commercial paper is supported by a $5.0 billion syndicated credit facility which expires in 2001. In 1996, SRAC issued debt instruments as part of its on-going effort to cost effectively fund the Company. The weighted average interest rate on SRAC debt was 6.26% for 1996 compared to 6.31% for 1995. The following issuances were placed during 1996:
- $3.04 billion fixed-rate medium-term notes, weighted average coupon of 6.6% and average term of 5.0 years

-  $412 million medium-term variable-rate notes, weighted average maturity of
   1.6 years

- $800 million discrete underwritten notes, weighted average coupon of 6.58% and average term of 9.1 years

- $95 million intermediate-term loans, variable-rate and weighted average maturity of 3.9 years


                            Sears annual report 1996                    p.27

S E A R S ,   R O E B U C K   A N D   C O .


CONSOLIDATED STATEMENTS OF CASH FLOWS



--------------------------------------------------------------------------------------------------
millions                                                                    1996     1995     1994
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              $  1,271 $  1,801 $  1,454
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities
    Depreciation, amortization and other noncash items                       893      713      673
    Extraordinary gain related to early extinguishment of debt                --       --    (319)
    Provision for uncollectible accounts                                   1,136      744      626
    Gain on sales of property and investments                                (36)     (35)     (22)
    Change in (net of acquisitions):
       Deferred income taxes                                                 (31)      50      359
       Credit card receivables                                            (2,705)  (2,807)  (3,199)
       Merchandise inventories                                              (475)      30     (594)
       Other operating assets                                                111     (106)     638
       Other operating liabilities                                         1,025      801     (148)
    Discontinued operations                                                   --     (776)    (402)
--------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               1,189      415     (934)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business, net of cash acquired                               (296)     (53)      --
Proceeds from sales of property and investments                               42       41       26
Purchases of property and equipment, net                                  (1,189)  (1,183)    (954)
Discontinued operations, net                                                  --      483      233
--------------------------------------------------------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                            (1,443)    (712)    (695)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                               4,683    2,588    2,798
Repayments of long-term debt                                              (1,832)  (1,124)  (2,717)
Increase (decrease) in short-term borrowings, primarily 90 days or less   (1,814)    (637)   1,617
Repayments of ESOP note receivable                                            21       44       69
Preferred stock redemption                                                  (325)      --       --
Common shares purchased for employee stock plans                            (164)      --       --
Common shares issued for employee stock plans                                134       97       45
Dividends paid to shareholders                                              (394)    (607)    (698)
--------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                           309      361    1,114
--------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND INVESTED CASH                     (1)      (6)      (3)
--------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND INVESTED CASH                             54       58     (518)
--------------------------------------------------------------------------------------------------
CASH AND INVESTED CASH AT BEGINNING OF YEAR                                  606      548    1,066
--------------------------------------------------------------------------------------------------
CASH AND INVESTED CASH AT END OF YEAR                                   $    660 $    606 $    548
--------------------------------------------------------------------------------------------------


See accompanying notes.


p.28                        Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

     The Company, through its subsidiary Sears Receivables Financing Group, Inc., securitizes domestic credit card receivables to access intermediate-term funding in a cost-effective manner. These securities are rated in the highest category by the national rating agencies. In 1996, the Company issued
$2.09 billion of fixed-rate term securitizations at a weighted average coupon of 6.74% and $525 million of variable-rate term securitizations. As of Dec. 28, 1996, there were $6.33 billion of investor certificates outstanding which were backed by sold domestic credit card receivables.
     On Nov. 12, 1996, all the outstanding 8.88% Preferred Shares,
First Series were redeemed at a redemption price of $25 per depository share plus accrued dividends to the redemption date.
     On Mar. 20, 1995, the Company exchanged all of its 28.8 million Series A Mandatorily Exchangeable Preferred Shares ("PERCS") for 35.7 million common shares of the Company. The exchange did not dilute earnings per share as the PERCS were reflected in the Company's earnings per share calculation in prior years.

CAPITAL SPENDING
The Company is approximately 60% through a five-year, $4 billion capital expenditure program for renovating and updating Full-line Stores. In addition, the Company plans to grow its off-the-mall businesses. Capital expenditures during the past three years were as follows:

--------------------------------------------------------------------
millions                                          1996    1995  1994
--------------------------------------------------------------------
Full-line Stores, primarily
  remodeling and expansion efforts              $  848  $  868  $673
Off-the-mall stores                                181     111   106
Other - distribution centers/support functions     160     204   175
--------------------------------------------------------------------
Total capital expenditures                      $1,189  $1,183  $954
--------------------------------------------------------------------

     The Company plans capital expenditures of $1.5 billion for 1997, which include remodeling and expansion of approximately 85 existing and opening 15 to 25 new Full-line Stores, 40 to 50 hardware stores, 5 to 10 furniture stores and 145 to 175 automotive stores. The Company may also pursue selective strategic acquisitions as a means to accelerate growth.

OPERATING, INVESTING AND FINANCING ACTIVITIES
Cash flows from operating activities consist primarily of net income adjusted for certain noncash expense items including depreciation, the provision for uncollectible accounts, changes in receivables, inventories and deferred taxes.
     Net cash provided by the Company's operating activities in 1996 improved $774 million to $1.19 billion. The improvement was due to higher income from continuing operations and an increase in noncash expenses (provision for uncollectible accounts and depreciation) as compared to 1995.
     In 1995, net cash provided by the Company's operating activities totaled $415 million, an improvement of $1.35 billion from 1994. The improvement was due to an increase in other operating liabilities and lower levels of inventory growth as compared to 1994, partially offset by an increase in other operating assets.
     Net cash used in investing activities totaled $1.44 billion in 1996 compared to $712 million in 1995. The increase in net cash used resulted from the acquisition of the Orchard Supply Hardware Stores Corporation in September 1996 and the fact that cash was realized in 1995 from discontinued operations. In 1996, cash used for property and equipment related to the Company's Full-line Stores remodeling program and the expansion of its store base was $1.19 billion as compared to $1.18 billion in 1995.
     In 1995, net cash used in investing activities increased $17 million over 1994 due to higher store remodeling capital expenditures and the acquisition of Wheels, Inc. and Nationwise, Inc., partially offset by higher cash realized from discontinued operations. The cash realized from discontinued operations in 1995 relates primarily to the proceeds from the sale of Homart.
     Net cash provided by financing activities in 1996 totaled $309 million as compared to $361 million in 1995. Financing activities in 1996 were primarily long-term borrowings to support the growth in credit card receivables. During 1996, the Company implemented a share repurchase program for the purpose of acquiring up to ten million Sears common shares for distribution under employee stock-based incentive plans. Through Dec. 28, 1996, 3.4 million common shares had been acquired under the repurchase program. In November 1996, the Company redeemed for cash all the outstanding 8.88% Preferred Shares, First Series. Dividends paid to shareholders in 1996 included common dividends based on a quarterly payout rate of $0.23 per common share. In the first nine months of 1995, the common share dividend payment was based on a quarterly payout rate of $0.40 per common share reflective of the Company's structure prior to the spin-off of Allstate. The payment of future common dividends is dependent upon the Company's earnings and investment opportunities.
     In 1995, net cash provided by financing activities decreased $753 million from 1994 primarily due to a shift in the funding mix for credit card receivables from on-book debt to securitization in 1995.


                            Sears annual report 1996                      p.29

S E A R S ,  R O E B U C K   A N D   C O .

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



---------------------------------------------------------------------------------------------------------------------------
                                                             1996         1995         1994        1996          1995       1994
---------------------------------------------------------------------------------------------------------------------------
                                                                   dollars in millions              shares in thousands
8.88% PREFERRED SHARES, FIRST SERIES
Balance, beginning of year                                $   325      $    325    $   325       3,250     3,250        3,250
Retired during year                                          (325)          --          --      (3,250)      --           --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                      $    --      $    325    $   325         --      3,250        3,250
---------------------------------------------------------------------------------------------------------------------------
SERIES A MANDATORILY EXCHANGEABLE
  PREFERRED SHARES (PERCS)
Balance, beginning of year                                $    --      $  1,236    $ 1,236         --      7,188       7,188
Issued during year                                             --           --         --          --        --          --
Exchanged to common shares during year                         --        (1,236)       --          --     (7,188)        --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                      $    --      $     --    $ 1,236         --        --        7,188
---------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                $   322      $    294    $   294     429,683      392,310    391,752
Conversion of PERCS                                            --            27        --          --        35,673        --
Stock options exercised and other changes                       1             1        --          932        1,700        558
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                          323           322        294     430,615      429,683    392,310
---------------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                  3,634         2,385      2,354
Stock options exercised and other changes                     (16)           40         31
Conversion of PERCS                                            --         1,209        --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                        3,618         3,634      2,385
---------------------------------------------------------------------------------------------------------------------------
RETAINED INCOME
Balance, beginning of year                                  2,444         8,918      8,163
Net income                                                  1,271         1,801      1,454
Preferred share dividends                                    (25)           (53)      (137)
Common share dividends ($.92, $1.26 and $1.60 per share)    (360)          (475)      (562)
Distribution of The Allstate Corporation shares                --        (7,747)       --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                        3,330         2,444      8,918
---------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK-AT COST
Balance, beginning of year                                 (1,634)       (1,690)    (1,704)   (39,195)    (40,570)    (40,904)
Repurchased for employee stock plans                         (164)          --         --      (3,449)        --         --
Reissued under compensation plans and other changes           143            56         14      3,423       1,375         334
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (1,655)       (1,634)    (1,690)   (39,221)    (39,195)    (40,570)
---------------------------------------------------------------------------------------------------------------------------
MINIMUM PENSION LIABILITY
Balance, beginning of year                                   (285)         --          --
Net decrease (increase)                                         8          (285)       --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         (277)         (285)       --
---------------------------------------------------------------------------------------------------------------------------
DEFERRED ESOP EXPENSE
Balance, beginning of year                                   (253)         (558)     (614)
Reductions                                                     23           305        56
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         (230)         (253)     (558)
---------------------------------------------------------------------------------------------------------------------------
UNREALIZED NET CAPITAL GAINS
Balance, beginning of year                                     --            32     1,674
Net unrealized gain (loss) during the year                     --         1,176    (1,642)
Distribution of The Allstate Corporation shares                --        (1,208)       --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           --           --         32
---------------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENTS
Balance, beginning of year                                   (168)         (141)      (64)
Net unrealized gain (loss) during year                          4            (7)      (77)
Distribution of The Allstate Corporation shares                --           (20)       --
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         (164)         (168)     (141)
---------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY
  AND SHARES OUTSTANDING                                  $ 4,945      $  4,060   $ 9,240     391,394     390,488     351,740
---------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                $ 4,945      $  4,385   $10,801
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.




p.30                       Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Sears, Roebuck and Co. (the "Company") and all significant domestic and international companies in which the Company has more than a 50% equity ownership. Investments in companies in which the Company has a 20% to 50% ownership are accounted for using the equity method. The Allstate Corporation ("Allstate") and Homart Development Co. and affiliated entities ("Homart") are presented as discontinued operations in 1995 and 1994.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
     Although not a part of the financial statements, included with the consolidated statements is a five-year summary of consolidated financial data.
     Certain reclassifications have been made in the 1995 and 1994 financial statements to conform with current year presentation.

FISCAL YEAR
The Company's fiscal year ends on the last Saturday in December.
Fiscal year 1996 ended on Dec. 28, fiscal year 1995 ended on Dec. 30, and fiscal year 1994 ended on Dec. 31.

MERCHANDISE SALES AND SERVICES
Revenues from merchandise sales and services are net of returns and allowances and exclude sales tax. Included in merchandise sales and services are gross revenues from licensees of $1.32, $1.25 and $1.17 billion for 1996, 1995 and 1994, respectively.

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

EARNINGS PER COMMON SHARE
Earnings per common share is computed based on the weighted average number of common and common equivalent shares (dilutive stock options) outstanding and after adjustment for dividends of $25 million in 1996, and $29 million in both 1995 and 1994 on the 8.88% Preferred Shares, First Series.
     In early 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." The statement is effective for financial statements for periods ending after Dec. 15, 1997, and changes the method in which earnings per share will be determined. Adoption of this statement by the Company will not have a material impact on earnings per share.

CASH AND INVESTED CASH
Cash and invested cash includes all highly liquid investments with maturities of three months or less.

CREDIT CARD RECEIVABLES
Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise and services offered by the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Based on historical payment patterns, the full receivable balance will not be realized within one year.
     Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns, and management judgement. When receivables are securitized and sold with limited recourse, the portion of the allowance for uncollectible accounts pertaining to such receivables is transferred to a recourse liability at the date of sale.
     Uncollectible accounts are generally charged off against the allowance or recourse liability automatically at the beginning of the billing cycle in which the customer's balance is deemed to be more than 209 days past due, except that accounts may be charged off sooner in the event of customer bankruptcy. Finance charge revenue is recorded until such time an account is charged off and finance charges on charged-off accounts are presented as a reduction of credit revenues.
     In June 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. This statement provides consistent guidance for distinguishing transfers of financial assets (securitizations) that are sales from transfers that are secured borrowings and is effective for securitizations occurring after Dec. 31, 1996.
     SFAS No. 125 requires the Company to recognize gains on securitizations which qualify as sales. The statement also indicates that an allowance for uncollectible accounts should not be maintained for receivables which are sold (securitized) effective after Dec. 31, 1996. The Company expects the allowance for doubtful accounts related to the domestic securitized (sold) receivables to be depleted during 1997 and 1998.
     The Company anticipates an increase in net income of approximately $100 to $150 million in 1997 resulting from the implementation of the new statement, although the precise amount will be dependent on a number of factors such as interest rates and levels of securitization.


                            Sears annual report 1996                      p.31

S E A R S ,   R O E B U C K   A N D   C O .

MERCHANDISE INVENTORIES
Approximately 84% of merchandise inventories are valued at the lower of cost (using the last-in, first-out or LIFO method) or market using the retail method. To estimate the effects of inflation on inventories, the Company utilizes internally developed price indices.
     The LIFO adjustment to cost of sales was a charge of $19 million in 1996 and 1995 and a credit of $34 million in 1994. Partial liquidation of merchandise inventories valued under the LIFO method resulted in credits of $15 and $3 million in 1995 and 1994. No layer liquidation credits resulted in 1996. If the first-in, first-out (FIFO) method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $730 and $711 million higher at Dec. 28, 1996 and Dec. 30, 1995, respectively.
     Merchandise inventories of international operations, the Parts Group, certain Sears Tire Group formats and Puerto Rico, which represent approximately 16% of merchandise inventories, are recorded based on the FIFO method.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 5 to 10 years for equipment and 40 to 50 years for real property. Accumulated depreciation was $4.36 and $3.78 billion at Dec. 28, 1996 and Dec. 30, 1995, respectively.

GOODWILL
Included in other assets is the excess of purchase price over net assets of businesses acquired ("goodwill") which is amortized using the straight-line method over various periods not exceeding 40 years.

INCOME TAXES
The consolidated federal income tax return of the Company includes results of the domestic operations of both the continuing businesses and discontinued operations. Tax liabilities and benefits are allocated as generated by the respective businesses, whether or not such benefits would be currently available on a separate return basis.

ADVERTISING
Costs for newspaper, television, radio and other media advertising are expensed as incurred. Specialty catalog book preparation and other direct response advertising costs (printing costs and advertising inserts) are charged to expense over the expected period of future benefits. For specialty catalogs, amortization of costs occurs over the life of the catalog, not to exceed one year. For advertising inserts and other direct response advertising, the amortization period ranges from six months to five years depending on the period of future benefits. In 1996, the total cost of advertising charged to expense was $1.28 billion, compared with $1.22 billion in 1995, and $1.18 billion in 1994. The consolidated balance sheets include deferred direct-response advertising costs of $59 million at Dec. 28, 1996, $46 million at Dec. 30, 1995, and $37 million at Dec. 31, 1994, which are included in other assets.

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

2. DISCONTINUED OPERATIONS
Income from discontinued operations was $776 million (net of income tax expense of $249 million) in 1995 and $402 million (net of income tax benefit of $256 million) in 1994.
     On November 10, 1994, the Company announced its intention to distribute in a tax-free dividend to the Company's common shareholders its 80% ownership interest in The Allstate Corporation. The distribution was approved by shareholders at a special meeting on March 31, 1995.
On June 20, 1995, the Company's Board of Directors approved the distribution to Sears shareholders in a tax-free dividend. Sears shareholders of record on June 30, 1995 received, effective June 30, 1995, .93 shares of The Allstate Corporation for each Sears common share owned. This transaction resulted in a noncash dividend to Sears shareholders totaling $8.98 billion.
     In July 1995, the Company completed the sale of Homart's commercial office building portfolio to an operating partnership composed of the Morgan Stanley Real Estate Fund II, L.P. and Hines Interests Limited Partnership. In December 1995, the Company completed the sale of the retail shopping center and community development businesses of Homart to a wholly-owned subsidiary of General Growth Properties, Inc. No gain or loss to the Company resulted from these transactions.

     The operating results of the discontinued operations are
summarized below:
--------------------------------------------------------------------------
millions                                                     1995     1994
--------------------------------------------------------------------------
Allstate
    Revenues                                              $11,244  $21,464
    Net income                                                776      388
Homart
    Revenues                                              $   256  $   266
    Net income                                                 --       14
--------------------------------------------------------------------------




p.32                       Sears annual report 1996

S E A R S ,  R O E B U C K   A N D   C O .

3. RESTRUCTURING
In 1996, international operations selling and administrative expenses included a $27 million pretax restructuring charge (before minority interest) related to Sears Canada cost containment initiatives that included elimination of certain positions and the closing of a warehouse and other support facilities. Beginning in 1997, the restructuring initiatives at Sears Canada are estimated to generate annualized pretax savings of $35 to $45 million (before minority interest).
     Included in domestic operations selling and administrative expenses in 1995 was a $51 million pretax restructuring charge associated with the Company's organizational realignment. This initiative better aligns the Company's structure with its growth strategy, particularly the creation of separate tire and auto parts divisions and the consolidation of certain distribution facilities. Beginning in 1997, resulting after-tax savings from the restructuring are expected to be an estimated $30 to $35 million annually.
     In 1995, the Company also reversed $62 million of pretax reserves related to the $2.65 billion domestic restructuring announced in 1993. The reserves which were released are no longer needed due to the settlement of obligations and the adjustment of the carrying values of certain properties to be disposed of in connection with that restructuring.

4. INCOME TAXES

Income before income taxes was as follows:

--------------------------------------------------------------------------------
millions                                               1996     1995      1994
--------------------------------------------------------------------------------

Domestic                                               $2,091   $1,727    $1,411
Foreign                                                    14        1        60
--------------------------------------------------------------------------------
Total                                                  $2,105   $1,728    $1,471
--------------------------------------------------------------------------------

     Federal, state and foreign taxes were as follows:


--------------------------------------------------------------------------------
millions                                               1996     1995      1994
--------------------------------------------------------------------------------

Federal income tax
    Current                                            $  720   $  571    $  324
    Deferred                                              (12)      31       171
State income tax
    Current                                               133       93        45
    Deferred                                               (8)      10        38
Foreign income tax
    Current                                                25       23        51
    Deferred                                              (24)     (25)      (15)
--------------------------------------------------------------------------------
Income tax provision                                   $  834   $  703    $  614
--------------------------------------------------------------------------------


     A reconciliation of the statutory federal income tax rate to the effective rate was as follows:

--------------------------------------------------------------------------------
                                                        1996     1995      1994
--------------------------------------------------------------------------------

Statutory federal income tax rate                       35.0%    35.0%     35.0%
State income taxes, net of federal income tax benefit    3.9      3.9       3.8
Other                                                     .7      1.8       2.9
--------------------------------------------------------------------------------
Effective income tax rate                               39.6%    40.7%     41.7%
--------------------------------------------------------------------------------


     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:

------------------------------------------------------------------------
millions                                                  1996     1995
------------------------------------------------------------------------
Deferred tax assets:
  Unearned maintenance income                           $  445    $  430
  Allowance for uncollectible accounts                     437       377
  Self insurance reserves                                  169       150
  Postretirement benefit liability                       1,143     1,161
  Minimum pension liability                                155       183
  Other deferred tax assets                                670       680
------------------------------------------------------------------------
Gross deferred tax assets                                3,019     2,981
Less valuation allowance                                    --        --
------------------------------------------------------------------------
Net deferred tax assets                                  3,019     2,981
------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                   336       389
  Prepaid pension                                          153       187
  LIFO                                                     131       125
  Other deferred tax liabilities                           599       509
------------------------------------------------------------------------
Gross deferred tax liabilities                           1,219     1,210
------------------------------------------------------------------------
Net deferred taxes                                      $1,800    $1,771
------------------------------------------------------------------------



     Management believes that the realization of the net deferred tax asset of $1.8 billion is more likely than not, based on the expectation that the Company will generate the necessary taxable income in future periods.
     U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates which the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $349 million at Dec. 28, 1996. If these earnings were to be remitted, taxes of $106 million would be due.
     Income taxes of $386, $616, and $470 million were paid in 1996, 1995, and 1994, respectively.


                            Sears annual report 1996                       p.33

S E A R S ,   R O E B U C K   A N D   C O .

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BENEFIT PLANS
Expenses for retirement and savings-related benefit plans were as follows:

----------------------------------------------------------------------------------------
millions                                                   1996        1995        1994
----------------------------------------------------------------------------------------
Savings and Profit Sharing Fund of Sears Employees
    Defined contribution                                   $ 64        $ 61        $ 61
    ESOP benefit                                            (33)        (19)         (4)
Pension plans                                                99          38         (61)
Retiree insurance benefits                                   76         185         232
Other plans                                                   8          10           8
----------------------------------------------------------------------------------------
Total                                                      $214        $275        $236
----------------------------------------------------------------------------------------

PROFIT SHARING FUND
Most domestic employees are eligible to become members of The Savings and Profit Sharing Fund of Sears Employees ("the Fund"). The Company contribution is based on 6% of consolidated income, as defined, for the participating companies. Company contributions are limited to 70% of eligible employee contributions.
     The Fund includes an Employee Stock Ownership Plan ("the ESOP") to prefund a portion of the Company's anticipated contribution through 2004. The Company loaned the ESOP $800 million at an interest rate of 9.2% which it used to purchase 25.9 million of Sears common shares. The loan is repaid with dividends on ESOP shares and Company contributions.
     In conjunction with the 1995 Allstate spin-off, The Savings and Profit Sharing Fund of Sears Employees, which includes the ESOP, was split into two separate plans, a plan for employees of the Company and its affiliates other than Allstate and a plan for Allstate employees. The ESOP was split with 50% of the unallocated shares in the ESOP and 50% of the ESOP debt transferred to the Allstate plan. In connection with this transfer, Allstate purchased from the Company 50% of the Company's remaining loan to the ESOP at a purchase price of $327 million.
     The ESOP benefit included in the benefit plan expense table was computed as follows:

-------------------------------------------------------------------------------
millions                                             1996      1995      1994
-------------------------------------------------------------------------------
Interest expense recognized by ESOP                  $ 29      $ 45      $ 64
Less dividends accrued on ESOP shares                 (21)      (31)      (43)
Cost of shares allocated to
  employees and plan expenses                          23        28        56
-------------------------------------------------------------------------------
                                                       31        42        77
-------------------------------------------------------------------------------
ESOP expense attributable to
  discontinued operations                              --        --       (24)
Reduction of defined contribution due to ESOP         (64)      (61)      (57)
-------------------------------------------------------------------------------
ESOP benefit                                         $(33)     $(19)     $ (4)
-------------------------------------------------------------------------------

     The Company contributed $28, $62 and $91 million to the ESOP in 1996, 1995 and 1994, respectively. At Dec. 28, 1996, total committed to be released, allocated and unallocated ESOP shares were 1.5, 9.3 and 15.1 million, respectively. All ESOP shares are considered outstanding in the calculation of earnings per share.

PENSION PLANS
Substantially all domestic full-time and certain part-time employees are eligible to participate in noncontributory defined benefit plans after meeting age and service requirements. Substantially all Canadian employees are eligible to participate in contributory defined benefit plans. Pension benefits are based on length of service, compensation and, in certain plans, Social Security or other benefits. Funding for the various plans is determined using various actuarial cost methods, and amounted to $172, $76 and $81 million for 1996, 1995 and 1994, respectively.
     Pension expense (benefit) was comprised of the following:

------------------------------------------------------------------------------
millions                                           1996       1995       1994
------------------------------------------------------------------------------
Benefits earned during the period                 $  72      $  68      $  81
Interest on projected benefit obligation            189        181        196
Actual return on plan assets                       (322)      (383)        12
Net amortization and deferral                       160        172       (350)
------------------------------------------------------------------------------
Pension expense (benefit)                         $  99      $  38      $ (61)
------------------------------------------------------------------------------

     The Company uses October 31 as the measurement date for purposes of determining pension plan assets and obligations. The weighted average discount rate and rate of increase in compensation used in determining the actuarial present value of the projected benefit obligations were 7.75% and 4.25% in 1996, 7.75% and 3.75% in 1995 and 9.0% and 4.0% in 1994. The expected long-term rate of return on plan assets used in determining net periodic pension cost was 9.5% in 1996, 1995 and 1994.
     The plans' funded status was as follows:

-----------------------------------------------------------------------------------
                                          1996                     1995
-----------------------------------------------------------------------------------
                                   Assets  Accumulated       Assets   Accumulated
                                   exceed     benefits       exceed      benefits
                              accumulated       exceed  accumulated        exceed
millions                         benefits       assets     benefits        assets
-----------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations
  Vested benefit obligation          $478       $1,787         $419        $1,743
-----------------------------------------------------------------------------------
Accumulated benefit obligation       $479       $1,984         $420        $1,975
-----------------------------------------------------------------------------------
Projected benefit obligation
  (PBO)                              $554       $2,123         $469        $2,241
Plan assets at fair value,
  primarily publicly traded
  stocks and bonds                    714        1,776          635         1,626
-----------------------------------------------------------------------------------
PBO less than (in excess of)
  plan assets                         160         (347)         166          (615)
Unrecognized net loss                  37          636           30           734
Unrecognized prior
  service cost                          1          (65)          --            54
Unrecognized transitional
  asset                               (17)          --          (25)           --
Minimum pension liability              --         (432)          --          (522)
-----------------------------------------------------------------------------------
Prepaid (accrued) pension
  cost in the Balance Sheet at
  year end                           $181       $ (208)        $171        $ (349)
-----------------------------------------------------------------------------------


p.34                        Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

     The provisions of Statement of Financial Accounting Standards ("SFAS") No. 87 "Employers' Accounting For Pensions" require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. The amount of minimum pension liability was $432 million at Dec. 28, 1996 and $522 million at Dec. 30, 1995. The Company also had an intangible asset of $54 million at Dec. 30, 1995 for unrecognized prior service cost. In 1996, no such intangible asset existed. The minimum pension liability in excess of unrecognized prior service cost is recorded as a reduction to shareholders' equity, net of tax, of $277 million at Dec. 28, 1996 and $285 million at Dec. 30, 1995.

RETIREE INSURANCE BENEFITS

The Company provides certain health care and life insurance benefits for retired employees. Generally, qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for 10 or more years immediately prior to retirement.
        The Company shares the cost of the retiree medical benefits with retirees based on years of service. Through 1995, the Company's share is subject to a 5% limit on annual medical inflation after retirement. Beginning in 1996, the Company's share of these costs were capped at 1995 levels for employees who retired before 1996. For employees who retire after 1995, the Company's share of these benefit costs will be capped based on the Company contribution calculated during the first year of retirement. The effect of this plan change reduces postretirement benefit expense commencing in 1996. The Company's postretirement benefit plans are not funded. The Company has the right to modify or terminate these plans.
        Postretirement benefit expense was comprised of the following:

---------------------------------------------------------------------------------------------------
millions                                                                       1996    1995    1994
---------------------------------------------------------------------------------------------------
Benefits earned during the period                                              $ 18   $  24    $ 35
Interest on accumulated postretirement
  benefit obligation                                                            125     188     197
Net amortization and deferral                                                   (67)    (27)     --
---------------------------------------------------------------------------------------------------
Postretirement benefit expense                                                 $ 76    $185    $232
---------------------------------------------------------------------------------------------------


        The plans' funded status was as follows:

---------------------------------------------------------------------------------------------------
millions                                                                               1996    1995
---------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                                                           $1,495  $1,646
  Fully eligible active plan participants                                               107     114
  Other active plan participants                                                        114     161
---------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                         1,716   1,921
  Unrecognized gain                                                                     441     301
  Unrecognized prior service cost                                                       591     603
---------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost in the Balance
  Sheet at year end                                                                  $2,748  $2,825
---------------------------------------------------------------------------------------------------


        The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1996 and 1995.
        The weighted average health care cost trend rate used in measuring the postretirement benefit expense is 11.0% for 1997, gradually declining to 6.0% in 2007 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by $38 million and would increase the annual postretirement benefit expense by $5 million.

6. BORROWINGS

        Short-term borrowings consisted of:

---------------------------------------------------------------------
millions                                                 1996    1995
---------------------------------------------------------------------
Commercial paper                                       $3,208  $4,961
Bank loans                                                 97     101
Agreements with bank trust departments                     82     137
Other loans (principally foreign)                         146     150
---------------------------------------------------------------------
Total short-term borrowings                            $3,533  $5,349
Weighted average interest rate at year end               6.4%    7.2%
Weighted average interest rate at year end, including
  effects of swaps and caps                              7.3%    7.8%
---------------------------------------------------------------------

        At Dec. 28, 1996, the Company had credit agreements totaling $5.61 billion. SRAC's credit facilities totaled $5 billion in syndicated credit agreements. Sears Canada had credit agreements totaling $609 million. These syndicated and uniform credit agreements provide for loans at prevailing interest rates and mature at various dates through June 2001. The Company pays commitment fees in connection with these credit agreements.
        The Company had interest rate swap agreements which established fixed rates on $996 million and $1.41 billion of short-term variable rate debt at Dec. 28, 1996 and Dec. 30, 1995, resulting in weighted average interest rates of 8.5% and 8.0%, respectively. The weighted average maturity of agreements in effect on Dec. 28, 1996 was approximately eleven years. Due to interest rate caps, the Company had maximum weighted average interest rates of 9.0% on $200 million of debt at Dec. 28, 1996 and at Dec. 30, 1995. The maturity of cap agreements in effect on Dec. 28, 1996 is approximately one year.

                                                                           P. 35
                            Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

        Long-term debt was as follows:

<Caption
     millions
     ----------------------------------------------------------------------
             Issue                                            1996     1995
     ----------------------------------------------------------------------
     SEARS, ROEBUCK AND CO.
       6.25% to 9.5% Notes, due 1997 to 2004               $ 1,550  $ 1,950
       8.2% Extendable Notes, due 1999                          31       31
       6% Debentures, $300 million face value, due 2000,
         effective rate 14.8%                                  233      218
       9.375% Debentures, due 2011                             300      300
       4.85% to 10.0% Medium-Term Notes,
         due through 2021                                    3,236    3,737
       Capitalized lease obligations                           211      127
     SEARS ROEBUCK ACCEPTANCE CORP.
       5.66% to 6.07% Term Loans, due 1997 to 2001             715      895
       6.13% and 6.90% Notes, due 2000 to 2006               1,298      499
       5.40% to 7.19% Medium-Term Notes, due 1997 to 2006    4,834    1,383
     SEARS DC CORP.
       7.67% to 9.26% Medium-Term Notes,
         due through 2012                                      779    1,229
     SEARS OVERSEAS FINANCE N.V. (GUARANTEED BY
       SEARS, ROEBUCK AND CO.)
       Zero Coupon Bonds, $500 million face value,
         due 1998, effective rate 12.0%                        421      376
     SEARS CANADA INC.
       8.25% to 11.70% Debentures, due 1997 to 2001            420      348
       Notes, mortgages, bonds and capitalized leases          135      139
     SEARS CANADA RECEIVABLES TRUST
       3.25% to 9.18% Receivables Trusts,
         due 1997 to 2006                                      541      325
     SEARS ACCEPTANCE CO. LTD.
       15 1/8% Secured Debentures, due 1996                     --       49
     SEARS ROEBUCK DE MEXICO, S.A. DE C.V.
       16% Bank Notes, due 1996                                 --       78
       Notes payable to bank due 1998                           50       --
     OTHER SUBSIDIARIES
       Notes, mortgage and capitalized leases                  153       90
     ----------------------------------------------------------------------
                                                            14,907   11,774
     Less current maturities                                 2,737    1,730
     ----------------------------------------------------------------------
     Total long-term debt                                  $12,170  $10,044
     ----------------------------------------------------------------------

        As of Dec. 28, 1996, long-term debt maturities for the next five years were as follows:

------------------------
                millions
------------------------
1997              $2,737
1998               2,598
1999               1,748
2000               1,826
2001               2,260
------------------------



        The Company paid interest of $1.3 billion for the years ended
Dec. 28, 1996 and Dec. 30, 1995, and $1.2 billion for year ended Dec. 31, 1994. Interest capitalized was $5, $4 and $1 million for the years ended Dec. 28, 1996, Dec. 30, 1995, and Dec. 31, 1994, respectively.

7. LEASE AND SERVICE AGREEMENTS
The Company leases certain stores, office facilities, warehouses, computers and transportation equipment.
        Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Certain leases include renewal or purchase options. Operating lease rentals were $365, $357 and $341 million, including contingent rentals of $66, $66 and $62 million, for the years ended Dec. 28, 1996, Dec. 30, 1995 and Dec. 31, 1994, respectively.
        Minimum lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of Dec. 28, 1996, were:

-----------------------------------------------------------------
                                               Capital  Operating
millions                                        leases     leases
-----------------------------------------------------------------
1997                                              $ 56     $  279
1998                                                52        259
1999                                                49        231
2000                                                47        207
2001                                                44        189
After 2001                                         611      1,006
-----------------------------------------------------------------
Minimum payments                                  $859     $2,171
-----------------------------------------------------------------
Executory costs (principally taxes)                 26
Imputed interest                                   493
-----------------------------------------------------------------
Present value of minimum lease payments,
  principally long-term                           $340
-----------------------------------------------------------------


        The Company has a minority interest in Advantis, which began operations in December 1992. Advantis is a joint venture between International Business Machines ("IBM") and the Company which provides data and voice networking and information processing services to the Company and others. Total expenses incurred by the Company for these services during the years 1996, 1995 and 1994 were $327, $270 and $311 million, respectively. The Company has committed to purchase services of at least $216 million annually through 2004.

8. FINANCIAL INSTRUMENTS
In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving off-balance sheet financial instruments. The fair value estimates of financial instruments presented are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have also not been considered in estimating fair value. As a number of the Company's significant assets (including merchandise inventories, property and equipment, and deferred income taxes) and liabilities are not considered financial instruments, the following disclosures do not reflect the fair value of the Company as a whole.

p. 36
                            Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

     For financial instruments which are short-term in nature, such as other receivables, short-term borrowings, accounts payable and other liabilities, carrying value approximates fair value. The fair value of other financial instruments is as follows:

---------------------------------------------------------------------
                                      1996               1995
---------------------------------------------------------------------
                                Carrying   Fair   Carrying   Fair
     millions                    Value     Value   Value    Value
---------------------------------------------------------------------
     Credit card receivables     $21,563  $22,185   $20,106  $20,763
     Long-term debt (excluding
       capitalized leases)        14,554   14,867    11,461   12,212
---------------------------------------------------------------------



     Credit card receivables are valued by discounting estimated future cash flows. The estimated cash flows reflect the historical cardholder payment experience and are discounted at market rate.
     Long-term debt is valued based on quoted market prices when available or discounted cash flows, using interest rates currently available to the Company on similar borrowings.

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

Debt-related
The Company had the following off-balance sheet financial instruments related to its outstanding borrowings at Dec. 28, 1996 and Dec. 30, 1995:





                                                      December 28, 1996
------------------------------------------------------------------------
                                          Contract or
                                             Notional   Fair      Carrying
millions                                       Amount   Value     Value
-------------------------------------------------------------------------
Interest rate swap agreements:
   Pay floating rate, receive fixed rate         $805     $16       $ --
   Pay fixed rate, receive floating rate          996    (394)        --
Interest rate cap agreement                       200      --         --
Foreign currency hedge agreements                 110      (4)        --
-------------------------------------------------------------------------







                                                     December 30, 1995
------------------------------------------------------------------------
                                       Contract or
                                          Notional    Fair   Carrying
millions                                    Amount   Value      Value
------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate      $805     $35       $--
  Pay fixed rate, receive floating rate     1,411    (504)       --
Interest rate cap agreement                   200      --        --
Foreign currency hedge agreements             110      --        --
------------------------------------------------------------------------


        The Company uses interest rate swaps and caps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 5.50% and received a weighted average rate of 6.80% in 1996. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 8.02% and received a weighted average rate of 5.44% in 1996. The fair values of interest rate swaps and caps are based on prices quoted from dealers. If a counterparty fails to meet the terms of a swap or cap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life.
     Maturity dates of the off-balance sheet financial instruments outstanding at Dec. 28, 1996 were as follows:

                                         Notional amount
------------------------------------------------------------
                                                        Over
millions                          1 year  2-5 years  5 years
------------------------------------------------------------
Interest rate swap agreements      $127    $1,078     $596
Interest rate cap agreement         200        --       --
Foreign currency hedge agreements   100        10       --
------------------------------------------------------------



Credit-related
The Company had outstanding domestic securitized credit card receivables sold with limited recourse of $6.33 and $4.55 billion at Dec. 28, 1996 and Dec. 30, 1995, respectively. The Company's credit risk exposure was contractually limited to $522 million at Dec. 28, 1996. The Company had estimated accrued liabilities associated with this credit exposure included in the balance sheet of $230 and $176 million at Dec. 28, 1996 and Dec. 30, 1995, respectively. A portion of the securitized receivables is collateralized by personal property.

Other

The Company had a financial guaranty of $84 million at Dec. 28, 1996.
This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds issued in connection with the Company's headquarters building. No amounts were accrued in the balance sheet for any potential loss associated with this guaranty at Dec. 28, 1996 and Dec. 30, 1995.


                            Sears annual report 1996                          37

S E A R S ,   R O E B U C K   A N D   C O .
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
The Company grants credit to customers throughout North America.
The five states in which the Company had the largest amount of gross credit card receivables, including those sold with recourse, were as follows:

-----------------------------------
millions               1996    1995
-----------------------------------
California           $2,680  $2,337
Texas                 2,191   1,912
Florida               1,982   1,785
New York              1,552   1,358
Pennsylvania          1,478   1,364
-----------------------------------

10. LEGAL PROCEEDINGS
Various legal and governmental proceedings are pending against the Company, many involving routine litigation incidental to the businesses. Other matters contain allegations which are nonroutine and involve compensatory, punitive or antitrust treble damage claims in very large amounts, as well as other types of relief.
        The consequences of these matters are not presently determinable but, in the opinion of the management of the Company after consulting with legal counsel, the ultimate liability in excess of reserves currently recorded is not expected to have a material effect on annual results of operations, financial position, liquidity or capital resources of the Company.

11. ACQUISITION OF BUSINESS
During September 1996, the Company acquired the outstanding stock of Orchard Supply Hardware Stores Corporation ("Orchard") for $309 million. As of Dec. 28, 1996, Orchard operated 65 hardware superstores in California. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of approximately $220 million, which is included in other assets. Orchard's results of operations are not material to the Company's consolidated results of operations.

12. EXTRAORDINARY GAIN
On Nov. 7, 1994, the Company transferred Sears Tower and all related assets and liabilities to a third party as trustee of a trust and was released from the related non-recourse mortgages encumbering the building. In connection with this transaction, the Company recorded an after-tax extraordinary gain of $195 million ($319 million pretax) related to the early extinguishment of debt.

13. SHAREHOLDERS' EQUITY

DIVIDEND PAYMENTS
Certain indentures relating to the long-term debt of Sears, Roebuck and Co., which represent the most restrictive contractual limitation on the payment of dividends, provide that the Company cannot take specified actions, including the declaration of cash dividends, which would cause its consolidated unencumbered assets, as defined, to fall below 150% of its consolidated liabilities, as defined. At Dec. 28, 1996, approximately $1.9 billion could be paid in dividends to shareholders under the most restrictive indentures.

PREFERRED SHARES
The 8.88% Preferred Shares, First Series ("8.88% Preferred Shares") were issued in the form of 13 million depository shares having cumulative dividends of $2.22 annually and a liquidation preference of $25 per depository share plus accrued dividends. The Company redeemed all the 8.88% Preferred Shares on November 12, 1996, at a redemption price of $25 per depository share plus accrued dividends to the redemption date.
        The Series A Mandatorily Exchangeable Preferred Shares were issued in the form of 28.75 million depository shares having an annual, cumulative dividend of $3.75 per depository share. The Company exchanged the PERCS for common shares on Mar. 20, 1995. Holders of depository shares received 1.24 common shares for each depository share. The total number of common shares delivered upon exchange was 35.7 million.

SHARE REPURCHASE PROGRAM
On March 13, 1996, the Board of Directors approved a common share repurchase program for the purpose of acquiring shares for distribution under employee stock-based incentive plans. The Company plans to acquire up to ten million Sears common shares on the open market. Through Dec. 28, 1996, 3.4 million common shares have been acquired under the repurchase program.


p. 38                       Sears annual report 1996

S E A R S ,   R O E B U C K   A N D   C O .

STOCK OPTION PLANS
In October 1995, SFAS No. 123, "Accounting For Stock-Based Compensation," was issued and is effective for financial statements for fiscal years beginning after December 1995. As permitted by the statement, the Company will continue to measure compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the fair value method outlined in SFAS No. 123, the impact on the Company's net income and earnings per common share would not have been material.
        Options to purchase common stock of the Company have been granted to employees under various plans at prices equal to the fair market value of the stock on the dates the options were granted. Options are generally exercisable in not more than four equal, annual installments beginning one year after the date of grant, and generally expire in 10 or 12 years.
        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used during the respective years to estimate the fair value of options granted:

-------------------------------------------------------------------------------
                                                               1996        1995
-------------------------------------------------------------------------------
Dividend yield                                                1.86%       3.08%
Expected volatility                                             28%         28%
Risk-free interest rate                                       6.23%       6.43%
Expected life of options                                    6 years     6 years
-------------------------------------------------------------------------------

        Changes in stock options were as follows:

------------------------------------------------------------------------------------------------------------------
                                                                        1996                                  1995
------------------------------------------------------------------------------------------------------------------
                                                                    Weighted                              Weighted
                                                                     Average                               Average
                                                                    Exercise                              Exercise
thousands of shares                                Shares              Price             Shares              Price
------------------------------------------------------------------------------------------------------------------
Beginning balance                                  18,721             $22.83             11,523             $40.08
Granted                                               750              48.65              3,018              27.52
Exercised                                          (4,358)             19.71             (3,121)             25.14
Canceled or expired                                  (724)             25.12             (1,319)             30.13
Adjustment due to
 Allstate distribution                                 --                 --              8,620              21.84
------------------------------------------------------------------------------------------------------------------
Ending balance                                     14,389             $25.00             18,721             $22.83
------------------------------------------------------------------------------------------------------------------
Reserved for future
  grant at year end                                16,655                                16,795
Exercisable                                         6,560             $22.65              6,812             $19.43
------------------------------------------------------------------------------------------------------------------
Weighted average fair value
 of options granted
 during the year                                                      $16.33                                $10.63
------------------------------------------------------------------------------------------------------------------


        The following table summarizes information about fixed stock options outstanding at Dec. 28, 1996:

------------------------------------------------------------------------------------------------------------------
                                           Options Outstanding                              Options Exercisable
------------------------------------------------------------------------------------------------------------------
           Number                           Weighted-Avg.
           Range of                             Remaining       Weighted-Avg.            Number      Weighted-Avg.
           Exercise        Outstanding   Contractual Life           Exercise        Exercisable           Exercise
           Prices          at 12/28/96           in Years              Price        at 12/28/96              Price
------------------------------------------------------------------------------------------------------------------
   $10.00 to $20.00              1,941                6.7              15.64              1,441              15.30
    20.01 to  30.00             10,443                7.8              24.23              4,699              24.08
    30.01 to  40.00              1,269               10.5              31.91                420              31.91
    40.01 to  52.00                736                9.2              48.69                 --                 --
------------------------------------------------------------------------------------------------------------------
   $10.00 to $52.00             14,389                N/A                N/A              6,560                N/A
------------------------------------------------------------------------------------------------------------------



        In 1995, the number and exercise price of outstanding stock options were adjusted for the dilutive effect of the spin-off of Allstate.

14. SUMMARY OF SEGMENT DATA
The Company operates primarily in the retailing industry. A summary by segment is as follows:

-------------------------------------------------------------------------------------------
millions                                                        1996        1995       1994
-------------------------------------------------------------------------------------------
REVENUES
Domestic operations                                          $34,848     $31,628    $29,461
International operations                                       3,388       3,367      3,649
-------------------------------------------------------------------------------------------
Total                                                        $38,236     $34,995    $33,110
--------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES
Domestic operations                                          $ 2,106     $ 1,739     $1,425
International operations                                          (1)        (11)        46
--------------------------------------------------------------------------------------------

Total                                                        $ 2,105     $ 1,728     $1,471
--------------------------------------------------------------------------------------------

NET INCOME (LOSS)
Domestic operations                                          $ 1,276     $ 1,055     $  864
International operations                                          (5)        (30)        (7)
Discontinued operations                                           --         776        402
Extraordinary gain                                                --          --        195
--------------------------------------------------------------------------------------------
Total                                                        $ 1,271     $ 1,801     $1,454
--------------------------------------------------------------------------------------------
ASSETS
Domestic operations                                          $33,228     $30,519    $27,554
International operations                                       2,939       2,611      2,527
Net assets of discontinued operations                             --          --      7,231
--------------------------------------------------------------------------------------------
Total                                                        $36,167     $33,130    $37,312
--------------------------------------------------------------------------------------------





                            Sears annual report 1996                       p. 39

S E A R S ,   R O E B U C K   A N D   C O .


Five-Year Summary of Consolidated Financial Data

-----------------------------------------------------------------------------------------------------------------------------
millions, except per common share and shareholder data       1996          1995          1994           1993          1992
-----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                   $ 38,236       $ 34,995      $ 33,110       $ 30,518      $ 33,007
Costs and expenses                                           34,788         31,917        30,377         28,356        31,816
Restructuring                                                    --             --            --             --         2,782
Interest                                                      1,365          1,373         1,279          1,318         1,389
Operating income (loss)                                       2,083          1,705         1,454            844        (2,980)
Other income                                                     22             23            17            110           129
Income (loss) before income taxes (benefit)                   2,105          1,728         1,471            954        (2,851)
Income taxes (benefit)                                          834            703           614            329        (1,039)
Income (loss) from continuing operations                      1,271          1,025           857            625        (1,812)
Income (loss) from discontinued operations                       --            776           402          1,960          (247)
Extraordinary gain (loss)                                        --             --           195           (211)          --
Cumulative effect of accounting changes                          --             --            --             --        (1,873)
Net income (loss)                                             1,271          1,801         1,454          2,374        (3,932)

FINANCIAL POSITION
Credit card receivables                                    $ 21,563       $ 20,106      $ 18,201       $ 15,906      $ 13,878
Property and equipment, net                                   5,878          5,077         4,253          4,401         4,574
Merchandise inventories                                       4,646          4,033         4,044          3,518         4,048
Net assets of discontinued operations                            --             --         7,231          8,701        10,731
Total assets                                                 36,167         33,130        37,312         37,911        39,540
Short-term borrowings                                         3,533          5,349         6,190          4,636         4,469
Long-term debt                                               14,907         11,774         9,985         10,790        12,432
    Total debt                                               18,440         17,123        16,175         15,426        16,901
    Percent of debt to equity                                   373%           391%          453%           521%         N/M
Shareholders' equity                                       $  4,945       $  4,385      $ 10,801       $ 11,664      $ 10,773

SHAREHOLDERS' COMMON STOCK INVESTMENT
Book value per common share (year end)                     $  12.63       $  10.40      $  29.78       $  32.32      $  30.21
Shareholders                                                243,986        256,624       262,387        291,320       337,892
Average common and equivalent shares outstanding                399            394           389            383           370
Earnings (loss) per common share
    Income (loss) from continuing operations               $   3.12       $   2.53      $   2.13       $   1.56      $  (4.98)
    Income (loss) from discontinued operations                   --           1.97          1.03           5.12         (0.67)
    Extraordinary gain (loss)                                    --             --          0.50          (0.55)          --
    Cumulative effect of accounting changes                      --             --            --             --         (5.07)
    Net income (loss)                                          3.12           4.50          3.66           6.13        (10.72)
Cash dividends declared per common share                   $    .92       $   1.26      $   1.60       $   1.60      $   2.00
Cash dividend payout percent                                   29.5%          28.0%         43.7%          26.1%        N/M
Market price - common stock (high-low)                     53 7/8-38 1/4     60-30      55 1/8-42 1/8  60 1/8-39 7/8    48-37
-----------------------------------------------------------------------------------------------------------------------
Closing market price at December 31                              46          39            46            52          45
-----------------------------------------------------------------------------------------------------------------------
Price/earnings ratio (high-low)                              17- 12       16-12         15-12          10-7         N/M
-----------------------------------------------------------------------------------------------------------------------


Operating results and financial position reflect as discontinued operations the following entities and the year of disposition: Allstate - 1995, Homart - 1995, Dean Witter, Discover & Co. - 1993, Coldwell Banker residential services businesses - 1993.

The cumulative effect of accounting changes in 1992 reflects the adoption of SFAS No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions."

The percent of debt to equity is calculated using equity from continuing operations.

The 1995 price/earnings ratio was calculated on a continuing operations basis.

Stock prices have not been restated to reflect the Allstate and Dean Witter distributions.

N/M--Not meaningful.


p.40                        Sears annual report 1996

S E A R S ,  R O E B U C K   A N D   C O .

QUARTERLY RESULTS (Unaudited)


                                          First Quarter     Second Quarter     Third Quarter     Fourth Quarter        Year
---------------------------------------------------------------------------------------------------------------------------------
millions, except per common share data     1996     1995     1996     1995     1996     1995     1996     1995     1996     1995
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                 $7,995   $7,463   $9,132   $8,226   $9,067   $8,440  $12,042  $10,866  $38,236  $34,995
---------------------------------------------------------------------------------------------------------------------------------
Operating income                            246      209      436      345      446      374      955      777    2,083    1,705
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations           151      124      274      218      279      228      567      455    1,271    1,025
Discontinued operations                      --      435       --      341       --       --       --       --       --      776
  Net income                               $151     $559     $274     $559     $279     $228     $567     $455   $1,271   $1,801
---------------------------------------------------------------------------------------------------------------------------------
Earnings per common share
Income from continuing operations          0.36     0.30     0.67     0.54     0.68     0.56     1.42     1.13     3.12     2.53
Discontinued operations                      --     1.11       --     0.87       --       --       --       --       --     1.97
  Net income                              $0.36    $1.41    $0.67    $1.41    $0.68    $0.56    $1.42    $1.13    $3.12    $4.50
---------------------------------------------------------------------------------------------------------------------------------


The fourth quarter pretax LIFO adjustments were credits of $27 and $5 million in 1996 and 1995, compared with charges of $46 and $24 million for the first nine months of the respective years.

Total of quarterly earnings per common share may not equal the annual amount as net income per common share is calculated independently for each quarter.


COMMON STOCK MARKET INFORMATION AND DIVIDEND HIGHLIGHTS (Unaudited)



                             First Quarter     Second Quarter     Third Quarter     Fourth Quarter         Year
-------------------------------------------------------------------------------------------------------------------
dollars                      1996     1995     1996      1995     1996     1995     1996      1995    1996     1995
-------------------------------------------------------------------------------------------------------------------
Stock price range
  High                       51 7/8   54 1/8   53 7/8    60       49 1/8   37 5/8   51 3/4    40 3/4  53 7/8   60
  Low                        38 1/4   44 1/8   46 1/4    51 1/4   39 7/8    30       44       32 1/2  38 1/4   30
  Close                      48 3/4   53 3/8   48 5/8    59 1/2   44 3/4   36 7/8   47 3/8      39    47 3/8   39
Cash dividends declared      .23      .40      .23       .40      .23      .23      .23       .23     .92     1.26
-------------------------------------------------------------------------------------------------------------------


Stock price ranges are for the New York Stock Exchange (trading symbol - S), which is the principal market for the Company's common stock.

The 1995 third-quarter prices reflect the when-issued price for the Company's common stock due to the Allstate spin-off.

Stock prices prior to July 1, 1995 have not been restated to reflect the Allstate distribution.

The number of registered common shareholders at Feb. 28, 1997 was 242,246.

In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges: Chicago; Pacific, San Francisco; London, England; Amsterdam, The Netherlands; Swiss, EBS.



                            Sears annual report 1996                        p.41