Form 10-K405, Exhibit 13
period 1998-01-03
SEARS ROEBUCK & CO
filed 1998-03-13
CIK 319256

Exhibit 13

--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Consolidated Statements of Income
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
millions, except per common share data                                 1997     1996     1995
---------------------------------------------------------------------------------------------
REVENUES
Merchandise sales and services                                      $36,371  $33,751  $31,133
Credit revenues                                                       4,925    4,313    3,702
---------------------------------------------------------------------------------------------
               Total revenues                                        41,296   38,064   34,835
---------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales, buying and occupancy                                  26,769   24,889   23,160
Selling and administrative                                            8,331    8,059    7,428
Provision for uncollectible accounts                                  1,532      971      589
Depreciation and amortization                                           786      697      580
Interest                                                              1,409    1,365    1,373
Reaffirmation charge                                                    475       --       --
---------------------------------------------------------------------------------------------
               Total costs and expenses                              39,302   35,981   33,130
---------------------------------------------------------------------------------------------
Operating income                                                      1,994    2,083    1,705
Other income                                                            106       22       23
---------------------------------------------------------------------------------------------
Income before income taxes                                            2,100    2,105    1,728
Income taxes                                                            912      834      703
---------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                     1,188    1,271    1,025
Discontinued operations                                                  --       --      776
---------------------------------------------------------------------------------------------
NET INCOME                                                          $ 1,188  $ 1,271  $ 1,801
---------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - BASIC:
               Income from continuing operations,
                after allowing for dividends on preferred shares    $  3.03  $  3.18  $  2.56
               Discontinued operations                                   --       --     1.99
---------------------------------------------------------------------------------------------
               Net income                                           $  3.03  $  3.18  $  4.55
---------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - DILUTED:
               Income from continuing operations,
                after allowing for dividends on preferred shares    $  2.99  $  3.12  $  2.53
               Discontinued operations                                   --       --     1.97
---------------------------------------------------------------------------------------------
               Net income                                           $  2.99  $  3.12  $  4.50
---------------------------------------------------------------------------------------------
See accompanying notes.



20   SEARS  ANNUAL REPORT 1997

--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Analysis of Consolidated Operations
--------------------------------------------------------------------------------

Sears, Roebuck and Co. ("the Company") is a multi-line retailer providing a wide array of merchandise and services in the United States and Canada. Operating results for the Company are reported for two business segments.
     The domestic operations segment includes the Company's operations in the United States and Puerto Rico. The Company's domestic operations are comprised of the following:

-    Retail - consisting of:

     - Full-line Stores, located principally in shopping malls, which sell apparel, home fashions and hardlines merchandise.

     -   Specialty stores consisting of:

         - Home Stores, which are comprised of Hardware, Sears Dealer and HomeLife furniture stores and Commercial Sales.

         - Auto Stores, which consist of two divisions: the Sears Tire Group, which sells and installs tires, batteries and related goods and services through Sears Auto Centers and the NTB National Tire & Battery stores; and the Parts Group, which sells automotive parts through Parts America stores.

-    Services - consisting of:

     - Home Services, which provides product repair services, service contracts, and installed home improvements, which are provided by the Company's associates and licensee partners.

     - Direct Response Marketing, which provides specialty catalogs, insurance (credit protection and life), clubs and services memberships, and impulse and continuity merchandise.

- Credit - which manages the Company's portfolio of receivables arising from purchases of merchandise and services from domestic operations. The domestic credit card receivables portfolio consists primarily of Sears Card account balances.

- Corporate - includes activities that are of an overall holding company nature, primarily consisting of administrative activities, the costs of which are not allocated to the Company's businesses.

     The international operations segment consists of similar retail, services and credit operations conducted in Canada through Sears Canada Inc. ("Sears Canada"), a 54.8% owned subsidiary. On Dec. 9, 1996, the Company's ownership percentage was reduced from 61.1% as Sears Canada issued approximately ten million previously unissued shares of stock. International operations were also conducted through Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico"), a previously 75.5% owned subsidiary. In 1997, the Company sold 60% of the outstanding shares of Sears Mexico to Grupo Carso S.A. de C.V. Thereafter, Sears Mexico's results are no longer included in the Company's consolidated operations.

     In 1995, the Company divested its insurance (The Allstate Corporation) and real estate (Homart Development Co.) subsidiaries. The consolidated financial statements present these results as discontinued operations, as discussed in note 2 to the consolidated financial statements.
     Throughout the analyses of consolidated operations and financial condition, certain prior year information has been reclassified to conform with current year presentation. Also, all references to earnings per share relate to diluted earnings per common share.


RESULTS OF OPERATIONS
Income from continuing operations was as follows:
---------------------------------------------------------------------------------------
millions                                                           1997    1996    1995
---------------------------------------------------------------------------------------
Domestic operations                                              $1,203  $1,276  $1,055
International operations                                            (15)     (5)    (30)
---------------------------------------------------------------------------------------
     Total income from continuing operations                     $1,188  $1,271  $1,025
---------------------------------------------------------------------------------------

     Income from continuing operations in 1997 declined 6.6% to $1.19 billion, or $2.99 per share, from $1.27 billion, or $3.12 per share for 1996. Results for 1997 were impacted by several significant noncomparable items, which in the aggregate lowered net income by $115 million. The most notable of these items include the cost relating to the Company's handling of certain credit reaffirmation agreements, the gain on the sale of the Advantis data services business, and the positive effect from the adoption of Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective Jan. 1, 1997.

The effect of these and other noncomparable items is summarized as follows:


---------------------------------------------------------------------
                                                             Earnings
millions, except per share                       After-tax  per share
---------------------------------------------------------------------
1997 Net income before noncomparable items          $1,303     $ 3.27
     Reaffirmation charge                             (320)     (0.80)
     SFAS No. 125 accounting change                    136       0.35
     Sale of Advantis                                   91       0.23
     Other                                             (22)     (0.06)
---------------------------------------------------------------------
1997 Net income as reported                         $1,188     $ 2.99
---------------------------------------------------------------------



     The reaffirmation charge of $475 million ($320 million after-tax) represents the estimated cost of the settlement of certain lawsuits and investigations by regulatory agencies that alleged that the Company had violated the United States Bankruptcy Code and consumer protection laws in various states through activities related to certain debt reaffirmation agreements. This estimate is based on management's assumptions as to the ultimate outcome of future events and uncertainties. Actual results could differ from this estimate and there can be no assurance that additional costs will not be incurred.

                                                   ANNUAL REPORT 1997  SEARS  21

--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Analysis of Consolidated Operations (continued)
--------------------------------------------------------------------------------

     SFAS No. 125 requires the recognition of gains and losses on credit card securitizations that qualify as sales. The statement also indicates that an allowance for uncollectible accounts should not be maintained for securitized receivables that are sold. Implementation of SFAS No. 125 provided incremental net income of $136 million in 1997 and reduced reported credit revenues, selling and administrative expense and the provision for uncollectible accounts by $321 million, $126 million and $417 million, respectively.
     In 1997, the Company sold its 30% equity interest in Advantis, a joint venture between IBM and the Company, to IBM, which resulted in a pretax gain of $150 million ($91 million after-tax) recorded in other income.
     Other noncomparable items in 1997 include a loss on the sale of Sears Mexico, which is further discussed in the international segment, a one-time gain related to postretirement life insurance benefit plan changes, and a charge to complete the conversion of the Western Auto operations to the Parts America format.
     In 1997, the Company announced changes to its postretirement life insurance benefit plan. Retiree life insurance benefits were eliminated for all active associates not retired by Dec. 31, 1997. This plan change resulted in a one-time gain of $61 million ($37 million after-tax) recorded as a reduction of selling and administrative expense. In connection with the elimination of retirement life insurance benefits for active associates, the Company also announced the reduction over a ten year period in the death benefit for certain retirees, which will generate annual after-tax savings of approximately $35 million.
     The Company accelerated its plan to complete the conversion of Western Auto operations to the new Parts America format in 1997 and, as a result, recorded a charge of $38 million ($23 million after-tax) related to this initiative. As of year-end, the Company has substantially completed its conversion to the parts-only format consisting of 576 domestic Parts America stores.
     In 1997, net income before noncomparable items was $1.30 billion, an increase of 4.8% per share to $3.27, from 1996. The improved profitability of the domestic retail and services businesses, coupled with strong Sears Canada performance, was largely offset by a decline in credit results due to an increase in the domestic provision for uncollectible accounts, reflecting the continuing trend of increased delinquencies and charge-offs.
     Net income in 1996 was $1.27 billion, an increase of 23.3% per share to $3.12, compared to income from continuing operations of $1.03 billion, or $2.53 per share, for 1995. The increase was a result of strong merchandise sales and improved margins coupled with higher credit operating income.

DOMESTIC OPERATIONS
Domestic operating results for 1997 were significantly impacted by the following noncomparable items as previously discussed:

  -  Reaffirmation charge
  -  Implementation of SFAS No. 125
  -  Postretirement life insurance gain
  -  Charge for conversion to Parts America format

     In order to present a discussion of 1997 domestic operating results on a consistent basis with prior years, the effect of these noncomparable items will be excluded from the domestic operations discussion as follows:


-------------------------------------------------------------------------------------
                                      1997   Effect of
                            excluding non-        non-           As Reported
                                comparable  comparable ------------------------------
millions                             items       items     1997         1996     1995
-------------------------------------------------------------------------------------
Merchandise sales and services     $33,159     $    --  $33,159      $30,681  $28,117
Credit revenues                      4,970        (321)   4,649        3,995    3,351
-------------------------------------------------------------------------------------
  Total domestic revenues           38,129        (321)  37,808       34,676   31,468
-------------------------------------------------------------------------------------
Cost of sales,
  buying and occupancy              24,407          14   24,421       22,584   20,865
  Gross margin %                      26.4%                26.4%        26.4%    25.8%
Selling and administrative           7,722        (171)   7,551        7,261    6,650
  % of total revenues                 20.3%                20.0%        20.9%    21.1%
Provision for
  uncollectible accounts             1,910        (417)   1,493          916      528
Depreciation and amortization          718           8      726          630      513
Interest                             1,290          --    1,290        1,191    1,183
Reaffirmation charge                    --         475      475           --       --
-------------------------------------------------------------------------------------
  Total costs and expenses          36,047         (91)  35,956       32,582   29,739
-------------------------------------------------------------------------------------
Operating income                   $ 2,082     $  (230) $ 1,852      $ 2,094  $ 1,729
-------------------------------------------------------------------------------------

MERCHANDISE SALES AND SERVICES revenues and related information are as follows:

-------------------------------------------------------------------------------------
millions, except number of stores                          1997         1996     1995
-------------------------------------------------------------------------------------
Full-line Stores revenues                               $22,839      $21,581  $20,049
Specialty store revenues                                  7,247        6,281    5,360
-------------------------------------------------------------------------------------
Total retail revenues                                    30,086       27,862   25,409
Services revenues                                         3,073        2,819    2,708
-------------------------------------------------------------------------------------
  Merchandise sales and services*                       $33,159      $30,681  $28,117
-------------------------------------------------------------------------------------
Number of Full-line Stores                                  833          821      806
Number of specialty stores                                2,697        2,550    2,264
-------------------------------------------------------------------------------------
Total retail stores                                       3,530        3,371    3,070
-------------------------------------------------------------------------------------
Retail store revenues per selling square foot**         $   318      $   321  $   323
-------------------------------------------------------------------------------------
Comparable store sales percentage increase                  2.3%         5.8%     4.7%
-------------------------------------------------------------------------------------


* Excluding the 53rd week in 1997, total merchandise sales and services increased 6.1%.

** 1997 revenues per square foot calculation excludes the 53rd week.


22  SEARS  ANNUAL REPORT 1997

--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Analysis of Consolidated Operations (continued)
--------------------------------------------------------------------------------

     Retail revenues increased 8.0% in 1997 to $30.09 billion, compared to a 9.7% increase in 1996.
     Full-line Stores revenues increased 5.8% in 1997 and continue to benefit from the Company's ongoing remodeling and modernization program. In 1997, revenues also benefited from the net addition of 12 Full-line Stores as 21 stores were opened and nine were closed. In 1996, 27 Full-line Stores were opened and 12 were closed.
     In Full-line Stores, apparel sales gains in 1997 were led by increases in women's ready-to-wear, children's and men's fashions and footwear. The Company has continued its initiatives to grow the apparel business, which include remodeling the Full-line Stores, offering more varied national brand-name merchandise, and developing private brand fashion merchandise for select lines. Hardlines merchandise had a solid revenue increase in 1997 led by strong sales growth in home appliances and electronics merchandise, partially offset by a decline in home improvement merchandise sales.

COMPARABLE STORE
SALES GROWTH        [ BAR GRAPH ]

SEARS

     95    96    97
    4.7%  5.8%  2.3%



     In 1996, the increase in Full-line Stores revenues was led by significant gains in apparel sales. Sales increases were strongest in women's ready-to-wear, children's and men's fashions and footwear. Hardlines merchandise had solid revenue growth in 1996 led by sales of Craftsman tools, hardware and lawn and garden merchandise. Also contributing to the hardlines sales increase were sales growth in home appliances and electronics merchandise.
     In addition to solid growth in the Full-line Stores revenues, specialty store revenues increased sharply to $7.25 billion in 1997 from $6.28 billion in 1996 due to the strong revenue performance in Home Stores, slightly offset by a decline in Auto Stores revenues.
     The revenue increase in Home Stores for 1997 as compared to 1996 primarily resulted from a full year of sales from the Orchard Supply Hardware Stores compared to the prior year, which included only fourth quarter sales. In addition, 33 new Hardware stores were opened in 1997. Sears Dealer stores revenues improved as 124 new stores were added and comparable store sales increases over 1996 remained strong. In 1997, the HomeLife business focused on high concentration markets in order to better leverage logistics and advertising costs. As such, 23 locations were closed and three new stores were opened.
     The Auto Stores 1997 revenues declined slightly from 1996 as comparable store sales decreased from prior year levels. Results were adversely affected by the store conversions in both the Sears Tire Group and Parts Group. In the Sears Tire Group, Tire America and NTW stores were converted into a single format, NTB National Tire & Battery, and in the Parts Group, Western Auto stores were converted into the new Parts America format. As the conversion process took place, stores were either closed or operated while under construction resulting in a loss of revenues. As of year end, the Company has substantially completed both conversion plans and operates 326 NTB National
Tire & Battery stores and 576 Parts America stores in addition to its 780
Sears Auto Centers.
     Specialty store revenues increased $921 million, or 17.2%, in 1996 over 1995 due to the addition of new stores and solid revenue performance from existing stores. Home Stores revenues improved over 1995 through expansion of Hardware stores as 61 Orchard Supply Hardware Stores were acquired in Sept. 1996. Sears Dealer stores and HomeLife furniture stores also helped increase revenues due to openings of 120 and 12 new stores, respectively.
     Auto Stores experienced solid revenue growth in 1996 as compared to 1995 as the Sears Tire Group added 40 new stores. The Parts Group opened 67 new stores throughout 1996 and converted 50 Western Auto stores to the new Parts America format.
     Because of their diverse products and design, the Company's various store formats have different sales productivity (revenue per selling square foot). In 1997, the decrease in overall retail store revenues per selling square foot is attributable to the changing store mix.
     Services revenues, generated primarily by the Home Services business, increased 9.0% in 1997. Home Services revenues improved due to increased in-home repair services and growth in major home improvement services. The Company has undertaken several initiatives in 1997 to grow the Home Services business, including the introduction of a national marketing program and investment in repair service technology. The Company plans future growth in the Home Services business through market expansion, improved marketing effectiveness, and strengthening of licensee partners. Direct Response
Marketing revenues in 1997 increased substantially from 1996 due to continued strength of its insurance programs.
     In 1996, Services revenues improved primarily due to growth in Home Services, as revenue gains on service contract sales and in-store installation sales were partially offset by a decline in installed home improvements due to the termination of a significant licensee. Direct Response Marketing revenues in 1996 achieved strong improvement over the prior year due to increased member-ships in its insurance programs.
     CREDIT REVENUES in 1997, increased 24.4% to $4.97 billion, reflecting higher receivable balances and increased late fees as new pricing initiatives took effect. A summary of credit information is as follows (all amounts relate to managed receivables unless otherwise noted and have been restated to include Puerto Rico credit results and balances):

-----------------------------------------------------------------------------
                                                       1997     1996     1995
-----------------------------------------------------------------------------
Sears Card as a % of sales*                            55.1%    56.6%    56.6%
Average account balance (dollars)                   $ 1,058  $   977  $   914
Average managed credit card receivables (millions)  $27,150  $24,631  $21,989
-----------------------------------------------------------------------------

* Sears Card as a % of sales has been restated to include Full-line Stores, Home Stores, Home Services, Sears Auto Centers and Retail Outlet Stores.

     The percentage of merchandise sales and services transacted with the Sears Card in 1997 declined to 55.1% compared to 56.6% in 1996, due to fewer new accounts. In 1996, credit revenues increased 19.2% to $4.00 billion as receivables balances continued to grow resulting from strong merchandise sales. The uniform pricing initiative that began in 1995 also had a positive effect on 1996 credit revenue growth.



                                                    ANNUAL REPORT 1997 SEARS 23

--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Analysis of Consolidated Operations (continued)
--------------------------------------------------------------------------------


     GROSS MARGIN as a percentage of merchandise sales and services in 1997 remained flat with 1996 at 26.4%. Retail gross margin rate declined due to higher promotional activity, but was offset by margin improvement in the Company's services businesses. In 1996, gross margin as a percentage of merchandise sales and services improved substantially to 26.4% from 25.8% in 1995. The domestic gross margin rate benefited from a shift in sales to higher margin apparel merchandise, improved logistics costs and savings realized from merchandising sourcing initiatives.

DOMESTIC OPERATIONS                   [ BAR GRAPH ]
Selling and Administration Expense
Percent of Revenues

excluding noncomparable items
  95     96      97
21.1%  20.9%   20.3%

     SELLING AND ADMINISTRATIVE EXPENSE as a percentage of total domestic revenues in 1997 improved 60 basis points to 20.3% from 20.9% in 1996. This improvement was primarily attributable to leveraging payroll and other employee related costs. The retail selling and administrative expense ratio improved substantially in 1997, but was partially offset by increased marketing costs in Services. In 1996, selling and administrative expense as a percentage of revenues improved 20 basis points to 20.9% from 21.1% in 1995. The improvement resulted from a decline in payroll and marketing costs as a percentage of revenues.
     PROVISION FOR UNCOLLECTIBLE ACCOUNTS and related information is as follows:

-----------------------------------------------------------------------------
millions                                             1997      1996      1995
-----------------------------------------------------------------------------
Provision for uncollectible accounts               $1,910     $ 916     $ 528

Delinquency rates*                                   7.00%     5.40%     4.16%
Net credit charge-offs to average
  managed credit card receivables                    6.48%     4.21%     3.13%

Allowance for uncollectible owned accounts         $1,077     $ 753     $ 755
-----------------------------------------------------------------------------

* Under the Company's proprietary credit system, an account is generally considered delinquent when the past due balance is three times the scheduled minimum monthly payment.

     The provision for uncollectible accounts increased 108.6% from 1996. The increase is primarily attributable to the continued trend of increased delinquencies and bankruptcies, growth in the credit card receivables portfolio, and a reduced rate of credit reaffirmations. The provision includes a $324 million addition to the allowance for uncollectible accounts in 1997, bringing the allowance balance to $1.08 billion compared to $753 million in 1996. The Company continued to experience an increase in its delinquency and charge-off rate throughout 1997, while a number of other credit card issuers reported a flattening in their rates. If the Company's delinquency and charge-off rate trend continues, the resulting increases in the provision for uncollectible accounts could have a significant adverse effect on the Company's overall operating results in future periods. The provision for uncollectible accounts in 1996 was 73.5% above 1995, reflecting balance growth and the increase in the bankruptcy, charge-off and delinquency rates of the credit card portfolio.
     DEPRECIATION AND AMORTIZATION EXPENSE increased 14.1% in 1997 from 1996 and 22.8% in 1996 as compared to 1995. These increases reflect the continuation of the Company's store remodeling program and the growth in the number of specialty stores in operation.
     INTEREST EXPENSE, as presented on the statements of income, is combined with the funding cost on receivables sold through securitizations to represent total funding costs. The Company uses securitizations of credit card receivables as a significant funding source and therefore, for purposes of this analysis, the interest paid on securitizations is considered a funding cost. The total funding costs were:

---------------------------------------------------------------
millions                                   1997    1996    1995
---------------------------------------------------------------
Interest expense                         $1,290  $1,191  $1,183
Funding cost of securitized receivables     437     348     326
---------------------------------------------------------------
    Total funding costs                  $1,727  $1,539  $1,509
---------------------------------------------------------------
    % of total revenues                     4.5%    4.4%    4.8%
---------------------------------------------------------------

     Total domestic funding costs as a percentage of revenues were 4.5% in 1997 compared to 4.4% in 1996. The increase in funding costs reflects higher funding requirements due to a larger credit card receivable portfolio and the redemption of the Preferred Shares in the fourth quarter of 1996, partially offset by lower effective funding rates resulting from the refinancing of higher rate debt. In 1996, funding cost as a percentage of revenues improved to 4.4% from 4.8% in 1995. The slight increase in funding costs reflects higher funding requirements due to the growth in the credit card receivable portfolio, largely offset by lower effective funding rates.

DOMESTIC OPERATIONS
Operating Income Percent to Revenues    [ BAR GRAPH ]

excluding noncomparable items

   95    96    97
  5.5%  6.0%  5.5%

     OPERATING INCOME in 1997 declined slightly from 1996. The improved performance in the retail and services businesses on strong revenue growth and selling and administrative expense leverage was more than offset by a decline in credit results due to the increase in the provision for uncollectible accounts. In 1996, operating income increased 21.1% from 1995 due to improved performance from the retail, services and credit businesses.

Operating income by business format:
-------------------------------------------------------------
millions                                 1997    1996    1995
-------------------------------------------------------------
Retail                                $   946  $  867  $  703
Services                                  345     279     221
Credit                                  1,005   1,164   1,001
Corporate                                (214)   (216)   (196)
-------------------------------------------------------------
 Total operating income                $2,082  $2,094  $1,729
-------------------------------------------------------------



24  SEARS  ANNUAL REPORT 1997

--------------------------------------------------------------------------------
                                                          SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Analysis of Consolidated Operations (continued)
--------------------------------------------------------------------------------


INTERNATIONAL OPERATIONS
International operations in 1997 include full year results for Sears Canada, but only first quarter operating results of Sears Mexico due to the sale of the Company's majority interest in Sears Mexico. The sale was recorded in the first quarter, resulting in a pretax loss of $21 million reflected in other income and tax expense of $15 million, for an after-tax loss of $36 million.
     Despite the sale of Sears Mexico, revenues improved 2.9% in 1997 due to Sears Canada revenues increasing 13.5% on strong retail store and catalog performance.
     Gross margins as a percentage of merchandise sales and services increased to 26.9% in 1997 from 24.9% in 1996. Sears Canada gross margin rate improved substantially in 1997, reflecting savings realized from merchandise sourcing initiatives.
     Selling and administrative expense as a percentage of total revenues improved to 22.4% in 1997 from 23.5% in 1996. Sears Canada's selling and administrative rate improvement was substantially due to cost containment initiatives coupled with revenue growth and a favorable comparison to the prior year which included a restructuring charge.
     Operating income improved $153 million in 1997 as compared to 1996 on strong Sears Canada performance. Sears Canada benefited from the improving economic environment in 1997 as well as the favorable response to the remodeling of its full-line stores and expansion of its furniture and dealer network.
     Revenues in 1996 remained unchanged from 1995. Sears Canada revenues improved 2.6% in 1996 due to a modest recovery in consumer spending. Offsetting this improvement was a decline in revenues of 11.8% at Sears Mexico, resulting primarily from decreased credit revenues.
     Gross margins as a percentage of merchandise sales and services increased to 24.9% in 1996 from 23.9% in 1995. Sears Canada gross margin rates improved in 1996, reflecting decreased markdowns and a favorable comparison against 1995 occupancy expense. This was partially offset by a decline in gross margin rates at Sears Mexico.
     Selling and administrative expense as a percentage of total revenues increased to 23.5% in 1996 from 23.1% in 1995. Selling and administrative expense at Sears Canada increased primarily due to a restructuring charge. In 1996, Sears Canada announced a plan to eliminate certain positions and close a warehouse and other support facilities as part of its ongoing cost containment initiative. The Company recorded a $27 million pretax restructuring charge (before minority interest) related to this initiative. Selling and administrative expense as a percentage of revenues decreased at Sears Mexico in 1996 due to reduced promotional expenses and lower benefit costs.
     Operating income improved $13 million in 1996 as compared to 1995, due primarily to the improved performance at Sears Canada.

OTHER INCOME
Consolidated other income consists of:
-------------------------------------------------------------
millions                                     1997  1996  1995
-------------------------------------------------------------
Gain on sale of Advantis                     $150   $--   $--
Loss on sale of Sears Mexico                  (21)   --    --
Gain on sales of property and investments       7    36    35
Minority interest (primarily Sears Canada)    (38)   (8)   (4)
Miscellaneous                                   8    (6)   (8)
-------------------------------------------------------------
Total                                        $106   $22   $23
-------------------------------------------------------------

INCOME TAX EXPENSE
Income tax expense as a percentage of pretax income was 43.4% in 1997, 39.6% in 1996 and 40.7% in 1995. The increase in 1997 was primarily due to certain components of the reaffirmation charge that are not tax deductible and the tax expense from the sale of Sears Mexico. Excluding these items, the consolidated effective tax rate would have been 40.6% in 1997. The increased rate in 1997 as compared to 1996 was due to higher tax expense on international operations, partially offset by a lower effective tax rate on domestic operations. The decrease in 1996 from 1995 was primarily attributable to a lower effective tax rate on international earnings.

INFLATION
The moderate rate of inflation over the past three years has not had a significant effect on the Company's sales and profitability.

OUTLOOK
In 1998, the Company expects operating income to continue to grow in its retail and services businesses. Improvement in the retail and services businesses is expected to exceed the anticipated decline in credit operating income. The Company anticipates mid-single digit earnings growth for the full year of 1998; however, it is likely that first quarter profits will decline substantially from 1997 levels due to the expected decrease in credit income and the effect of a later Easter holiday selling season on retail results.

CAUTIONARY STATEMENT REGARDING
FORWARD LOOKING INFORMATION
All of the statements made in this Annual Report, other than historical facts, are forward looking statements made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially. The Company's forward looking statements are based on assumptions about many important factors, including ongoing competitive pressures in the retail industry, changes in consumer spending, general United States economic conditions (such as higher interest rates and consumer confidence), the anticipated decline in credit results from historical levels and normal business uncertainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of certain factors which could cause actual results to differ materially from expected results.

                                                   ANNUAL REPORT 1997  SEARS  25

--------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
 Consolidated Balance Sheets
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
millions                                                         1997      1996
--------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                  $   358   $   660
   Retained interest in transferred credit
    card receivables                                            3,316     2,260
   Credit card receivables                                     20,956    20,104
      Less: Allowance for uncollectible accounts                1,113       801
--------------------------------------------------------------------------------
                                                               19,843    19,303
   Other receivables                                              335       335
   Merchandise inventories                                      5,044     4,646
   Prepaid expenses and deferred charges                          956       348
   Deferred income taxes                                          830       895
--------------------------------------------------------------------------------
        Total current assets                                   30,682    28,447
Property and equipment
   Land                                                           487       445
   Buildings and improvements                                   5,420     5,080
   Furniture, fixtures and equipment                             4,919     4,279
   Capitalized leases                                             498       433
--------------------------------------------------------------------------------
                                                               11,324    10,237
   Less accumulated depreciation                                4,910     4,359
--------------------------------------------------------------------------------
        Total property and equipment, net                       6,414     5,878
Deferred income taxes                                             666       905
Other assets                                                      938       937
--------------------------------------------------------------------------------
TOTAL ASSETS                                                  $38,700   $36,167
--------------------------------------------------------------------------------
LIABILITIES
Current Liabilities
   Short-term borrowings                                      $ 5,208  $  3,533
   Current portion of long-term debt and
    capitalized lease obligations                               2,561     2,737
   Accounts payable and other liabilities                       6,637     7,225
   Unearned revenues                                              830       840
   Other taxes                                                    554       615
--------------------------------------------------------------------------------
      Total current liabilities                                15,790    14,950
Long-term debt and capitalized lease
 obligations                                                   13,071    12,170
Postretirement benefits                                         2,564     2,748
Minority interest and other liabilities                         1,413     1,354
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                              32,838    31,222
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY
Common shares ($.75 par value, 1,000 shares
 authorized, 390.9 and 391.4 shares outstanding)                  323       323
Capital in excess of par value                                  3,598     3,618
Retained income                                                 4,158     3,330
Treasury stock-at cost                                         (1,702)   (1,655)
Minimum pension liability                                        (217)     (277)
Deferred ESOP expense                                            (204)     (230)
Cumulative translation adjustments                                (94)     (164)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      5,862     4,945
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $38,700   $36,167
--------------------------------------------------------------------------------

See accompanying notes.



26  SEARS ANNUAL REPORT 1997

--------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
 Analysis of Consolidated Financial Condition
--------------------------------------------------------------------------------

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION
The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.
        The owned credit card receivables balance of $20.96 billion excludes credit card receivables transferred to a securitization Master Trust ("Trust"). Through its subsidiary, SRFG, Inc., the Company sells securities backed by a portion of these receivables to provide a funding source. In addition to the receivables sold to third parties, the Company transfers additional receivables to the securitization Trust in order to enhance the credit worthiness of the sold securities and to have receivables readily available for future securitizations.
        A summary of these balances at year end is as follows:



--------------------------------------------------------------------------------
millions                                                 1997     1996     1995
--------------------------------------------------------------------------------
Domestic:
  Managed credit card receivables                     $28,945  $27,063  $24,065
  Securitized balances sold                            (6,404)  (6,330)  (4,549)
  Retained interest in transferred
    credit card receivables                            (3,316)  (2,260)  (5,579)
  Other customer receivables                              161      172      184
--------------------------------------------------------------------------------
Domestic owned credit card receivables                 19,386   18,645   14,121
International owned credit card receivables*            1,570    1,459    1,225
--------------------------------------------------------------------------------
Consolidated owned credit card receivables            $20,956  $20,104  $15,346
--------------------------------------------------------------------------------

* International owned credit card receivables are net of sold balances of $0, $267 and $527 million in 1997, 1996 and 1995, respectively.


        The credit card receivable balances are geographically diversified within the United States and Canada. The Company grants retail consumer credit based on extensive use of proprietary and commercially available credit histories and scoring models. The Company promptly recognizes uncollectible accounts and maintains an adequate allowance for uncollectible accounts to reflect losses inherent in the owned portfolio as of the balance sheet date.
        Merchandising inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $713 million higher if valued on the first-in, first-out or FIFO method at Jan. 3, 1998. Inventories on a FIFO basis totaled $5.76 billion at Jan. 3, 1998 as compared to $5.38 billion at Dec. 28, 1996. The increase in inventory levels reflects the additional inventory needed to support higher sales volume and the addition of new Full-line and specialty stores.

1997  ASSETS  [PIE CHART]



[] Net Receivables        61%
[] Property & Equipment   16%
[] Inventory              13%
[] Other                  10%




CAPITAL RESOURCES

Total net funding for the Company at Jan. 3, 1998 was $27.24 billion compared with $25.04 billion at Dec. 28, 1996, and was used primarily to fund the managed credit card receivables portfolio. Net funding includes debt reflected on the balance sheet and investor certificates related to credit card receivables sold through securitizations as follows:


--------------------------------------------------------------------------------
  millions                                             1997     1996     1995
--------------------------------------------------------------------------------
  Short-term borrowings                             $ 5,208  $ 3,533  $ 5,349
  Long-term debt and capitalized lease obligations   15,632   14,907   11,774
  Securitized balances sold                           6,404    6,597    5,076
--------------------------------------------------------------------------------
      Total funding                                 $27,244  $25,037  $22,199
--------------------------------------------------------------------------------



        In 1997, the Company utilized more short-term borrowings and long-term debt in its funding mix as interest rate conditions were favorable in the unsecured debt markets. The Company accesses a variety of capital markets to preserve flexibility and diversify its funding sources. The broad access to capital markets also allows the Company to effectively manage liquidity and repricing risk. Liquidity risk is the measure of the Company's ability to fund maturities and provide for the operating needs of its businesses. Repricing risk is the impact on net income due to changes in interest rates. The Company's cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. To aid in the management of repricing risk, the Company uses off-balance sheet financial instruments, such as interest rate swaps and caps. The Company has policies that centrally govern the use of such off-balance sheet financial instruments.


FUNDING SOURCES AT YEAR-END 1997   [PIE CHART]



[] Medium-Term Notes   31%
[] Securitization      26%
[] Senior Unsecured    22%
[] Unsecured
   Commercial Paper    19%
[] Other                2%

The current debt ratings of the Company appear in the table below:

--------------------------------------------------------------------------------
                            Moody's                       Duff &
                            Investors                     Phelps          Fitch
                            Services,     Standard        Credit          IBCA,
                            Inc.          & Poor's        Rating Co.      Inc.
--------------------------------------------------------------------------------
Unsecured long-term debt    A2            A-              A               A
Unsecured commercial paper  P-1           A-2             D-1             F-1
Term securitization         Aaa           AAA             AAA             AAA
--------------------------------------------------------------------------------



        The Company utilizes Sears Roebuck Acceptance Corp. ("SRAC"), a wholly-owned subsidiary, to issue commercial paper, to maintain a continuously offered medium-term note program, to issue intermediate-term notes and to issue long-term underwritten debt. SRAC issued term debt securities totaling $3.47 billion in 1997. SRAC commercial paper outstandings were $5.25 billion and $3.32 billion at Jan. 3, 1998 and Dec. 28, 1996, respectively. SRAC commercial paper is supported by a $5.0 billion syndicated credit agreement which expires in 2002 and $540 million in other credit agreements.

                                                  ANNUAL REPORT 1997 SEARS  27

--------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
 Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
millions                                                                              1997      1996     1995
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $ 1,188   $ 1,271  $ 1,801
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities
     Depreciation, amortization and other noncash items                                807       774      631
     Provision for uncollectible accounts                                            1,532       971      589
     Gain on sales of property and investments                                        (122)      (36)     (35)
     Change in (net of acquisitions):
       Deferred income taxes                                                           273       (31)      50
       Retained interest in transferred credit card receivables                     (1,056)    3,318   (2,036)
       Credit card receivables                                                      (2,285)   (5,739)    (534)
       Merchandise inventories                                                        (475)     (475)      30
       Other operating assets                                                         (160)      111     (106)
       Other operating liabilities                                                    (258)    1,025      801
     Discontinued operations                                                            --        --     (776)
--------------------------------------------------------------------------------------------------------------
        NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                           (556)    1,189      415
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired                                       (138)     (296)     (53)
Proceeds from sales of property and investments                                        394        42       41
Purchases of property and equipment                                                 (1,328)   (1,189)  (1,183)
Discontinued operations                                                                 --        --      483
--------------------------------------------------------------------------------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                                       (1,072)   (1,443)    (712)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                         3,920     4,683    2,588
Repayments of long-term debt                                                        (3,299)   (1,832)  (1,124)
Increase (decrease) in short-term borrowings, primarily 90 days or less              1,834    (1,814)    (637)
Termination of interest rate swap agreements                                          (633)       --       --
Repayments of ESOP loan                                                                 16        21       44
Preferred stock redemption                                                              --      (325)      --
Common shares purchased for employee stock plans                                      (170)     (164)      --
Common shares issued for employee stock plans                                          103       134       97
Dividends paid to shareholders                                                        (441)     (394)    (607)
--------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                                    1,330       309      361
--------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                            (4)       (1)      (6)
--------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                  (302)       54       58
--------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                                           660       606      548
--------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                              $  358    $  660   $  606
--------------------------------------------------------------------------------------------------------------

See accompanying notes.


28 SEARS ANNUAL REPORT 1997

--------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
Analysis of Consolidated Financial Condition  (Continued)
--------------------------------------------------------------------------------

     In 1997, the weighted average interest rate on SRAC debt was 6.78% compared to 6.26% for 1996. The increase in rate is due to the lengthening of the average maturity. The following issuances were placed during 1997:

* $1.62 billion fixed-rate medium-term notes, weighted average coupon of 6.58% and average term of 5.0 years
*   $50 million medium-term variable-rate notes, weighted average maturity of
    1.0 years
* $1.80 billion discrete underwritten notes, weighted average coupon of 6.96% and average term of 12.8 years


        The Company, through its subsidiary SRFG, Inc., securitizes domestic credit card receivables to access intermediate-term funding in a cost-effective manner. In 1997, the Company issued $523 million of fixed-rate term securitizations as compared to $2.09 billion of fixed-rate term securitizations and $525 million of variable-rate term securitizations issued in 1996. As of Jan. 3, 1998, there were $6.40 billion of sold investor certificates outstanding that were backed by sold domestic credit card receivables.
        During 1997, the Company paid $633 million to terminate two interest rate swaps that hedged variable rate debt. The payment was for the market value of the swap contracts at the date of termination and the related accrued interest payable. As a result, a deferred loss of $466 million was recorded and is being amortized as interest expense over the remaining lives of the original swap period. The additional interest expense was not material to 1997 operating results, nor is it expected to be material to operating results of future periods.
        On Nov. 12, 1996, all the outstanding 8.88% Preferred Shares, First Series were redeemed at a redemption price of $25 per depository share plus accrued dividends to the redemption date.
        On Mar. 20, 1995, the Company exchanged all of its 28.8 million Series A Mandatorily Exchangeable Preferred Shares ("PERCS") for 35.7 million common shares of the Company. The exchange did not dilute earnings per share as the PERCS were reflected in the Company's earnings per share calculation in prior years.

CAPITAL SPENDING

The Company has completed approximately 75% of a capital expenditure program to renovate and update the Full-line Stores. In addition, the Company increased the number of its specialty stores. Capital expenditures during the past three years were as follows:

--------------------------------------------------------------------------------
millions                                              1997    1996     1995
--------------------------------------------------------------------------------
Full-line Stores, primarily
  remodeling and expansion efforts                  $  812  $  848   $  868
Specialty stores                                       320     181      111
Other - distribution centers/support functions         196     160      204
--------------------------------------------------------------------------------
Total capital expenditures                          $1,328  $1,189   $1,183
--------------------------------------------------------------------------------



        The Company plans capital expenditures of $1.4 billion for 1998, which includes remodeling and expansion of approximately 95 existing Full-line Stores, the opening of 20 to 30 new Full-line Stores and more than 100 specialty stores. The Company may also pursue selective strategic acquisitions.

LIQUIDITY
Based upon the expected cash flow to be generated from future operations and the Company's ability to cost-effectively access multiple sources of funding, the Company believes sufficient resources will be available to maintain its planned level of operations, capital expenditures and dividends in the future.

YEAR 2000
The Company has developed and is currently implementing plans to address the potential problems related to the impact on its computer systems of the Year 2000. Key financial, information and operation systems, including those that interact with customers, suppliers and other constituents, are being assessed and are currently on target to be Year 2000 compliant by Dec. 31, 1999. If necessary modifications and conversions by the Company and by those with which it conducts business are not completed on time, the Year 2000 issue may have a material adverse effect on the Company's consolidated results of operations. The costs of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.


                                                    ANNUAL REPORT 1997  SEARS 29

--------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
 Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

                                                                  1997        1996        1995      1997          1996       1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                        dollars in millions               shares in thousands
8.88% PREFERRED SHARES, FIRST SERIES
Balance, beginning of year                                      $   --      $  325     $   325        --         3,250      3,250
Retired during year                                                 --        (325)         --        --        (3,250)        --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            $   --      $   --     $   325        --            --      3,250
------------------------------------------------------------------------------------------------------------------------------------
SERIES A MANDATORILY EXCHANGEABLE
  PREFERRED SHARES (PERCS)
Balance, beginning of year                                      $   --      $   --     $ 1,236        --            --      7,188
Issued during year                                                  --          --          --        --            --         --
Exchanged to common shares during year                              --          --      (1,236)       --            --     (7,188)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            $   --      $   --     $    --        --            --         --
------------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                      $  323      $  322     $   294   430,615       429,683    392,310
Conversion of PERCS                                                 --          --          27        --            --     35,673
Stock options exercised and other changes                           --           1           1        --           932      1,700
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                               323         323         322   430,615       430,615    429,683
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                       3,618       3,634       2,385
Stock options exercised and other changes                          (20)        (16)         40
Conversion of PERCS                                                 --          --       1,209
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                             3,598       3,618       3,634
------------------------------------------------------------------------------------------------------------------------------------
RETAINED INCOME
Balance, beginning of year                                       3,330       2,444       8,918
Net income                                                       1,188       1,271       1,801
Preferred share dividends                                           --         (25)        (53)
Common share dividends ($.92, $.92 and $1.26 per share)           (360)       (360)       (475)
Distribution of The Allstate Corporation shares                     --          --      (7,747)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                             4,158       3,330       2,444
------------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK--AT COST
Balance, beginning of year                                      (1,655)     (1,634)     (1,690)  (39,221)      (39,195)   (40,570)
Repurchased for employee stock plans                              (170)       (164)         --    (3,442)       (3,449)        --
Reissued under compensation plans and other changes                123         143          56     2,936         3,423      1,375
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            (1,702)     (1,655)     (1,634)  (39,727)      (39,221)   (39,195)
------------------------------------------------------------------------------------------------------------------------------------
MINIMUM PENSION LIABILITY
Balance, beginning of year                                        (277)       (285)         --
Net decrease (increase)                                             60           8        (285)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                              (217)       (277)       (285)
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED ESOP EXPENSE
Balance, beginning of year                                        (230)       (253)       (558)
Reductions                                                          26          23         305
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                              (204)       (230)       (253)
------------------------------------------------------------------------------------------------------------------------------------
UNREALIZED NET CAPITAL GAINS
Balance, beginning of year                                          --          --          32
Net unrealized gain during the year                                 --          --       1,176
Distribution of The Allstate Corporation shares                     --          --      (1,208)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                --          --          --
------------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENTS
Balance, beginning of year                                        (164)       (168)       (141)
Net decrease (increase)                                             70           4          (7)
Distribution of The Allstate Corporation shares                     --          --         (20)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                               (94)       (164)       (168)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY
  AND SHARES OUTSTANDING                                       $ 5,862     $ 4,945     $ 4,060   390,888       391,394    390,488
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                     $ 5,862     $ 4,945     $ 4,385
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

30 SEARS ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Sears, Roebuck and Co. ("the Company") and all significant domestic and international companies in which the Company has more than a 50% equity ownership. Investments in companies in which the Company has a 20% to 50% ownership are accounted for using the equity method. The Allstate Corporation ("Allstate") and Homart Development Co. and affiliated entities ("Homart") are presented as discontinued operations in 1995.
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made in the 1996 and 1995 financial statements to conform with current year presentation.

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest Dec. 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.


-------------------------------------------------------------------------------
Fiscal year                                                 Ended         Weeks
-------------------------------------------------------------------------------
1997                                              January 3, 1998            53
1996                                            December 28, 1996            52
1995                                            December 30, 1995            52
-------------------------------------------------------------------------------

MERCHANDISE SALES AND SERVICES
Revenues from merchandise sales and services are net of returns and allowances and exclude sales tax. Included in merchandise sales and services are gross revenues from licensees of $1.39, $1.32 and $1.25 billion for 1997, 1996 and 1995, respectively.

SERVICE CONTRACTS
The Company sells extended service contracts with terms of coverage generally between 12 and 36 months. Revenue and incremental direct acquisition costs from the sale of these contracts are deferred and amortized on a straight-line basis over the lives of the contracts. Costs related to servicing the contracts are expensed as incurred.

STORE PRE-OPENING EXPENSES
Costs associated with the opening of new stores are expensed as incurred.

EARNINGS PER COMMON SHARE
In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." The statement is effective for financial statements for periods ending after Dec. 15, 1997 and as such has been implemented in this annual report. All earnings per share data presented in these financial statements have been restated to conform with SFAS No. 128.
     Basic earnings per common share is computed based on the weighted average number of common shares outstanding and income less dividends of $25 million in 1996 and $29 million in 1995 on the 8.88% Preferred Shares, First Series. Diluted earnings per common share also includes the effect of potential common shares (dilutive stock options) outstanding during the period.

CASH AND CASH EQUIVALENTS
Cash equivalents include all highly liquid investments with maturities of three months or less at date of purchase.

RETAINED INTEREST IN TRANSFERRED
CREDIT CARD RECEIVABLES
As part of its domestic credit card securitizations, the Company transfers credit card receivables to a Master Trust ("Trust") in exchange for certificates representing undivided interests in such receivables. Effective Jan. 3, 1998 the Company reclassified, for all periods presented, its retained interest in transferred credit card receivables to a separate balance sheet account and presented the related charge-offs of transferred credit card receivables as a reduction of credit revenues. The retained interests consist of investor certificates held by the Company and the seller's certificate, which represents both contractually required seller's interest and excess seller's interest in the credit card receivables in the Trust. Retained interests are as follows:

-------------------------------------------------------------------------------
millions                                                   1997    1996    1995
-------------------------------------------------------------------------------
Investor certificates held by the Company                $  545  $  522  $  295
Contractually required seller's interest                    697     684     495
Excess seller's interest                                  2,074   1,054   4,789
-------------------------------------------------------------------------------
  Retained interest in transferred
    credit card receivables                              $3,316  $2,260  $5,579
-------------------------------------------------------------------------------


     The Company intends to hold the investor certificates and contractually required seller's interest to maturity. The excess seller's interest is considered available for sale. Due to the short-term revolving nature of the underlying credit card receivables, the carrying value of the Company's retained interest in transferred credit card receivables approximates fair value and is classified as a current asset.

CREDIT CARD RECEIVABLES
Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise and services offered by the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Based on historical payment patterns, the full receivable balance will not be realized within one year.
     Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns, and management judgment.



                                                  ANNUAL REPORT 1997  SEARS  31

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------


        Uncollectible accounts are generally charged off automatically when the customer's past due balance is eight times the scheduled minimum monthly payment, except that accounts may be charged off sooner in the event of customer bankruptcy. Finance charge revenue is recorded until such time as an account is charged off. Finance charges on charged-off accounts are presented as a reduction of credit revenues.
        Effective for fiscal year 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires that the Company recognize gains on its domestic credit card securitizations which qualify as sales and that an allowance for uncollectible accounts not be maintained for receivable balances which are sold. Prior to adoption of SFAS No. 125, the Company maintained an allowance for uncollectible sold accounts as a recourse liability and did not recognize gains on securitizations. Adoption of SFAS No. 125 increased net income $136 million in 1997.

MERCHANDISE INVENTORIES
Approximately 83% of merchandise inventories are valued at the lower of cost (using the last-in, first-out or LIFO method) or market using the retail method. To estimate the effects of inflation on inventories, the Company utilizes internally developed price indices.
        The LIFO adjustment to cost of sales was a credit of $17 million in 1997 and a charge of $19 million in 1996 and 1995. Partial liquidation of merchandise inventories valued under the LIFO method resulted in credits of $2 million and $15 million in 1997 and 1995. No layer liquidation credits resulted in 1996. If the first-in, first-out (FIFO) method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $713 and $730 million higher at Jan. 3, 1998 and Dec. 28, 1996, respectively.
        Merchandise inventories of international operations, the Parts Group, certain Sears Tire Group formats and Puerto Rico, which represent approximately 17% of merchandise inventories, are recorded at the lower of cost or market based on the FIFO method.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 5 to 10 years for furniture, fixtures and equipment, 40 to 50 years for buildings and building improvements, and over the expected term of the lease or estimated useful lives, whichever is shorter, for leasehold improvements.

GOODWILL
Included in other assets is the excess of purchase price over net assets of businesses acquired ("goodwill"), which is amortized using the straight-line method over 40 years.

INCOME TAXES
The consolidated federal income tax return of the Company includes results of both the continuing businesses and discontinued operations. Tax liabilities and benefits are allocated among the respective businesses, regardless of whether or not such benefits would be currently available on a separate return basis.

ADVERTISING Costs for newspaper, television, radio and other media advertising are expensed as incurred. Specialty catalog book preparation and other direct response advertising costs (printing costs and advertising inserts) are charged to expense over the expected period of future benefits. For specialty catalogs, amortization of costs occurs over the life of the catalog, not to exceed one year. For advertising inserts and other direct response advertising, the amortization period ranges from six months to five years depending on the period of future benefits. In 1997, the total cost of advertising charged to expense was $1.33 billion, compared with $1.28 billion in 1996, and $1.22 billion in 1995. The consolidated balance sheets include deferred direct-response advertising costs of $68 million at Jan. 3, 1998 and $59 million at Dec. 28, 1996, which are included in other assets.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company utilizes various off-balance sheet financial instruments to manage the interest rate and foreign currency risk associated with its borrowings. The counterparties to these instruments are major financial institutions with credit ratings primarily of AA.
     Interest rate swap agreements modify the interest characteristics of a portion of the Company's debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable is included in other assets or liabilities. The fair values of the swap agreements are not recognized in the financial statements.
     Interest rate caps are used to lock in a maximum rate if rates rise, but enable the Company to otherwise pay lower market rates. The cost of interest rate caps is amortized to interest expense over the life of the caps. Payments received due to the interest rate caps reduce interest expense. The unamortized cost of the interest rate caps is included in other assets.
     Gains or losses on terminations of interest rate swaps are deferred and amortized to interest expense over the remaining life of the original swap period to the extent the related debt remains outstanding.
        Financial instruments used as hedges must be effective at reducing the type of risk associated with the exposure being hedged and must be designated as a hedge at inception of the hedge contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of the underlying items being hedged. Any financial instrument designated but ineffective as a hedge would be marked to market and recognized in earnings immediately.

EFFECT OF NEW ACCOUNTING STANDARDS
In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report the change in its net assets during the period from nonowner sources, and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting and disclosure standards for an enterprise's operating segments. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after Dec. 15, 1997.



32  SEARS  ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------

2. DISCONTINUED OPERATIONS

Income from discontinued operations was $776 million (net of income tax expense of $249 million) on revenues of $11.5 billion in 1995 and represents the Company's income from Allstate and Homart that were previously owned. In June 1995, the Company distributed in a tax-free dividend to the Company's common shareholders its 80% ownership interest in The Allstate Corporation. This transaction resulted in a noncash dividend to Sears shareholders totaling $8.98 billion.
        In July 1995, the Company completed the sale of Homart's commercial office building portfolio, and in Dec. 1995, the Company completed the sale of the retail shopping center and community development businesses of Homart. No gain or loss to the Company resulted from these transactions.

3. RESTRUCTURING
In 1996, international operations selling and administrative expense included a $27 million pretax restructuring charge (before minority interest) related to Sears Canada cost containment initiatives that included elimination of certain positions and the closing of a warehouse and other support facilities.
        Included in domestic operations selling and administrative expense in 1995 was a $51 million pretax restructuring charge associated with the Company's organizational realignment. This initiative better aligned the Company's structure with its current strategy, particularly the creation of separate tire and auto parts divisions and the consolidation of certain distribution facilities.
        In 1995, the Company also reversed $62 million of pretax reserves related to the $2.65 billion domestic restructuring announced in 1993. The reserves which were released were no longer needed due to the settlement of obligations and the adjustment of the carrying values of certain properties to be disposed of in connection with that restructuring.

4. INCOME TAXES
Income before income taxes was as follows:

-------------------------------------------------------------------------------
millions                                     1997            1996          1995
-------------------------------------------------------------------------------
Domestic                                   $1,980          $2,091        $1,727
Foreign                                       120              14             1
-------------------------------------------------------------------------------
Total                                      $2,100          $2,105        $1,728
-------------------------------------------------------------------------------

     Federal, state and foreign taxes were as follows:

-------------------------------------------------------------------------------
millions                                     1997            1996          1995
-------------------------------------------------------------------------------
Federal income tax
    Current                                $  468          $  720        $  571
    Deferred                                  256             (12)           31
State income tax
    Current                                    75             133            93
    Deferred                                   18              (8)           10
Foreign income tax
    Current                                    97              25            23
    Deferred                                   (2)            (24)          (25)
-------------------------------------------------------------------------------
Income tax provision                       $  912          $  834        $  703
-------------------------------------------------------------------------------

        A reconciliation of the statutory federal income tax rate to the effective rate was as follows:

-------------------------------------------------------------------------------
                                             1997            1996          1995
-------------------------------------------------------------------------------
Statutory federal income tax rate            35.0%           35.0%         35.0%
State income taxes, net of federal
  income tax benefit                          2.9             3.9           3.9
Reaffirmation charge                          1.3              --            --
Sale of Sears Mexico                          1.3              --            --
Other                                         2.9              .7           1.8
-------------------------------------------------------------------------------
Effective income tax rate                    43.4%%          39.6%         40.7%
-------------------------------------------------------------------------------

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:


-------------------------------------------------------------------------------
millions                                                     1997          1996
-------------------------------------------------------------------------------
Deferred tax assets:
  Unearned maintenance income                              $  435        $  445
  Allowance for uncollectible accounts                        493           437
  Self insurance reserves                                      35           169
  Postretirement benefit liability                          1,059         1,143
  Minimum pension liability                                   120           155
  Other deferred tax assets                                   713           670
-------------------------------------------------------------------------------
Gross deferred tax assets                                   2,855         3,019
Less valuation allowance                                       --            --
-------------------------------------------------------------------------------
Total deferred tax assets                                   2,855         3,019
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                      394           336
  Prepaid pension                                              96           153
  LIFO                                                        132           131
  Deferred swap termination loss                              193            --
  Other deferred tax liabilities                              544           599
-------------------------------------------------------------------------------
Total deferred tax liabilities                              1,359         1,219
-------------------------------------------------------------------------------
Net deferred taxes                                         $1,496        $1,800
-------------------------------------------------------------------------------


     Management believes that the realization of the deferred tax assets is more likely than not, based on the expectation that the Company will generate the necessary taxable income in future periods.
     U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates that the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $375 million at Jan. 3, 1998. If these earnings were to be remitted, taxes of $94 million would be due.
     Income taxes of $886, $386, and $616 million were paid in 1997, 1996, and 1995, respectively.



                                                  ANNUAL REPORT 1997  SEARS  33

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------

5. BENEFIT PLANS
Expenses for retirement and savings-related benefit plans were as follows:

-------------------------------------------------------------------------------
millions                                    1997           1996            1995
-------------------------------------------------------------------------------
Sears 401(k) Profit Sharing Plan           $  33           $ 31            $ 42
Pension plans                                106             99              38
Retiree insurance benefits                   (41)            76             185
Other plans                                    6              8              10
-------------------------------------------------------------------------------
Total                                      $ 104           $214            $275
-------------------------------------------------------------------------------

SEARS 401(k) PROFIT SHARING PLAN
Most domestic employees are eligible to become members of the Sears 401(k) Profit Sharing Plan ("the Plan"), previously The Savings and
Profit Sharing Fund of Sears Employees. Under the terms of the Plan, the Company matches a portion of the employee contributions. The Company matching contribution is based on 6% of consolidated income, as defined, for the participating companies and is limited to 70% of eligible employee contributions. The Company's matching contributions were $71, $64, and $61 million in 1997, 1996, and 1995, respectively.
     The Plan includes an Employee Stock Ownership Plan ("the ESOP") to prefund a portion of the Company's anticipated contribution through 2004. The Company provided the ESOP with a loan that was used to purchase Sears common shares in 1989. The purchased shares represent deferred compensation expense, which is presented as a reduction of shareholders' equity and recognized as expense when the shares are allocated to employees to fund the Company contribution. The per share cost of Sears common shares purchased by the ESOP in 1989 is $15.27. The Company uses the ESOP shares to fund the Company contribution, which thereby reduces expense.
     The ESOP loan bears interest at 9.2% and is repaid from dividends on the ESOP shares and additional cash payments provided by the Company. The Company has contributed cash to the ESOP annually in the amount equal to the ESOP's required interest and principal payments on the loan, less dividends received on the ESOP shares. The cash payments amounted to $23, $29, and $62 million in 1997, 1996, and 1995, respectively. The balance of the ESOP loan was $290 million and $306 million at Jan. 3, 1998, and Dec. 28, 1996, respectively.
     The reported expense is determined as follows:

-------------------------------------------------------------------------------
millions                                    1997           1996            1995
-------------------------------------------------------------------------------
Interest expense recognized by ESOP         $ 27           $ 29            $ 45
Less dividends on ESOP shares                (20)           (21)            (31)
Cost of shares allocated to
  employees and plan expenses                 26             23              28
-------------------------------------------------------------------------------
Sears 401(k) Profit Sharing Plan expense    $ 33           $ 31            $ 42
-------------------------------------------------------------------------------

     At Dec. 31, 1997, total committed to be released, allocated and remaining unallocated ESOP shares were 1.7, 10.8 and 13.4 million, respectively. All ESOP shares are considered outstanding in the calculation of earnings per share.

PENSION PLANS
Certain domestic full-time and part-time employees are eligible to participate in noncontributory defined benefit plans after meeting age and service requirements. Substantially all Canadian employees are eligible to participate in contributory defined benefit plans. Pension benefits are based on length of service, compensation and, in certain plans, Social Security or other benefits. Funding for the various plans is determined using various actuarial cost methods, and amounted to $35, $172 and $76 million for 1997, 1996 and 1995, respectively.
     Pension expense was comprised of the following:

-------------------------------------------------------------------------------
millions                                    1997           1996            1995
-------------------------------------------------------------------------------
Benefits earned during the period          $  74          $  72           $  68
Interest on projected benefit obligation     190            189             181
Actual return on plan assets                (484)          (322)           (383)
Net amortization and deferral                326            160             172
-------------------------------------------------------------------------------
Pension expense                            $ 106          $  99           $  38
-------------------------------------------------------------------------------

     The Company uses Oct. 31 as the measurement date for purposes of determining pension plan assets and obligations. The weighted average discount rate and rate of increase in compensation used in determining the actuarial present value of the projected benefit obligations were 7.25% and 4.00% in 1997, 7.75% and 4.25% in 1996 and 7.75% and 3.75% in 1995. The
expected long-term rate of return on plan assets used in determining net periodic pension cost was 9.5% in 1997, 1996 and 1995.
     The plans' funded status were as follows:

-------------------------------------------------------------------------------
                                     1997                        1996
-------------------------------------------------------------------------------
                               Assets   Accumulated        Assets   Accumulated
                               exceed      benefits        exceed      benefits
                          accumulated        exceed   accumulated        exceed
millions                     benefits        assets      benefits        assets
-------------------------------------------------------------------------------
Actuarial present value of
  Vested benefit obligation      $490        $2,087          $478        $1,787
-------------------------------------------------------------------------------
  Accumulated benefit
    obligation                   $491        $2,123          $479        $1,984
-------------------------------------------------------------------------------
  Projected benefit
    obligation (PBO)             $556        $2,268          $554        $2,123
Plan assets at fair value,
  primarily publicly traded
  stocks and bonds                782         1,928           714         1,776
-------------------------------------------------------------------------------
PBO less than (in excess of)
  plan assets                     226          (340)          160          (347)
Unrecognized net loss (gain)      (45)          540            37           636
Unrecognized prior service
  cost (benefit)                    1           (58)            1           (65)
Unrecognized transitional asset    (8)           --           (17)           --
Minimum pension liability          --          (337)           --          (432)
-------------------------------------------------------------------------------
Prepaid (accrued) pension
  cost in the Balance Sheet at
  year end                       $174        $ (195)         $181        $ (208)
-------------------------------------------------------------------------------



34  SEARS  ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------

     The provisions of SFAS No. 87, "Employers' Accounting For Pensions," require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. The amount of minimum pension liability was $337 million at Jan. 3, 1998 and $432 million at Dec. 28, 1996. The minimum pension liability in excess of unrecognized prior service cost is recorded as a reduction to shareholders' equity, net of tax, of $217 million at Jan. 3, 1998 and $277 million at Dec. 28, 1996.

RETIREE INSURANCE BENEFITS
The Company provides certain medical and life insurance benefits for retired employees. Employees may become eligible for medical benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group medical plans or other approved plans for ten or more years immediately prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service. Generally, the Company's share of these benefit costs will be capped at the Company contribution calculated during the first year of retirement. The Company's postretirement benefit plans are not funded. The Company has the right to modify or terminate these plans.
     In 1997, the Company announced changes to its postretirement life insurance benefit plan. Retiree life insurance benefits were eliminated for all active associates not retired by Dec. 31, 1997. This plan change resulted in a one-time pretax gain of $61 million. In connection with the elimination of retirement life insurance benefits for active associates, the Company also announced the reduction in life insurance over a ten year period to a maximum coverage of $5,000 for all post-1977 retirees.
     Postretirement benefit expense was comprised of the following:

-------------------------------------------------------------------------------
millions                                    1997           1996            1995
-------------------------------------------------------------------------------
Benefits earned during the period          $  13           $ 18            $ 24
Interest on accumulated postretirement
  benefit obligation                         105            125             188
Net amortization and deferral                (98)           (67)            (27)
Elimination of postretirement
  life insurance for active associates       (61)            --              --
-------------------------------------------------------------------------------
Postretirement benefit expense             $ (41)          $ 76            $185
-------------------------------------------------------------------------------

        The plans' funded status were as follows:

-------------------------------------------------------------------------------
millions                                                   1997            1996
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                               $1,211          $1,495
  Fully eligible active plan participants                    48             107
  Other active plan participants                             11             114
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation             1,270           1,716
  Unrecognized gain                                         414             441
  Unrecognized prior service benefits                       880             591
-------------------------------------------------------------------------------
Accrued postretirement benefit cost in the Balance
  Sheet at year end                                      $2,564          $2,748
-------------------------------------------------------------------------------

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1997 and 7.75% in 1996.

     The weighted average health care cost trend rate used in measuring the postretirement benefit expense is 6.0% for 1998, declining to 5.0% in 1999, and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by $25 million and would increase the annual postretirement benefit expense by $4 million.

6. BORROWINGS
Short-term borrowings consisted of:

-------------------------------------------------------------------------------
millions                                                   1997            1996
-------------------------------------------------------------------------------
Commercial paper                                         $5,100          $3,208
Bank loans                                                  106              97
Agreements with bank trust departments                       --              82
Other loans (principally foreign)                             2             146
-------------------------------------------------------------------------------
Total short-term borrowings                              $5,208          $3,533
Weighted average interest rate at year end                  5.9%            6.4%
Weighted average interest rate at year end, including
  effects of swaps and caps                                 6.7%            7.3%
-------------------------------------------------------------------------------

     At Jan. 3, 1998, the Company had credit agreements totaling
$6.10 billion. SRAC's credit facilities totaled $5.0 billion in a syndicated credit agreement and $540 million in other credit agreements. Sears Canada had credit agreements totaling $562 million. These syndicated and other credit agreements provide for loans at prevailing interest rates and mature at various dates through April, 2002. The Company pays commitment fees in connection with these credit agreements.
     The Company had interest rate swap agreements that established fixed rates on $1.49 billion and $996 million of short-term variable rate debt at Jan. 3, 1998 and Dec. 28, 1996, resulting in weighted average interest rates of 6.9% and 8.5%, respectively. The weighted average maturity of agreements in effect on Jan. 3, 1998 was approximately 14 years. The Company had no interest rate caps as of Jan. 3, 1998. In 1996, due to interest rate caps, the Company had a maximum weighted average interest rate of 9.0% on $200 million of debt at Dec. 28, 1996.


                                                  ANNUAL REPORT 1997  SEARS  35

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------

     Long-term debt was as follows:

-------------------------------------------------------------------------------
millions          Issue                                           1997     1996
-------------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.
  6.25% to 9.5% Notes, due 1998 to 2004                        $ 1,250  $ 1,550
  8.2% Extendable Notes, due 1999                                   31       31
  6% Debentures, $300 million face value, due 2000,
    effective rate 14.8%                                           250      233
  9.375% Debentures, due 2011                                      300      300
  5.47% to 10.0% Medium-Term Notes,
    due through 2021                                             2,045    3,236
  Capitalized lease obligations                                    279      211
SEARS ROEBUCK ACCEPTANCE CORP.
  6.18% Term Loan, due 1999                                         50      715
  6.13% and 7.5% Notes, due 2000 to 2027                         3,099    1,298
  5.47% to 7.26% Medium-Term Notes, due 1998 to 2007             6,033    4,834
SEARS DC CORP.
  7.81% to 9.26% Medium-Term Notes,
    due through 2012                                               444      779
SEARS OVERSEAS FINANCE N.V. (GUARANTEED BY
  SEARS, ROEBUCK AND CO.)
  Zero Coupon Bonds, $500 million face value,
    due 1998, effective rate 12.0%                                 471      421
SEARS CANADA INC.
  6.55% to 11.70% Debentures, due 1999 to 2007                     421      420
  Notes, mortgages, bonds and capitalized leases                   127      135
SEARS CANADA RECEIVABLES TRUST
  3.25% to 9.18% Receivables Trusts,
    due 1998 to 2006                                               678      541
SEARS ROEBUCK DE MEXICO, S.A. DE C.V.
  Notes payable to bank due 1998                                    --       50
OTHER SUBSIDIARIES
  Notes, mortgage and capitalized leases                           154      153
-------------------------------------------------------------------------------
                                                                15,632   14,907
Less current maturities                                          2,561    2,737
-------------------------------------------------------------------------------
Total long-term debt                                           $13,071  $12,170
-------------------------------------------------------------------------------

     As of Jan. 3, 1998, long-term debt maturities for the next five years were as follows:

-------------------------------------------------------------------------------
                                                                       millions
-------------------------------------------------------------------------------
1998                                                                     $2,561
1999                                                                      1,420
2000                                                                      2,151
2001                                                                      2,471
2002                                                                      1,603
-------------------------------------------------------------------------------

     The Company paid interest of $1.4 billion for the year ended Jan. 3, 1998 and $1.3 billion for the years ended Dec. 28, 1996 and Dec. 30, 1995. Interest capitalized was $3, $5 and $4 million for the years ended Jan. 3, 1998, Dec. 28, 1996, and Dec. 30, 1995, respectively.

7. LEASE AND SERVICE AGREEMENTS
The Company leases certain stores, office facilities, warehouses, computers and transportation equipment.
     Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Certain leases include renewal or purchase options. Operating lease rentals were $439, $365 and $357 million, including contingent rentals of $57, $66 and $66 million, for the years ended Jan. 3, 1998, Dec. 28, 1996, and Dec. 30, 1995, respectively.
     Minimum lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of Jan. 3, 1998, were:

-------------------------------------------------------------------------------
                                                             Capital  Operating
millions                                                      leases     leases
-------------------------------------------------------------------------------
1998                                                          $   59     $  340
1999                                                              58        311
2000                                                              58        268
2001                                                              57        235
2002                                                              53        210
After 2002                                                       765      1,102
-------------------------------------------------------------------------------
Total minimum payments                                        $1,050     $2,466
Less imputed interest                                            626
-------------------------------------------------------------------------------
Present value of minimum lease payments                          424
Less current maturities                                           14
-------------------------------------------------------------------------------
Long-term obligation                                          $  410
-------------------------------------------------------------------------------

     The Company has committed to purchase from a third party provider data and voice networking and information processing services of at least $216 million annually through 2004. Total expenses incurred by the Company for these services during the years 1997, 1996 and 1995 were $361, $327 and $270 million, respectively.

8. FINANCIAL INSTRUMENTS
In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving off-balance sheet financial instruments. The Company's financial assets and liabilities are recorded in the consolidated balance sheets at historical cost, which approximates fair value.
     To determine fair value, credit card receivables are valued by discounting estimated future cash flows. The estimated cash flows reflect the historical cardholder payment experience and are discounted at market rate. Long-term debt is valued based on quoted market prices when available or discounted cash flows, using interest rates currently available to the Company on similar borrowings.
     The Company is a party to off-balance sheet financial instruments to manage interest rate and foreign currency risk. These financial instruments involve, to varying degrees, elements of market, credit, foreign exchange and interest rate risk in excess of amounts recognized in the balance sheet. The Company generally does not require collateral or other security to support the off-balance sheet financial instruments with credit risk.

Debt-related
The Company had the following off-balance sheet financial instruments related to its outstanding borrowings at Jan. 3, 1998 and Dec. 28, 1996:

-------------------------------------------------------------------------------
                                                                           1997
-------------------------------------------------------------------------------
                                                   Contract or
                                                      Notional   Fair  Carrying
millions                                                Amount  Value     Value
-------------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate                 $  805  $  12      $ --
  Pay fixed rate, receive floating rate                  1,492    (84)       --
Foreign currency hedge agreements                           10     (3)       --
-------------------------------------------------------------------------------



36  SEARS  ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                           1996
-------------------------------------------------------------------------------
                                                   Contract or
                                                      Notional   Fair  Carrying
millions                                                Amount  Value     Value
-------------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate                 $  805  $  16      $ --
  Pay fixed rate, receive floating rate                    996   (394)       --
Interest rate cap agreement                                200     --        --
Foreign currency hedge agreements                          110     (4)       --
-------------------------------------------------------------------------------

     The Company uses interest rate swaps and caps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 5.62% and received a weighted average rate of 6.80% in 1997. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 8.53% and received a weighted average rate of 5.44% in 1997. The fair values of interest rate swaps and caps are based on prices quoted from dealers. If a counterparty fails to meet the terms of a swap or cap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life.
     Maturity dates of the off-balance sheet financial instruments outstanding at Jan. 3, 1998 were as follows:

-------------------------------------------------------------------------------
                                                           Notional amount
-------------------------------------------------------------------------------
                                                                           Over
millions                                             1 year  2-5 years  5 years
-------------------------------------------------------------------------------
Interest rate swap agreements                         $ --      $1,145   $1,152
Foreign currency hedge agreements                       --          10       --
-------------------------------------------------------------------------------

     During 1997, the Company paid $633 million to terminate two interest rate swaps. The deferred loss related to these terminations was $464 million at Jan. 3, 1998 and will be amortized over the remaining lives of the original swap period.

Credit-related
The Company had outstanding domestic securitized credit card receivables sold of $6.40 and $6.33 billion at Jan. 3, 1998 and Dec. 28, 1996, respectively, for which the Company's credit risk exposure is contractually limited to the investor certificates held by the Company.

Other
The Company had a financial guaranty of $87 million at Jan. 3, 1998. This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds issued in connection with the Company's headquarters building. No amounts were accrued in the balance sheet for any potential loss associated with this guaranty at Jan. 3, 1998 and Dec. 28, 1996.

9. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
The Company grants credit to customers throughout North America. The five states in which the Company had the largest amount of managed credit card receivables were as follows:

-------------------------------------------------------------------------------
millions                                                      1997         1996
-------------------------------------------------------------------------------
California                                                  $2,966       $2,680
Texas                                                        2,368        2,191
Florida                                                      2,114        1,982
New York                                                     1,706        1,552
Pennsylvania                                                 1,522        1,478
-------------------------------------------------------------------------------

10. LEGAL PROCEEDINGS
On Jun. 3, 1997, the Company entered into a settlement of the consolidated debtor class action lawsuits filed in the United States Bankruptcy and District Courts for the District of Massachusetts by certain current and former credit card holders of the Company who had declared personal bankruptcy (the "Settlement"). These lawsuits alleged that the Company had violated the United States Bankruptcy Code and consumer protection laws in various states through activities related to certain debt reaffirmation agreements. During the second quarter of 1997, the Company entered into consent decrees with Attorneys General in all fifty states and with the Federal Trade Commission relating to these matters. The consent decrees with the States' Attorneys General require the Company, among other things, to establish funds aggregating $40 million to be shared among the states and used in part for consumer education. A federal civil and criminal investigation of these matters is ongoing.
     On Oct. 28, 1997, at a joint fairness hearing before the United States Bankruptcy and the District Courts for the District of Massachusetts, the courts approved the Settlement. The Settlement required, among other things, the Company to pay the debtors the amounts collected pursuant to reaffirmation agreements that were not filed with the bankruptcy courts, including finance charges, plus 10% interest, and to undergo a review of its credit bankruptcy reaffirmation procedures. In addition, outstanding balances relating to unfiled debt reaffirmation agreements were written off. The Company will also establish a $25 million fund to be distributed to the debtors participating in the Settlement.
     Six purported shareholders' derivative actions have been filed on behalf of the Company against its directors and certain of its officers, alleging breach of fiduciary duty for failing to prevent the improper handling of certain of the Company's debt reaffirmation agreements. The complaints seek unspecified damages and attorneys' fees and expenses. Five of the six, which were filed May 14, 1997, Jun. 11, 1997, Jun. 27, 1997, Sept. 11, 1997, and Nov. 5, 1997 have been consolidated in the Supreme Court of the State of New York for the County of New York. The remaining case, which was filed on Dec. 17, 1997 in the Chancery Court of the State of Illinois, Cook County, has been stayed pending resolution of the New York consolidated action. The Company has reached an agreement in principle to settle all six of these derivative actions, subject to court approval at a hearing which has been set for May 7, 1998.
     On Oct. 9, 1997, the Company reached an agreement in principle to settle several consolidated securities class action lawsuits against the Company and one of its officers in the United States District Court for


                                                  ANNUAL REPORT 1997  SEARS  37

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------

the Northern District of Illinois. The amended consolidated complaint alleges violations of the Securities Exchange Act of 1934 for failure to disclose the bankruptcy collection practices described above in periodic filings with the Securities and Exchange Commission prior to Apr. 10, 1997.
        The Company recorded a pretax charge of $475 million ($320 million on an after-tax basis) in the second quarter for the estimated cost for the matters referred to above, including other related expenses. This estimate is based on management's assumptions as to the ultimate outcome of future events and actual results could differ from this estimate. As such, it is possible that additional costs relating to the civil and criminal investigation referred to above could be incurred that are material to operating results for the period in which such investigation is resolved. However, in the opinion of management, such possible additional costs are not expected to have a material effect on financial position, liquidity or capital resources of the Company.
        The Company is subject to various other legal and governmental proceedings pending against the Company, many involving routine litigation incidental to the businesses. Other matters contain allegations that are nonroutine and involve compensatory, punitive or antitrust treble damages claims in very large amounts, as well as other types of relief. The consequences of these matters are not presently determinable but, in the opinion of management of the Company after consulting with legal counsel, the ultimate liability in excess of reserves currently recorded is not expected to have a material effect on annual results of operations, financial position, liquidity or capital resources of the Company.

11. ACQUISITION OF BUSINESS
During 1996, the Company acquired all the outstanding stock of Orchard Supply Hardware Stores Corporation ("Orchard") for $309 million. Orchard is engaged in the operation of more than 60 hardware stores in California. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of approximately $220 million, which is included in other assets. Orchard's results of operations are not material to the Company's consolidated results of operations.

12. OTHER INCOME
In 1997, the Company sold its 30% equity interest in Advantis, a joint venture between IBM and the Company, to IBM. This transaction resulted in a pretax gain of $150 million and is recorded in other income.
        Also in 1997, the Company completed the sale of 60% of the outstanding shares of Sears, Roebuck de Mexico, S.A. de C.V. to Grupo Carso S.A. de C.V. The sale resulted in a pretax loss of $21 million and is reflected in other income.

13. EARNINGS PER SHARE

-------------------------------------------------------------------------------
millions, except earnings per share                        1997    1996    1995
-------------------------------------------------------------------------------
Income from continuing operations                        $1,188  $1,271  $1,025
Less: dividends on preferred shares                          --      25      29
-------------------------------------------------------------------------------
Income available to common shareholders*                 $1,188  $1,246  $  996
-------------------------------------------------------------------------------
Average common shares outstanding                         391.6   391.8   389.4
Earnings per share - basic                               $ 3.03  $ 3.18  $ 2.56
Dilutive stock options                                      6.2     7.3     4.6
-------------------------------------------------------------------------------
Average common and common
  equivalent shares outstanding                           397.8   399.1   394.0
-------------------------------------------------------------------------------
Earnings per share - diluted                             $ 2.99  $ 3.12  $ 2.53
-------------------------------------------------------------------------------

* Income available to common shareholders is the same for purposes of calculating basic and diluted EPS.

        Options to purchase 4.7 million and .7 million shares of common stock at prices ranging from $47 to $64 and $48 to $52 per share were outstanding at Jan. 3, 1998 and Dec. 28, 1996, respectively, but were not included in the computation of diluted EPS because the options exercise prices were greater than the average market price of the common shares. In 1995, all options outstanding were included in the computation of diluted EPS.

14. SHAREHOLDERS' EQUITY

DIVIDEND PAYMENTS
Certain indentures relating to the long-term debt of Sears, Roebuck and Co., which represent the most restrictive contractual limitation on the payment of dividends, provide that the Company cannot take specified actions, including the declaration of cash dividends, that would cause its consolidated unencumbered assets, as defined, to fall below 150% of its consolidated liabilities, as defined. At Jan. 3, 1998, approximately $3.3 billion could be paid in dividends to shareholders under the most restrictive indentures.

PREFERRED SHARES
In Nov. 1996, the Company redeemed all the 8.88% Preferred Shares at a redemption price of $25 per depository share plus accrued dividends to the redemption date.
     The Company exchanged the Series A Mandatorily Exchangeable Preferred Shares for common shares on Mar. 20, 1995. Holders of depository shares received 1.24 common shares for each depository share. The total number of common shares delivered upon exchange was 35.7 million.

SHARE REPURCHASE PROGRAM
On Mar. 13, 1996, the Board of Directors approved a two-year common share repurchase program for the purpose of acquiring shares for distribution under employee stock-based incentive plans. The program was extended by the Board of Directors on Feb. 3, 1998 for an additional two years and authorizes the Company to cumulatively acquire up to 20 million Sears common shares on the open market. Through Jan. 3, 1998, 6.9 million common shares have been acquired under the repurchase program.

15. STOCK BASED COMPENSATION

STOCK OPTION PLANS
Options to purchase common stock of the Company have been granted to employees under various plans at prices equal to the fair market value of the stock on the dates the options were granted. Options are generally exercisable in not more than four equal, annual installments beginning one year after the date of grant, and generally expire in 10 or 12 years.
     Additionally, certain options were granted with performance-based features that require the Company share price to reach specified targets at three- and five-year intervals from the grant date to be earned. The Company had 1.4 million performance based options outstanding at the end of 1997, all of which were granted in 1997. Subject to the satisfaction of the performance-based features, these performance based options vest 50% in year five, 25% in year six and 25% in year seven. No compensation expense has been recognized because the exercise price exceeded the Company share price at year end.



38  SEARS  ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                                                         SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements  (Continued)
-------------------------------------------------------------------------------


     The Company measures compensation cost under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used during the respective years to estimate the fair value of options granted:

--------------------------------------------------------------------------------
                                                      1997     1996     1995
--------------------------------------------------------------------------------
    Dividend yield                                   1.59%    1.86%    3.08%
    Expected volatility                                28%      28%      28%
    Risk-free interest rate                          6.19%    6.23%    6.43%
    Expected life of options                       6 years  6 years  6 years
--------------------------------------------------------------------------------



     Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


--------------------------------------------------------------------------------
millions, except earnings per share                  1997     1996     1995
--------------------------------------------------------------------------------
Net income - as reported                           $1,188   $1,271   $1,801
Net income - pro forma                              1,174    1,264    1,798
Earnings per share - basic
  As reported                                        3.03     3.18     4.55
  Pro forma                                          3.00     3.16     4.54
Earnings per share - diluted
  As reported                                        2.99     3.12     4.50
  Pro forma                                          2.95     3.10     4.49
--------------------------------------------------------------------------------

        Changes in stock options were as follows:


--------------------------------------------------------------------------------
shares in thousands               1997                 1996                 1995
--------------------------------------------------------------------------------
                              Weighted             Weighted             Weighted
                               Average              Average              Average
                              Exercise             Exercise             Exercise
                      Shares     Price     Shares     Price    Shares      Price
--------------------------------------------------------------------------------
Beginning balance     14,389    $25.00     18,721    $22.83    11,523     $40.08
Granted                4,165     58.23        750     48.65     3,018      27.52
Exercised             (2,832)     23.67    (4,358)    19.71    (3,121)     25.14
Canceled or expired     (567)     31.17      (724)    25.12    (1,319)     30.13
Adjustment due to
 Allstate distribution    --        --         --        --     8,620      21.84
--------------------------------------------------------------------------------
Ending balance        15,155    $34.16     14,389    $25.00    18,721     $22.83
--------------------------------------------------------------------------------
Reserved for future
 grant at year end    12,840               16,655              16,795
Exercisable            7,524    $23.89      6,560    $22.65     6,812     $19.43
--------------------------------------------------------------------------------
Fair value of options
 granted during the year        $17.98               $16.33               $10.63
--------------------------------------------------------------------------------

        The following table summarizes information about stock options outstanding at Jan. 3, 1998:


----------------------------------------------------------------------------------------------
                Options Outstanding                          Options Exercisable
----------------------------------------------------------------------------------------------
                                   Weighted-Avg.
    Range of          Number         Remaining      Weighted-Avg.    Number     Weighted-Avg.
    Exercise        Outstanding    Contractual Life  Exercise      Exercisable     Exercise
     Prices         at 01/03/98       in Years          Price      at 01/03/98      Price
----------------------------------------------------------------------------------------------
$10.00 to $20.00       1,719           6.0            $15.88          1,614         $15.63
 20.01 to  30.00       7,467           8.4             24.22          4,906          24.16
 30.01 to  40.00       1,179           9.7             31.92            770          31.92
 40.01 to  50.00       1,277           9.1             48.40            230          48.65
 50.01 to  64.00       3,513           9.5             59.80              4          50.85
----------------------------------------------------------------------------------------------
$10.00 to $64.00      15,155           8.5            $34.16          7,524         $23.89
----------------------------------------------------------------------------------------------

ASSOCIATE STOCK PURCHASE PLAN
On May 8, 1997, the shareholders approved the Company's Associate Stock Ownership Plan (ASOP). The ASOP allows eligible employees the right to elect to use up to 10% of their eligible compensation to purchase Sears common stock on a quarterly basis at the lower of 85% of the fair market value at the beginning or end of each calendar quarter. The maximum number of shares of Sears common stock available under the ASOP is ten million. The first purchase period began Jan. 1, 1998, and accordingly no shares were issued under the ASOP in 1997.

16. SUMMARY OF SEGMENT DATA

The Company operates primarily in the retailing industry. A summary by segment is as follows:


--------------------------------------------------------------------------------
millions                                        1997        1996         1995
--------------------------------------------------------------------------------
REVENUES
Domestic operations                          $37,808      $34,676      $31,468
International operations                       3,488        3,388        3,367
--------------------------------------------------------------------------------
Total                                        $41,296      $38,064      $34,835
--------------------------------------------------------------------------------
OPERATING INCOME
Domestic operations                          $ 1,852      $ 2,094      $ 1,729
International operations                         142          (11)         (24)
--------------------------------------------------------------------------------
Total                                        $ 1,994      $ 2,083      $ 1,705
--------------------------------------------------------------------------------
NET INCOME (LOSS)
Domestic operations                          $ 1,203      $ 1,276      $ 1,055
International operations                         (15)          (5)         (30)
Discontinued operations                           --           --          776
--------------------------------------------------------------------------------
Total                                        $ 1,188      $ 1,271      $ 1,801
--------------------------------------------------------------------------------
ASSETS
Domestic operations                          $35,899      $33,228      $30,519
International operations                       2,801        2,939        2,611
--------------------------------------------------------------------------------
Total                                        $38,700      $36,167      $33,130
--------------------------------------------------------------------------------

                                                    ANNUAL REPORT 1997  SEARS 39

-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------
Management's Report
-------------------------------------------------------------------------------

The financial statements, financial analyses and all other information were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, fairly and accurately reflect the financial position and operating results of Sears, Roebuck and Co. ("the Company") in accordance with generally accepted accounting principles. All financial information is consistent with the financial statements.
        Management maintains a system of internal controls that it believes provides reasonable assurance that, in all material respects, assets are maintained and accounted for in accordance with management's authorizations and transactions are recorded accurately in the books and records. The concept of reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. To assure the effectiveness of the internal control system, the organizational structure provides for defined lines of responsibility and delegation of authority. The Company's formally stated and communicated policies demand of employees high ethical standards in their conduct of its business. These policies address, among other things, potential conflicts of interest; compliance with all domestic and foreign laws, including those related to financial disclosure; and the confidentiality of proprietary information. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.
        Deloitte & Touche LLP, independent certified public accountants, have audited the financial statements of the Company, and their report is presented below. Their audit also includes a study and evaluation of the Company's control environment, accounting systems and control procedures to the extent necessary to conclude that the financial statements present fairly the company's financial position and results of operations. The independent accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.
        The Audit Committee of the Board of Directors is comprised entirely of directors who are not employees of the Company. The committee reviews audit plans, internal control reports, financial reports and related matters and meets regularly with the Company's management, internal auditors and independent accountants. The independent accountants and the internal auditors advise the committee of any significant matters resulting from their audits and have free access to the committee without management being present.



/s/  Arthur C. Martinez
-------------------------------------
Arthur C. Martinez
Chairman and Chief Executive Officer


/s/  Gary L. Crittenden
-------------------------------------
Gary L. Crittenden
Executive Vice President and Chief Financial Officer


/s/  James A. Blanda
-------------------------------------
James A. Blanda
Vice President and Controller



-------------------------------------------------------------------------------
Independent Auditors' Report
-------------------------------------------------------------------------------

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS SEARS, ROEBUCK AND CO.
We have audited the accompanying Consolidated Balance Sheets of Sears, Roebuck and Co. as of January 3, 1998 and December 28, 1996, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of January 3, 1998 and December 28, 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.
        As described in Note 1 to the consolidated financial statements, effective January 1, 1997 the Company changed its method of accounting for sales of securitized accounts receivable as required by Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

/s/  Deloitte & Touche  LLP

Deloitte & Touche  LLP
Chicago, Illinois
February 20, 1998



40  SEARS ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------
 Five-Year Summary of Consolidated Financial Data
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
millions, except per common share and shareholder data            1997             1996      1995             1994            1993
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                      $ 41,296         $ 38,064  $ 34,835         $ 33,021        $ 30,427
Costs and expenses                                              39,302           35,981    33,130           30,288          28,265
Interest                                                         1,409            1,365     1,373            1,279           1,318
Operating income                                                 1,994            2,083     1,705            1,454             844
Other income                                                       106               22        23               17             110
Income before income taxes                                       2,100            2,105     1,728            1,471             954
Income taxes                                                       912              834       703              614             329
Income from continuing operations                                1,188            1,271     1,025              857             625
Income from discontinued operations                                 --               --       776              402           1,960
Extraordinary gain (loss)                                           --               --        --              195            (211)
Net income                                                       1,188            1,271     1,801            1,454           2,374
FINANCIAL POSITION
Retained interest in transferred
 credit card receivables                                      $  3,316         $  2,260  $  5,579         $  3,543        $  2,947
Credit card receivables, net                                    19,843           19,303    14,527           14,658          12,959
Property and equipment, net                                      6,414            5,878     5,077            4,253           4,401
Merchandise inventories                                          5,044            4,646     4,033            4,044           3,518
Net assets of discontinued operations                               --               --        --            7,231           8,701
Total assets                                                    38,700           36,167    33,130           37,312          37,911
Short-term borrowings                                            5,208            3,533     5,349            6,190           4,636
Long-term debt                                                  15,632           14,907    11,774            9,985          10,790
     Total debt                                                 20,840           18,440    17,123           16,175          15,426
     Percent of debt to equity                                     356%             373%      391%             453%            521%
Shareholders' equity                                          $  5,862         $  4,945  $  4,385         $ 10,801        $ 11,664
SHAREHOLDERS' COMMON SHARE INVESTMENT
Book value per common share (year end)                        $  15.00         $  12.63  $  10.40         $  29.78        $  32.32
Shareholders                                                   235,336          243,986   256,624          262,387         291,320
Average common and equivalent
 shares outstanding                                                398              399       394              389             383
Earnings per common share - diluted
     Income from continuing operations                        $   2.99         $   3.12  $   2.53         $   2.13        $   1.56
     Income from discontinued operations                            --               --      1.97             1.03            5.12
     Extraordinary gain (loss)                                      --               --        --             0.50           (0.55)
     Net income                                                   2.99             3.12      4.50             3.66            6.13
Cash dividends declared per common share                      $    .92         $    .92  $   1.26         $   1.60        $   1.60
Cash dividend payout percent                                      30.8%            29.5%     28.0%            43.7%           26.1%
Market price - common share (high-low)                 65 1/4 - 38 3/4  53 7/8 - 38 1/4   60 - 30  55 1/8 - 42 1/8 60 1/8 - 39 7/8
------------------------------------------------------------------------------------------------------------------------------------
Closing market price at December 31                             45 1/4               46        39               46          52 7/8
------------------------------------------------------------------------------------------------------------------------------------
Price/earnings ratio (high-low)                                22 - 13          17 - 12   16 - 12          15 - 12          10 - 7
------------------------------------------------------------------------------------------------------------------------------------


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

                                                 ANNUAL REPORT 1997  SEARS 41

-------------------------------------------------------------------------------
                                                        SEARS, ROEBUCK AND CO.
-------------------------------------------------------------------------------
Quarterly Results (Unaudited)
-------------------------------------------------------------------------------


                                            First Quarter     Second Quarter    Third Quarter     Fourth Quarter        Year
----------------------------------------------------------------------------------------------------------------------------------
millions, except per common share data      1997     1996     1997     1996     1997     1996     1997     1996     1997     1996
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $8,733   $7,946   $9,701   $9,083   $9,781   $9,025  $13,081  $12,010  $41,296  $38,064
----------------------------------------------------------------------------------------------------------------------------------
Operating income                             357      246      121      436      592      446      924      955    1,994    2,083
----------------------------------------------------------------------------------------------------------------------------------
Net income                                   182      151      117      274      353      279      536      567    1,188    1,271
----------------------------------------------------------------------------------------------------------------------------------
Earnings per common share - diluted         0.46     0.36     0.29     0.67     0.89     0.68     1.35     1.42     2.99     3.12
----------------------------------------------------------------------------------------------------------------------------------
Excluding impact of noncomparable items
  Operating income                           294      246      538      436      508      446      884      955    2,224    2,083
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                 179      151      311      274      301      279      512      567    1,303    1,271
----------------------------------------------------------------------------------------------------------------------------------
  Earnings per common share - diluted       0.45     0.36     0.78     0.67     0.76     0.68     1.29     1.42     3.27     3.12
----------------------------------------------------------------------------------------------------------------------------------

1997 noncomparable items consist of the credit reaffirmation charge, implementation of SFAS No. 125, the sales of the Company's interests in Sears Mexico and Advantis, the Parts America conversion, and the postretirement life insurance gain.

The fourth quarter pretax LIFO adjustments were credits of $47 and $27 million in 1997 and 1996, compared with charges of $30 and $46 million for the first nine months of the respective years.

Total of quarterly earnings per common share may not equal the annual amount because net income per common share is calculated independently for each quarter.

Certain quarterly information has been reclassified to conform with year-end presentation.
--------------------------------------------------------------------------------
 Common Stock Market Information and Dividend Highlights (Unaudited)
--------------------------------------------------------------------------------



                          First Quarter       Second Quarter         Third Quarter        Fourth Quarter         Year
------------------------------------------------------------------------------------------------------------------------
dollars                  1997       1996      1997       1996       1997       1996       1997      1996     1997   1996
-------------------------------------------------------------------------------------------------------------------------
Stock price range
High                   56 3/4     51 7/8    54 3/4     53 7/8     65 1/4     49 1/8     57 3/8     51 3/4   65 1/4  53 7/8
Low                    44 1/2     38 1/4    45         46 1/4     54         39 7/8     38 3/4     44       38 3/4  38 1/4
Close                  50 1/8     48 3/4    53 3/4     48 5/8     56 15/16   44 3/4     46 3/16    47 3/8   46 3/16 47 3/8
Cash dividends
  declared              0.23       0.23      0.23       0.23       0.23       0.23       0.23       0.23     0.92    0.92
--------------------------------------------------------------------------------------------------------------------------

Stock price ranges are for the New York Stock Exchange (trading symbol - S), which is the principal market for the Company's common stock.

The number of registered common shareholders at Feb. 28, 1998 was 231,129.

In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges: Chicago; Pacific, San Francisco; London, England; Amsterdam, The Netherlands; and Swiss, EBS.

-------------------------------------------------------------------------------
Market Risk (Unaudited)
-------------------------------------------------------------------------------
The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in the interest rates in the United States. The Company's policy is to manage interest rate risk through the strategic use of fixed rate debt, variable rate debt, and interest rate derivatives. The counterparties to the derivative agreements are major financial institutions with credit ratings primarily of AA, thereby minimizing the risk of credit loss. For interest rate derivatives, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Weighted average variable rates are based on rates in effect at the most recent reset date. All items described in the table below are non-trading.



----------------------------------------------------------------------------------------------------------------------------
                                                                                                    There-            Fair
dollars in millions, except percent                               1998   1999   2000   2001   2002   after   Total   Value
----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Commercial paper                                               5,100     --     --     --     --      --   5,100   5,100
     Average interest rate                                        5.89%    --     --     --     --      --
  Bank loans                                                       108     --     --     --     --      --     108     108
     Average interest rate                                        5.92%    --     --     --     --      --
  Long-term debt, including current portion
     Fixed rate amount                                           2,297  1,321  2,108  2,453  1,588   5,086  14,853  15,501
     Average interest rate                                        8.91%  7.61%  7.67%  6.76%  6.94%   7.05%
     Variable rate amount                                          250     80     25     --     --      --     355     355
     Average interest rate                                        5.71%  5.66%  5.89%    --     --      --
----------------------------------------------------------------------------------------------------------------------------
Interest rate derivative financial instruments related to debt:
  Pay floating rate, receive fixed rate                             --    555    250     --     --      --     805      12
     Average pay rate                                               --   5.72%  5.72%    --     --      --
     Average receive rate                                           --   6.85%  6.87%    --     --      --
  Pay fixed rate, receive floating rate                             --     70    200     --     70   1,152   1,492     (84)
     Average pay rate                                               --   9.40%  7.05%    --   9.54%   6.50%
     Average receive rate                                           --   4.01%  5.81%    --   4.01%   5.81%
----------------------------------------------------------------------------------------------------------------------------





 42  SEARS ANNUAL REPORT 1997