Form 10-K, Exhibit 13
period 1999-01-02
SEARS ROEBUCK & CO
filed 1999-03-19
CIK 319256

SEARS, ROEBUCK AND CO.

Consolidated Statements of Income                                       [PHOTO]
-------------------------------------------------------------------------------
millions, except per common share data         1998          1997          1996
-------------------------------------------------------------------------------
REVENUES
Merchandise sales and services              $36,704       $36,371       $33,751
Credit revenues                               4,618         4,925         4,313
-------------------------------------------------------------------------------
         Total revenues                      41,322        41,296        38,064
-------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales, buying and occupancy          27,257        26,779        24,889
Selling and administrative                    8,318         8,322         8,059
Provision for uncollectible accounts          1,287         1,532           971
Depreciation and amortization                   830           785           697
Interest                                      1,423         1,409         1,365
Reaffirmation charge                             --           475            --
Impairment losses                               352            --            --
-------------------------------------------------------------------------------
         Total costs and expenses            39,467        39,302        35,981
-------------------------------------------------------------------------------
Operating income                              1,855         1,994         2,083
Other income, net                                28           144            30
-------------------------------------------------------------------------------
Income before income taxes, minority
  interest and extraordinary loss             1,883         2,138         2,113
Income taxes                                    766           912           834
Minority interest                                45            38             8
-------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS              1,072         1,188         1,271
-------------------------------------------------------------------------------
Extraordinary loss on early
  extinguishment of debt, net of tax             24            --            --
-------------------------------------------------------------------------------
NET INCOME                                  $ 1,048       $ 1,188       $ 1,271
-------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - BASIC:
     Income before extraordinary loss       $  2.76       $  3.03       $  3.18
     Extraordinary loss                        0.06            --            --
-------------------------------------------------------------------------------
     Net income                             $  2.70       $  3.03       $  3.18
-------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - DILUTED:
     Income before extraordinary loss       $  2.74       $  2.99       $  3.12
     Extraordinary loss                        0.06            --            --
-------------------------------------------------------------------------------
     Net income                             $  2.68       $  2.99       $  3.12
-------------------------------------------------------------------------------
See accompanying notes.





18  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations                        [PHOTO]
-------------------------------------------------------------------------------

Sears, Roebuck and Co. and its consolidated subsidiaries ("the Company") is a multi-line retailer providing a wide array of merchandise and services in the United States, Puerto Rico and Canada. Operating results for the Company are reported for four domestic segments and one international segment. The domestic segments include the Company's operations in the United States and Puerto Rico.

     The Company's segments are defined as follows:

RETAIL - consisting of:

 - Full-line Stores, located primarily in shopping malls, which sell apparel, home fashions and hardlines merchandise.
 -   Specialty Stores consisting of:

     -- Home Stores, which are comprised of Hardware, Dealer and HomeLife furniture Stores, The Great Indoors and Commercial Sales. In the first quarter of 1999, the Company sold the HomeLife furniture business.
     -- Auto Stores, consisting of the Sears Tire Group, sell and install tires, batteries and related goods and services through Sears Auto Centers and NTB National Tire & Battery ("NTB") stores. Auto Stores also included the Parts Group, which sold automotive parts through Parts America and Western Auto stores until November 2, 1998, when the
        Company sold the Parts Group to Advance Auto Parts. Thereafter, the Parts Group results are no longer included in the Company's consolidated operations.

SERVICES - consisting of:
 - Home Services, which provides product repair services, service contracts, major home improvements and other home services such as pest control and carpet cleaning.
 - Sears Direct, consisting of direct-response marketing, which markets insurance (credit protection, life and health), clubs and services memberships, merchandise through specialty catalogs, and impulse and continuity merchandise; and Sears Online, which offers merchandise for sale via the Company's websites.

CREDIT - which manages the Company's portfolio of credit card receivables arising from purchases of merchandise and services from domestic operations. The domestic credit card receivables portfolio consists primarily of Sears Card account balances.

CORPORATE - includes activities that are of an overall holding company nature, primarily consisting of administrative activities, the costs of which are not allocated to the Company's businesses.

INTERNATIONAL - consisting of retail, services, credit and corporate operations similar to the Company's domestic operations. International operations are conducted in Canada through Sears Canada Inc. ("Sears Canada"), a majority owned subsidiary. International operations were also conducted through Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico"), a 75.5% owned subsidiary until March 1997, when the Company sold 60% of the outstanding shares of Sears Mexico to Grupo Carso S.A. de C.V. Thereafter, Sears Mexico's results are no longer included in the Company's consolidated operations.

     Throughout management's analysis of consolidated operations and financial condition, certain prior year information has been reclassified to conform with the current year presentation. All references to earnings per share relate to diluted earnings per common share.

RESULTS OF OPERATIONS
CONSOLIDATED
Net income in 1998 declined 11.8% to $1.05 billion, or $2.68 per share, from $1.19 billion, or $2.99 per share for 1997. The results of operations for both 1998 and 1997 were affected by noncomparable items. The effects of the noncomparable items on net income and earnings per share are summarized as follows:

---------------------------------------------------------------------------------------
millions, except per share      1998                 1997                  1996
---------------------------------------------------------------------------------------
                                   EARNINGS              EARNINGS              EARNINGS
                       AFTER-TAX  PER SHARE  AFTER-TAX  PER SHARE  AFTER-TAX  PER SHARE
---------------------------------------------------------------------------------------
Net income
  excluding
  noncomparable
  items                   $1,300     $ 3.32     $1,303     $ 3.27     $1,271     $ 3.12
  HomeLife
    impairment loss          (21)     (0.05)        --         --         --         --
  Western Auto
    impairment loss         (243)     (0.62)        --         --         --         --
  Extraordinary
    loss on debt
    extinguishment           (24)     (0.06)        --         --         --         --
  SFAS No. 125
    accounting                36       0.09        136       0.35         --         --
  Reaffirmation charge        --         --       (320)     (0.80)        --         --
  Sale of Advantis            --         --         91       0.23         --         --
  Sale of Sears Mexico        --         --        (36)     (0.09)        --         --
  Postretirement
    life insurance            --         --         37       0.09         --         --
  Parts America
    conversion                --         --        (23)     (0.06)        --         --
---------------------------------------------------------------------------------------
Net income
  as reported             $1,048     $ 2.68     $1,188     $ 2.99     $1,271     $ 3.12
---------------------------------------------------------------------------------------


DESCRIPTION OF NONCOMPARABLE ITEMS
On November 18, 1998, the Company entered into an agreement to sell its HomeLife furniture business for $100 million in cash, a $10 million note receivable and a 19% ownership interest in the new HomeLife business. The Company recorded an impairment loss of $33 million ($21 million after-tax) in the fourth quarter of 1998 to adjust the carrying value of HomeLife's assets to their estimated fair market value, less cost to sell. The sale was completed on January 30, 1999.

     On November 2, 1998, the Company completed an Agreement and Plan of Merger of Western Auto, a wholly-owned subsidiary, and Advance Auto Parts whereby Sears exchanged its interest in Western Auto for $175 million in cash and approximately 40% equity ownership interest in the resulting combined company. Based upon the terms of the sale, the Company recorded a pretax charge of $296 million ($225 million after-tax) in the third quarter of 1998 to adjust the carrying value of Western Auto's assets to their estimated fair market value, less cost to sell. In the fourth quarter, the loss was revised to reflect an additional after-tax charge of $18 million based on the final terms of the transaction.

     On October 2, 1998, the Company prepaid debt with a face value of $300 million, which was due in May 2000. The transaction generated an extraordinary loss of $37 million ($24 million after-tax). The loss resulted primarily from the write-off of the related unamortized discount.



                                                         ANNUAL REPORT 1998   19

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations (continued)             [PHOTO]
--------------------------------------------------------------------------------

     In 1997, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 125 which changed the way the Company accounts for securitizations. SFAS No. 125 accounting provided incremental net income of $36 million in 1998 and reduced reported credit revenues, selling and administrative expense and the provision for uncollectible accounts by $549 million, $129 million and $478 million, respectively. In 1997, SFAS No. 125 accounting provided incremental net income of $136 million and reduced reported credit revenues, selling and administrative expense and the provision for uncollectible accounts by $321 million, $126 million and $417 million, respectively.

     The 1997 reaffirmation charge of $475 million ($320 million after-tax) represents the estimated cost of the settlement of lawsuits and investigations by governmental agencies, including federal prosecutors, which alleged that the Company had violated the United States Bankruptcy Code and consumer protection laws in various states through activities related to certain debt reaffirmation agreements and other related matters. This estimate was based on management's assumptions as to the ultimate outcome of future events and uncertainties. While at year-end 1998 there are still additional costs to be incurred related to these matters, one of the most significant uncertainties was resolved on February 19, 1999, when the Company's plea agreement with the U.S. Attorney for the District of Massachusetts was approved by a federal district court. As part of the agreement, the Company agreed to pay a $60 million fine.

     In 1997, the Company sold to IBM its 30% equity interest in Advantis, a joint venture between IBM and the Company. The sale resulted in a pretax gain of $150 million ($91 million after-tax) recorded in other income.

     In 1997, the Company sold 60% of the outstanding shares of Sears Mexico to Grupo Carso S.A. de C.V. The sale was recorded in the first quarter of 1997 and resulted in a pretax loss of $21 million reflected in other income and tax expense of $15 million, for an after-tax loss of $36 million.

     The Company changed its postretirement life insurance benefit plan in 1997 by eliminating retiree life insurance benefits for all active associates not retired by December 31, 1997. This plan change resulted in a one-time pretax curtailment gain of $61 million ($37 million after-tax) recorded as a reduction of selling and administrative expense.

     The majority of the Western Auto stores were converted to the Parts America format in 1997 and, as a result, the Company recorded a pretax charge of $38 million ($23 million after-tax) for this initiative.

ANALYSIS OF CONSOLIDATED RESULTS EXCLUDING NONCOMPARABLE ITEMS
Net income in 1998, excluding noncomparable items, was $1.30 billion or $3.32 per share, an increase of 1.5% over comparable 1997 per share earnings of $3.27. The improvement was the result of better performance in the Credit, Services and International segments along with a lower effective tax rate and fewer shares outstanding, substantially offset by a decline in Retail results.

     In 1997, net income excluding noncomparable items was $1.30 billion or $3.27 per share, an increase of 4.8% over comparable 1996 per share earnings of $3.12. The improved profitability of the Retail and Services segments, coupled with strong Sears Canada performance, was largely offset by a decline in Credit results due to an increase in the domestic provision for uncollectible accounts, reflecting the trend of increased delinquencies and charge-offs during 1997.




REPORTABLE SEGMENTS
Segment operating income as reported and excluding noncomparable items is as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                     1998                                        1997
                                Excluding     Effect of                     Excluding      Effect of
                                     non-          non-                          non-           non-
                               comparable   comparable            1998     comparable     comparable          1997
millions                            items         items    as reported          items          items    as reported        1996
-------------------------------------------------------------------------------------------------------------------------------
Retail                            $   734         $(352)       $   382         $  928          $  23        $  951      $  841
Services                              375            --            375            361             --           361         305
Credit                              1,086            58          1,144          1,005           (253)          752       1,164
Corporate                            (211)           --           (211)          (212)            --          (212)       (216)
-------------------------------------------------------------------------------------------------------------------------------
    Domestic operating income       1,984          (294)         1,690          2,082           (230)        1,852       2,094
-------------------------------------------------------------------------------------------------------------------------------
International                         165            --            165            142             --           142         (11)
-------------------------------------------------------------------------------------------------------------------------------
    Total operating income         $2,149         $(294)        $1,855         $2,224          $(230)       $1,994      $2,083
-------------------------------------------------------------------------------------------------------------------------------



20  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations (continued)             [PHOTO]
-------------------------------------------------------------------------------

RETAIL
Retail store revenues as reported, operating income excluding noncomparable items and related information are as follows:


-------------------------------------------------------------------------------
millions, except number of stores and
Retail store revenues per selling square foot          1998      1997      1996
-------------------------------------------------------------------------------
Full-line Stores revenues                           $23,140   $22,839   $21,581
Specialty Stores revenues                             7,289     7,247     6,281
-------------------------------------------------------------------------------
Total Retail revenues(1)                            $30,429   $30,086   $27,862
-------------------------------------------------------------------------------
Operating income excluding noncomparable items      $   734   $   928   $   841
-------------------------------------------------------------------------------
Number of Full-line Stores                              845       833       821
Number of Specialty Stores                            2,198     2,697     2,550
-------------------------------------------------------------------------------
Total Retail stores                                   3,043     3,530     3,371
-------------------------------------------------------------------------------
Retail store revenues per selling square foot(2)    $   317   $   318   $   321
Comparable store sales percentage increase              1.1%      2.3%      5.8%
-------------------------------------------------------------------------------

(1) The Company's 1997 fiscal year included 53 weeks, compared to 52 weeks in 1998 and 1996. Excluding the 53rd week in 1997, total retail revenues increased 3.0% in 1998 and 6.0% in 1997.

(2) 1997 revenues per square foot calculation excludes the 53rd week.

     Retail revenues increased 1.1% in 1998 to $30.43 billion from $30.09 billion in 1997. Revenues in 1998 included 52 weeks compared to 53 weeks in 1997.

     Full-line Stores revenues increased 1.3% in 1998, benefiting from the net addition of 12 Full-line Stores as 23 stores were opened and 11 were closed. The Full-line Stores increase was led by solid revenue performance in hardlines merchandise as comparable store sales increased in 1998. Hardlines revenue increases in home appliances and electronics were partially offset by a decline in home improvement and home office merchandise sales. The hardlines revenue increase was partially offset by soft apparel sales. Apparel sales were strong in women's special sizes, fine jewelry and cosmetics and fragrances but weak in dresses, junior's, boy's and men's apparel.

     In addition to revenue growth in the Full-line Stores, Specialty Store revenues increased slightly to $7.29 billion in 1998 from $7.25 billion in 1997. The strong revenue performance in Hardware and Dealer Stores was offset by a decline in Auto Stores revenues.

     The revenue increase in Hardware and Dealer Stores in 1998 resulted from the addition of new stores and strong comparable store sales increases. During 1998, the Company opened 10 net new Hardware Stores and 77 net new Dealer Stores. The Commercial Sales business also produced strong revenue gains as the Company continued to expand this business. In 1998, HomeLife revenues decreased slightly and the HomeLife business ended 1998 with one less store than in 1997.

     The Auto Stores 1998 revenues declined from 1997 levels as comparable store sales decreased. Both Sears Auto Centers and NTB sales were adversely affected by the relatively mild winter weather experienced in 1998. Results were also affected by the sale of the Parts Group on November 2, 1998, which caused 1998 revenues to reflect only 10 months of Parts Group sales versus 12 months in the prior year. Throughout 1998, the Company worked to build name recognition for the new NTB format. As of year end, the Company operated 789 Sears Auto Centers and 347 NTB stores.

     Retail revenues increased 8.0% in 1997 to $30.09 billion from $27.86 billion in 1996. Revenues in 1997 included 53 weeks compared to 52 weeks in 1996.

     Full-line Stores revenues increased 5.8% in 1997 as the Company opened 21 and closed 9 Full-line Stores. The addition of the 53rd week in 1997 also contributed to the revenue growth. In 1997, apparel sales gains were led by increases in women's ready-to-wear, children's and men's fashions and footwear. Hardlines merchandise had a solid revenue increase in 1997 led by strong sales growth in home appliances and electronics merchandise, partially offset by a decline in home improvement merchandise sales.

     Specialty Store revenues increased to $7.25 billion in 1997 from $6.28 billion in 1996. The increase primarily resulted from a full year of sales from the Orchard Supply Hardware Stores in 1997, compared to 1996, which included only fourth quarter sales; and the 53rd week in 1997. Dealer Stores revenues increased as the Company added 107 net new stores in 1997. The HomeLife business closed 23 locations in 1997 to focus better on high concentration markets and cost management.

     Auto Stores revenues declined slightly in 1997 from 1996 as comparable store sales decreased from prior year levels. Results were adversely affected by the store conversions in both the Sears Tire Group and Parts Group. As of year-end 1997, the Company had substantially completed both conversion plans and operated 780 Sears Auto Centers, 326 NTB stores and 576 Parts America stores.


[GRAPH]

     In addition to revenue performance, gross margin, selling and administrative expenses and depreciation and amortization are important elements in determining Retail operating income. The following discussion of Retail gross margin, selling and administrative expense and depreciation and amortization excludes the effect of noncomparable items to provide a more meaningful comparison between years. The noncomparable items that affected the Retail segment operating income were the impairment losses related to the sales of Western Auto and HomeLife in 1998, and the Parts America conversion and the postretirement life insurance curtailment in 1997.

     Retail gross margin as a percentage of Retail revenues declined 90 basis points in 1998 from 1997. In 1997, Retail gross margin as a percentage of Retail revenues declined 40 basis points from 1996. Both years declined due to higher promotional activity driven by a competitive retail environment.

     Retail selling and administrative expense as a percentage of Retail revenues improved 40 basis points in 1998 from 1997. In 1997, Retail selling and administrative expense as a percentage of Retail revenues improved 70 basis points from 1996. Both years improved primarily due to leveraging payroll and other employee-related costs.

     Retail depreciation and amortization expense increased 6.4% in 1998 from 1997 and 15.2% in 1997 compared to 1996. These increases reflect the continuation of the Company's store remodeling program and the growth in the number of Specialty Stores in operation.



                                                          ANNUAL REPORT 1998  21

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations (continued)             [PHOTO]
--------------------------------------------------------------------------------

SERVICES
Services revenues and operating income as reported are as follows (noncomparable items did not have an effect on operating income of the Services segment):

-------------------------------------------------------------------------------
millions                                              1998       1997      1996
-------------------------------------------------------------------------------
Services revenues                                   $3,113     $3,073    $2,819
-------------------------------------------------------------------------------
Operating income                                    $  375     $  361    $  305
-------------------------------------------------------------------------------

     Services revenues, generated primarily by the Home Services business, increased 1.3% in 1998. Home Services revenues were flat due to a slight decline in the home improvement business and the 53rd week included in the prior year. The Company plans future growth in the Home Services business through market expansion, improved marketing effectiveness and strengthening of the Company's licensees. Sears Direct revenues increased 8.5% in 1998 from 1997 levels due to continued strength of its marketing programs in targeting customers at home for its various merchandise and services. All categories of Sears Direct products showed improved revenue results, including clubs and services, insurance and specialty catalogs.


[GRAPH]


     In 1997, Services revenues improved 9.0% primarily due to increased Home Services revenues, led by increases in in-home repair services and growth in home improvement services. Revenues in 1997 also included the effect of the 53rd week. Sears Direct revenues increased substantially in 1997 from 1996 levels due to continued strength of its insurance programs.

     Services gross margin as a percentage of Services revenues increased 100 basis points in 1998 from 1997. The margin rate increased due to the continued effort to improve the profitability of the service contracts portfolio within the Home Services business. In 1997, Services gross margin as a percentage of revenues improved 370 basis points from 1996, primarily due to improved profitability of the service contracts portfolio

     Services selling and administrative expense as a percentage of Services revenues increased 50 basis points in 1998 from 1997. The increase was due to increased infrastructure investments in the businesses to support planned growth. In 1997, Services selling and administrative expense as a percentage of Services revenues increased 240 basis points from 1996 due to increased marketing costs.

     Services depreciation and amortization expense increased 14.1% in 1998 from 1997 and 11.8% in 1997 compared to 1996. These increases reflect both the internal growth of the business and growth through acquisition.

     Overall, Services operating income as a percentage of Services revenue was relatively flat in 1998 compared to 1997. A slight increase in the Home Services operating margin was offset by a decline in the Sears Direct operating margin. Even with a decline in operating margin in 1998, the Sears Direct business continued to provide a significant portion of the operating income for the Services segment.

CREDIT
Domestic Credit revenues as reported and operating income are as follows:

-------------------------------------------------------------------------------
millions                                              1998       1997      1996
-------------------------------------------------------------------------------
Credit revenues                                     $4,369     $4,649    $3,995
-------------------------------------------------------------------------------
Operating income excluding noncomparable items      $1,086     $1,005    $1,164
  Noncomparable items:
     SFAS No. 125                                       58        222        --
     Reaffirmation charge                               --       (475)       --
-------------------------------------------------------------------------------
Operating income as reported                        $1,144     $  752    $1,164
-------------------------------------------------------------------------------


     The primary reason for the $392 million increase in 1998 reported operating income in the Credit segment compared to 1997 is the $475 million reaffirmation charge which adversely affected 1997 results. Other factors affecting reported Credit operating results are discussed below.

     In 1998, Credit revenues decreased 6.0% to $4.37 billion. The decrease in Credit revenues was attributable to a lower level of owned credit card receivables and the 53rd week included in the prior year. In 1997, Credit revenues increased 16.4% to $4.65 billion, reflecting higher average owned receivable balances, increased late fees and the benefit of the 53rd week of revenues. Excluding the effect from the change in accounting related to SFAS No. 125 in 1997, Credit revenues would have increased 24.4% over 1996 levels.

     A summary of Credit information for the managed portfolio is as follows:


-------------------------------------------------------------------------------
                                                      1998      1997       1996
-------------------------------------------------------------------------------

Sears Card as a % of sales(1)                         51.6%     55.1%      56.6%
Average account balance (dollars)                  $ 1,076   $ 1,058    $   977
Average managed credit card receivables (millions) $27,922   $27,150    $24,631
-------------------------------------------------------------------------------

(1) Sears Card as a % of sales includes Full-line Stores, Home Stores, Home Services, Sears Auto Centers and Retail Outlet Stores.

     The percentage of merchandise sales and services transacted with the Sears Card in 1998 declined to 51.6% compared to 55.1% in 1997, due to a greater preference for other payment methods, including cash, check and third-party credit cards.

[GRAPH]

     Credit selling and administrative expense increased 7.7% in 1998 from the 1997 amount. This increase was primarily attributable to increased investment in collection and risk management activities and litigation costs. In 1997, selling and administrative expense decreased 7.4% from the 1996 level primarily due to the implementation of SFAS No. 125 accounting. Excluding the effect from the change in accounting method, selling and administrative expense increased 10.4% while adjusted Credit revenues increased 24.4%, and therefore, the ratio of selling and administrative expense to Credit revenue improved 200 basis points in 1997 compared to 1996.




22  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations (continued)             [PHOTO]
--------------------------------------------------------------------------------

     Domestic provision for uncollectible accounts and related information is as follows:

-------------------------------------------------------------------------------
millions                                             1998       1997       1996
-------------------------------------------------------------------------------

Provision for uncollectible accounts              $ 1,261    $ 1,493    $   916
Net credit charge-offs to average
  managed credit card receivables(1)(2)              7.35%      6.48%      4.21%
Delinquency rates at year end(3)(4)                  6.82%      7.00%      5.40%
Owned credit card receivables                     $17,443    $19,386    $18,645
Allowance for uncollectible owned accounts        $   942    $ 1,077    $   753
-------------------------------------------------------------------------------

(1) The net credit charge-off rate includes the effect of the account conversion for 12% of accounts onto the new credit system ("TSYS") in the fourth quarter of 1998. The effect on the charge-off rate was not material.

(2) The following table sets forth the quarterly net credit charge-off rates for the managed portfolio for 1998 and 1997. Although the 1998 annual charge-off rate is higher than 1997, 1997 was a year of rapid deterioration in the charge-off rate while 1998 showed considerable improvement:

-------------------------------------------------------------------------------
                                Q1          Q2         Q3          Q4
-------------------------------------------------------------------------------
      1997                    4.97%       5.69%      6.87%       7.76%

      1998                    8.12%       7.37%      7.20%       6.74%
-------------------------------------------------------------------------------

(3) Under the Company's proprietary credit system, an account is generally considered delinquent when its cumulative past due balance is three or more times the scheduled minimum monthly payment.

(4) The 1998 delinquency rate is for the 88% of the managed accounts that have not been converted to TSYS. For the TSYS accounts, which represent 12% of the managed accounts at year end, the delinquency rate is 10.1%. For TSYS accounts, the aging methodology is based on the number of completed billing cycles during which a customer has failed to make a required payment. Therefore, under TSYS, accounts are considered delinquent when a customer has failed to make a payment in each of the last three or more billing cycles.

     In 1998, the provision for uncollectible accounts decreased 15.5% from 1997. The decrease is primarily attributable to favorable trends in delinquency rates, charge-off experience and bankruptcy filings, as well as lower owned credit card receivable balances and one less week of provision expense in 1998 compared to 1997 due to the effect of the 53rd week. As of January 2, 1999, the allowance balance was $942 million compared to $1.08 billion at January 3, 1998. The $135 million decrease in the allowance for uncollectible accounts relates to the improvement in portfolio quality and the reduction in owned credit card receivable balances. The owned credit card receivables decreased $1.94 billion during 1998 primarily due to the transfer of credit card receivables from Sears to a securitization Master Trust to provide receivable balances for future securitizations. Receivables transferred to the securitization Master Trust in 1998 are classified as retained interest in transferred credit card receivables in the balance sheet, and a $106 million allowance for uncollectible accounts relating to the transferred receivables is included as a reduction of retained interest in transferred credit card receivables at the end of 1998. The provision for uncollectible accounts in 1997 was 63.0% above 1996, reflecting increased delinquencies, charge-offs and bankruptcies, growth in the owned credit card receivables portfolio, and a reduced rate of credit reaffirmations. If 1997 were adjusted to a comparable basis with 1996 by excluding the effect on the provision for SFAS No. 125 accounting, the provision would have been $1.91 billion, a 108.6% increase over 1996.

     Interest expense from the domestic segments is included in the Credit segment discussion since the majority of the Company's domestic interest expense is allocated to the Credit segment. Generally, the domestic interest expense that is not allocated to the Credit segment is allocated to the Retail segment and is not a significant cost relative to costs of sales, buying and occupancy, selling and administrative expense and depreciation and amortization expense in the Retail segment.

     Domestic interest expense is combined with the funding cost on receivables sold through securitizations to represent total funding costs. The Company uses credit card receivable securitizations as a significant funding source and therefore, for purposes of this analysis, the interest paid on securitizations is considered a funding cost. The total domestic funding costs are as follows:


-------------------------------------------------------------------------------
millions                                             1998       1997       1996
-------------------------------------------------------------------------------
Domestic segments interest expense(1)              $1,318     $1,290     $1,191
Domestic funding cost of securitized receivables      433        437        348
-------------------------------------------------------------------------------
    Total domestic funding costs                   $1,751     $1,727     $1,539
-------------------------------------------------------------------------------

(1) Credit segment interest expense was $1,244, $1,259 and $1,191 for 1998, 1997 and 1996, respectively.

     Total domestic funding costs increased 1.4% in 1998 to $1.75 billion. The increase in funding costs reflects additional debt needed to support a larger managed credit card receivable portfolio, higher inventory levels, capital spending and share repurchases, partially offset by a lower funding rate environment. While the managed credit card receivables and inventory levels were higher on average throughout 1998 than in 1997, the managed credit card receivable balances and inventory balances at the end of 1998 were actually lower than at the end of 1997, as noted in management's analysis of consolidated financial condition. In 1997, the increase in funding costs reflects higher funding requirements due to a larger managed credit card receivable portfolio and the redemption of the Preferred Shares in the fourth quarter of 1996, partially offset by lower effective funding rates resulting from the refinancing of higher rate debt.

CORPORATE
Corporate selling and administrative expense decreased $1 million in 1998 compared to 1997. The decrease was primarily attributable to targeted cost containment and reduction efforts. In 1997, corporate selling and administrative expense decreased $4 million compared to 1996 due to similar cost control efforts.




                                                          ANNUAL REPORT 1998  23

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations (continued)             [PHOTO]
--------------------------------------------------------------------------------

INTERNATIONAL
International revenues and operating income are as follows (noncomparable items did not have an effect on operating income of the International segment):

-------------------------------------------------------------------------------
millions                                             1998       1997       1996
--------------------------------------------------------------------------------
Merchandise sales and services                     $3,162     $3,212     $3,070
Credit revenues                                       249        276        318
-------------------------------------------------------------------------------
  Total revenues                                   $3,411     $3,488     $3,388
-------------------------------------------------------------------------------
Operating income                                   $  165     $  142     $  (11)
-------------------------------------------------------------------------------

     International operations include the results of Sears Canada for all periods presented and the results of Sears Mexico through the first quarter of 1997, when the Company sold its majority interest.

     International revenues were $3.41 billion in 1998, a 2.2% decrease from revenues of $3.49 billion in 1997. The decrease resulted from the inclusion of $100 million of revenues related to Sears Mexico in the prior year. Excluding the effect of Sears Mexico, Sears Canada had strong retail and catalog sales performance in 1998 which was partially offset by the negative effects of a weaker Canadian dollar. In 1997, revenues increased 3.0% from 1996 due to Sears Canada revenues increasing 13.5% on strong retail store and catalog performance, partially offset by the loss of revenues due to the sale of Sears Mexico.

     International gross margin as a percentage of International merchandise sales and services decreased 30 basis points in 1998 from 1997. Sears Canada gross margin rate declined primarily due to increased buying costs. In 1997, International gross margin as a percentage of International merchandise sales and services increased 200 basis points from 1996. Sears Canada gross margin rate improved substantially due to savings realized from merchandise sourcing initiatives.

     International selling and administrative expense as a percentage of total International revenues improved 100 basis points in 1998 from 1997. Sears Canada selling and administrative expense rate improvement was primarily due to leveraging payroll and other employee related costs. In 1997, International selling and administrative expense as a percentage of total International revenues improved 110 basis points from 1996. Sears Canada selling and administrative rate improvement was primarily due to cost containment initiatives coupled with revenue growth and a favorable comparison to 1996, which included a restructuring charge.

     International operating income improved $23 million in 1998 compared to 1997. The improvement is due to revenue growth resulting from the aggressive growth strategy in the furniture and dealer store networks and renovations of full-line stores; as well as strong expense leverage and less interest expense, partially offset by a lower exchange rate. Operating income improved $153 million in 1997 compared to 1996 as Sears Canada benefited from the improving economic environment in 1997, as well as the favorable response to the remodeling of its full-line stores and expansion of its furniture and dealer networks.

OTHER INCOME
Consolidated other income consists of:

-------------------------------------------------------------------------------
millions                                             1998       1997       1996
-------------------------------------------------------------------------------
Gain on sale of Advantis                              $--       $150        $--
Loss on sale of Sears Mexico                           --        (21)        --
Gain on sales of property and investments              20          7         36
Miscellaneous                                           8          8         (6)
-------------------------------------------------------------------------------
Total                                                 $28       $144        $30
-------------------------------------------------------------------------------


INCOME TAX EXPENSE
Consolidated income tax expense as a percentage of pretax income was 40.7% in 1998, 42.7% in 1997 and 39.5% in 1996. The current year tax rate was increased by certain items related to the sale of Western Auto. Excluding the effect of the Western Auto sale, the Company's consolidated effective tax rate would have been 38.2% in 1998. The 1997 tax rate was increased by certain items related to the reaffirmation charge and the first quarter sale of Sears Mexico. Excluding these significant items, the consolidated effective tax rate would have been 39.9% in 1997. Excluding significant items in both 1998 and 1997, the decrease in 1998 income tax expense as a percentage of pretax income compared to 1997 is due to favorable resolution of tax audit issues as well as a reduction in domestic taxes on international operations. The increase in 1997 compared to 1996 was due to higher foreign tax expense on international operations, partially offset by a lower effective tax rate on domestic operations.

SUPPLEMENTAL DOMESTIC OPERATIONS INFORMATION
The implementation of the Financial Accounting Standards Board's new rules on segment reporting has resulted in a new set of reportable segments: Retail, Services, Credit, Corporate and International. These new segments and their results of operations have been discussed on the preceding pages. The Company is also providing the supplemental domestic operations information in the form reported in previous years to help facilitate the transition to our new reporting model in this year of changing reportable segments.



24  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Operations (continued)             [PHOTO]
--------------------------------------------------------------------------------

     Domestic operating income as reported and excluding noncomparable items is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                           1998                                      1997
                                      Excluding    Effect of                    Excluding     Effect of
                                           non-         non-                         non-          non-
                                     comparable   comparable           1998    comparable    comparable          1997
millions                                  items        items    as reported         items         items   as reported       1996
---------------------------------------------------------------------------------------------------------------------------------
Merchandise sales and services          $33,542        $  --        $33,542       $33,159         $  --       $33,159    $30,681
Credit revenues                           4,918         (549)         4,369         4,970          (321)        4,649      3,995
---------------------------------------------------------------------------------------------------------------------------------
  Total domestic revenues                38,460         (549)        37,911        38,129          (321)       37,808     34,676
---------------------------------------------------------------------------------------------------------------------------------
Cost of sales, buying and occupancy      24,935           --         24,935        24,417            14        24,431     22,584
  Gross margin %                           25.7%                       25.7%         26.4%                       26.3%      26.4%
Selling and administrative                7,718         (129)         7,589         7,713          (171)        7,542      7,261
  % of total revenues                      20.1%                       20.0%         20.2%                       19.9%      20.9%
Provision for uncollectible accounts      1,739         (478)         1,261         1,910          (417)        1,493        916
Depreciation and amortization               766           --            766           717             8           725        630
Interest                                  1,318           --          1,318         1,290            --         1,290      1,191
Impairment losses                            --          352            352            --            --            --         --
Reaffirmation charge                         --           --             --            --           475           475         --
---------------------------------------------------------------------------------------------------------------------------------
  Total costs and expenses               36,476         (255)        36,221        36,047           (91)       35,956     32,582
---------------------------------------------------------------------------------------------------------------------------------
Operating income                        $ 1,984        $(294)       $ 1,690       $ 2,082         $(230)      $ 1,852    $ 2,094
---------------------------------------------------------------------------------------------------------------------------------


     The following discussion of domestic operating results excludes the effect of noncomparable items to provide a more meaningful comparison between years. While the table of noncomparable items on page 19 indicates the effect on net income and earnings per share for each item, the above table includes only the effect on operating income. In addition, this table includes the reclassification effect related to the implementation of SFAS No. 125 as contrasted with the accounting treatment prior to implementation of this standard.

     Domestic operations revenue increased 0.9% in 1998 to $38.46 billion, compared to $38.13 billion in 1997. Revenue results included a 1.1% increase in Retail revenues, a 1.3% increase in Services revenues and a 1.0% decrease in Credit revenues. In 1997, domestic operations revenues increased 10.0%, led by a 24.4% increase in Credit revenues.

     Gross margin as a percentage of domestic merchandise sales and services declined 70 basis points to 25.7% from 26.4% in 1997. The decline is due to increased promotional activity in the Retail segment. In 1997, gross margin as a percentage of domestic merchandise sales and services remained flat at 26.4% as the Retail gross margin rate declined due to higher promotional activity, but was offset by an improvement in the Services gross margin.

     Selling and administrative expense as a percentage of domestic revenues improved 10 basis points in 1998 to 20.1% from 20.2% in 1997. The improvement was primarily attributable to improved Retail expense leverage, partially offset by increased operating expenses within Credit and Services. In 1997, selling and administrative expense as a percentage of domestic revenues improved 70 basis points to 20.2% from 20.9% in 1996. The improvement was primarily attributable to leveraging payroll and other employee related costs in the Retail segment, partially offset by increased marketing in the Services segment.

INFLATION
The moderate rate of inflation over the past three years has not had a significant effect on the Company's sales and profitability.

OUTLOOK
In 1999, the Company expects operating income to grow in its Retail, Services, Credit and International segments. The Company anticipates low double-digit earnings per share growth on a comparable basis for the full year of 1999.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

Certain statements made in this Annual Report are forward-looking statements made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially. The Company's forward-looking statements are based on assumptions about many important factors, including ongoing competitive pressures in the retail industry, changes in consumer spending, general North American economic conditions (such as interest rates and consumer confidence) and normal business uncertainty. In particular, the discussion of Year 2000 matters beginning on page 29 is based on assumptions about a variety of factors, including the technical skills of employees and independent contractors, the representations and preparedness of third parties, vendors' delivery of merchandise and performance of services required by the Company and the collateral effects of Year 2000 compliance issues on the Company's business partners and customers. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of certain factors which could cause actual results to differ materially from expected results.


                                                          ANNUAL REPORT 1998  25

SEARS, ROEBUCK AND CO.

Consolidated Balance Sheets                                              [PHOTO]
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
millions, except per share data                           1998             1997
-------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                        $    495          $   358
     Retained interest in transferred credit
       card receivables                                  4,294            3,316
     Credit card receivables                            18,946           20,956
         Less allowance for uncollectible accounts         974            1,113
-------------------------------------------------------------------------------
         Net credit card receivables                    17,972           19,843
     Other receivables                                     397              335
     Merchandise inventories                             4,816            5,044
     Prepaid expenses and deferred charges                 506              517
     Deferred income taxes                                 791              830
-------------------------------------------------------------------------------
         Total current assets                           29,271           30,243
Property and equipment
     Land                                                  395              487
     Buildings and improvements                          5,530            5,420
     Furniture, fixtures and equipment                   4,871            4,919
     Capitalized leases                                    530              498
-------------------------------------------------------------------------------
         Gross property and equipment                   11,326           11,324
         Less accumulated depreciation                   4,946            4,910
-------------------------------------------------------------------------------
         Total property and equipment, net               6,380            6,414
Deferred income taxes                                      572              666
Other assets                                             1,452            1,377
-------------------------------------------------------------------------------
TOTAL ASSETS                                          $ 37,675          $38,700
-------------------------------------------------------------------------------
LIABILITIES
Current liabilities
     Short-term borrowings                            $  4,624          $ 5,208
     Current portion of long-term debt and
       capitalized lease obligations                     1,414            2,561
     Accounts payable and other liabilities              6,732            6,637
     Unearned revenues                                     815              830
     Other taxes                                           524              554
-------------------------------------------------------------------------------
         Total current liabilities                      14,109           15,790
Long-term debt and capitalized lease obligations        13,631           13,071
Postretirement benefits                                  2,346            2,564
Minority interest and other liabilities                  1,523            1,413
-------------------------------------------------------------------------------
TOTAL LIABILITIES                                       31,609           32,838
-------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY
Common shares ($.75 par value per share,
  1,000 shares authorized, 383.5 and
  390.9 shares outstanding)                                323              323
Capital in excess of par value                           3,583            3,598
Retained earnings                                        4,848            4,158
Treasury stock-- at cost                                (2,089)          (1,702)
Deferred ESOP expense                                     (175)            (204)
Accumulated other comprehensive income                    (424)            (311)
-------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                               6,066            5,862
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 37,675          $38,700
-------------------------------------------------------------------------------
See accompanying notes.




26  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Financial Condition                [PHOTO]
--------------------------------------------------------------------------------

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION
     The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.

     The owned credit card receivables balance of $18.95 billion excludes credit card receivables transferred to a securitization Master Trust ("Trust"). Through its subsidiary, SRFG, Inc., the Company sells securities backed by a portion of the receivables in the Trust to provide funding. In addition to the receivables in the Trust which back securities sold to third parties, the Company transfers additional receivables to the Trust in accordance with the terms of the securitization transactions and to have receivables readily available for future securitizations.

     A summary of these balances at year end is as follows:

-------------------------------------------------------------------------------
millions                                                 1998     1997     1996
-------------------------------------------------------------------------------

Domestic:
  Managed credit card receivables                     $28,357  $28,945  $27,063
  Securitized balances sold                            (6,626)  (6,404)  (6,330)
  Retained interest in transferred
    credit card receivables(1)                         (4,400)  (3,316)  (2,260)
  Other customer receivables                              112      161      172
-------------------------------------------------------------------------------
Domestic owned credit card receivables                 17,443   19,386   18,645
International owned credit card receivables(2)          1,503    1,570    1,459
-------------------------------------------------------------------------------
Consolidated owned credit card receivables            $18,946  $20,956  $20,104
-------------------------------------------------------------------------------

(1) The 1998 retained interest amount is shown before reserve of $106 million related to the transfers during 1998.

(2) International owned credit card receivables are net of sold balances of $267 million in 1996.


     The credit card receivable balances are geographically diversified within the United States and Canada. The Company grants retail consumer credit based on the use of proprietary and commercially available credit histories and scoring models. The Company promptly recognizes uncollectible accounts and maintains an adequate allowance for uncollectible accounts to reflect losses inherent in the owned portfolio as of the balance sheet date.


[GRAPH]

     Inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $679 million higher if valued on the first-in, first-out or FIFO method at January 2, 1999. Inventories on a FIFO basis totaled $5.50 billion at January 2, 1999, compared to $5.76 billion at January 3, 1998. The decrease in inventory levels reflects the November 2, 1998, sale of Western Auto. Excluding the Western Auto inventory at year-end 1997, inventory increased $91 million due to additional inventory needed to support the addition of new Full-line and Specialty Stores.

CAPITAL RESOURCES
Total net funding for the Company at January 2, 1999, was $26.30 billion compared with $27.24 billion at January 3, 1998. The decrease in funding is primarily due to a decrease in domestic managed credit card receivable balances at year-end 1998 compared to year-end 1997 and the disposition of Western Auto. Net year-end funding, including debt reflected on the balance sheet and investor certificates related to credit card receivables sold through securitizations, is as follows:

-------------------------------------------------------------------------------
millions                      1998    % of Total  1997  % of Total 1996  % of Total
-------------------------------------------------------------------------------
Short-term
  borrowings                   $ 4,624  17.6%    $ 5,208  19.1%   $ 3,533  14.1%
Long-term debt
  and capitalized
  lease obligations             15,045  57.2%     15,632  57.4%    14,907  59.5%
Securitized
  balances sold                  6,626  25.2%      6,404  23.5%     6,597  26.4%
-------------------------------------------------------------------------------
  Total funding                $26,295 100.0%    $27,244 100.0%   $25,037 100.0%
-------------------------------------------------------------------------------


[GRAPH]


     In 1998, the Company reduced the percentage of short-term borrowings and increased fixed-rate, longer-term debt and securitization funding in its funding mix as interest rate conditions were favorable in the term debt markets. The Company accesses a variety of capital markets to preserve flexibility and diversify its funding sources. The broad access to capital markets also allows the Company to effectively manage liquidity and repricing risk. Liquidity risk is the measure of the Company's ability to fund maturities and provide for the operating needs of its businesses. Repricing risk is the effect on net income from changes in interest rates. The Company's cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. To aid in the management of repricing risk, the Company uses off-balance sheet financial instruments, such as interest rate swaps. The Company has policies that centrally govern the use of such off-balance sheet financial instruments.

     The current ratings of the Company's debt securities appear in the table below:

-------------------------------------------------------------------------------
                               Moody's                 Duff &
                              Investors                Phelps       Fitch
                              Services,   Standard     Credit       IBCA,
                                Inc.      & Poor's   Rating Co.     Inc.
-------------------------------------------------------------------------------
Unsecured long-term debt         A2          A-           A           A
Unsecured commercial paper       P-1         A-2         D-1         F-1
Term securitization              Aaa         AAA         AAA         AAA
-------------------------------------------------------------------------------




                                                          ANNUAL REPORT 1998  27

SEARS, ROEBUCK AND CO.

Consolidated Statements of Cash Flows                                   [PHOTO]
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
millions                                       1998         1997         1996
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                   $ 1,048      $ 1,188      $ 1,271
Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities
     Depreciation, amortization and
       other noncash items                       907          807          774
     Extraordinary loss on early
       extinguishment of debt                     37           --           --
     Provision for uncollectible accounts      1,287        1,532          971
     Loss (gain) on sale of businesses           352         (129)          --
     (Gain) loss on sales of property
       and investments                           (20)           7          (36)
     Change in (net of acquisitions):
       Deferred income taxes                     178          273          (31)
       Retained interest in transferred
         credit card receivables                (978)      (1,056)       3,318
       Credit card receivables                   423       (2,285)      (5,739)
       Merchandise inventories                  (167)       ( 475)        (475)
       Other operating assets                    (65)        (160)         111
       Other operating liabilities                88         (258)       1,025
-------------------------------------------------------------------------------
         Net cash provided by (used in)
           operating activities                3,090         (556)       1,189
-------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of
  cash acquired                                  (34)        (138)        (296)
Proceeds from sales of property
  and investments                                220          394           42
Purchases of property and equipment           (1,212)      (1,328)      (1,189)
--------------------------------------------------------------------------------
         Net cash used in
           investing activities               (1,026)      (1,072)      (1,443)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                   2,686        3,920        4,683
Repayments of long-term debt                  (3,375)      (3,299)      (1,832)
(Decrease) increase in short-term
   borrowings, primarily 90 days or less        (576)       1,834       (1,814)
Termination of interest rate swap agreements      --         (633)          --
Repayments of ESOP note receivable                23           16           21
Preferred stock redemption                        --           --         (325)
Common shares purchased for employee
  stock plans                                   (528)        (170)        (164)
Common shares issued for employee stock plans    126          103          134
Dividends paid to shareholders                  (278)        (441)        (394)
-------------------------------------------------------------------------------
         Net cash (used in) provided by
           financing activities               (1,922)       1,330          309
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash
  and cash equivalents                            (5)          (4)          (1)
-------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                               137         (302)          54
-------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                     358          660          606
-------------------------------------------------------------------------------
BALANCE AT END OF YEAR                        $  495       $  358       $  660
-------------------------------------------------------------------------------
See accompanying notes.




28  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Financial Condition  (Continued)  [PHOTO]
-------------------------------------------------------------------------------

     The Company utilizes Sears Roebuck Acceptance Corp. ("SRAC"), a wholly-owned subsidiary, to issue commercial paper, to maintain a medium-term note program, to issue intermediate-term notes and to issue long-term underwritten debt. SRAC issued term debt securities totaling $2.53 billion in 1998. SRAC commercial paper outstanding was $4.24 billion and $5.25 billion at January 2, 1999, and January 3, 1998, respectively. SRAC commercial paper is supported by $6.105 billion of syndicated credit agreements; $1.04 billion of which expires in 1999, $875 million of which expires in 2002 and $4.19 billion of which expires in 2003. The weighted average interest rate on SRAC term debt issued in 1998 was 6.43% compared to 6.78% in 1997. The decrease in rate is due to a general decline in interest rates. The following securities were issued during 1998:

 o $478 million of fixed-rate medium-term notes, weighted average coupon of 6.03% and average term of 5.7 years;
 o $50 million of variable-rate medium-term notes, average term of one year; and
 o $2 billion of discrete underwritten notes, weighted average coupon of 6.53% and average term of 20 years.

     The Company, through its subsidiary SRFG, Inc., securitizes domestic credit card receivables to access intermediate-term funding in a cost-effective manner. In 1998, the Company issued $985 million of fixed-rate term certificates through securitizations, compared to $523 million in 1997. As of January 2, 1999, there were $6.63 billion of investor certificates outstanding that were backed by sold domestic credit card receivables.
     During 1997, the Company paid $633 million to terminate two interest rate swaps that hedged variable-rate debt. The $633 million payment represented the market value of the swap contracts at the date of termination and the related accrued interest payable. As a result, a deferred loss of $466 million was recorded and is being amortized as interest expense over the remaining lives of the original swap period.
     On November 12, 1996, the outstanding 8.88% Preferred Shares, First Series were redeemed at a redemption price of $25 per depository share plus accrued dividends to the redemption date.

CAPITAL SPENDING

The Company has substantially completed its capital expenditure program initiated in 1993 to renovate and update its Full-line Stores. In addition, the Company has increased the number of its Full-line and Specialty Stores. Capital expenditures during the past three years are as follows:


-------------------------------------------------------------------------------
millions                                           1998       1997       1996
-------------------------------------------------------------------------------
Full-line Stores, primarily
  remodeling and expansion efforts               $  672     $  812      $  848
Specialty Stores                                    241        320         181
Other - distribution centers/support functions      299        196         160
-------------------------------------------------------------------------------
Total capital expenditures                       $1,212     $1,328      $1,189
--------------------------------------------------------------------------------

     The Company plans capital expenditures of $1.2 billion for 1999, which includes remodeling and expansion of approximately 55 existing Full-line Stores, the opening of 18 to 25 new Full-line Stores and more than 250 Specialty Stores. The Company may also pursue selective strategic acquisitions.

SHARE REPURCHASES
During 1998, the Company repurchased 10.6 million shares of its common stock for $528 million under its share repurchase program related to employee stock-based incentive plans.

LIQUIDITY
Based upon the expected cash flow to be generated from future operations and the Company's ability to cost-effectively access multiple sources of funding, the Company believes sufficient resources will be available to maintain its planned level of operations, capital expenditures and dividends in the foreseeable future.

YEAR 2000
Year 2000 compliance is the ability of information systems to properly recognize and process dates and date-sensitive information including the year 2000 and beyond (commonly referred to as Year 2000 or Y2K). Year 2000 compliance is critical to the Company because the Company and many of its merchandise vendors and service providers are highly reliant on information systems to operate their businesses.
     The Company is using both internal and external resources to complete its Year 2000 compliance initiatives. The Year 2000 efforts of the Company's credit and bank operations are subject to regulatory review.

STATE OF READINESS
In 1997, the Company established a corporate project office, which reports to an executive management team, to oversee, monitor and coordinate the Company-wide Year 2000 effort. The Company's Year 2000 compliance plan focuses on three areas -- information systems, business management and merchandise vendors -- and generally covers six stages:

o Inventorying the Company's systems (including equipment with embedded chips), merchandise vendors and service providers;

o Assessing whether a Year 2000 compliance issue exists for each system and provider;

o Remediating each system with a Year 2000 compliance issue by performing any necessary enhancements, upgrades, modifications or replacements;

o Testing each remediated system by using a date simulation testing tool for future dates that trigger specific processing;

o Certifying each system, which involves performing final testing for validation of Year 2000 compliance by systems, finance and business senior managers; and,

o    Contingency planning to mitigate Year 2000 compliance risks.

     Only the inventory, assessment and contingency planning stages apply to merchandise vendors and service providers.




                                                           ANNUAL REPORT 1998 29

SEARS, ROEBUCK AND CO.


Consolidated Statements of Shareholders' Equity     [PHOTO]


----------------------------------------------------------------------------------------------------
                                                               Capital
                                             Common          in Excess     8.88%
dollars in millions                          Shares   Common    of Par Preferred Retained  Treasury
shares in thousands                     Outstanding    Stock     Value    Shares Earnings     Stock
----------------------------------------------------------------------------------------------------
Balance, beginning of year 1996             390,488     $322    $3,634    $ 325    $2,444  $(1,634)
Net income                                                                          1,271
Other comprehensive income:
   Currency translation
   Minimum pension liability, net
    of tax of $28
   Total comprehensive income
Dividends to shareholders:
   Common ($0.92 per share)                                                         (360)
   Preferred                                                                         (25)
Stock options exercised and other changes     4,355        1      (16)                         143
Shares repurchased for employee stock plans  (3,449)                                          (164)
ESOP expense recognized
Preferred stock redemption                                                 (325)
--------------------------------------------------------------------------------------------------
Balance, end of year 1996                   391,394     $323    $3,618    $  --    $3,330  $(1,655)
--------------------------------------------------------------------------------------------------
Net income                                                                          1,188
Other comprehensive income:
   Currency translation
   Reclassification adjustment for
     loss included in net income
   Minimum pension liability, net
    of tax of $34

   Total comprehensive income
Dividends to shareholders ($0.92 per share)                                         (360)
Stock options exercised and other changes     2,936               (20)                         123
Shares repurchased for employee stock plans  (3,442)                                          (170)
ESOP expense recognized
--------------------------------------------------------------------------------------------------
Balance, end of year 1997                   390,888     $323    $3,598    $  --    $4,158  $(1,702)
--------------------------------------------------------------------------------------------------
Net income                                                                          1,048
Other comprehensive income:
   Currency translation
   Minimum pension liability, net
    of tax of $45

   Total comprehensive income
Dividends to shareholders ($0.92 per share)                                         (358)
Stock options exercised and other changes     3,263               (15)                          141
Shares repurchased for employee stock plans (10,643)                                           (528)
ESOP expense recognized
--------------------------------------------------------------------------------------------------
Balance, end of year 1998                   383,508     $323    $3,583    %  --    $4,848  $(2,089)
--------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------
                                                             Accumulated
                                                Deferred            Other            Total            Total
dollars in millions                                 ESOP    Comprehensive     Shareholders'   Comprehensive
shares in thousands                              Expense           Income           Equity           Income
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year 1996                  $(253)          $(453)         $4,385

Net income                                                                       1,271         $1,271

Other comprehensive income:

   Currency translation                                              4               4              4

   Minimum pension liability, net

    of tax of $28                                                    8               8              8

                                                                                               ------

   Total comprehensive income                                                                  $1,283

                                                                                               ======

Dividends to shareholders:

   Common ($0.92 per share)                                                       (360)

   Preferred                                                                       (25)

Stock options exercised and other changes                                          128

Shares repurchased for employee stock plans                                       (164)

ESOP expense recognized                             23                              23

Preferred stock redemption                                                        (325)

-----------------------------------------------------------------------------------------------------------
Balance, end of year 1996                        $(230)          $(441)         $4,945

-----------------------------------------------------------------------------------------------------------

Net income                                                                       1,188         $1,188

Other comprehensive income:

   Currency translation                                            (17)            (17)           (17)

   Reclassification adjustment for

     loss included in net income                                    87              87             87

   Minimum pension liability, net

    of tax of $34                                                   60              60             60

                                                                                               ------

   Total comprehensive income                                                                  $1,318

                                                                                               ======

Dividends to shareholders ($0.92 per share)                                       (360)

Stock options exercised and other changes                                          103

Shares repurchased for employee stock plans                                       (170)

ESOP expense recognized                             26                              26

-----------------------------------------------------------------------------------------------------------
Balance, end of year 1997                        $(204)          $(311)         $5,862
-----------------------------------------------------------------------------------------------------------


Net income                                                                       1,048         $1,048

Other comprehensive income:

   Currency translation                                            (31)            (31)           (31)

   Minimum pension liability, net

    of tax of $45                                                  (82)            (82)           (82)
                                                                                                -----

   Total comprehensive income                                                                   $ 935

                                                                                                =====

Dividends to shareholders ($0.92 per share)                                       (358)

Stock options exercised and other changes                                          126

Shares repurchased for employee stock plans                                       (528)

ESOP expense recognized                             29                              29

-----------------------------------------------------------------------------------------------------------
Balance, end of year 1998                        $(175)          $(424)         $6,066
-----------------------------------------------------------------------------------------------------------



See accompanying notes.

SEARS, ROEBUCK AND CO.

Management's Analysis of Consolidated Financial Condition  (Continued)  [PHOTO]
-------------------------------------------------------------------------------


The information systems area includes:

o    The Company's proprietary and third party information systems;

o    Related hardware, software and data and telephone networks; and,

o    Information systems service providers.

     As of January 30, 1999, the Company has completed an inventory and assessment of its mission critical (vital to business operations) information systems. The Company has remediated approximately 82% of its mission critical systems and has assessed or tested approximately 63% of them as Year 2000 compliant, subject to certification. The Company expects to have substantially completed remediation and testing by July 1999 and certification by November 1999. The Company has issued a moratorium on deploying any non-Year 2000 changes into its systems production environment from July 1, 1999 through April 1, 2000 (subject to business critical changes), which will assist in completing certification.
     The Company has obtained written assurances from two mission critical information systems service providers that their systems and services will be Year 2000 compliant and is assessing their Year 2000 test plans and results. One of these service providers is the primary provider of the Company's computer, data and voice infrastructure, which supports merchandise procurement and distribution, inventory control, point-of-sale and other information systems and functions. The other service provider is providing the Company's new account processing system and operating platform to which the Company is converting its Credit business.

The business management area includes:

o Equipment and systems that contain embedded computer technology, such as elevators and security systems;

o    Resale merchandise; and,

o    Non-information systems service providers.

     Based on the Company's assessment, it believes that its equipment and systems that contain embedded computer technology present little Year 2000 exposure or risk. Based on information from its merchandise manufacturers, the Company believes that, with the exception of certain older model personal computers, its resale merchandise does not have Year 2000 compliance issues. The Company has assessed its mission critical, non-information systems service providers and does not believe that these service providers pose a substantial Year 2000 compliance risk to the Company.

The Company has divided its mission critical merchandise vendors into three tiers:


o The first tier is the Company's 40 largest merchandise vendors, which comprise approximately 50% of its merchandise sales;

o The second tier is the 306 next largest vendors, which comprise approximately 30% of its merchandise sales; and,

o The third tier is the 639 next largest vendors, which comprise approximately 10% of its merchandise sales.

     The Company has communicated to each mission critical vendor that if it is not Year 2000 compliant by July 1, 1999, the Company may find an alternative vendor. The Company categorizes its vendors on a scale of green (on target to be compliant by July 1), yellow (on target to be compliant by July 1 but minor concerns about progress) and red (not on target to be compliant by July 1). The Company has performed site visits of all but one (which it anticipates completing by April 1, 1999) of its first tier vendors. The Company is performing telephone conferences with second tier vendors. The Company has completed telephone conferences with 90% of second tier vendors with a red rating and anticipates completing telephone conferences with all others by June
1. In addition, the Company is tracking responses to the Year 2000 questionnaire distributed to all mission critical vendors in January 1998, reviewing follow-up progress reports, reviewing vendors' filings with the Securities and Exchange Commission and conducting electronic data interchange testing for all mission critical vendors. As of February 28, 1999, the Company has assigned red ratings to one first tier vendor (less than 1% of merchandise sales), 55 second tier vendors (approximately 5% of merchandise sales) and 256 third tier vendors (approximately 3% of merchandise sales).

CONTINGENCY PLANS

The Company is developing contingency plans that identify what actions need to be taken if a critical system, merchandise vendor or service provider is not Year 2000 compliant. Each of the Company's business units is required to develop contingency plans, which the Company expects to finalize by July 1999.

RISKS
The Company believes that its most significant Year 2000 risk factors are:

o Failure of either of its two mission critical information systems service providers to make their systems Year 2000 compliant;

 o Failure of the Company to timely complete implementation of its new payroll processing system, which it anticipates completing by July 1999; and,

 o Failure of a first tier mission critical merchandise vendor, or multiple merchandise vendors or service providers, to supply merchandise or services for an extended period of time.

     Although the occurrence of any one of these scenarios could have a material adverse effect on the Company, the Company does not believe that any of these scenarios or any other Year 2000 compliance issues that would materially affect the Company's operations are reasonably likely to occur.

COSTS
As of January 30, 1999, the Company estimates total costs (including external costs and the costs of internal personnel) related to its Year 2000 effort to be approximately $65 million, of which the Company (including Sears Canada) had incurred approximately $30 million through January 30, 1999. In addition, the Company has accelerated the planned development of new systems with improved business functionality to replace systems that were not Year 2000 compliant, including the Company's new payroll processing system. The Company expects these systems will cost approximately $78 million, of which the Company had incurred approximately $53 million through January 30, 1999. The Company funds Year 2000 costs with cash flows from operations.




                                                          ANNUAL REPORT 1998  31

SEARS ROEBUCK AND CO.


Notes to Consolidated Financial Statements>>
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Sears, Roebuck and Co. and all majority-owned domestic and international companies ("the Company"). Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
     Certain reclassifications have been made in the 1997 and 1996 financial statements to conform with the current year presentation.

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest December 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

-------------------------------------------------------------------------------
Fiscal year                                    Ended             Weeks
-------------------------------------------------------------------------------
1998                                 January 2, 1999                52
1997                                 January 3, 1998                53
1996                               December 28, 1996                52
-------------------------------------------------------------------------------


MERCHANDISE SALES AND SERVICES
Revenues from merchandise sales and services are net of estimated returns and allowances and exclude sales tax. Included in merchandise sales and services are gross revenues of licensees of $1.71, $1.82 and $1.80 billion for 1998, 1997 and 1996, respectively.

SERVICE CONTRACTS
The Company sells extended service contracts with terms of coverage generally between 12 and 36 months. Revenues and incremental direct acquisition costs from the sale of these contracts are deferred and amortized over the lives of the contracts. Costs related to performing the services under the contracts are expensed as incurred.

STORE PRE-OPENING EXPENSES
Costs associated with the opening of new stores are expensed as incurred.

EARNINGS PER COMMON SHARE
Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per common share also includes the dilutive effect of potential common shares (dilutive stock options) outstanding during the period.

CASH AND CASH EQUIVALENTS
Cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase.

RETAINED INTEREST IN TRANSFERRED CREDIT CARD RECEIVABLES
As part of its domestic credit card securitizations, the Company transfers credit card receivables to a Master Trust ("Trust") in exchange for certificates representing undivided interests in such receivables. Effective January 3, 1998, the Company reclassified, for all periods presented, its retained interest in transferred credit card receivables to a separate balance sheet account and presented the related charge-offs of transferred credit card receivables as a reduction of credit revenues. Subsequent to January 3, 1998, amounts transferred from the Company's credit card portfolio to the Trust become securities upon transfer. Accounts are transferred net of the related allowance for uncollectible accounts and income is recognized generally on an effective yield basis over the collection period of the transferred balances. The retained interest consists of investor certificates held by the Company and the seller's certificate, which represents both contractually required seller's interest and excess seller's interest in the credit card receivables in the Trust. The contractually required seller's interest represents the dollar amount of credit card receivables that, according to the terms of the Company's securitization agreements, must be included in the Trust in addition to the amount of receivables which back the securities sold to third parties. The excess seller's interest is the dollar amount of receivables that exist in the Trust to provide for future securitizations, but is not contractually required to be in the Trust. Retained interests are as follows:

-------------------------------------------------------------------------------
millions                                        1998       1997       1996
-------------------------------------------------------------------------------

Investor certificates held by the Company     $  920     $  545     $  522
Contractually required seller's interest         764        697        684
Excess seller's interest                       2,716      2,074      1,054
-------------------------------------------------------------------------------
Retained interest in transferred credit card
receivables                                   $4,400(1)  $3,316     $2,260
-------------------------------------------------------------------------------

(1) The 1998 retained interest amount is shown before reserve of $106 million related to the transfers during 1998.

     The Company intends to hold the investor certificates and contractually required seller's interest to maturity. The excess seller's interest is considered available for sale. Due to the revolving nature of the underlying credit card receivables, the carrying value of the Company's retained interest in transferred credit card receivables approximates fair value and is classified as a current asset.

CREDIT CARD RECEIVABLES
Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise and services offered by the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Based on historical payment patterns, the full receivable balance will not be repaid within one year.
     Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgement.
     Under the Company's proprietary credit system, uncollectible accounts are generally charged off automatically when the customer's past due balance is eight times the scheduled minimum monthly payment, except that accounts may be charged off sooner in the event of customer bankruptcy. Finance charge revenue is recorded until an account is charged off, at which time uncollected finance charge revenue is recorded as a


32  Sears Roebuck and Co.

SEARS, ROEBUCK AND CO.

--------------------------------------------------------------------------------
reduction of credit revenues. The Company has primarily used this proprietary system for all periods presented in the financial statements. However, in the fourth quarter of 1998, the Company converted 12% of its managed portfolio of credit card receivables to a new credit processing system. Under the new system, uncollectible accounts will be charged off automatically when the customer fails to make a payment in each of the last eight billing cycles. Finance charge revenue that is charged off will continue to be recorded as a reduction of credit revenue. The remaining 88% of accounts on the proprietary credit system will be converted to the new system in 1999.
     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in 1997. SFAS No. 125 requires that the Company recognize gains on its credit card securitizations which qualify as sales and that an allowance for uncollectible accounts not be maintained for receivable balances which are sold. Prior to adoption of SFAS No. 125, the Company maintained an allowance for uncollectible sold accounts as a recourse liability and did not recognize gains on securitizations. Accordingly, the adoption of SFAS No. 125 increased net income by $36 million in 1998 and $136 million in 1997 versus the net income that would have been recognized under the previous accounting method.

MERCHANDISE INVENTORIES
Approximately 88% of merchandise inventories are valued at the lower of cost (using the last-in, first-out or "LIFO" method) or market using the retail method. To estimate the effects of inflation on inventories, the Company utilizes internally developed price indices.
     The LIFO adjustment to cost of sales was a credit of $34 and $17 million in 1998 and 1997, respectively, and a charge of $19 million in 1996. Partial liquidation of merchandise inventories valued under the LIFO method resulted in credits of $2 million in 1997. No layer liquidation occurred in 1998 or 1996. If the first-in, first-out ("FIFO") method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $679 and $713 million higher at January 2, 1999, and January 3, 1998, respectively.
     Merchandise inventories of International operations, operations in Puerto Rico, and certain Sears Tire Group formats, which in total represent approximately 12% of merchandise inventories, are recorded at the lower of cost or market based on the FIFO method.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 3 to 10 years for furniture, fixtures and equipment, 40 to 50 years for buildings and building improvements, and over the expected term of the lease or estimated useful lives, whichever is shorter, for leasehold improvements.

LONG-LIVED ASSETS
Long-lived assets, identifiable intangibles and goodwill related to those assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL
Included in other assets is the excess of purchase price over net assets of businesses acquired ("goodwill"), which is amortized using the straight-line method over periods not exceeding 40 years. The Company periodically assesses the recoverability of the carrying value and the appropriateness of the remaining life of goodwill.

ADVERTISING
Costs for newspaper, television, radio and other media advertising are expensed the first time the advertising occurs. The total cost of advertising charged to expense was $1.67, $1.59 and $1.53 billion in 1998, 1997 and 1996, respectively.

DIRECT-RESPONSE MARKETING
The Company direct markets insurance (credit protection, life and health), clubs and services memberships, merchandise through specialty catalogs, and impulse and continuity merchandise. For insurance and clubs and services, deferred revenue is recorded when the member is billed (upon expiration of any free trial period), and revenue is recognized over the insurance or membership period. Otherwise, revenue is recognized when merchandise is shipped.
     Membership acquisition and renewal costs, which primarily relate to membership solicitations, are capitalized since such direct-response advertising costs result in future economic benefits. Such costs are amortized over the shorter of the program's life or five years, primarily in proportion to when revenues are recognized. For specialty catalogs, costs are amortized over the life of the catalog, not to exceed one year. The consolidated balance sheets include deferred direct-response advertising costs of $131 and $90 million at January 2, 1999, and January 3, 1998, respectively, and that are included in prepaid expenses and deferred charges, or other assets.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company utilizes various off-balance sheet financial instruments to manage the interest rate and foreign currency risk associated with its borrowings. The counterparties to these instruments are major financial institutions with credit ratings primarily of AA.
     Interest rate swap agreements modify the interest characteristics of a portion of the Company's debt. Any differential to be paid or received is accrued and is recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable is included in other assets or liabilities. The fair values of the swap agreements are not recognized in the financial statements.
     Interest rate caps are used to lock in a maximum rate if rates rise, but enable the Company to otherwise pay lower market rates. The cost of interest rate caps is amortized to interest expense over the lives of the caps. Payments received based on interest rate cap agreements reduce interest expense. The unamortized cost of interest rate caps is included in other assets.
     Gains or losses on terminations of interest rate swaps are deferred and amortized to interest expense over the remaining life of the original swap period to the extent the related debt remains outstanding.

                                                          ANNUAL REPORT 1998  33

SEARS, ROEBUCK AND CO.

--------------------------------------------------------------------------------
     Financial instruments used as hedges must be effective at reducing the type of risk associated with the exposure being hedged and must be designated as hedges at inception of the hedge contract. Accordingly, changes in market values of financial instruments must be highly correlated with changes in market values of the underlying items being hedged. Any financial instrument designated but ineffective as a hedge would be marked to market and recognized in earnings immediately.

EFFECT OF NEW ACCOUNTING STANDARDS
Effective January 4, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires the Company to report the change in its net assets from nonowner sources. Accumulated other comprehensive income is comprised of foreign currency translation adjustments of $125 and $94 million at January 2, 1999, and January 3, 1998, respectively, and adjustments to the Company's minimum pension liability of $299 and $217 million as of January 2, 1999, and January 3, 1998, respectively. The Company has chosen to disclose comprehensive income in the Consolidated Statements of Shareholders' Equity, and prior year information has been restated to conform to the SFAS No. 130 requirements.
     Effective January 4, 1998, the Company adopted AICPA Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires the Company to capitalize certain software development costs. Generally, once the capitalization criteria of the SOP have been met, external direct costs of materials and services used in development of internal-use software, payroll and payroll-related costs for employees directly involved in the development of internal-use software and interest costs incurred when developing software for internal use are to be capitalized. The adoption of this SOP did not have a material effect on the Company's consolidated financial position, results of operations or cash flows during 1998.
     Effective January 2, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 131 establishes revised standards for the reporting of information about the Company's operating segments, and SFAS No. 132 standardizes the disclosure requirements for pension and other postretirement benefit plans. The adoption of these statements did not impact the Company's consolidated financial position, results of operations or cash flows, but did affect the disclosures contained in Notes 5 and 15. Prior year information has been restated to conform with the requirements of these statements.
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Company is currently evaluating the effect this statement might have on the consolidated financial position or results of operations of the Company.

2. DISPOSITION OF BUSINESSES
On November 18, 1998, the Company entered into an agreement to exchange its interest in the HomeLife furniture business for $100 million in cash, a $10 million note receivable and a 19% equity ownership in the new HomeLife business. The Company recorded a pretax charge of $33 million ($21 million after-tax) in the fourth quarter of 1998 to adjust the carrying value of HomeLife's assets to their estimated fair market value, less cost to sell. The sale was completed on January 30, 1999.
     On November 2, 1998, the Company completed an Agreement and Plan of Merger of Western Auto, a wholly-owned subsidiary, and Advance Auto Parts, whereby Sears exchanged its interest in Western Auto for $175 million in cash and approximately 40% equity ownership in the resulting combined company. Based on the terms of the sale, the Company recorded a pretax charge of $296 million ($225 million after-tax) in the third quarter of 1998 to adjust the carrying value of Western Auto's assets to their estimated fair market value, less cost to sell. In the fourth quarter of 1998, this loss was revised to reflect an additional after-tax charge of $18 million based on the final terms of the transaction.

3. ACQUISITION OF BUSINESS
During 1996, the Company acquired all the outstanding stock of Orchard Supply Hardware Stores Corporation ("Orchard") for $309 million. At the date of acquisition, Orchard was engaged in the operation of more than 60 hardware stores in California. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of approximately $220 million, which is included in other assets. Orchard's results of operations are not material to the Company's consolidated results of operations.

4. INCOME TAXES
Income before income taxes, minority interest and extraordinary loss is as follows:


-------------------------------------------------------------------------------
millions                                        1998     1997     1996
-------------------------------------------------------------------------------
Domestic                                      $1,704   $2,018    $2,099
Foreign                                          179      120        14
-------------------------------------------------------------------------------
Total                                         $1,883   $2,138    $2,113
--------------------------------------------------------------------------------

     Federal, state and foreign taxes are as follows:
--------------------------------------------------------------------------------
millions                                        1998     1997     1996
--------------------------------------------------------------------------------
Current
    Federal                                   $  472   $  468    $  720
    State                                         41       75       133
    Foreign                                       74       97        25
--------------------------------------------------------------------------------
    Total                                        587      640       878
--------------------------------------------------------------------------------
Deferred
    Federal                                      159      256       (12)
    State                                         15       18        (8)
    Foreign                                        5       (2)      (24)
--------------------------------------------------------------------------------
    Total                                        179      272       (44)
--------------------------------------------------------------------------------
Income tax provision                          $  766   $  912    $  834
--------------------------------------------------------------------------------


34 SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

--------------------------------------------------------------------------------

     A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

--------------------------------------------------------------------------------
                                                         1998     1997     1996
--------------------------------------------------------------------------------

Statutory federal income tax rate                        35.0%    35.0%    35.0%
State income taxes, net of federal income tax benefit     1.9      2.9      3.9
Reaffirmation charge                                       --      1.3       --
Sale of Sears Mexico                                       --      1.3       --
Sale of Western Auto                                      2.3       --       --
Other                                                     1.5      2.2      0.6
--------------------------------------------------------------------------------
Effective income tax rate                                40.7%    42.7%    39.5%
--------------------------------------------------------------------------------

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:

-------------------------------------------------------------------------------
millions                                                 1998     1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Unearned maintenance income                          $  417    $ 435
  Allowance for uncollectible accounts                    448      493
  State income taxes                                      125       93
  Postretirement benefit liability                        974    1,059
  Minimum pension liability                               165      120
  Other deferred tax assets                               565      655
--------------------------------------------------------------------------------
Total deferred tax assets                               2,694    2,855
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                  399      394
  Prepaid pension                                          78       96
  LIFO                                                    123      132
  Deferred swap termination loss                          182      193
  Other deferred tax liabilities                          549      544
--------------------------------------------------------------------------------
Total deferred tax liabilities                          1,331    1,359
--------------------------------------------------------------------------------
Net deferred taxes                                     $1,363   $1,496
--------------------------------------------------------------------------------

     Management believes that the realization of the deferred tax assets is more likely than not, based on the expectation that the Company will generate the necessary taxable income in future periods.
     U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates that the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $426 million at January 2, 1999. If these earnings were to be remitted, taxes of $104 million would be due.
     Income taxes of $366, $886 and $386 million were paid in 1998, 1997 and 1996, respectively.

5. Benefit plans
Expenses for retirement and savings-related benefit plans were as follows:

--------------------------------------------------------------------------------
millions                                        1998     1997     1996
--------------------------------------------------------------------------------
Sears 401(k) Profit Sharing Plan                $ 31     $ 33     $ 31
Pension plans                                     88      106       99
Postretirement benefits                          (38)     (41)      76
Other plans                                       --        6        8
--------------------------------------------------------------------------------
Total                                           $ 81     $104     $214
--------------------------------------------------------------------------------

SEARS 401(K) PROFIT SHARING PLAN
Most domestic employees are eligible to become members of the Sears 401(k) Profit Sharing Plan ("the Plan"). Under the terms of the Plan, the Company matches a portion of the employee contributions. The Company matching contribution is based on 6% of consolidated income, as defined, for the participating companies and is limited to 70% of eligible employee contributions. The Company's matching contributions were $75, $71 and $64 million in 1998, 1997 and 1996, respectively.
     The Plan includes an Employee Stock Ownership Plan ("the ESOP") to prefund a portion of the Company's anticipated contribution. The Company provided the ESOP with a loan that was used to purchase Sears common shares in 1989. In June 1998, the ESOP refinanced the loan and extended its maturity to 2024. The purchased shares represent deferred compensation expense, which is presented as a reduction of shareholders' equity and recognized as expense when the shares are allocated to employees to fund the Company contribution. The per share cost of Sears common shares purchased by the ESOP in 1989 was $15.27. The Company uses the ESOP shares to fund the Company contribution, which thereby reduces expense.
     The ESOP loan bears interest at 6.1% (9.2% prior to refinancing) and is repaid from dividends on the ESOP shares and additional cash payments provided by the Company. The Company has contributed cash to the ESOP annually in the amount equal to the ESOP's required interest and principal payments on the loan, less dividends received on the ESOP shares. The cash payments amounted to $24, $23 and $29 million in 1998, 1997 and 1996, respectively. The balance of the ESOP loan was $267 and $290 million at January 2, 1999 and January 3, 1998, respectively.
     The reported expense is determined as follows:

--------------------------------------------------------------------------------
millions                                        1998     1997     1996
--------------------------------------------------------------------------------

Interest expense recognized by ESOP             $  21     $  27     $ 29
Less dividends on ESOP shares                     (19)      (20)     (21)
Cost of shares allocated to employees and
  plan expenses                                    29        26       23
--------------------------------------------------------------------------------
Sears 401(k) Profit Sharing Plan expense        $  31     $  33     $ 31
--------------------------------------------------------------------------------

     At December 31, 1998, total committed to be released, allocated and remaining unallocated ESOP shares were 1.9, 12.5 and 11.5 million, respectively. All ESOP shares are considered outstanding in the calculation of earnings per share.

RETIREMENT BENEFIT PLANS
Certain domestic full-time and part-time employees are eligible to participate in noncontributory defined benefit plans after meeting age and service requirements. Substantially all Canadian employees are eligible to participate in contributory defined benefit plans. Pension benefits are based on length of service, compensation and, in certain plans, Social Security or other benefits. Funding for the various plans is determined using various actuarial cost methods. The Company uses October 31 as the measurement date for determining pension plan assets and obligations.
     In addition to providing pension benefits, the Company provides certain medical and life insurance benefits for retired employees. Employees may become eligible for medical benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group medical plans or other approved plans for 10



                                                           ANNUAL REPORT 1998 35

SEARS, ROEBUCK AND CO.

--------------------------------------------------------------------------------
or more years immediately prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service. Generally, the Company's share of these benefit costs will be capped at the Company contribution calculated during the first year of retirement. The Company's postretirement benefit plans are not funded. The Company has the right to modify or terminate these plans.
     The change in benefit obligation, change in plan assets, funded status, reconciliation to amounts recognized in the consolidated balance sheets and weighted average assumptions are as follows:

--------------------------------------------------------------------------------
millions                     Pension Benefits       Postretirement Benefits
--------------------------------------------------------------------------------
                              1998        1997        1998        1997
--------------------------------------------------------------------------------
Change in benefit obligation:
  Beginning balance             $ 2,824    $ 2,677    $ 1,270    $ 1,716
    Benefits earned
      during the period              78         74          7         13
    Interest cost                   184        190         84        105
    Actuarial loss (gain)           104        153        (22)        10
    Benefits paid                  (302)      (255)      (136)      (141)
    Foreign exchange impact         (38)       (21)        (4)        (2)
    Plan amendments                  22         --         --       (366)
    Elimination of
      postretirement life
      insurance for
      active associates              --         --         --        (61)
    Disposition of Western Auto      --         --        (19)        --
    Other                            --          6         --         (4)
--------------------------------------------------------------------------------
  Ending balance                $ 2,872    $ 2,824    $ 1,180    $ 1,270
--------------------------------------------------------------------------------
Change in plan assets at fair value:
  Beginning balance             $ 2,710    $ 2,490    $    --    $    --
    Actual return on plan
     assets                         176        484         --         --
    Company contributions            46         26        136        141
    Benefits paid                  (302)      (255)      (136)      (141)
    Foreign exchange impact         (54)       (27)        --         --
    Other                           (16)        (8)        --         --
--------------------------------------------------------------------------------
  Ending balance                $ 2,560    $ 2,710    $    --    $    --
--------------------------------------------------------------------------------
Funded status of the plan:      $  (312)   $  (114)   $(1,180)   $(1,270)
  Unrecognized net loss (gain)      600        495       (396)      (414)
  Unrecognized prior
    service benefit                 (25)       (55)      (770)      (880)
  Unrecognized transitional asset    --        (10)        --         --
--------------------------------------------------------------------------------
  Net amount recognized         $   263    $   316    $(2,346)   $(2,564)
--------------------------------------------------------------------------------
Amounts recognized in the
 balance sheet consist of:
  Prepaid benefit cost          $   164    $   174    $    --    $    --
  Accrued benefit liability        (365)      (195)    (2,346)    (2,564)
  Accumulated other
    comprehensive income            464        337         --         --
--------------------------------------------------------------------------------
  Net amount recognized         $   263    $   316    $(2,346)   $(2,564)
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                        Pension Benefits        Postretirement Benefits
--------------------------------------------------------------------------------

                      1998    1997     1996     1998     1997     1996
--------------------------------------------------------------------------------
Weighted-average
  assumptions:
  Discount rate      7.25%   7.25%    7.75%    7.25%    7.25%    7.75%
  Return on
    plan assets      9.50%   9.50%    9.50%       NA       NA       NA
  Rate of
    compensation
    increases        4.00%   4.00%    4.25%       NA       NA       NA
--------------------------------------------------------------------------------


     The components of net periodic benefit cost are as follows:

--------------------------------------------------------------------------------
                        Pension Benefits        Postretirement Benefits
--------------------------------------------------------------------------------
millions              1998    1997     1996     1998     1997     1996
--------------------------------------------------------------------------------
Components of net
  periodic benefit cost:
  Benefits earned
    during the period     $ 78   $  74    $  72    $   7     $ 13     $ 18
  Interest cost            184     190      189       84      105      125
  Expected return
    on plan assets        (220)   (208)    (206)      --       --       --
  Amortization of
    unrecognized
    net prior
    service benefit         (8)     (6)      (6)    (103)     (68)     (60)
  Amortization of
    unrecognized
    transitional asset      (9)    (10)     (10)      --       --       --
  Recognized net
    loss (gain)             47      52       52      (26)     (30)      (7)
  Elimination of
    postretirement
    life insurance
    for active associates   --      --       --       --      (61)      --
  Other                     16      14        8       --       --       --
--------------------------------------------------------------------------------
  Net periodic
    benefit cost          $ 88   $ 106    $  99    $ (38)    $(41)    $ 76
--------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,309, $2,210 and $1,845 million, respectively, at January 2, 1999, and $2,268, $2,123 and $1,928 million, respectively, at January 3, 1998. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. The minimum pension liability, net of tax, was $299 million at January 2, 1999 and $217 million at January 3, 1998, and is included in accumulated other comprehensive income as a reduction of shareholders' equity.
     In 1997, the Company announced changes to its postretirement life insurance benefit plan. Retiree life insurance benefits were eliminated for all active associates not retired by December 31, 1997. This plan change resulted in a one-time pretax gain of $61 million. In connection with the elimination of retirement life insurance benefits for all active associates, the Company also announced the reduction in life insurance over a 10-year period to a maximum coverage of $5,000 for all post-1977 retirees.
     The weighted-average health care cost trend rate used in measuring the postretirement benefit expense is 5.0% for 1999 and thereafter. A one percentage point change in the assumed health care cost trend rate would have the following effects:


--------------------------------------------------------------------------------
                                  One Percentage       One Percentage
millions                          Point Increase       Point Decrease
--------------------------------------------------------------------------------
Effect on total service
  and interest cost components          $ 4                 $ (3)
Effect on postretirement
  benefit obligation                    $27                 $(22)
--------------------------------------------------------------------------------


36 SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

-------------------------------------------------------------------------------


6. BORROWINGS
Short-term borrowings consist of:

-------------------------------------------------------------------------------
millions                                                 1998     1997
-------------------------------------------------------------------------------
Commercial paper                                       $4,463   $5,100
Bank loans                                                 91      106
Promissory note                                            70       --
Other loans                                                --        2
--------------------------------------------------------------------------------
Total short-term borrowings                            $4,624   $5,208
Weighted-average interest rate at year end               5.3%     5.9%
Weighted-average interest rate at year end,
  including effects of swaps                             6.3%     6.7%
--------------------------------------------------------------------------------

     At January 2, 1999, the Company had credit agreements totaling $6.62 billion. SRAC's credit facilities totaled $6.105 billion in syndicated credit agreements. Sears Canada had credit agreements totaling $523 million. These syndicated and other credit agreements provide for loans at prevailing interest rates and mature at various dates through April 2003. The Company pays commitment fees in connection with these credit agreements.
     The Company had interest rate swap agreements that established fixed rates on $1.50 billion and $1.49 billion of short-term variable rate debt at January 2, 1999 and January 3, 1998, respectively, resulting in weighted-average interest rates of 6.8% and 6.9%, respectively. The weighted-average maturity of agreements in effect on January 2, 1999, was approximately 14 years.
     Long-term debt is as follows:

-------------------------------------------------------------------------------
millions          ISSUE                                  1998     1997
-------------------------------------------------------------------------------
SEARS, Roebuck and Co.
  6.25% to 9.5% Notes, due 1999 to 2004               $   500  $ 1,250
  8.2% Extendable Notes, due 1999                          31       31
  6% Debentures, $300 million face value, due 2000,
    effective rate 14.8%                                   --      250
  9.375% Debentures, due 2011                             300      300
  4.43% to 10.0% Medium-Term Notes,
    due through 2021                                    1,550    2,045
  Capitalized lease obligations                           311      279
SEARS Roebuck Acceptance Corp.
  5.87% Term Loan, due 1999                                --       50
  6.00% to 7.5% Notes, due 2000 to 2038                 5,084    3,099
  5.53% to 7.26% Medium-Term Notes, due 1999 to 2013    5,976    6,033
SEARS DC Corp.
  7.81% to 9.26% Medium-Term Notes,
    due through 2012                                      332      444
SEARS Overseas Finance N.V. (guaranteed by
  SEARS, Roebuck and Co.)
  Zero Coupon Bonds, $500 million face value,
    due 1998, effective rate 12.0%                         --      471
SEARS Canada Inc.
  6.55% to 11.70% Debentures, due 1999 to 2007            392      421
  Notes, mortgages, bonds and capitalized leases          115      127
SEARS Canada Receivables Trust
  5.34% to 9.18% Receivables Trusts,
    due 1999 to 2006                                      405      678
OTHER SUBSIDIARIES
  Notes, mortgage and capitalized leases                   49      154
--------------------------------------------------------------------------------
                                                       15,045   15,632
Less current maturities                                 1,414    2,561
--------------------------------------------------------------------------------
Total long-term debt                                  $13,631  $13,071
--------------------------------------------------------------------------------

     On October 2, 1998, the Company prepaid the 6% debentures with a face value of $300 million, which were due in May 2000. The transaction generated an extraordinary loss of $37 million and a related income tax benefit of $13 million, resulting in an after-tax loss of $24 million. The loss resulted primarily from the write-off of the related unamortized discount. The debt was refinanced with the issuance of commercial paper. During 1998, the Company also prepaid at par value the 5.87% term loan of $50 million which was due in 1999.
     As of January 2, 1999, long-term debt maturities for the next five years are as follows:

--------------------------------------------------------------------------------
millions
--------------------------------------------------------------------------------
1999                                          $1,414
2000                                           1,993
2001                                           2,455
2002                                           1,607
2003                                           2,439
--------------------------------------------------------------------------------


     The Company paid interest of $1.3, $1.4 and $1.3 billion in 1998, 1997 and 1996, respectively. Interest capitalized was $5, $3 and $5 million in 1998, 1997 and 1996, respectively.

7. LEASE AND SERVICE AGREEMENTS

     The Company leases certain stores, office facilities, warehouses, computers and transportation equipment.
     Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Contingent rent is accrued over the lease term, provided that the achievement of the specified sales level that triggers the contingent rental is probable. Certain leases include renewal or purchase options. Operating lease rentals were $431, $439 and $365 million, including contingent rentals of $55, $57 and $66 million in 1998, 1997 and 1996, respectively.
     Minimum lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of January 2, 1999, are as follows:

--------------------------------------------------------------------------------
                                             Capital         Operating
millions                                      leases            leases
--------------------------------------------------------------------------------

1999                                          $   65            $  334
2000                                              65               290
2001                                              64               253
2002                                              59               223
2003                                              59               199
After 2003                                       796             1,143
--------------------------------------------------------------------------------
Total minimum payments                        $1,108            $2,442
Less imputed interest                            655
--------------------------------------------------------------------------------
Present value of minimum lease payments          453
Less current maturities                           21
--------------------------------------------------------------------------------
Long-term obligations                         $  432
-------------------------------------------------------------------------------

     The Company has committed to purchase data and voice networking and information processing services of at least $216 million annually through 2004 from a third-party provider. Total expenses incurred by the Company for these services during 1998, 1997 and 1996 were $355, $361 and $327 million, respectively.


                                                           ANNUAL REPORT 1998 37

SEARS, ROEBUCK AND CO.

Notes to Consolidated Financial Statements (Continued) PHOTO
--------------------------------------------------------------------------------
8. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving off-balance sheet financial instruments. The Company's financial assets and liabilities are recorded in the consolidated balance sheets at historical cost, which approximates fair value.
     To determine fair value, credit card receivables are valued by discounting estimated future cash flows. The estimated cash flows reflect the historical cardholder payment experience and are discounted at market rates. Long-term debt is valued based on quoted market prices when available or discounted cash flows, using interest rates currently available to the Company on similar borrowings.
     The Company is a party to off-balance sheet financial instruments to manage interest rate and foreign currency risk. These financial instruments involve, to varying degrees, elements of market, credit, foreign exchange and interest rate risk in excess of amounts recognized in the balance sheet. The Company generally does not require collateral or other security to support the off-balance sheet financial instruments with credit risk.

DEBT-RELATED
The Company had the following off-balance sheet financial instruments related to its outstanding borrowings at January 2, 1999, and January 3, 1998:

--------------------------------------------------------------------------------
                                                                 1998
--------------------------------------------------------------------------------
                                         CONTRACT OR
                                            NOTIONAL    FAIR   CARRYING
millions                                      AMOUNT    VALUE   VALUE
-------------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate       $  805    $  9     $ --
  Pay fixed rate, receive floating rate        1,499    (176)      --
Foreign currency hedge agreements                 10      (2)      --
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                 1997
--------------------------------------------------------------------------------
                                         CONTRACT OR
                                            NOTIONAL    FAIR   CARRYING
millions                                      AMOUNT    VALUE   VALUE
-------------------------------------------------------------------------------
Interest rate swap agreements:
  Pay floating rate, receive fixed rate       $  805    $  12     $ --
  Pay fixed rate, receive floating rate        1,492      (84)      --
Foreign currency hedge agreements                 10       (3)      --
--------------------------------------------------------------------------------

     The Company uses interest rate swaps and caps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable-rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted-average rate of 5.63% and received a weighted-average rate of 6.81% in 1998. For pay fixed rate, receive floating rate swaps, the Company paid a weighted-average rate of 6.90% and received a weighted average rate of 5.64% in 1998. The fair values of interest rate swaps are based on prices quoted from dealers. If a counterparty fails to meet the terms of a swap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life.

     Maturity dates of the off-balance sheet financial instruments outstanding at January 2, 1999 are as follows:

--------------------------------------------------------------------------------
                               Notional amount
--------------------------------------------------------------------------------
                                                                  Over
millions                                      1 year  2-5 years  5 years
--------------------------------------------------------------------------------

Interest rate swap agreements                   $620     $613   $1,071
Foreign currency hedge agreements                  1        9       --
--------------------------------------------------------------------------------


     During 1997, the Company paid $633 million to terminate interest rate swaps. The deferred loss related to these terminations was $441 million and $464 million at January 2, 1999, and January 3, 1998, respectively, and is being amortized over the remaining lives of the original swap periods.

CREDIT-RELATED
The Company had outstanding domestic securitized credit card receivables sold of $6.63 and $6.40 billion at January 2, 1999, and January 3, 1998, respectively, for which the Company's credit risk exposure is contractually limited to the investor certificates held by the Company.

OTHER
The Company had a financial guaranty of $88 million at January 2, 1999. This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds issued in connection with the Company's headquarters building. No amounts were accrued in the balance sheet for any potential loss associated with this guaranty at January 2, 1999, and January 3, 1998.

9. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
The Company grants credit to customers throughout North America. The five states and the respective receivable balances in which the Company had the largest amount of managed credit card receivables were as follows:


--------------------------------------------------------------------------------
millions                      1998    % of Balance    1997   % of Balance
--------------------------------------------------------------------------------

California                   $2,946        10.4%      $2,966     10.2%
Texas                         2,285         8.1%       2,368      8.2%
Florida                       2,069         7.3%       2,114      7.3%
New York                      1,689         6.0%       1,706      5.9%
Pennsylvania                  1,457         5.1%       1,522      5.3%
--------------------------------------------------------------------------------


10. LEGAL PROCEEDINGS
The Company has been subject to a federal civil and criminal investigation in connection with activities relating to certain debt reaffirmation agreements with current and former credit card holders of the Company who had declared personal bankruptcy. Under the reaffirmation provisions of the United States Bankruptcy Code, a debtor seeking Chapter 7 protection may agree to repay his or her debts to creditors. This reaffirmation agreement must be filed with the bankruptcy court to be valid. On February 19, 1999, Sears Bankruptcy Recovery Management Services, Inc., a subsidiary of the Company, pleaded guilty in federal district court to one count of bankruptcy fraud and was fined $60 million. The fine will have no effect on the Company's earnings because the Company recorded a pretax charge of $475 million against earnings for the settlement of lawsuits, fines and related matters stemming from the improper handling of certain debt reaffirmation agreements and other related matters in the second quarter of 1997. The plea agreement does not require any change in the day-to-day operations of Sears or the subsidiary.


38  SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Notes To Consolidated Financial Statements (continued)   [PHOTO]
--------------------------------------------------------------------------------
     In a separate civil action related to the reaffirmation matter dating from April 17, 1997, Sears reached a settlement agreement with the U.S. Attorney for the District of Massachusetts, which was approved by the federal district court on February 23, 1999. Under the terms of that agreement, the Company will continue to file all reaffirmation agreements obtained in Chapter 7 bankruptcies as required by the United States Bankruptcy Code.
     On March 9, 1999, the Company reached an agreement to settle a class action lawsuit stemming from an increase in the annual percentage rate assessed on certain balances of some Sears credit customers. This settlement, which is subject to final approval by the United States District Court, Northern District of Illinois, is also expected to resolve related lawsuits in Illinois and Washington. The lawsuit was brought on behalf of a nationwide class of Sears credit customers who had outstanding balances when their accounts were transferred to Sears National Bank, a wholly-owned subsidiary of Sears, during a period from 1994 through 1996, and who had not fully paid off those balances as of the effective dates of an April 1997 Notice of Change in Credit Terms. Under the terms of the settlement, the Company will provide to the class members cash and coupons with a face value totaling approximately $156 million. The Company previously reserved for the estimated cost of the settlement; therefore, the settlement will not have a material effect on the Company's annual results of operations, financial position, liquidity or capital resources. The settlement does not require any change in the Company's credit practices.
     On January 13, 1999, ten "Doe" plaintiffs filed a putative class action in the United States District Court for the Central District of California against eighteen domestic clothing retailers, including the Company, and eleven foreign clothing suppliers (the "Federal Action"). The Doe plaintiffs allege that they have worked in garment factories on the island of Saipan in the Commonwealth of the Northern Mariana Islands, and they purport to represent a class of other current and former workers. The plaintiffs allege that class members were forced to work under illegal labor conditions in the Saipan factories used by suppliers, and they assert against the Company claimed violations of the Racketeering Influenced Corrupt Organizations Act, the Anti-Peonage Act, the Thirteenth Amendment to the U.S. Constitution, and the Law of Nations. The central allegation of the Federal Action is that the Company and the other retail defendants who purchased garments manufactured in the Saipan factories used by suppliers are liable to the plaintiff class for any alleged unlawful working conditions imposed upon them by their employers. The case seeks injunctive and declaratory relief, unspecified treble damages, interest and attorneys' fees and expenses. On January 13, 1999, a related case was also filed against seventeen named domestic clothing retailers, including the Company, and additional unnamed retailers, in San Francisco County Superior Court (the "State Action"), alleging violations of the California Business and Professional Code. The named plaintiffs in the State Action are the Union of Needletrades Industrial and Textile Employees, AFL-CIO, Global Exchange, Sweatshop Watch and the Asian Law Caucus, who purport to bring the action on behalf of the general public of the State of California. The central allegation in the State Action is that the Company and the other defendants engaged in unlawful and unfair business practices in the selling and advertising in California of garments that had been manufactured under allegedly illegal labor conditions on Saipan. The case seeks injunctive relief, restitution and disgorgement of profits, interest and attorney's fees and costs. The Company intends to vigorously defend these cases. The consequences of these actions are not presently determinable, but in the opinion of the management of the Company, the ultimate liability is not expected to have a material effect on the results of operations, financial position, liquidity or capital resources of the Company.
     The Company is subject to various other legal and governmental proceedings pending against the Company, many involving routine litigation incidental to the businesses. Other matters contain allegations that are nonroutine and involve compensatory, punitive or antitrust treble damage claims in very large amounts, as well as other types of relief. The consequences of these matters are not presently determinable but, in the opinion of management of the Company after consulting with legal counsel, the ultimate liability in excess of reserves currently recorded is not expected to have a material effect on annual results of operations, financial position, liquidity or capital resources of the Company.

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

12. EARNINGS PER SHARE
The following table sets forth the computations of basic and diluted earnings per share:

--------------------------------------------------------------------------------
millions, except per share data                 1998     1997     1996
--------------------------------------------------------------------------------

Net income                                    $1,048   $1,188   $1,271
Less: dividends on preferred shares               --       --       25
--------------------------------------------------------------------------------
Net income available to common shareholders(1)$1,048   $1,188   $1,246
--------------------------------------------------------------------------------
Average common shares outstanding              388.6    391.6    391.8
Earnings per share - basic                    $ 2.70   $ 3.03   $ 3.18
Dilutive effect of stock options                 3.1      6.2      7.3
Average common and common
  equivalent shares outstanding                391.7    397.8    399.1
--------------------------------------------------------------------------------
Earnings per share - diluted                  $ 2.68   $ 2.99   $ 3.12
--------------------------------------------------------------------------------

(1) Income available to common shareholders is the same for purposes of calculating basic and diluted EPS.

     In each period, certain options were excluded from the computation of diluted earnings per share because they would have been antidilutive. At January 2, 1999, January 3, 1998 and December 28, 1996, options to purchase 5.2, 4.7 and
0.7 million shares of stock at prices ranging from $52 to $64, $47 to $64 and $48 to $52 per share were excluded from the 1998, 1997 and 1996 calculations, respectively.


                                                               ANNUAL REPORT  39

SEARS, ROEBUCK AND CO.

Notes To Consolidated Financial Statements (continued)   [PHOTO]
--------------------------------------------------------------------------------
13. SHAREHOLDERS' EQUITY
DIVIDEND PAYMENTS
Under terms of indentures entered into in 1981 and thereafter, the Company cannot take specified actions, including the declaration of cash dividends, that would cause its unencumbered assets, as defined, to fall below 150% of its liabilities, as defined. At January 2, 1999, approximately $4.0 billion could be paid in dividends to shareholders under the most restrictive indentures.

PREFERRED SHARES
In Nov. 1996, the Company redeemed the 8.88% Preferred Shares at a redemption price of $25 per depository share plus accrued dividends to the redemption date.

SHARE REPURCHASE PROGRAM
On February 3, 1998, the Board of Directors extended, for an additional two years, the common share repurchase program which is used to acquire shares for distribution in connection with the expected exercise of stock options, the grant of restricted shares and the exchange of deferred shares under the Company's stock plans. The program authorizes the Company to acquire up to 20 million Sears common shares on the open market. Through January 2, 1999, 17.5 million common shares have been acquired under the repurchase program.

14. STOCK BASED COMPENSATION
STOCK OPTION PLANS
Options to purchase common stock of the Company have been granted to employees under various plans at prices equal to the fair market value of the stock on the dates the options were granted. Generally, options vest over a three- or four-year period and become exercisable either in equal, annual installments over the vesting period, or at the end of the vesting period. Options generally expire in 10 or 12 years.
     Additionally, certain options were granted in 1997 with performance-based features that required the Company's share price to reach specified targets at three- and five-year intervals from the grant date to be earned. In February 1999, the Company extended the period of time allowed to meet the specified targets by one year. The Company had 1.2 million and 1.4 million performance-based options outstanding at the end of 1998 and 1997, respectively. Subject to the satisfaction of the performance-based features, these performance-based options vest 50% in year six, 25% in year seven and 25% in year eight from the time of grant. The Company did not recognize compensation expense in 1998 or 1997 related to these options because the exercise price exceeded the Company share price at both year ends.
     The Company measures compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation cost has been recognized for its fixed stock option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used during the respective years to estimate the fair value of options granted:


--------------------------------------------------------------------------------
                                                1998     1997     1996
--------------------------------------------------------------------------------
Dividend yield                               1.81%    1.59%    1.86%
Expected volatility                            28%      28%      28%
Risk-free interest rate                      5.82%    6.19%    6.23%
Expected life of options                     6 years  6 years  6 years
--------------------------------------------------------------------------------

     Had compensation cost for the Company's stock option plans been determined using the fair value method under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
millions, except earnings per share             1998     1997     1996
--------------------------------------------------------------------------------
Net income-- as reported                      $1,048   $1,188   $1,271
Net income-- pro forma                         1,023    1,174    1,264
Earnings per share-- basic
  As reported                                   2.70     3.03     3.18
  Pro forma                                     2.63     3.00     3.16
Earnings per share -- diluted
  As reported                                   2.68     2.99     3.12
  Pro forma                                     2.61     2.95     3.10
--------------------------------------------------------------------------------


     Changes in stock options are as follows:

--------------------------------------------------------------------------------
shares in thousands           1998              1997              1996
--------------------------------------------------------------------------------
                          Weighted          Weighted          Weighted
                           Average           Average           Average
                          Exercise          Exercise          Exercise
                    Shares   Price   Shares    Price   Shares    Price
--------------------------------------------------------------------------------
Beginning balance   15,155  $34.16   14,389   $25.00   18,721   $22.83
Granted              4,171   55.73    4,165    58.23      750    48.65
Exercised           (2,671)  25.00   (2,832)   23.67   (4,358)   19.71
Canceled or expired (1,404)  52.98     (567)   31.17     (724)   25.12
--------------------------------------------------------------------------------
Ending balance      15,251  $39.93   15,155   $34.16   14,389   $25.00
--------------------------------------------------------------------------------
Reserved for future
  grant at year end  9,979           12,840            16,655
Exercisable          8,217  $25.43    7,524   $23.89    6,560   $22.65
--------------------------------------------------------------------------------
Fair value of
  options granted
  during the year           $18.61            $17.98            $16.33
--------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at January 2, 1999:

-------------------------------------------------------------------------------------
shares in thousands             Options Outstanding         Options Exercisable
-------------------------------------------------------------------------------------
                              Weighted-Avg.
   Range of         Number       Remaining    Weighted-Avg.      Number    Weighted-Avg.
   Exercise    Outstanding     Contractual        Exercise    Exercisable      Exercise
     Prices    at 01/02/99   Life in Years        Price       at 01/02/99         Price
----------------------------------------------------------------------------------------

$10.00 to $20.00    1,517           5.1            $16.06         1,517         $16.06
 20.01 to  30.00    5,081           7.2             24.13         5,081          24.13
 30.01 to  40.00    1,029           8.7             31.93         1,029          31.93
 40.01 to  50.00    2,393           8.8             47.57           514          48.57
 50.01 to  64.00    5,231           9.0             60.28            76          55.38
----------------------------------------------------------------------------------------
$10.00 to $64.00   15,251           8.4            $39.93         8,217         $25.43
----------------------------------------------------------------------------------------

40 SEARS, ROEBUCK AND CO.

SEARS, ROEBUCK AND CO.

Notes To Consolidated Financial Statements (continued)   [PHOTO]
--------------------------------------------------------------------------------
ASSOCIATE STOCK PURCHASE PLAN
On May 8, 1997, the shareholders approved the Company's Associate Stock Ownership Plan ("ASOP"). The ASOP allows eligible employees the right to elect to use up to 10% of their eligible compensation to purchase Sears common stock on a quarterly basis at the lower of 85% of the fair market value at the beginning or end of each calendar quarter. The maximum number of shares of Sears common stock available under the ASOP is 10 million. The first purchase period began January 1, 1998, and 0.6 million shares were issued under the ASOP in 1998.

15. SUMMARY OF SEGMENT DATA
The Company is a multi-line retailer providing a wide array of merchandise and services, and no single product or service accounted for a significant percentage of the Company's consolidated revenue. The Company has four domestic segments, which include the Company's operations in the United States and Puerto Rico, and one international segment. The domestic segments are Retail, Services, Credit and Corporate.
     The Retail segment includes the operating results of the Company's Full-line Stores, Home Stores and Auto Stores, and the Services segment includes the operating results of the Company's Home Services and Sears Direct businesses. These businesses have been aggregated into their respective reportable segments based on the management reporting structure and their similar economic characteristics, customers and distribution channels.
     A general description of the merchandise and services offered in each segment follows:

RETAIL
Full-lines Stores, which are located principally in shopping malls, sell apparel, home fashions and hardlines merchandise. Home Stores, consisting of Hardware, Dealer and HomeLife furniture Stores, The Great Indoors and Commercial Sales, include sales of hardlines and furniture. The Company's Auto Stores sell and install tires, batteries and related goods and services.

SERVICES
Associates and third-party licensee partners of the Company provide product repair services, extended warranty service contracts and home improvement products. Sears Direct consists of direct-response marketing, which markets insurance (credit protection, life and health), clubs and service memberships, merchandise through specialty catalogs, and impulse and continuity merchandise; and Sears Online, which offers merchandise for sale via the Company's websites.

CREDIT
The Credit business manages the Company's portfolio of receivables arising from purchases of merchandise and services from domestic operations.

CORPORATE
The Corporate segment includes activities that are of a holding-company nature, primarily consisting of administrative activities, the costs of which are not allocated to the Company's businesses.

INTERNATIONAL
The International segment consists of retail, credit, services and corporate operations similar to the Company's domestic operations. International operations are conducted in Canada through Sears Canada, Inc., a 54.7% owned subsidiary. International operations were also conducted in Mexico through Sears, Roebuck de Mexico, S.A. de C.V. ("Sears Mexico") until March 29, 1997 when the Company sold 60% of the outstanding shares of Sears Mexico. Thereafter, Sears Mexico's results are no longer included in the Company's consolidated results.

     The segments do not record intersegment revenues and expenses. External revenues and expenses are allocated between the applicable segments.
     The domestic segments participate in a centralized funding program. Interest expense is allocated to the Credit segment based on its funding requirements assuming a 9-to-1 debt to equity ratio. Funding includes debt reflected on the balance sheet and investor certificates related to credit card receivables sold through securitizations. Services is allocated interest income based on the after-tax cash flow it generates through the sale of service contracts. The remainder of net domestic interest expense is reported in the Retail segment.
     The Company's segments are evaluated on a pretax basis, and a stand-alone income tax provision is not calculated for the individual segments. The Company includes its deferred income taxes within the Corporate segment. The other accounting policies of the segments are substantially the same as those described in the Company's summary of significant accounting policies footnote.


                                                           ANNUAL REPORT 1998 41

SEARS, ROEBUCK AND CO.

Notes To Consolidated Financial Statements (continued)   [PHOTO]
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
millions                                   Retail         Services         Credit     International  Corporate     Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
1998
Revenue                                    $30,429         $3,113       $ 4,369         $3,411          $ --         $41,322
Depreciation and amortization expense          671             49            13             64            33             830
Interest revenue                                --             59            --             --            --              59
Interest expense                               133             --         1,244            105            --           1,482
Operating income (expense)                     382            375         1,144            165          (211)          1,855
Equity in net income of investees
   accounted for by the equity method           --             --            --              5            --               5
Noncomparable items--
   income (expense), pretax                   (352)            --            58             --           (37)           (331)
Total assets                                10,046            943        21,605          2,816         2,265          37,675
Capital expenditures                           934             50            18             91           119           1,212
-----------------------------------------------------------------------------------------------------------------------------------

1997
Revenue                                    $30,086         $3,073       $ 4,649         $3,488          $ --         $41,296
Depreciation and amortization expense          639             42            13             60            31             785
Interest revenue                                --             61            --             --            --              61
Interest expense                                92             --         1,259            119            --           1,470
Operating income (expense)                     951            361           752            142          (212)          1,994
Equity in net income of investees
   accounted for by the equity method           --             --            --              6            --               6
Noncomparable items--
   income (expense), pretax                     23             --          (253)           (21)          150            (101)
Total assets                                10,732            753        22,250          2,801         2,164          38,700
Capital expenditures                         1,114             51             9            108            46           1,328
-----------------------------------------------------------------------------------------------------------------------------------

1996
Revenue                                    $27,862         $2,819       $ 3,995         $3,388          $ --         $38,064
Depreciation and amortization expense          547             38            13             67            32             697
Interest revenue                                --             65            --             --            --              65
Interest expense                                65             --         1,191            174            --           1,430
Operating income (expense)                     841            305         1,164            (11)         (216)          2,083
Equity in net income of investees
   accounted for by the equity method           --             --            --             13            --              13
Noncomparable items--
   income (expense), pretax                     --             --            --             --            --              --
Total assets                                 9,778            508        20,421          2,939         2,521          36,167
Capital expenditures                         1,034             56            15             46            38           1,189
-----------------------------------------------------------------------------------------------------------------------------------

Noncomparable items in 1998 were:
   Retail:        Impairment loss related to the sales of Western Auto and
                  HomeLife
   Credit:        SFAS No. 125 accounting
   Corporate:     Extraordinary loss on debt extinguishment

Noncomparable items in 1997 were:
   Retail:        Postretirement life insurance curtailment, partially offset by the Parts America conversion
   Credit:        Reaffirmation charge, partially offset by SFAS No. 125
                  accounting
   International: Loss on the sale of Sears Mexico
   Corporate:     Gain on the sale of Advantis

42   Sears, Roebuck and Co.

SEARS, ROEBUCK AND CO.

Management's Report
--------------------------------------------------------------------------------
The financial statements, financial analyses and all other information were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, fairly and accurately reflect the financial position and operating results of Sears, Roebuck and Co. ("the Company") in accordance with generally accepted accounting principles. All financial information is consistent with the financial statements.
     Management maintains a system of internal controls that it believes provides reasonable assurance that, in all material respects, assets are maintained and accounted for in accordance with management's authorizations and transactions are recorded accurately in the books and records. The concept of reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. To assure the effectiveness of the internal control system, the organizational structure provides for defined lines of responsibility and delegation of authority. The Company's formally stated and communicated policies demand of employees high ethical standards in their conduct of its business. These policies address, among other things, potential conflicts of interest; compliance with all domestic and foreign laws, including those related to financial disclosure; and the confidentiality of proprietary information. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.
     Deloitte & Touche LLP, independent certified public accountants, have audited the financial statements of the Company, and their report is presented below. Their audit also includes a study and evaluation of the Company's control environment, accounting systems and control procedures to the extent necessary to conclude that the financial statements present fairly the Company's financial position and results of operations. The independent accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.
     The Audit Committee of the Board of Directors is comprised entirely of directors who are not employees of the Company. The committee reviews audit plans, internal control reports, financial reports and related matters and meets regularly with the Company's management, internal auditors and independent accountants. The independent accountants and the internal auditors advise the committee of any significant matters resulting from their audits and have free access to the committee without management being present.


/S/ Arthur C. Martinez
------------------------------------

Arthur C. Martinez
Chairman and Chief Executive Officer



/s/ Alan J. Lacy
------------------------------------

Alan J. Lacy
Chief Financial Officer



/s/ Jeffrey N. Boyer
------------------------------------

Jeffrey N. Boyer
Vice President and Controller



Independent Auditors' Report
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SEARS, ROEBUCK AND CO.
We have audited the accompanying Consolidated Balance Sheets of Sears, Roebuck and Co. as of January 2, 1999 and January 3, 1998 and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of January 2, 1999 and January 3, 1998 and the results of its operations and its cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.
     As described in Note 1 to the consolidated financial statements, effective January 1, 1997 the Company changed its method of accounting for sales of securitized accounts receivable as required by Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."




/s/ Deloitte & Touche LLP
------------------------------------
Deloitte & Touche LLP
Chicago, Illinois
February 11, 1999, except for paragraphs 1 and 3 of Note 10, as to which the date is March 10, 1999
                                                         ANNUAL REPORT 1998  43

SEARS, ROEBUCK AND CO.

Five-Year Summary of Consolidated Financial Data
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
millions, except per common share and shareholder data            1998           1997           1996        1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                      $ 41,322       $ 41,296       $ 38,064      $34,835      $ 33,021
Costs and expenses                                              39,467         39,302         35,981       33,130        31,567
Operating income                                                 1,855          1,994          2,083        1,705         1,454
Other income, net                                                   28            144             30           27            31
Income before income taxes,
   minority interest and extraordinary items                     1,883          2,138          2,113        1,732         1,485
Income taxes                                                       766            912            834          703           614
Income from continuing operations                                1,072          1,188          1,271        1,025           857
Income from discontinued operations                                 --             --             --          776           402
Extraordinary (loss) gain                                          (24)            --             --           --           195
Net income                                                       1,048          1,188          1,271        1,801         1,454
FINANCIAL POSITION
Retained interest in transferred credit card receivables      $  4,294       $  3,316       $  2,260      $ 5,579      $  3,543
Credit card receivables, net                                    17,972         19,843         19,303       14,527        14,658
Merchandise inventories                                          4,816          5,044          4,646        4,033         4,044
Property and equipment, net                                      6,380          6,414          5,878        5,077         4,253
Net assets of discontinued operations                               --             --             --           --         7,231
Total assets                                                    37,675         38,700         36,167       33,130        37,312
Short-term borrowings                                            4,624          5,208          3,533        5,349         6,190
Long-term debt                                                  15,045         15,632         14,907       11,774         9,985
     Total debt                                                 19,669         20,840         18,440       17,123        16,175
     Percent of debt to equity                                     324%           356%           373%         391%          453%
Shareholders' equity                                          $  6,066       $  5,862       $  4,945      $ 4,385      $ 10,801
SHAREHOLDERS' COMMON SHARE INVESTMENT
Book value per common share                                   $  15.82       $  15.00       $  12.63      $ 10.40      $  29.78
Shareholders                                                   233,494        235,336        243,986      256,624       262,387
Average common and equivalent shares outstanding                   392            398            399          394           389
Earnings per common share - diluted
     Income from continuing operations                        $   2.74       $   2.99       $   3.12      $  2.53      $   2.13
     Income from discontinued operations                            --             --             --         1.97          1.03
     Extraordinary (loss) gain                                    (.06)            --             --           --          0.50
     Net income                                               $   2.68       $   2.99       $   3.12      $  4.50      $   3.66
Cash dividends declared per common share                      $    .92       $    .92       $    .92      $  1.26      $   1.60
Cash dividend payout percent                                      34.3%          30.8%          29.5%        28.0%         43.7%
Market price - per common share (high-low)                  65-39 1/16  65 1/4-38 3/4  53 7/8-38 1/4        60-30  55 1/8-42 1/8
-----------------------------------------------------------------------------------------------------------------------------------
Closing market price at December 31                             42 1/2         45 1/4             46           39            46
-----------------------------------------------------------------------------------------------------------------------------------
Price/earnings ratio (high-low)                                24 - 15          22-13          17-12        16-12         15-12
-----------------------------------------------------------------------------------------------------------------------------------

Operating results and financial position reflect the 1995 dispositions of Allstate and Homart as discontinued operations.

The percent of debt to equity is calculated using equity from continuing operations.

The 1995 price/earnings ratio was calculated on a continuing operations basis.

Stock prices have not been restated to reflect the Allstate distribution.

Certain prior year information has been reclassified to conform with current year presentation.


44 Sears, Roebuck and Co.

SEARS, ROEBUCK AND CO.

Market Risk (Unaudited)                                               [PHOTO]
--------------------------------------------------------------------------------
The following tables provide information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. The Company's policy is to manage interest rate risk through the strategic use of fixed-rate debt, variable-rate debt, and interest rate derivatives. The counterparties to the derivative agreements are major financial institutions with credit ratings primarily of AA, thereby minimizing the risk of credit loss. For interest rate derivatives, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on rates in effect at the most recent reset date. The fair value of the Company's long-term, fixed-rate debt was estimated by discounting estimated cash flows based on the Company's current borrowing rates for debt with similar maturities. The interest rate derivative financial instruments were valued based on the instruments' termination value at year end. The carrying amounts of short-term debt and long-term, variable-rate debt approximate fair value. All items described in the table below are non-trading.

-----------------------------------------------------------------------------------------------------------------------------------
 1998
-----------------------------------------------------------------------------------------------------------------------------------
  dollars in millions                     1999        2000        2001       2002        2003     Thereafter   Total    Fair Value
------------------------------------------------------------------------------------------------------------------------------------
 Liabilities:
   Commercial paper                       $4,463      $   --      $   --     $   --      $   --      $   --   $  4,463   $ 4,463
     Average interest rate                  5.30%
   Bank loans                             $  161      $   --      $   --     $   --      $   --      $   --   $    161   $   161
     Average interest rate                  5.21%
   Long-term debt, including
    current portion
     Fixed rate amount                    $1,313      $1,947      $2,332     $1,587      $2,416      $4,716    $14,311   $ 14,966
     Average interest rate                  7.60%       6.81%       6.93%      6.94%       6.44%       7.19%
     Variable rate amount                 $   80      $   25       $ 102     $   --      $    4      $   84    $   295   $    295
     Average interest rate                  4.80%       5.28%       5.71%                  6.23%       5.71
-----------------------------------------------------------------------------------------------------------------------------------
 Interest rate derivative financial
  instruments related to debt:
   Pay floating rate, receive fixed rate  $  555      $  250      $   --     $   --      $   --      $   --    $   805   $      9
     Average pay rate                       5.31%       5.28%
     Average receive rate                   6.75%       6.87%
   Pay fixed rate, receive floating rate  $   65      $  200        $ 98     $   65      $   --      $1,071    $ 1,499   $   (176)
     Average pay rate                       9.40%       7.05%       4.95%      9.54%                   6.56%
     Average receive rate                   5.05%       5.21%       5.36%      5.36%                   5.56%
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
 1997
------------------------------------------------------------------------------------------------------------------------------------
  dollars in millions                       1998        1999        2000       2001        2002  Thereafter     Total Fair Value
------------------------------------------------------------------------------------------------------------------------------------
 Liabilities:
   Commercial paper                       $5,100      $   --      $   --     $   --      $   --      $   --    $ 5,100    $ 5,100
     Average interest rate                  5.89%
   Bank loans                             $  108      $   --      $   --     $   --      $   --      $   --    $   108    $   108
     Average interest rate                  5.92%
   Long-term debt, including
    current portion
     Fixed rate amount                    $2,297      $1,321      $2,108     $2,343      $1,588      $5,086    $14,743    $15,391
     Average interest rate                  8.91%       7.61%       7.67%      6.91%       6.94%       7.05%
     Variable rate amount                 $  250      $   80      $   25     $  110      $   --      $   --    $   465    $   465
     Average interest rate                  5.71%       5.66%       5.89%      4.27%
------------------------------------------------------------------------------------------------------------------------------------
 Interest rate derivative financial
 instruments related to debt:
   Pay floating rate, receive fixed rate  $   --      $  555      $  250     $   --      $   --      $   --    $   805    $    12
     Average pay rate                                   5.72%       5.72%
     Average receive rate                               6.85%       6.87%
   Pay fixed rate, receive floating rate  $   --      $   70      $  200     $   --      $   70      $1,152    $ 1,492    $   (84)
     Average pay rate                                   9.40%       7.05%                  9.54%       6.50%
     Average receive rate                               4.01%       5.81%                  4.01%       5.81%
------------------------------------------------------------------------------------------------------------------------------------


                                                           ANNUAL REPORT 1998 45

SEARS, ROEBUCK AND CO.


Quarterly Results  (Unaudited)   [PHOTO]


                                            First Quarter    Second Quarter    Third Quarter    FourthQuarter          Year
------------------------------------------------------------------------------------------------------------------------------------
millions, except per common share data      1998     1997     1998     1997    1998     1997     1998    1997       1998     1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $9,163   $8,732  $10,258   $9,700  $9,743   $9,782  $12,158 $13,082    $41,322  $41,296
------------------------------------------------------------------------------------------------------------------------------------
Operating income                             222      357      566      121     173      592      894     924      1,855    1,994
------------------------------------------------------------------------------------------------------------------------------------
Net income                                   133      182      336      117      44      353      535     536      1,048    1,188
------------------------------------------------------------------------------------------------------------------------------------
Earnings per common share - diluted         0.34     0.46     0.85     0.29    0.11     0.89     1.39    1.35       2.68     2.99
------------------------------------------------------------------------------------------------------------------------------------
Excluding impact of noncomparable items
   Operating income                          188      294      537      538     478      508      946     884      2,149    2,224
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                112      179      318      311     298      301      572     512      1,300    1,303
------------------------------------------------------------------------------------------------------------------------------------
   Earnings per common share - diluted      0.28     0.45     0.80     0.78    0.76     0.76     1.48    1.29       3.32     3.27
------------------------------------------------------------------------------------------------------------------------------------


1998 noncomparable items consist of impairment charges related to the sale of Western Auto and HomeLife, an extraordinary loss on the early extinguishment of debt and the impact of SFAS No. 125 accounting.

1997 noncomparable items consist of the credit reaffirmation charge, implementation of SFAS No. 125, the sales of the Company's interests in Sears Mexico and Advantis, the Parts America conversion and the postretirement life insurance curtailment gain.

The fourth quarter pretax LIFO adjustments were credits of $64 and $47 million in 1998 and 1997, compared with charges of $30 million for the first nine months of the respective years.

Total of quarterly earnings per common share may not equal the annual amount because net income per common share is calculated independently for each quarter.

Certain quarterly information has been reclassified to conform with year-end presentation.








Common Stock Market Information and Dividend Highlights  (Unaudited)


                          First Quarter       Second Quarter       Third Quarter      Fourth Quarter          Year
---------------------------------------------------------------------------------------------------------------------------------
dollars                  1998      1997       1998     1997       1998      1997       1998     1997      1998     1997
---------------------------------------------------------------------------------------------------------------------------------
Stock price range
   High                   59 7/8   56 3/4     65        54 3/4     63 9/16   65 1/4    50 3/4    57 3/8   65       65 1/4
   Low                    42 1/2   44 1/2     55 1/16   45         40 9/16   53 9/16   39 1/16   38 3/4   39 1/16  38 3/4
   Close                  58 1/4   51 1/4     62 1/16   53 5/8     41 7/8    57        42 1/2    46 3/16  42 1/2   46 3/16
Cash dividends declared   0.23     0.23       0.23      0.23       0.23      0.23      0.23      0.23     0.92     0.92
---------------------------------------------------------------------------------------------------------------------------------

Stock price ranges are for the New York Stock Exchange (trading symbol - S), which is the principal market for the Company's common stock.

The number of registered common shareholders at Feb. 28, 1999 was 231,331.

In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges: Chicago; Pacific, San Francisco; London, England; Amsterdam, The Netherlands; Swiss, EBS; and Dusseldorf, Germany.

46   SEARS, ROEBUCK AND CO.