Form 10-K405, Exhibit 13
period 2000-01-01
SEARS ROEBUCK & CO
filed 2000-03-22
CIK 319256

16 SEARS, ROEBUCK AND CO.

CONSOLIDATED STATEMENTS OF INCOME

millions, except per common share data                                          1999      1998      1997
--------------------------------------------------------------------------------------------------------
REVENUES
Merchandise sales and services                                               $36,728   $36,957   $36,649
Credit revenues                                                                4,343     4,618     4,925
                                                                             -------   -------   -------
         Total revenues                                                       41,071    41,575    41,574
                                                                             -------   -------   -------
COSTS AND EXPENSES
Cost of sales, buying and occupancy                                           27,212    27,444    26,985
Selling and administrative                                                     8,418     8,384     8,394
Provision for uncollectible accounts                                             871     1,287     1,532
Depreciation and amortization                                                    848       830       785
Interest                                                                       1,268     1,423     1,409
Reaffirmation charge                                                            --        --         475
Restructuring and impairment costs                                                41       352      --
                                                                             -------   -------   -------
         Total costs and expenses                                             38,658    39,720    39,580
                                                                             -------   -------   -------
Operating income                                                               2,413     1,855     1,994
Other income, net                                                                  6        28       144
                                                                             -------   -------   -------
Income before income taxes, minority interest and extraordinary loss           2,419     1,883     2,138
Income taxes                                                                     904       766       912
Minority interest                                                                 62        45        38
                                                                             -------   -------   -------
Income before extraordinary loss                                               1,453     1,072     1,188
Extraordinary loss on early extinguishment of debt, net of tax                  --          24      --
                                                                             -------   -------   -------
NET INCOME                                                                   $ 1,453   $ 1,048   $ 1,188
                                                                             =======   =======   =======


EARNINGS PER COMMON SHARE - BASIC:
     Income before extraordinary loss                                        $  3.83   $  2.76   $  3.03
         Extraordinary loss                                                     --        0.06      --
                                                                             -------   -------   -------
         Net income                                                          $  3.83   $  2.70   $  3.03
                                                                             =======   =======   =======
EARNINGS PER COMMON SHARE - DILUTED:
     Income before extraordinary loss                                        $  3.81   $  2.74   $  2.99
         Extraordinary loss                                                     --        0.06      --
                                                                             -------   -------   -------
         Net income                                                          $  3.81   $  2.68   $  2.99
                                                                             =======   =======   =======

See accompanying notes.

                                                       SEARS, ROEBUCK AND CO. 17


MANAGEMENT'S ANALYSIS OF CONSOLIDATED OPERATIONS

Sears, Roebuck and Co. and its consolidated subsidiaries ("the Company") is a multiline retailer providing a wide array of merchandise and services in the United States, Puerto Rico and Canada. Operating results for the Company are reported for four domestic segments and one international segment. The domestic segments include the Company's operations in the United States and Puerto Rico.
    The Company's segments are defined as follows:

RETAIL - consisting of:
> Full-line Stores - 858 Full-line stores, averaging 88,000 selling square feet, located primarily in the best malls in the nation and offering:

   -- Softlines - A complete selection of fashionable, quality apparel and accessories for the whole family, plus cosmetics, fine jewelry and home fashions, at value prices; includes leading national brands as well as exclusive Sears brands such as Canyon River Blues, Fieldmaster, Crossroads, TKS Basics and Circle of Beauty.

   -- Hardlines - A full assortment of appliances, electronics and home improvement products and services; includes major national brands as well as exclusive Sears brands such as Kenmore, Craftsman, WeatherBeater and DieHard.

> Specialty Stores - More than 2,100 specialty stores, located primarily in freestanding, off-the-mall locations or high-traffic neighborhood shopping centers.

   -- Hardware Stores - 267 neighborhood hardware stores under the Sears Hardware and Orchard Supply Hardware names, averaging 20,000 to 40,000 selling square feet, that carry Craftsman tools, a wide assortment of national brands and other home repair products.

   -- Dealer Stores - 738 independently-owned stores, averaging 5,000 selling square feet, that offer appliances, electronics, lawn and garden merchandise, hardware and automobile batteries in smaller communities and carry exclusive Sears brands such as Craftsman, Kenmore and DieHard.

   -- Contract Sales - Showrooms dedicated to appliance and home improvement products for commercial customers.

   -- The Great Indoors - Two prototype stores for home decorating and remodeling, averaging 100,000 selling square feet, dedicated to the four main rooms of the house: kitchen, bedroom, bathroom and great room.

   -- Automotive Stores - 798 Sears Auto Centers and 310 NTB National Tire & Battery stores that offer tires, DieHard and other brands of batteries, and related services. Auto Stores also included the Parts Group, which sold automotive parts through Parts America and Western Auto Stores until November 2, 1998, when the Company sold the Parts Group.

   -- Homelife Furniture Stores - included in 1997, 1998 and 1999 until January 30, 1999, when the Company sold Homelife.

SERVICES - consisting of:

> Home Services, which provides service contracts, product installation and repair services, major home improvements and other home services such as pest control and carpet cleaning.

> Direct Response, consisting of direct-response marketing, which markets insurance (credit protection, life and health), clubs and services memberships, merchandise through specialty catalogs, and impulse and continuity merchandise.

CREDIT - which manages the Company's portfolio of credit card receivables arising from purchases of merchandise and services from domestic operations. The domestic credit card receivables portfolio consists primarily of Sears Card and Sears Premier Card account balances.

CORPORATE - includes activities that are of an overall holding company nature, primarily consisting of administrative activities and the Sears Online investment initiatives related to selling merchandise via the Company Web sites, the costs of which are not allocated to the Company's businesses.

INTERNATIONAL - consisting of retail, services, credit and corporate operations similar to the Company's domestic operations. International operations are conducted in Canada through Sears, Canada Inc. ("Sears Canada"), a majority owned subsidiary. International operations were also conducted through Sears, Roebuck de Mexico, S.A. de C.V. ("Sears Mexico"), a 75.5% owned subsidiary until March 1997, when the Company sold 60% of the outstanding shares of Sears Mexico.

    Throughout management's analysis of consolidated operations and financial condition, certain prior year information has been reclassified to conform with the current year presentation. All references to earnings per share relate to diluted earnings per common share.

18 SEARS, ROEBUCK AND CO.

RESULTS OF OPERATIONS

CONSOLIDATED
Net income in 1999 increased 38.6% to $1.45 billion, or $3.81 per share, from $1.05 billion, or $2.68 per share for 1998. The results of operations for 1999, 1998, and 1997 were affected by certain noncomparable items. The effects of these noncomparable items on net income and earnings per share are summarized as follows:

millions, except per share data                          1999               1998                  1997
----------------------------------------------------------------------------------------------------------

                                                          Earnings             Earnings             Earnings
                                              After-tax  per share After-tax  per share After-tax  per share
----------------------------------------------------------------------------------------------------------
Net income excluding  noncomparable items     $ 1,482    $  3.89  $ 1,300    $  3.32   $ 1,303    $  3.27
Restructuring charge for
     NTB and Corporate
     staff reductions                             (29)     (0.08)    --                   --         --
Sale of Homelife                                 --         --        (21)     (0.05)     --         --
Sale of Western Auto                             --         --       (243)     (0.62)     --         --
Extraordinary loss on
     debt extinguishment                         --         --        (24)     (0.06)     --
SFAS No. 125 accounting                          --         --         36       0.09       136       0.35
Reaffirmation charge                             --         --       --         --        (320)     (0.80)
Sale of Advantis                                 --         --       --         --          91       0.23
Sale of Sears Mexico                             --         --       --         --         (36)     (0.09)
Postretirement life insurance                    --         --       --         --          37       0.09
Parts America conversion                         --         --       --         --         (23)     (0.06)
----------------------------------------------------------------------------------------------------------
Net income as reported                        $ 1,453    $  3.81  $ 1,048    $  2.68   $ 1,188    $  2.99
----------------------------------------------------------------------------------------------------------


DESCRIPTION OF NONCOMPARABLE ITEMS

In the third quarter of 1999 the Company implemented certain cost reduction strategies resulting in a $46 million pre-tax charge ($29 million after-tax). Of the $46 million charge, $25 million related to the closing of 33 automotive stores and $21 million related to severance costs for headquarters staff reductions of approximately 450 employees. The Company anticipates annual savings of approximately $40 million (pretax) related to these cost reduction efforts.

     On November 18, 1998, the Company entered into an agreement to sell its Homelife furniture business for $100 million in cash, a $10 million note receivable and a 19% ownership interest in the new Homelife business. The Company recorded a loss of $33 million ($21 million after-tax) in the fourth quarter of 1998 related to this transaction. The sale was completed on January 30, 1999.

     On November 2, 1998, the Company completed an Agreement and Plan of Merger of Western Auto, a wholly owned subsidiary, and Advance Auto Parts whereby Sears exchanged its interest in Western Auto for $175 million in cash and approximately 40% equity ownership interest in the resulting combined company. Based upon the terms of the sale, the Company recorded a pretax loss of $319 million ($243 million after-tax) in 1998.

     On October 2, 1998, the Company prepaid debt with a face value of $300 million, which was due in May 2000. The transaction generated an extraordinary loss of $37 million ($24 million after-tax). The loss resulted primarily from the write-off of the related unamortized discount.

     In 1997, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 125, which changed the way the Company accounted for securitizations. SFAS No. 125 accounting provided incremental operating income of $58 million in 1998 and $222 million in 1997 ($36 million and $136 million, respectively, after-tax).

     The 1997 reaffirmation charge of $475 million ($320 million after-tax) represents the cost of the settlement of lawsuits and investigations which alleged that the Company had violated the United States Bankruptcy Code and consumer protection laws in various states through activities related to certain debt reaffirmation agreements and other related matters. There are no further open matters with respect to the reaffirmation charge taken in 1997.

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

                                                       SEARS, ROEBUCK AND CO. 19

     The majority of the Western Auto stores were converted to the Parts America format in 1997 and, as a result, the Company recorded a pretax charge of $38 million ($23 million after-tax) for this initiative.

ANALYSIS OF CONSOLIDATED RESULTS EXCLUDING
NONCOMPARABLE ITEMS

Net income in 1999, excluding noncomparable items, was $1.48 billion or $3.89 per share, an increase of 17.2% over comparable 1998 per share earnings of $3.32. The improvement was the result of better performance in the Retail, Credit, and International segments and the reduction of shares outstanding, partially offset by a decline in Services results and higher Corporate expenses including investments in Sears Online.

     In 1998, net income excluding noncomparable items was $1.30 billion or $3.32 per share, an increase of 1.5% over comparable 1997 per share earnings of $3.27. The improved profitability of the Credit and Services segments, coupled with strong International performance, a reduction of shares outstanding, and a lower effective tax rate was largely offset by a decline in Retail results.

REPORTABLE SEGMENTS

Segment operating income as reported and excluding noncomparable items is as follows:

millions                          1999                               1998                         1997
------------------------------------------------------------------------------------------------------------------------
                      Excluding    Effect of              Excluding   Effect of            Excluding   Effect of
                           non-         non-                   non-      non-                 non-        non-
                     comparable   comparable        As   comparable  comparable     As     comparable  comparable    As
                          items        items   reported       items      items   reported    items      items     reported
-----------------------------------------------------------------------------------------------------------------------
Retail                  $   866    $   (25)   $   841    $   734    $  (352)   $   382    $   928    $    23    $   951
Services                    329       --          329        375       --          375        361       --          361
Credit                    1,347       --        1,347      1,086         58      1,144      1,005       (253)       752
Corporate                  (301)       (21)      (322)      (211)      --         (211)      (212)      --         (212)
------------------------------------------------------------------------------------------------------------------------
   Domestic
      operating income    2,241        (46)     2,195      1,984       (294)     1,690      2,082       (230)     1,852
------------------------------------------------------------------------------------------------------------------------
International               218       --          218        165       --          165        142       --          142
------------------------------------------------------------------------------------------------------------------------
  Total
     operating income   $ 2,459    $   (46)   $ 2,413    $ 2,149    $  (294)   $ 1,855    $ 2,224    $  (230)   $ 1,994
------------------------------------------------------------------------------------------------------------------------

RETAIL

Retail store revenues as reported, operating income excluding noncomparable items, and related information are as follows:

millions, except number of
stores and Retail store revenues
per selling square foot         1999      1998        1997
-----------------------------------------------------------
Full-line Stores revenues     $23,798    $23,140    $22,839
Specialty Stores revenues       5,977      7,289      7,247
-----------------------------------------------------------
Total Retail revenues(1)      $29,775    $30,429    $30,086
-----------------------------------------------------------
Operating income excluding
   noncomparable items        $   866    $   734    $   928
-----------------------------------------------------------
Number of Full-line Stores        858        845        833
Number of Specialty Stores      2,153      2,198      2,697
-----------------------------------------------------------
Total Retail stores             3,011      3,043      3,530
-----------------------------------------------------------
Retail store revenues per
   selling square foot(2)     $   325    $   317    $   318
Comparable store sales
   percentage increase(3)         1.8%       1.1%       2.3%
-----------------------------------------------------------

(1) The Company's 1997 fiscal year included 53 weeks, compared to 52 weeks in 1999 and 1998. Excluding the 53rd week in 1997, total retail revenues increased 3.0% in 1998.

(2) 1997 revenues per square foot calculation excludes the  53rd week.

(3) Includes licensed businesses operating within the  Full-line stores.

     Retail revenues decreased 2.1% in 1999 to $29.78 billion from $30.43 billion in 1998. Excluding the exited businesses, Western Auto and Homelife, retail revenues increased 3.2% in 1999. Revenues in 1999 and 1998 included 52 weeks compared to 53 weeks in 1997.

     Full-line Stores revenues increased 2.8% in 1999, benefiting from the net addition of 13 Full-line Stores as 19 stores were opened and 6 were closed. The Full-line Stores increase was led by solid revenue performance in hardlines merchandise as comparable store sales increased in 1999. Hardlines revenue increases in home appliances, electronics and home improvement were partially offset by a decline in home office merchandise sales. Apparel sales were strong in women's special sizes, infant's and toddler's, fine jewelry, home fashions, and cosmetics and fragrances but were offset by results in dresses, footwear, junior's, boy's, girl's and men's apparel.

     Specialty Store revenues decreased to $5.98 billion in 1999 from $7.29 billion in 1998 due primarily to the sale of Western Auto and Homelife. Excluding the exited businesses, specialty retail revenues increased 4.7% in 1999. The strong revenue performance in Hardware and Dealer Stores was partially offset by a decline in Auto Stores revenues.

     The revenue increase in Hardware and Dealer Stores in 1999 resulted from the addition of new stores and strong comparable store sales increases. During 1999, the Company opened two net new Hardware Stores and 85 net new Dealer

20 SEARS, ROEBUCK AND CO.

Stores. The Contract Sales business and The Great Indoors also produced revenue gains as the Company continued to expand these businesses.

     The Auto Stores 1999 revenues were below management's expectations and declined from 1998 levels. Comparable store sales decreased and the Company closed 33 NTB stores in the third quarter of 1999. As of year-end, the Company operated 798 Sears Auto Centers and 310 NTB stores.

     Retail revenues increased 1.1% in 1998 to $30.43 billion from $30.09 billion in 1997. 1998 included 52 weeks of revenue compared to 53 weeks in 1997.

     Full-line Stores revenues increased 1.3% in 1998 as the Company added 12 net new Full-line Stores. In 1998, apparel sales gains were led by increases in women's special sizes, fine jewelry and cosmetics and fragrances, partially offset by weak sales of dresses, juniors, boy's and men's apparel. Hardlines merchandise had a solid revenue increase in 1998 led by strong sales growth in home appliances and electronics merchandise, partially offset by a decline in home improvement and home office merchandise sales.

     Specialty Store revenues increased slightly to $7.29 billion in 1998 from $7.25 billion in 1997 as strong performance in Hardware and Dealer stores was offset by a decline in Auto Stores revenue. Auto Stores revenues declined in 1998 from 1997 as comparable store sales decreased from prior year levels, Western Auto had only 10 months of sales in 1998, and sales were affected by the relatively mild winter weather.

     In addition to revenue performance, gross margin, selling and administrative expenses, and depreciation and amortization are important elements in determining Retail operating income. The following discussion of Retail gross margin, selling and administrative expense, and depreciation and amortization excludes the effect of noncomparable items to provide a more meaningful comparison between years. The noncomparable items that affected the Retail segment operating income were the restructuring costs related to the closing of 33 NTB stores in 1999, the losses related to the sales of Western Auto and Homelife in 1998, and the Parts America conversion and the postretirement life insurance curtailment in 1997.

     Retail gross margin as a percentage of Retail revenues was flat in 1999 compared to 1998. While the first three quarters of 1999 reflected unfavorable gross margin rates compared to 1998, in the fourth quarter, gross margin rates rebounded in both hardlines and apparel, lifting the retail gross margin rate for the full year to a level consistent with 1998. In 1998, Retail gross margin as a percentage of Retail revenues declined 90 basis points from 1997. In 1998, the decline was due to higher promotional activity driven by a competitive retail environment.

     Retail selling and administrative expense as a percentage of Retail revenues improved 50 basis points in 1999 from 1998. The improvement was primarily driven by lower marketing expenses and improvements related to the exit of the Western Auto and Homelife businesses which had higher cost structures. In 1998, Retail selling and administrative expense as a percentage of Retail revenues improved 40 basis points from 1997. In 1998, the improvement was primarily due to leveraging payroll and other employee-related costs.

    Retail depreciation and amortization expense decreased 1.8% in 1999 from 1998 and increased 5.0% in 1998 compared to 1997. The slight decrease in 1999 reflects the absence of depreciation and amortization from the exited businesses of Homelife and Western Auto. The increase in 1998 reflects the continuation of the Company's store remodeling program and the growth in the number of Specialty Stores in operation.

SERVICES

Services revenues and operating income as reported  are as follows:

millions             1999     1998     1997
-------------------------------------------
Revenues           $3,078   $3,113   $3,073
-------------------------------------------
Operating income   $  329   $  375   $  361
-------------------------------------------

     Services revenues, generated primarily by the Home Services business, declined 1.1% in 1999. Home Services revenues were down 1.6% due primarily to a decline in the home improvement business. Direct Response revenues increased 1.9% in 1999 from 1998 as the clubs and services business improved while insurance and other merchandise revenues were relatively flat.

     In 1998, Services revenues increased 1.3% primarily due to an 8.5% increase in revenues from Direct Response. All categories of Direct Response products showed improved revenue results in 1998, including clubs and services, insurance and specialty catalogs. In 1998 Home Services revenues were flat as an increase in installation services was offset by a slight decline in the home improvement business and the 53rd week included in 1997.

     Services gross margin as a percentage of Services revenues increased 20 basis points in 1999 from 1998. While gross margin rates were relatively flat in both the Home Services and Direct Response businesses, a shift in revenue towards the higher margin Direct Response business caused the overall margin rate to increase. In addition, included in the improved gross margin are the costs related to the exit of a Home Services licensed business relationship which adversely affected the Services gross margin rate by 65 basis points. In 1998, Services gross margin as a percentage of revenues improved 100 basis points from 1997, primarily due to improved profitability of the service contracts portfolio within the Home Services business.

     Services selling and administrative expense as a percentage of Services revenues increased 130 basis points in 1999 from 1998. The increase was primarily due to higher payroll, insurance and marketing costs. In 1998, Services selling and administrative expense as a percentage of Services revenues increased 50 basis points from 1997 due to increased infrastructure investments.

     Services depreciation and amortization expense increased 16.3% in 1999 from 1998 and 16.7% in 1998 compared to 1997. These increases reflect both infrastructure investments and recent acquisitions.

                                                       SEARS, ROEBUCK AND CO. 21

     Overall, while operating income for both Home Services and Direct Response decreased in 1999, the majority of the decrease came from the home improvement division of the Home Services business. Direct Response continued to provide a significant portion of the operating income for the Services segment in 1999.

CREDIT

Domestic Credit revenues and operating income are as follows:

millions                        1999      1998      1997
--------------------------------------------------------
Credit revenues              $ 4,085   $ 4,369   $ 4,649
--------------------------------------------------------
Operating income excluding
   noncomparable items       $ 1,347   $ 1,086   $ 1,005
        Noncomparable items:
        SFAS No. 125            --          58       222
        Reaffirmation charge   --        --        (475)
--------------------------------------------------------
Operating income
        as reported          $ 1,347   $ 1,144   $   752
--------------------------------------------------------

     Operating income as reported was $1.35 billion in 1999, an increase of $203 million over the 1998 level. Although credit revenue decreased during 1999, operating income favorability resulted from a lower provision for uncollectible accounts as the quality of the portfolio improved due to improved risk management techniques and investments made in the collection process. Increases in SG&A were more than offset by lower interest expense.

     In 1998, the primary reason for the $392 million increase in reported operating income in the Credit segment compared to 1997 was the $475 million reaffirmation charge which adversely affected 1997 results.

     In 1999, Credit revenues decreased 6.5% to $4.09 billion. The decrease in Credit revenues was attributable to a lower level of average owned credit card receivables and lower retained interest assets. In 1998, Credit revenues decreased 6.0% to $4.37 billion, reflecting lower average owned receivable balances, and the 53rd week of revenues contained in 1997.

    A summary of certain Credit information for the managed portfolio is as follows:

                                   1999       1998       1997
--------------------------------------------------------------
Sears Card as a % of sales(1)      47.9%      51.6%      55.1%
Average account
 balance (dollars)               $ 1,121    $ 1,076    $ 1,058
Average managed credit
 card receivables (millions)     $26,593    $27,922    $27,150
--------------------------------------------------------------

(1) Sears Card as a % of sales includes Full-line Stores, Specialty Stores, Home Services, and Retail Outlet Stores.

     The percentage of merchandise sales and services transacted with the Sears Card in 1999 declined to 47.9% compared to 51.6% in 1998, due to a greater preference for other payment methods, including cash, check and third-party credit cards.

     Credit selling and administrative expense increased 9.0% in 1999 from the 1998 amount. This increase was primarily attributable to increased investment in credit collection efforts, enhanced risk management systems, the TSYS conversion costs and the launch of the Sears Premier Card. In 1998, selling and administrative expense increased 7.7% from the 1997 level primarily due to increased collection and risk management activities and litigation costs.

    Domestic provision for uncollectible accounts and related information is as follows:

millions                             1999       1998      1997
---------------------------------------------------------------
Provision for
  uncollectible accounts          $   837    $ 1,261    $ 1,493
Net credit charge-offs
  to average managed
  credit card receivables(1)(2)      6.44%      7.35%      6.48%
Delinquency rates
  at year-end(3)                     7.58%      6.82%      7.00%
Owned credit
  card receivables                $17,068    $17,443    $19,386
Allowance for uncollectible
  owned accounts                  $   725    $   942    $ 1,077
---------------------------------------------------------------

(1)In 1998, the net credit charge-off rate includes the effect of the conversion of 12% of the accounts to the new credit system ("TSYS") in the fourth quarter of 1998. The effect on the charge-off rate was not material. In 1999, 38% of the accounts were converted in March and 50% in April. Balances are generally charged-off earlier under the TSYS system than under the previously used proprietary system.

(2)The following table sets forth the quarterly net credit charge-off rates for the managed portfolio for 1999, 1998 and 1997. Although the 1998 annual charge-off rate was higher than 1997, 1997 was a year of rapid deterioration in the charge-off rate while 1998 showed considerable improvement. In 1999, the charge-off rate continued to improve even though the Company converted to the TSYS operating system, which generally charges-off accounts earlier than under the proprietary system previously used. The net charge-off rate is affected by seasonality, periodic sales of uncollectible accounts to third parties, bankruptcy trends and other general economic trends.

          Q1      Q2      Q3      Q4   ANNUAL RATE
--------------------------------------------------
1997   4.97%   5.69%   6.87%   7.76%   6.48%
--------------------------------------------------
1998   8.12%   7.37%   7.20%   6.74%   7.35%
--------------------------------------------------
1999   7.08%   7.11%   6.39%   5.20%   6.44%
--------------------------------------------------

(3) Delinquency rates in 1998 and 1997 were calculated based on the company's proprietary credit system. Under the Company's proprietary credit system, an account was generally considered delinquent when its cumulative past due balance was three or more times the scheduled minimum monthly payment. The 1998 delinquency rate was for the 88% of the managed accounts that had not been converted to TSYS. For the TSYS accounts, which represented 12% of the managed accounts at year-end 1998, the delinquency rate was 9.28%. For TSYS accounts, the aging methodology is based on the number of completed billing cycles during which a customer has failed to make a required payment. Therefore, under TSYS, accounts are considered delinquent when a customer has failed to make a payment in each of the last three or more billing cycles. The 1999 year-end delinquency rate is based on the TSYS methodology.

22 SEARS, ROEBUCK AND CO.

     The delinquency rates for accounts that had been converted to TSYS were as follows on a quarterly basis through 1999:
-------------------------------------------
January 2, 1999 (12% converted)       9.28%
April 3, 1999 (50% converted)         8.07%
July 3, 1999 (100% converted)         7.29%
October 2, 1999 (100% converted)      7.57%
January 1, 2000 (100% converted)      7.58%
-------------------------------------------

     In 1999, the domestic provision for uncollectible accounts decreased $424 million to $837 million. The decrease is attributable to lower average owned credit card receivable balances and improvement in portfolio quality during the year. As shown in the table above, delinquency rates on a TSYS basis declined from year-end 1998, when delinquencies were at 9.28%, to 7.58% at the end of 1999. In addition, the net charge-off rate for 1999 decreased to 6.44% from 7.35% in 1998. The allowance for doubtful accounts at year-end is $725 million, or 4.26% of on-book receivables as compared to 5.44% at the prior year-end.

     In 1998, the provision for uncollectible accounts decreased 15.5% from 1997. The decrease was primarily attributable to favorable trends in delinquency rates, charge-off experience and bankruptcy filings, as well as lower owned credit card receivable balances and one less week of provision expense in 1998 compared to 1997 due to the effect of the 53rd week. As of January 2, 1999, the allowance was $942 million compared to $1.08 billion at January 3, 1998. The $135 million decrease in the allowance for uncollectible accounts related to the improvement in portfolio quality and the reduction in owned credit card receivable balances. The owned credit card receivables decreased $1.94 billion during 1998 primarily due to the transfer of credit card receivables from Sears to a securitization Master Trust to provide receivable balances for future securitizations. Receivables transferred to the securitization Master Trust in 1998 were classified as retained interest in transferred credit card receivables in the balance sheet, and were transferred net of the related $106 million allowance balance.

     Interest expense from the domestic segments is included in the Credit segment discussion because the majority of the Company's domestic interest expense is allocated to the Credit segment. Generally, the domestic interest expense that is not allocated to the Credit segment is allocated to the Retail segment and is not a significant cost relative to costs of sales, buying and occupancy, selling and administrative expense, and depreciation and amortization expense in the Retail segment.

     Domestic interest expense is combined with the funding cost on receivables sold through securitizations to represent total funding costs. The Company uses credit card receivable securitizations as a significant funding source and therefore, for purposes of this analysis, the interest paid on securitizations is considered a funding cost. The total domestic funding costs are as follows:

millions                         1999     1998      1997
--------------------------------------------------------
Domestic segments
   interest expense(1)         $1,168   $1,318   $1,290
Domestic funding cost
  of securitized receivables      419      433      437
--------------------------------------------------------
   Total domestic
    funding costs              $1,587   $1,751   $1,727
--------------------------------------------------------

(1) Credit segment interest expense was $1,116, $1,244 and $1,259 for 1999, 1998 and 1997, respectively.

     Total domestic funding costs decreased 9.4% in 1999 to $1.59 billion. The decrease in funding costs reflects the lower level of average managed credit card receivable balances and a lower funding rate environment. In 1998, the increase in funding costs reflects higher funding requirements due to a higher average managed credit card receivable portfolio, higher inventory levels and capital spending and share repurchases partially offset by a lower funding rate.

CORPORATE

Corporate expenses increased $111 million in 1999 compared to 1998. The increase is primarily attributable to investment spending for the Sears Online initiative and the $21 million restructuring charge related to staff reductions in the third quarter of 1999. In addition, increased spending on information systems and higher performance-based incentive costs drove Corporate expenses higher in 1999. In 1998, Corporate selling and administrative expense decreased $1 million compared to 1997 due to targeted cost control efforts.

INTERNATIONAL

International revenues and operating income are as follows:

millions                    1999     1998      1997
---------------------------------------------------
Merchandise sales
   and services           $3,875   $3,415   $3,490
Credit revenues              258      249      276
---------------------------------------------------
   Total revenues         $4,133   $3,664   $3,766
---------------------------------------------------
Operating income          $  218   $  165   $  142
---------------------------------------------------

     International operations include the results of Sears Canada for all periods presented and the results of Sears Mexico through the first quarter of 1997, when the Company sold its majority interest.

     International revenues were $4.13 billion in 1999, a 12.8% increase from revenues of $3.66 billion in 1998. International revenues increased as Sears Canada experienced favorable results across all formats including Full-line stores, dealer stores, furniture stores, catalog, and credit. Comparable store sales were strong throughout the year. In 1998, revenues decreased 2.7% from 1997 due to the inclusion of $100 million of revenues related to Sears Mexico in the prior year. Sears Canada had strong retail and catalog sales performance

                                                       SEARS, ROEBUCK AND CO. 23
in 1998 compared to 1997. However, the favorable performance was partially offset by the negative effects of a weaker Canadian dollar.

     International gross margin as a percentage of International merchandise sales and services increased 130 basis points in 1999 from 1998 primarily due to a sharper focus on the management of the cost of goods sold. In 1998, gross margin as a percentage of merchandise sales and services decreased 30 basis points from 1997 primarily due to increased buying costs.

     International selling and administrative expense as a percentage of total revenues was relatively flat in 1999 compared to 1998 as payroll, benefits and other related costs kept pace with the higher sales levels. In 1998, International selling and administrative expense as a percentage of total International revenues improved 90 basis points from 1997. The selling and administrative rate improvement was primarily due to leveraging payroll and other employee related costs.

     International operating income improved $53 million in 1999 compared to 1998. Operating income improved $23 million in 1998 compared to 1997. The improvement in both years is due to revenue growth resulting from the aggressive growth strategy in the furniture and dealer store networks and renovations of Full-line stores.

    On December 30, 1999 Sears Canada acquired T. Eaton Company for $66 million. The acquisition included trademarks, leases on 16 stores and certain tax net operating loss carryforwards.

OTHER INCOME

Consolidated other income consists of:

millions                                      1999     1998    1997
--------------------------------------------------------------------
Gain on sale of Advantis                       $--      $--   $ 150
Loss on sale of Sears Mexico                    --       --     (21)
Gain on sales of  property and investments      10       20       7
Miscellaneous                                   (4)       8       8
--------------------------------------------------------------------
Total                                          $ 6    $  28   $ 144
--------------------------------------------------------------------

INCOME TAX EXPENSE

Consolidated income tax expense as a percentage of pretax income was 37.4% in 1999, 40.7% in 1998 and 42.7% in 1997. The decrease in the effective tax rate in 1999 from 1998 is a result of the unusually high effective rate in 1998 caused by certain non-tax deductible expenses related to the sale of Western Auto. Excluding the effect of the Western Auto sale, the Company's consolidated effective tax rate would have been 38.2% in 1998. The 1997 tax rate was increased by certain non-tax deductible items related to the reaffirmation charge and the first quarter sale of Sears Mexico. Excluding these significant items, the consolidated effective tax rate would have been 39.9% in 1997. Excluding significant items in both 1998 and 1997, the decrease in 1998 income tax expense as a percentage of pretax income compared to 1997 was due to favorable resolution of tax audit issues as well as a reduction in domestic taxes on international operations.

MARKET RISK

The Company's outstanding debt securities and off-balance sheet derivatives are subject to repricing risk. The Company's policy is to manage interest rate risk through the strategic use of fixed and variable rate debt and interest rate derivatives. All debt securities and off-balance sheet derivatives are considered non-trading. At year-end 1999 and 1998, 23% and 27%, respectively, of the funding portfolio was variable rate (including current maturities of fixed-rate long-term debt that will reprice in the next 12 months and the effect of off-balance sheet derivative financial instruments, such as interest rate swaps). Based on the Company's funding portfolio as of year-end 1999 and 1998, which totaled $24.6 billion and $26.3 billion, respectively, a 100 basis point change in interest rates would affect annual pretax funding cost by approximately $56 million and $70 million, respectively. The calculation assumes the funding portfolio balance at year-end remains constant for an annual period and that the 100 basis point change occurs at the beginning of the annual period.

INFLATION

The moderate rate of inflation over the past three years has not had a significant effect on the Company's sales and profitability.

OUTLOOK

In 2000, the Company expects operating income improvement in its Retail, Services, Credit and International segments and expects earnings per share to benefit from a reduction in shares outstanding due to its $1.5 billion share repurchase program. The Company anticipates low double-digit earnings per share growth, excluding non-comparable items, for the full year of 2000.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

Certain statements made in this Annual Report including the Chairman's Letter are forward-looking statements made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially. The Company's forward-looking statements are based on assumptions about many important factors, including competitive conditions in the retail industry; changes in consumer confidence and spending; acceptance of new products; the ability of the Company to successfully implement its promotional plan and cost control strategy; success of technological advances; general United States economic conditions, such as higher interest rates; and normal business uncertainty. In addition, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, which are difficult to forecast with certainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of such factors which could cause actual results to differ materially from predicted results. The Company intends the forward-looking statements in this annual report to speak only at the time of its release and does not undertake to update or revise these projections as more information becomes available.

24 SEARS, ROEBUCK AND CO.

CONSOLIDATED BALANCE SHEETS

millions, except per share data                                                1999         1998
------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                             $    729    $    495
     Retained interest in transferred credit card receivables                 3,144       4,294
     Credit card receivables                                                 18,793      18,946
         Less allowance for uncollectible accounts                              760         974
                                                                           --------    --------
         Net credit card receivables                                         18,033      17,972
     Other receivables                                                          404         397
     Merchandise inventories                                                  5,069       4,816
     Prepaid expenses and deferred charges                                      579         506
     Deferred income taxes                                                      709         791
                                                                           --------    --------
         Total current assets                                                28,667      29,271
Property and equipment
     Land                                                                       370         395
     Buildings and improvements                                               5,837       5,530
     Furniture, fixtures and equipment                                        5,209       4,871
     Capitalized leases                                                         496         530
                                                                           --------    --------
         Gross property and equipment                                        11,912      11,326
         Less accumulated depreciation                                        5,462       4,946
                                                                           --------    --------
         Total property and equipment, net                                    6,450       6,380
Deferred income taxes                                                           367         572
Other assets                                                                  1,470       1,452
                                                                           --------    --------
TOTAL ASSETS                                                               $ 36,954    $ 37,675
                                                                           ========    ========
LIABILITIES
Current liabilities
     Short-term borrowings                                                 $  2,989    $  4,624
     Current portion of long-term debt and capitalized lease obligations      2,165       1,414
     Accounts payable and other liabilities                                   6,992       6,732
     Unearned revenues                                                          971         928
     Other taxes                                                                584         524
                                                                           --------    --------
         Total current liabilities                                           13,701      14,222
Long-term debt and capitalized lease obligations                             12,884      13,631
Postretirement benefits                                                       2,180       2,346
Minority interest and other liabilities                                       1,350       1,410
                                                                           --------    --------
TOTAL LIABILITIES                                                            30,115      31,609
                                                                           --------    --------
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY
Common shares ($.75 par value per share,
 1,000 shares authorized, 369.1 and 383.5 shares outstanding)                   323         323
Capital in excess of par value                                                3,554       3,583
Retained earnings                                                             5,952       4,848
Treasury stock-- at cost                                                     (2,569)     (2,089)
Deferred ESOP expense                                                          (134)       (175)
Accumulated other comprehensive income                                         (287)       (424)
                                                                           --------    --------
TOTAL SHAREHOLDERS' EQUITY                                                    6,839       6,066
                                                                           --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 36,954    $ 37,675
                                                                           ========    ========

See accompanying notes.

                                                       SEARS, ROEBUCK AND CO. 25


MANAGEMENT'S ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.

     The owned credit card receivables balance of $18.79 billion excludes credit card receivables transferred to a securitization Master Trust ("Trust"). Through its subsidiary, SRFG, Inc., the Company sells securities backed by a portion of the receivables in the Trust to provide funding. In addition to the receivables in the Trust which back securities sold to third parties, the Company transfers additional receivables to the Trust in accordance with the terms of the securitization transactions and to have receivables readily available for future securitizations.

    A summary of these balances at year-end is as follows:

millions                            1999        1998        1997
----------------------------------------------------------------
Domestic:
   Managed credit
      card receivables          $ 26,785    $ 28,357    $ 28,945
   Securitized
      balances sold               (6,579)     (6,626)     (6,404)
   Retained interest
      in transferred
      credit card
      receivables(1)              (3,175)     (4,400)     (3,316)
   Other customer
      receivables                     37         112         161
----------------------------------------------------------------
Domestic owned
      credit card receivables     17,068      17,443      19,386
International owned
      credit card receivables      1,725       1,503       1,570
----------------------------------------------------------------
Consolidated owned
      credit card receivables   $ 18,793    $ 18,946    $ 20,956
----------------------------------------------------------------

(1) The 1999 and 1998 retained interest amounts are shown before reserves of $31 million and $106 million, respectively, related to the transfer of credit card receivables into the Master Trust in 1998.

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

     Inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $595 million higher if valued on the first-in, first-out or FIFO method at January 1, 2000. Inventories on a FIFO basis totaled $5.66 billion at January 1, 2000, compared to $5.50 billion at January 2, 1999. The increase in inventory levels is primarily due to additional inventory needed to support new Full-line stores, new Specialty Stores, and the growth of Sears Canada. The sale of Homelife partially offset some of the general increase in inventory levels.

26 SEARS, ROEBUCK AND CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS

millions                                                              1999        1998      1997
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $ 1,453    $ 1,048    $ 1,188
Adjustments to reconcile net income to net cash provided by
     (used in) operating activities
     Depreciation, amortization and other noncash items                 908        907        807
     Extraordinary loss on early extinguishment of debt                --           37       --
     Provision for uncollectible accounts                               871      1,287      1,532
     Restructuring, impairments and sale of businesses                   46        352       (129)
     (Gain) loss on sales of property and investments                   (10)       (20)         7
     Change in (net of acquisitions):
         Deferred income taxes                                          356        178        273
         Retained interest in transferred credit card receivables     1,150       (978)    (1,056)
         Credit card receivables                                       (873)       423     (2,285)
         Merchandise inventories                                       (305)      (167)      (475)
         Other operating assets                                        (150)       (65)      (160)
         Other operating liabilities                                    251         88       (258)
                                                                    -------    -------    -------
              Net cash provided by (used in) operating activities     3,697      3,090       (556)
                                                                    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired                         (68)       (34)      (138)
Proceeds from sales of property and investments                         118        220        394
Purchases of property and equipment                                  (1,033)    (1,212)    (1,328)
                                                                    -------    -------    -------
              Net cash used in investing activities                    (983)    (1,026)    (1,072)
                                                                    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                          1,491      2,686      3,920
Repayments of long-term debt                                         (1,516)    (3,375)    (3,299)
(Decrease) increase in short-term borrowings,
  primarily 90 days or less                                          (1,653)      (576)     1,834
Termination of interest rate swap agreements                           --         --         (633)
Repayments of ESOP note receivable                                       57         23         16
Common shares purchased                                                (570)      (528)      (170)
Common shares issued for employee stock plans                            61        126        103
Dividends paid to shareholders                                         (355)      (278)      (441)
                                                                    -------    -------    -------
              Net cash (used in) provided by financing activities    (2,485)    (1,922)     1,330
                                                                    -------    -------    -------
Effect of exchange rate changes on cash and cash equivalents              5         (5)        (4)
                                                                    -------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    234        137       (302)
                                                                    -------    -------    -------
BALANCE AT BEGINNING OF YEAR                                            495        358        660
                                                                    -------    -------    -------
BALANCE AT END OF YEAR                                              $   729    $   495    $   358
                                                                    =======    =======    =======

See accompanying notes.

                                                       SEARS, ROEBUCK AND CO. 27

CAPITAL RESOURCES

Total net funding for the Company at January 1, 2000, was $24.62 billion compared with $26.30 billion at January 2, 1999. The decrease in net funding is primarily due to a decrease in domestic managed credit card receivable balances at year-end 1999 compared to year-end 1998. Net year-end funding, including debt reflected on the balance sheet and investor certificates related to credit card receivables sold through securitizations, is as follows:

millions                              1999 % of Total    1998 % of Total    1997 % of Total
-------------------------------------------------------------------------------------------
Short-term borrowings              $ 2,989    12.2%   $ 4,624    17.6%   $ 5,208    19.1%
Long-term debt and
 capitalized lease obligations      15,049    61.1%    15,045    57.2%    15,632    57.4%
Securitized balances sold            6,579    26.7%     6,626    25.2%     6,404    23.5%
-------------------------------------------------------------------------------------------
     Total funding                 $24,617   100.0%   $26,295   100.0%   $27,244   100.0%
-------------------------------------------------------------------------------------------

     In 1999, the Company reduced the percentage of short-term borrowings and increased fixed-rate, longer-term debt and securitization funding in its funding mix as interest rate conditions were favorable in the term debt markets. The Company accesses a variety of capital markets to preserve flexibility and diversify its funding sources. The broad access to capital markets also allows the Company to effectively manage liquidity and repricing risk. Liquidity risk is the measure of the Company's ability to fund maturities and provide for the operating needs of its businesses. Repricing risk is the effect on net income from changes in interest rates. The Company's cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. To aid in the management of repricing risk, the Company uses off-balance sheet financial instruments, such as interest rate swaps. The Company has policies that centrally govern the use of such off-balance sheet financial instruments.

    The ratings of the Company's debt securities as of January 1, 2000, appear in the table below:

                     MOODY'S                DUFF &
                   INVESTORS                PHELPS    FITCH
                    SERVICES,   STANDARD    CREDIT    IBCA,
                      INC.      & POOR'S  RATING CO.  INC.
-----------------------------------------------------------
Unsecured
 long-term debt        A3          A-        A        A
Unsecured
 commercial paper      P-2         A-2       D-1      F-1
Term securitization    Aaa         AAA       AAA      AAA
-----------------------------------------------------------

     On February 24, 2000, the Duff & Phelps Credit Rating Co. changed its ratings on the Company's debt securities from A, D-1 and AAA, to A-, D-1- and AAA, respectively.

     The Company utilizes Sears Roebuck Acceptance Corp. ("SRAC"), a wholly owned subsidiary, to issue commercial paper, to maintain a medium-term note program, and to issue intermediate and long-term underwritten debt. SRAC issued term debt securities totaling $1.1 billion in 1999. SRAC commercial paper outstanding was $2.68 billion and $4.24 billion at January 1, 2000, and January 2, 1999, respectively. SRAC commercial paper is supported by $5.06 billion of syndicated credit agreements, $875 million of which expires in 2002 and $4.185 billion of which expires in 2003. The weighted average interest rate on SRAC fixed rate term debt issued in 1999 was 6.44% compared to 6.43% in 1998. The following securities were issued during 1999:

> $750 million of 6.25%, 10-year underwritten notes, at a yield of 6.43%
> $250 million of variable rate medium term notes, with an average term of
  1.8 years; and
> $99 million of fixed rate medium term notes, with an average coupon of 6.51% and an average term of 4.3 years.

     The Company, through its subsidiary SRFG, Inc., securitizes domestic credit card receivables to access intermediate-term funding in a cost-effective manner. In 1999, the Company issued $1.4 billion of fixed-rate term certificates through securitizations, compared to $985 million in 1998. As of January 1, 2000, there were $6.58 billion of investor certificates outstanding that were backed by sold domestic credit card receivables.

CAPITAL SPENDING

The Company has an ongoing capital expenditure program to renovate and update its Full-line Stores. In addition, the Company has added more Full-line and Specialty Stores. Capital expenditures during the past three years are as follows:

millions                       1999     1998      1997
------------------------------------------------------
Full-line Stores,
 primarily remodeling
 and expansion efforts       $  673   $  672   $  812
Specialty Stores                114      241      320
Other - distribution /
  support                       246      299      196
------------------------------------------------------
Total capital expenditures   $1,033   $1,212   $1,328
------------------------------------------------------

     The Company plans capital expenditures of $1.2 billion for 2000, which includes the opening of approximately 10 Full-line Stores, and more than 175 Specialty Stores. The Company may also pursue selective strategic acquisitions.

28 SEARS, ROEBUCK AND CO.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                   CAPITAL                                  ACCUMULATED
                                 COMMON          IN EXCESS                      DEFERRED          OTHER          TOTAL         TOTAL
DOLLARS IN MILLIONS              SHARES  COMMON     OF PAR  RETAINED  TREASURY      ESOP  COMPREHENSIVE  SHAREHOLDERS' COMPREHENSIVE
SHARES IN THOUSANDS         OUTSTANDING   STOCK      VALUE  EARNINGS     STOCK   EXPENSE         INCOME         EQUITY        INCOME
-----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning
   of year 1997               391,394      $323    $3,618    $3,330    $(1,655)  $(230)      $(441)         $4,945
Net income                                                    1,188                                          1,188           $1,188
Other comprehensive income:
     Currency translation                                                                      (17)            (17)             (17)
     Reclassification
        adjustment for
        loss included in
        net income                                                                              87              87               87
     Minimum pension
        liability, net of
        tax of $34                                                                              60              60               60
                                                                                                                             ------
     Total comprehensive
        income                                                                                                               $1,318
                                                                                                                             ======
Dividends to shareholders
   ($0.92 per share)                                           (360)                                          (360)
Stock options exercised
   and other changes            2,936                 (20)                 123                                 103
Shares repurchased             (3,442)                                    (170)                               (170)
ESOP expense recognized                                                             26                          26
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year 1997     390,888      $323    $3,598    $4,158    $(1,702)  $(204)      $(311)         $5,862
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                    1,048                                          1,048           $1,048
Other comprehensive income:
     Currency translation                                                                      (31)            (31)             (31)
     Minimum pension
        liability, net of
        tax of $45                                                                             (82)            (82)             (82)
                                                                                                                             ------
     Total comprehensive
        income                                                                                                               $  935
                                                                                                                             ======
Dividends to shareholders
   ($0.92 per share)                                           (358)                                          (358)
Stock options exercised
   and other changes            3,263                 (15)                 141                                 126
Shares repurchased            (10,643)                                    (528)                               (528)
ESOP expense recognized                                                             29                          29
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year 1998     383,508     $323     $3,583    $4,848    $(2,089)  $(175)      $(424)         $6,066
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                    1,453                                          1,453           $1,453
Other comprehensive income:
     Currency translation                                                                       14              14               14
     Minimum pension
        liability, net of
        tax of $57                                                                             104             104              104
     Unrealized gain on
        securities held,
        net of tax of $11                                                                       19              19               19
                                                                                                                             ------
     Total comprehensive
        income                                                                                                               $1,590
                                                                                                                             ======
Dividends to shareholders
   ($0.92 per share)                                           (349)                                          (349)
Stock options exercised
   and other changes            2,041                 (29)                  90                                  61
Shares repurchased            (16,421)                                    (570)                               (570)
ESOP expense recognized                                                             41                          41
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year 1999     369,128     $323     $3,554    $5,952    $(2,569)  $(134)      $(287)         $6,839
-----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                                                       SEARS, ROEBUCK AND CO. 29


SHARE REPURCHASES

During 1999, the Company repurchased 16.4 million shares of its common stock for $570 million under its February 1998 share repurchase program related to employee stock-based incentive plans and its March 1999 $1.5 billion repurchase plan. As of the end of 1999, the Company has the capacity to repurchase $1.04 billion of shares under the March 1999 $1.5 billion repurchase plan.

LIQUIDITY

Based upon the expected cash flow to be generated from future operations and the Company's ability to cost-effectively access multiple sources of funding, the Company believes sufficient resources will be available to maintain its planned level of operations, capital expenditures, dividends and share repurchases in the foreseeable future.

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

     The Company used both internal and external resources to complete its Year 2000 compliance initiatives. The Year 2000 efforts of the Company's credit and bank operations were also subject to regulatory review.

     The Company did not experience any significant Y2K problems. All Sears facilities opened as planned, systems were available on time and data centers, networks and infrastructure were operational continuously.

     As of January 1, 2000, the Company's total costs (including external costs and the costs of internal personnel) related to its Year 2000 effort are approximately $62 million, all of which the Company (including Sears Canada) has incurred. In addition, the Company has accelerated the planned development of new systems with improved business functionality to replace systems that were not Year 2000 compliant, including the Company's new payroll processing system. These systems cost approximately $80 million, all of which the Company has incurred as of January 1, 2000. The Company funded Year 2000 costs with cash flows from operations.

30 SEARS, ROEBUCK AND CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE >1 > SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

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

     Certain reclassifications have been made in the 1998 and 1997 financial statements to conform with the current year presentation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest December 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

Fiscal year                Ended              Weeks
---------------------------------------------------
1999             January 1, 2000                 52
1998             January 2, 1999                 52
1997             January 3, 1998                 53
---------------------------------------------------

MERCHANDISE SALES AND SERVICES

Revenues from merchandise sales and services are net of estimated returns and allowances and exclude sales tax. Included in merchandise sales and services are gross revenues of licensees of $1.69, $1.74 and $1.85 billion for 1999, 1998 and 1997, respectively. In December 1999 the Securities and Exchange Commission
(SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", which effectively changes previous guidance related to the recording of licensed business revenues for retail companies. In the year 2000, the Company will change its method of recording licensed business revenue. This change will reduce reported revenue and reported expenses, but have no impact on operating income.

SERVICE CONTRACTS

The Company sells extended service contracts with terms of coverage generally between 12 and 36 months. Revenues and incremental direct acquisition costs from the sale of these contracts are deferred and amortized over the lives of the contracts. Costs related to performing the services under the contracts are expensed as incurred.

STORE PREOPENING EXPENSES

Costs associated with the opening of new stores are expensed as incurred.

EARNINGS PER COMMON SHARE

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share also includes the dilutive effect of potential common shares (dilutive stock options) outstanding during the period.

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

millions                                       1999        1998        1997
---------------------------------------------------------------------------
Investor certificates  held by the Company   $  960      $  920      $  545
Contractually required  seller's interest       760         764         697
Excess seller's interest                      1,455       2,716       2,074
---------------------------------------------------------------------------
Retained interest in
  transferred credit
  card receivables                           $3,175(1)   $4,400(1)   $3,316
---------------------------------------------------------------------------

(1) The 1998 retained interest amount is shown before reserve of $106 million related to the transfers during 1998, $31 million of which remains at the 1999 year-end.

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

                                                       SEARS, ROEBUCK AND CO. 31


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

     In 1997 and 1998 under the Company's proprietary credit system, uncollectible accounts were generally charged off automatically when the customer's past due balance was eight times the scheduled minimum monthly payment, except that accounts could be charged off sooner in the event of customer bankruptcy. However, in the fourth quarter of 1998, the Company converted 12% of its managed portfolio of credit card receivables to a new credit processing system. The remaining 88% of accounts on the proprietary credit system were then converted to the new system in the first and second quarters of 1999. Under the new system, the Company charges off an account automatically when a customer has failed to make a required payment in each of the eight billing cycles following a missed payment. Under both systems, finance charge revenue is recorded until an account is charged off, at which time uncollected finance charge revenue is recorded as a reduction of credit revenues.

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in 1997. SFAS No. 125 requires that the Company recognize gains on its credit card securitizations which qualify as sales and that an allowance for uncollectible accounts not be maintained for receivable balances which are sold. Prior to adoption of SFAS No. 125, the Company maintained an allowance for uncollectible sold accounts as a recourse liability and did not recognize gains on securitizations. Accordingly, the adoption of SFAS No. 125 increased operating income by $58 million in 1998 and $222 million in 1997 versus the operating income that would have been recognized under the previous accounting method. In 1999, the effects of the change in accounting related to SFAS No. 125, compared to our previous accounting method, were not material.

MERCHANDISE INVENTORIES

Approximately 87% of merchandise inventories are valued at the lower of cost (using the last-in, first-out or "LIFO" method) or market using the retail method. To estimate the effects of inflation on inventories, the Company utilizes internally developed price indices.

     The LIFO adjustment to cost of sales was a credit of $73, $34 and $17 million in 1999, 1998 and 1997, respectively. Partial liquidation of merchandise inventories valued under the LIFO method resulted in a credit of $2 million in 1997. No layer liquidation occurred in 1999 and 1998. If the first-in, first-out ("FIFO") method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $595 and $679 million higher at January 1, 2000, and January 2, 1999, respectively.

     Merchandise inventories of International operations, operations in Puerto Rico, and certain Sears Automotive Store formats, which in total represent approximately 13% of merchandise inventories, are recorded at the lower of cost or market based on the FIFO method.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 2 to 10 years for furniture, fixtures and equipment, and 15 to 50 years for buildings and building improvements.

LONG-LIVED ASSETS

Long-lived assets, identifiable intangibles and goodwill related to those assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL

Included in other assets is the excess of purchase price over net assets of businesses acquired ("goodwill"), which is amortized using the straight-line method over periods ranging from 10 to 40 years. The Company periodically assesses the recoverability of the carrying value and the appropriateness of the remaining life of goodwill.

ADVERTISING

Costs for newspaper, television, radio and other media advertising are expensed the first time the advertising occurs. The total cost of advertising charged to expense was $1.63, $1.67 and $1.59 billion in 1999, 1998 and 1997, respectively.

DIRECT-RESPONSE MARKETING

The Company direct markets insurance (credit protection, life and health), clubs and services memberships, merchandise through specialty catalogs, and impulse and continuity merchandise. For insurance and clubs and services, deferred revenue is recorded when the member is billed (upon expiration of any free trial period), and revenue is recognized over the insurance or membership period. For specialty catalog, impulse and continuity merchandise, revenue is recognized when merchandise is shipped.

     Membership acquisition and renewal costs, which primarily relate to membership solicitations, are capitalized since such direct-response advertising costs result in future economic benefits. Such costs are amortized over the shorter of the program's life or five years, primarily in proportion to when revenues are recognized. For specialty catalogs, costs are amortized over the life of the catalog, not to exceed one year. The consolidated balance sheets include deferred direct-response advertising costs of $180 and $131 million at January 1, 2000, and January 2, 1999, respectively. The current portion is included in prepaid expenses and deferred charges, the long term portion in other assets.

32 SEARS, ROEBUCK AND CO.


OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company utilizes various off-balance sheet financial instruments to manage the interest rate and foreign currency risk associated with its borrowings. The counterparties to these instruments generally are major financial institutions with credit ratings of single-A or better.

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

EFFECT OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In May 1999, the FASB voted to delay the adoption of SFAS No. 133 by one year. This statement is now required to be adopted in years beginning after June 15, 2000. The Company is currently evaluating the effect this statement might have on the consolidated financial position and results of operations of the Company.

NOTE >2 > DISPOSITION OF BUSINESSES

On November 18, 1998, the Company entered into an agreement to exchange its interest in the Homelife furniture business for $100 million in cash, a $10 million note receivable and a 19% equity ownership in the new Homelife business. The Company recorded a pretax charge of $33 million ($21 million after-tax) in the fourth quarter of 1998 related to this transaction. The sale was completed on January 30, 1999.

     On November 2, 1998, the Company completed an Agreement and Plan of Merger of Western Auto, a wholly owned subsidiary, and Advance Auto Parts, whereby Sears exchanged its interest in Western Auto for $175 million in cash and approximately 40% equity ownership in the resulting combined company. Based on the terms of the sale, the Company recorded a pretax charge of $319 million ($243 million after-tax) in 1998 related to this transaction. In the fourth quarter of 1999, certain estimates of remaining liabilities under the terms of the transaction were revised, resulting in $5 million of pretax income being recorded in the restructuring and impairment line of the income statement.

NOTE >3 > RESTRUCTURING CHARGES

The Company implemented certain cost-reduction strategies during the third quarter of 1999 resulting in a $46 million pretax restructuring charge. Of the $46 million charge, $25 million relates to the closing of 33 automotive stores in three geographic markets and $21 million relates to severance costs for headquarters staff reductions of approximately 450 employees. The staff reductions and the closing of the 33 stores both occurred during the third quarter of 1999. Of the $25 million charge for the 33 closed stores, approximately $3 million relates to severance costs, $21 million is to reduce the carrying value of the closed store assets to their estimated fair value, less costs to sell, and $1 million is for other related costs. As of January 1, 2000, future cash payments to settle restructuring obligations approximate $16 million, which is expected to be paid primarily in the year 2000. The Company paid $20 million of the restructuring costs during the fourth quarter of 1999 resulting in a restructuring reserve balance of $26 million as of January 1, 2000.

NOTE >4 > INCOME TAXES

Income before income taxes, minority interest and extraordinary loss is as follows:

millions                1999     1998     1997
----------------------------------------------
Domestic              $2,189   $1,704   $2,018
Foreign                  230      179      120
----------------------------------------------
Total                 $2,419   $1,883   $2,138
----------------------------------------------

    Federal, state and foreign taxes are as follows:

millions                1999     1998    1997
---------------------------------------------
Current
   Federal             $ 414    $ 472   $ 468
   State                  24       41      75
   Foreign               110       74      97
---------------------------------------------
     Total               548      587     640
---------------------------------------------
Deferred
   Federal               332      159     256
   State                  40       15      18
   Foreign               (16)       5      (2)
---------------------------------------------
     Total               356      179     272
---------------------------------------------
Income tax provision   $ 904    $ 766   $ 912
---------------------------------------------

 A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

                            1999     1998    1997
-------------------------------------------------
Statutory federal
 income tax rate            35.0%   35.0%   35.0%
State income taxes,
 net of federal
 income tax benefit          1.7     1.9     2.9
Reaffirmation charge        --      --       1.3
Sale of Sears Mexico        --      --       1.3
Sale of Western Auto        --       2.3    --
Other                        0.7     1.5     2.2
-------------------------------------------------
Effective income tax rate   37.4%   40.7%   42.7%
-------------------------------------------------

                                                       SEARS, ROEBUCK AND CO. 33


     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:

millions                                    1999     1998
---------------------------------------------------------
Deferred tax assets:
   Unearned service contract income       $  429   $  417
   Allowance for uncollectible accounts      320      448
   State income taxes                        149      125
   Postretirement benefit liability          933      974
   Minimum pension liability                 108      165
   Loss carryforward acquired                136     --
   Other deferred tax assets                 478      565
---------------------------------------------------------
Total deferred tax assets                  2,553    2,694
---------------------------------------------------------
Deferred tax liabilities:
   Property and equipment                    421      399
   Prepaid pension                            53       78
   LIFO                                      109      123
   Deferred gain                             279      235
   Deferred revenue                          137       73
   Deferred swap termination loss            173      182
   Other deferred tax liabilities            305      241
---------------------------------------------------------
Total deferred tax liabilities             1,477    1,331
---------------------------------------------------------
Net deferred taxes                        $1,076   $1,363
---------------------------------------------------------

     Management believes that the realization of the deferred tax assets is more likely than not, based on the expectation that the Company will generate the necessary taxable income in future periods and, accordingly, no valuation reserve has been provided. Tax benefits from loss carryforwards will expire by 2006.

     U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates which the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $479 million at January 1, 2000. If these earnings were to be remitted, taxes of $133 million would be due.

     Income taxes of $327, $366 and $886 million were paid in 1999, 1998 and 1997, respectively.

NOTE >5 > BENEFIT PLANS

Expenses for retirement and savings-related benefit plans  were as follows:

millions                   1999     1998     1997
-------------------------------------------------
Sears 401(k)
  Profit Sharing Plan     $  37    $  31     $ 33
Pension plans                89       88      106
Postretirement benefits     (46)     (38)     (41)
Other plans                --       --          6
-------------------------------------------------
Total                     $  80    $  81    $ 104
-------------------------------------------------

SEARS 401(K) PROFIT SHARING PLAN

Most domestic employees are eligible to become members of the Sears 401(k) Profit Sharing Plan ("the Plan"). Under the terms of the Plan, the Company matches a portion of the employee contributions. In 1998 and 1997, the Company matching contribution was based on 6% of consolidated income, as defined, for the participating companies and was limited to 70% of eligible employee contributions. In 1999 and future periods, the Plan has been changed and the Company match is now fixed at 70% of eligible employee contributions. The Company's matching contributions were $77, $75 and $71 million in 1999, 1998 and 1997, respectively.

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

     The ESOP loan bears interest at 6.1% (9.2% prior to refinancing) and is repaid from dividends on the ESOP shares and additional cash payments provided by the Company. The Company has contributed cash to the ESOP annually in the amount equal to the ESOP's required interest and principal payments on the loan, less dividends received on the ESOP shares. The cash payments amounted to $57, $24 and $23 million in 1999, 1998 and 1997, respectively. The balance of the ESOP loan was $210 and $267 million at January 1, 2000 and January 2, 1999, respectively. Cash on hand in the ESOP at January 1, 2000 was $4 million.

    The reported expense is determined as follows:

millions                   1999    1998    1997
-----------------------------------------------
Interest expense
recognized by ESOP         $ 13    $ 21    $ 27
Less dividends
  on ESOP shares            (17)    (19)    (20)
Cost of shares allocated
 to employees and
  plan expenses              41      29      26
-----------------------------------------------
Sears 401(k) Profit
Sharing Plan expense       $ 37    $ 31    $ 33
-----------------------------------------------

     At December 31, 1999, total committed to be released, allocated and remaining unallocated ESOP shares were 2.7, 14.4 and 8.8 million, respectively. All ESOP shares are considered outstanding in the calculation of earnings per share.

34 SEARS, ROEBUCK AND CO.


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

     In addition to providing pension benefits, the Company provides certain medical and life insurance benefits for retired employees. Employees may become eligible for medical benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group medical plans or other approved plans for 10 or more years immediately prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service. Generally, the Company's share of these benefit costs will be capped at the Company contribution calculated during the first year of retirement. The Company's postretirement benefit plans are not funded. The Company has the right to modify or terminate these plans.

     The change in benefit obligation, change in plan assets, funded status, reconciliation to amounts recognized in the consolidated balance sheets and weighted average assumptions are as follows:

millions                                              Pension Benefits  Postretirement Benefits
-----------------------------------------------------------------------------------------------
                                                       1999        1998        1999       1998
-----------------------------------------------------------------------------------------------
Change in benefit obligation:
     Beginning balance                                $ 2,872    $ 2,824    $ 1,180    $ 1,270
         Benefits earned during the period                 95         78          5          7
         Interest cost                                    192        184         74         84
         Actuarial loss (gain)                            (16)       104       (205)       (22)
         Benefits paid                                   (337)      (302)      (123)      (136)
         Foreign exchange impact                           22        (38)         2         (4)
         Plan amendments                                   --         22          1         --
         Disposition of Western Auto                       --         --         --        (19)
         Other                                              2         --         --         --
-----------------------------------------------------------------------------------------------
         Ending balance                               $ 2,830    $ 2,872    $   934    $ 1,180
-----------------------------------------------------------------------------------------------
Change in plan assets at fair value:
     Beginning balance                                $ 2,560    $ 2,710    $    --    $    --
         Actual return on plan assets                     368        176         --         --
         Company contributions                             50         46        123        136
         Benefits paid                                   (337)      (302)      (123)      (136)
         Foreign exchange impact                           28        (54)        --         --
         Other                                              2        (16)        --         --
-----------------------------------------------------------------------------------------------
         Ending balance                               $ 2,671    $ 2,560    $    --    $    --
-----------------------------------------------------------------------------------------------
Funded status of the plan:                            $  (159)   $  (312)   $  (934)   $(1,180)
     Unrecognized net loss (gain)                         410        600       (578)      (396)
     Unrecognized prior service benefit                   (21)       (25)      (668)      (770)
-----------------------------------------------------------------------------------------------
     Net amount recognized                            $   230    $   263    $(2,180)   $(2,346)
-----------------------------------------------------------------------------------------------
Amounts recognized in the balance sheet consist of:
     Prepaid benefit cost                             $   171    $   164    $    --    $    --
     Accrued benefit liability                           (244)      (365)    (2,180)    (2,346)
     Accumulated other comprehensive income               303        464         --         --
-----------------------------------------------------------------------------------------------
     Net amount recognized                            $   230    $   263    $(2,180)   $(2,346)
-----------------------------------------------------------------------------------------------




                                            Pension Benefits               Postretirement Benefits
                                         1999        1998       1997     1999        1998       1997
----------------------------------------------------------------------------------------------------
Weighted average assumptions:
  Discount rate                          8.00%       7.25%      7.25%   8.00%        7.25%      7.25%
  Return on plan assets                  9.50%       9.50%      9.50%      NA          NA         NA
  Rate of compensation increases         4.00%       4.00%      4.00%      NA          NA         NA
----------------------------------------------------------------------------------------------------

                                                       SEARS, ROEBUCK AND CO. 35

     The components of net periodic benefit cost are as follows:

                                                         PENSION BENEFITS                         POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------------
millions                                         1999          1998          1997             1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
     Benefits earned during the period          $  95         $  78         $  74            $   5         $   7         $  13
     Interest cost                                192           184           190               74            84           105
     Expected return on plan assets              (228)         (220)         (208)              --            --            --
     Amortization of unrecognized
       net prior service benefit                   (3)           (8)           (6)            (102)         (103)          (68)
     Amortization of unrecognized
       transitional asset                          --            (9)          (10)              --            --            --
     Recognized net loss (gain)                    34            47            52              (23)          (26)          (30)
     Elimination of postretirement
       life insurance for active associates        --            --            --               --            --           (61)
     Other                                         (1)           16            14               --            --            --
------------------------------------------------------------------------------------------------------------------------------
     Net periodic benefit cost                  $  89         $  88         $ 106            $ (46)        $ (38)        $ (41)
------------------------------------------------------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,236, $2,110 and $1,866 million, respectively, at January 1, 2000, and $2,309, $2,210 and $1,845 million, respectively, at January 2, 1999. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. The minimum pension liability, net of tax, was $195 million at January 1, 2000 and $299 million at January 2, 1999, and is included in accumulated other comprehensive income as a reduction of shareholders' equity.
     In 1997, the Company announced changes to its postretirement life insurance benefit plan. Retiree life insurance benefits were eliminated for all active associates not retired by December 31, 1997. This plan change resulted in a one-time pretax gain of $61 million. In connection with the elimination of retirement life insurance benefits for all active associates, the Company also announced the reduction in life insurance over a 10-year period to a maximum coverage of $5,000 for all post-1977 retirees.
     The weighted average health care cost trend rate used in measuring the postretirement benefit expense in 2000 is 6.0% for pre-65 retirees and 7.5% for post-65 retirees. For 2001 and beyond, the trend rates are 5.0% for pre-65 retirees and 6.5% for post-65 retirees. A one percentage point change in the assumed health care cost trend rate would have the following effects:

                                     ONE PERCENTAGE         ONE PERCENTAGE
millions                             POINT INCREASE         POINT DECREASE
----------------------------------------------------------------------------
Effect on total service
  and interest cost components             $ 3                   $ (2)
Effect on postretirement
  benefit obligation                       $16                   $(14)
----------------------------------------------------------------------------

NOTE >6 > BORROWINGS

Short-term borrowings consist of:

millions                             1999      1998
----------------------------------------------------
Commercial paper                   $2,824    $4,463
Bank loans                             95        91
Promissory note                        70        70
Other loans                            --        --
----------------------------------------------------
Total short-term borrowings        $2,989    $4,624
Weighted average
  interest rate at year end           6.0%      5.3%
Weighted average
  interest rate at year end,
  including effects of swaps          7.1%      6.3%
----------------------------------------------------

     At January 1, 2000, SRAC's credit facilities totaled $5.06 billion in syndicated credit agreements. Sears Canada had credit agreements totaling $553 million. These syndicated and other credit agreements provide for loans at prevailing interest rates and mature at various dates through April 2003. The Company pays commitment fees in connection with these credit agreements.
     The Company had interest rate swap agreements that established fixed rates on $1.52 billion and $1.50 billion of short-term variable rate debt at January 1, 2000 and January 2, 1999, respectively, resulting in weighted average interest rates of 6.7% and 6.8%, respectively. The weighted average maturity of agreements in effect on January 1, 2000, was approximately 14 years.

36 SEARS, ROEBUCK AND CO.

     Long-term debt is as follows:

millions       Issue                      1999        1998
----------------------------------------------------------
SEARS, ROEBUCK AND CO.
   6.25% Notes, due through 2004       $   300     $   500
   8.2% Extendable Notes, due 1999          --          31
   9.375% Debentures, due 2011             300         300
   5.57% to 10.0% Medium-Term
     Notes, due 2000 to 2021             1,215       1,550
SEARS ROEBUCK ACCEPTANCE CORP.
   6.125% to 7.51% Notes,
     due 2000 to 2038                    5,827       5,084
   5.53% to 7.26% Medium-Term
     Notes, due 2000 to 2013             5,716       5,976
SEARS DC CORP.
   8.54% to 9.26% Medium-Term
     Notes, due 2001 to 2012               213         332
SEARS CANADA INC.
   6.55% to 11.70% Debentures,
     due 2000 to 2007                      305         392
SEARS CANADA RECEIVABLES TRUST
   5.04% to 9.18% Receivables
     Trusts, due 2001 to 2006              735         405
Capitalized Lease Obligations              417         453
Other Notes and Mortgages                   21          22
----------------------------------------------------------
                                        15,049      15,045
Less current maturities                  2,165       1,414
----------------------------------------------------------
Total long-term debt                   $12,884     $13,631
----------------------------------------------------------

     On October 2, 1998, the Company prepaid its 6% debentures with a face value of $300 million, which were due in May 2000. The transaction generated an extraordinary loss of $37 million and a related income tax benefit of $13 million, resulting in an after-tax loss of $24 million. The loss resulted primarily from the write-off of the related unamortized discount. The debt was refinanced with the issuance of commercial paper.
     As of January 1, 2000, long-term debt maturities for the next five years are as follows:

millions
---------------------------------------------------
2000                                         $2,165
2001                                          2,458
2002                                          1,654
2003                                          2,540
2004                                            862
---------------------------------------------------

     The Company paid interest of $1.2, $1.3 and $1.4 billion in 1999, 1998 and 1997, respectively. Interest capitalized was $5, $5 and $3 million in 1999, 1998 and 1997, respectively.

NOTE >7 > LEASE AND SERVICE AGREEMENTS
The Company leases certain stores, office facilities, warehouses, computers and transportation equipment.
     Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Contingent rent is accrued over the lease term, provided that the achievement of the specified sales level that triggers the contingent rental is probable. Certain leases include renewal or purchase options. Operating lease rentals were $399, $431 and $439 million, including contingent rentals of $52, $55 and $57 million in 1999, 1998 and 1997, respectively.
     Minimum lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of January 1, 2000, are as follows:

                            CAPITAL       OPERATING
millions                     LEASES          LEASES
---------------------------------------------------
2000                         $   66          $  352
2001                             60             303
2002                             56             253
2003                             56             224
2004                             54             195
After 2004                      714           1,092
---------------------------------------------------
Total minimum payments       $1,006          $2,419
Less imputed interest           589
---------------------------------------------------
Present value of
  minimum lease payments        417
Less current maturities          16
---------------------------------------------------
Long-term obligations        $  401
---------------------------------------------------

     The Company has committed to purchase data and voice networking and information processing services of at least $216 million annually through 2004 from a third-party provider. Total expenses incurred by the Company for these services during 1999, 1998 and 1997 were $318, $355 and $361 million, respectively. The Company may also be responsible for certain stores leases that have been assigned.

NOTE >8 > FINANCIAL INSTRUMENTS

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

                                                       SEARS, ROEBUCK AND CO. 37

     The Company is a party to off-balance sheet financial instruments to manage interest rate and foreign currency risk. These financial instruments involve, to varying degrees, elements of market, credit, foreign exchange and interest rate risk in excess of amounts recognized in the balance sheet. In certain transactions, the Company may require collateral or other security to support the off-balance sheet financial instruments with credit risk.

DEBT-RELATED

The Company had the following off-balance sheet financial instruments related to its outstanding borrowings at the end of 1999 and 1998:

                                               1999
----------------------------------------------------------------
                              CONTRACT OR
                                 NOTIONAL       FAIR    CARRYING
millions                           AMOUNT      VALUE       VALUE
----------------------------------------------------------------
Interest rate swap agreements:
   Pay floating rate,
     receive fixed rate            $   83     $   --      $   --
   Pay fixed rate,
     receive floating rate          1,517        148          --
Foreign currency
   hedge agreements                     9         (1)         --
----------------------------------------------------------------

                                               1998
----------------------------------------------------------------
                              CONTRACT OR
                                 NOTIONAL       FAIR    CARRYING
millions                           AMOUNT      VALUE       VALUE
----------------------------------------------------------------
Interest rate swap agreements:
   Pay floating rate,
     receive fixed rate            $  805     $    9      $   --
   Pay fixed rate,
     receive floating rate          1,499       (176)         --
Foreign currency
   hedge agreements                    10         (2)         --
----------------------------------------------------------------

     The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable-rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 5.21% and received a weighted average rate of 6.87% in 1999. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 6.68% and received a weighted average rate of 5.21% in 1999. The fair values of interest rate swaps are based on prices quoted from dealers. If a counterparty fails to meet the terms of a swap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life.

     Maturity dates of the off-balance sheet financial instruments outstanding at January 1, 2000 are as follows:

                                 NOTIONAL AMOUNT
---------------------------------------------------------
                                                     OVER
MILLIONS                1 YEAR     2-5 YEARS      5 YEARS
---------------------------------------------------------
Interest rate
   swap agreements      $  283        $  173       $1,144
Foreign currency
   hedge agreements          5             4           --
---------------------------------------------------------

     During 1997, the Company paid $633 million to terminate interest rate swaps. The deferred loss related to these terminations was $415 million and $441 million at January 1, 2000, and January 2, 1999, respectively, and is being amortized over the remaining lives of the original swap periods.

CREDIT-RELATED

The Company had outstanding domestic securitized credit card receivables sold of $6.58 and $6.63 billion at January 1, 2000, and January 2, 1999, respectively, for which the Company's credit risk exposure is contractually limited to the investor certificates held by the Company.

OTHER

The Company had a financial guaranty of $89 million at January 1, 2000. This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds issued in connection with the Company's headquarters building. No amounts were accrued in the balance sheet for any potential loss associated with this guaranty at January 1, 2000, and January 2, 1999.

NOTE >9 > SIGNIFICANT GROUP

CONCENTRATIONS OF CREDIT RISK

The Company grants credit to customers throughout North America. The five states and the respective receivable balances in which the Company had the largest amount of managed credit card receivables were as follows:

millions           1999    % OF BALANCE         1998    % OF BALANCE
--------------------------------------------------------------------
California       $2,778           10.4%       $2,946           10.4%
Texas             2,127            7.9%        2,285            8.1%
Florida           1,943            7.3%        2,069            7.3%
New York          1,592            5.9%        1,689            6.0%
Pennsylvania      1,364            5.1%        1,457            5.1%
--------------------------------------------------------------------

NOTE >10 > LEGAL PROCEEDINGS

The Company remains a party to two cases arising from the Company's purchase of garments produced under allegedly illegal labor conditions on the island of Saipan in the Commonwealth of the Northern Marianas Islands. The two actions were filed on January 13, 1999, the first on behalf of ten "Doe" plaintiffs in the United States District Court for the Central District of California against eighteen domestic

38 SEARS, ROEBUCK AND CO.

clothes retailers and eleven foreign clothing suppliers (which case subsequently was transferred to the United States District Court for the District of Hawaii), and the second by various interest groups, purportedly on behalf of the general public of the State of California, in the San Francisco County Superior Courts. Plaintiffs in the suits seek various injunctive relief, damages (including punitive and treble damages), restitution and disgorgement of profits, interest, and attorney fees and costs. On February 23, 2000, the Company entered into a settlement agreement with the plaintiffs that provides for the dismissal of both cases with respect to the Company. While continuing to deny plaintiffs' claims and contentions, the Company agreed to an immaterial one-time cash payment to the plaintiffs. The Company further agreed that following the effective date of the agreement, it would only purchase garments produced in Saipan from factories that adhere to the terms of a monitoring program provided for in the settlement agreement. The settlement of the cases is subject to the final approval of both courts. In the event that the settlement is not approved and the cases continue against the Company, their consequences are not presently determinable, but in the opinion of the management of the Company, the ultimate liability is not expected to have a material effect on the results of operations, financial position, liquidity or capital resources of the Company.
     The Company is subject to various other legal and governmental proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are nonroutine and involve compensatory, punitive or treble damage claims in very large amounts, as well as other types of relief. The consequences of these matters are not presently determinable but, in the opinion of management of the Company after consulting with legal counsel, the ultimate liability in excess of reserves currently recorded is not expected to have a material effect on annual results of operations, financial position, liquidity or capital resources of the Company.

NOTE >11 > OTHER INCOME

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

NOTE >12 > EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

millions, except per share data       1999          1998          1997
----------------------------------------------------------------------
Net income available to
  common shareholders(1)            $1,453        $1,048        $1,188
Average common
  shares outstanding                 379.2         388.6         391.6
Earnings per share - basic          $ 3.83        $ 2.70        $ 3.03
Dilutive effect
  of stock options                     1.8           3.1           6.2
Average common and
  common equivalent
  shares outstanding                 381.0         391.7         397.8
Earnings per share - diluted        $ 3.81        $ 2.68        $ 2.99
----------------------------------------------------------------------

(1) Income available to common shareholders is the same for purposes of calculating basic and diluted EPS.

     In each period, certain options were excluded from the computation of diluted earnings per share because they would have been antidilutive. At January 1, 2000, January 2, 1999 and January 3, 1998, options to purchase 11.9, 5.2 and
4.7 million shares of stock at prices ranging from $40 to $64, $52 to $64 and $47 to $64 per share were excluded from the 1999, 1998 and 1997 calculations, respectively.

NOTE >13 > SHAREHOLDERS' EQUITY

DIVIDEND PAYMENTS

Under terms of indentures entered into in 1981 and thereafter, the Company cannot take specified actions, including the declaration of cash dividends, that would cause its unencumbered assets, as defined, to fall below 150% of its liabilities, as defined. At January 1, 2000, approximately $4.5 billion could be paid in dividends to shareholders under the most restrictive indentures.

SHARE REPURCHASE PROGRAM

On February 3, 1998, the Board of Directors extended, for an additional two years, the common share repurchase program which is used to acquire shares for distribution in connection with the expected exercise of stock options, the grant of restricted shares and the exchange of deferred shares under the Company's stock plans. The program authorized the Company to acquire up to 20 million Sears common shares on the open market. By the end of the first quarter of 1999, all 20 million common shares authorized to be purchased under this repurchase program had been acquired.
     On March 10, 1999, the Board of Directors approved a common share repurchase program to acquire up to $1.5 billion of the Company's common shares by December 31, 2001. The shares are to be purchased on the open market or through privately negotiated transactions. As of January 1, 2000, approximately
14.0 million common shares have been acquired under this repurchase program at a cost of approximately $464 million.

                                                       SEARS, ROEBUCK AND CO. 39

NOTE >14 > STOCK-BASED COMPENSATION

STOCK OPTION PLANS

Options to purchase common stock of the Company have been granted to employees under various plans at prices equal to the fair market value of the stock on the dates the options were granted. Generally, options vest over a three- or four-year period and become exercisable either in equal, annual installments over the vesting period, or at the end of the vesting period. Options generally expire in 10 or 12 years.
     Additionally, certain options were granted in 1997 and 1999 with performance-based features that required the Company's share price to reach specified targets at three- and five-year intervals from the grant date to be earned. In February 1999, the Company extended the period of time allowed to meet the specified targets for the 1997 grants by one year. The Company had 1.1 million, 1.2 million, and 1.4 million performance-based options outstanding at the end of 1999, 1998 and 1997, respectively. Subject to the satisfaction of the performance-based features, these performance-based options vest 50% in year six, 25% in year seven and 25% in year eight from the time of grant. The Company did not recognize compensation expense in 1999, 1998 or 1997 related to these options because the exercise price exceeded the Company share price at each year end.
     The Company measures compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation cost has been recognized for its fixed stock option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used during the respective years to estimate the fair value of options granted:

                                           1999       1998       1997
---------------------------------------------------------------------
Dividend yield                            2.16%      1.81%      1.59%
Expected volatility                         28%        28%        28%
Risk-free interest rate                   5.03%      5.82%      6.19%
Expected life of options                6 years    6 years    6 years
---------------------------------------------------------------------

     Had compensation cost for the Company's stock option plans been determined using the fair value method under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

millions, except earnings per share        1999       1998       1997
---------------------------------------------------------------------
Net income-- as reported                 $1,453     $1,048     $1,188
Net income-- pro forma                    1,414      1,023      1,174
Earnings per share-- basic
   As reported                             3.83       2.70       3.03
   Pro forma                               3.73       2.63       3.00
Earnings per share-- diluted
   As reported                             3.81       2.68       2.99
   Pro forma                               3.71       2.61       2.95
---------------------------------------------------------------------

     Changes in stock options are as follows:

shares in thousands                     1999                      1998                      1997
--------------------------------------------------------------------------------------------------------
                                            WEIGHTED                  WEIGHTED                  WEIGHTED
                                             AVERAGE                   AVERAGE                   AVERAGE
                                            EXERCISE                  EXERCISE                  EXERCISE
                                  SHARES       PRICE        SHARES       PRICE         SHARES      PRICE
--------------------------------------------------------------------------------------------------------
Beginning balance                 15,251      $39.93        15,155      $34.16         14,389     $25.00
Granted                            5,668       40.89         4,171       55.73          4,165      58.23
Exercised                         (1,084)      22.76        (2,671)      25.00         (2,832)     23.67
Canceled or expired               (1,309)      51.11        (1,404)      52.98           (567)     31.17
--------------------------------------------------------------------------------------------------------
Ending balance                    18,526      $40.44        15,251      $39.93         15,155     $34.16
--------------------------------------------------------------------------------------------------------
Reserved for future
  grant at year-end                5,337                     9,979                     12,840
Exercisable                        7,844      $27.92         8,217      $25.43          7,524     $23.89
--------------------------------------------------------------------------------------------------------
Fair value of options
  granted during the year                     $13.35                    $18.61                    $17.98
--------------------------------------------------------------------------------------------------------

40 SEARS, ROEBUCK AND CO.

     The following table summarizes information about stock options outstanding at January 1, 2000:

   shares in thousands                    OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------
                                              WEIGHTED AVG.
            RANGE OF           NUMBER            REMAINING      WEIGHTED AVG.            NUMBER       WEIGHTED AVG.
            EXERCISE      OUTSTANDING     CONTRACTUAL LIFE          EXERCISE        EXERCISABLE           EXERCISE
              PRICES      AT 01/01/00             IN YEARS             PRICE        AT 01/01/00              PRICE
-------------------------------------------------------------------------------------------------------------------
    $10.00 to $20.00            1,336                  4.4            $16.41              1,336             $16.41
     20.01 to  30.00            4,229                  6.5             24.24              4,224              24.23
     30.01 to  40.00            1,103                  8.8             31.97                989              31.94
     40.01 to  50.00            7,239                  8.3             42.94              1,177              48.08
     50.01 to  64.00            4,619                  8.0             60.31                118              55.81
-------------------------------------------------------------------------------------------------------------------
    $10.00 to $64.00           18,526                  7.7            $40.44              7,844             $27.92
-------------------------------------------------------------------------------------------------------------------

ASSOCIATE STOCK PURCHASE PLAN

On May 8, 1997, the shareholders approved the Company's Associate Stock Ownership Plan ("ASOP"). The ASOP allows eligible employees the right to elect to use up to 10% of their eligible compensation to purchase Sears common stock on a quarterly basis at the lower of 85% of the fair market value at the beginning or end of each calendar quarter. The maximum number of shares of Sears common stock available under the ASOP is 10 million. The first purchase period began January 1, 1998. There were 0.6 million shares issued under the ASOP in 1998 and 0.7 million shares issued in 1999.

NOTE >15 > SUMMARY OF SEGMENT DATA

The Company is a multiline retailer providing a wide array of merchandise and services, and no single product or service accounted for a significant percentage of the Company's consolidated revenue. The Company has four domestic segments, which include the Company's operations in the United States and Puerto Rico, and one international segment. The domestic segments are Retail, Services, Credit and Corporate.
     The Retail segment includes the operating results of the Company's Full-line Stores and Specialty Stores; and the Services segment includes the operating results of the Company's Home Services and Direct Response businesses. These businesses have been aggregated into their respective reportable segments based on the management reporting structure and their similar economic characteristics, customers and distribution channels.
     A general description of the merchandise and services offered in each segment follows:

RETAIL
Full-line Stores, which are located principally in shopping malls, sell apparel, home fashions and hardlines merchandise. Specialty Stores, consisting of Hardware, Dealer, The Great Indoors, Auto, Contract Sales, and Homelife furniture stores sell hardlines, home fashions, auto products and furniture. The Homelife furniture stores were sold on January 30, 1999.

SERVICES
Associates and third-party licensee partners of the Company provide product repair services, extended warranty service contracts and home improvement products. Direct Response consists of direct-response marketing, which markets insurance (credit protection, life and health), clubs and service memberships, merchandise through specialty catalogs, and impulse and continuity merchandise.

CREDIT
The Credit business manages the Company's portfolio of credit card receivables arising from purchases of merchandise and services from domestic operations.

CORPORATE
The Corporate segment includes activities that are of a holding-company nature, primarily consisting of administrative activities and the Sears Online investment initiatives related to selling merchandise via the Company Web site, the costs of which are not allocated to the Company's businesses.

INTERNATIONAL
The International segment consists of retail, credit, services and corporate operations similar to the Company's domestic operations. International operations are conducted in Canada through Sears Canada, Inc., a 54.6% owned subsidiary. International operations were also conducted in Mexico through Sears, Roebuck de Mexico, S.A. de C.V. ("Sears Mexico") until March 29, 1997, when the Company sold 60% of the outstanding shares of Sears Mexico. Thereafter, Sears Mexico's results are no longer included in the Company's consolidated results.

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

                                                       SEARS, ROEBUCK AND CO. 41

millions                         RETAIL      SERVICES       CREDIT   INTERNATIONAL   CORPORATE  CONSOLIDATED
------------------------------------------------------------------------------------------------------------
1999
Revenue                        $ 29,775      $  3,078     $  4,085        $  4,133    $     --      $ 41,071
Depreciation and
  amortization expense              659            57           14              76          42           848
Interest revenue                     --            59           --              --          --            59
Interest expense                    111            --        1,116             100          --         1,327
Operating income (expense)          841           329        1,347             218        (322)        2,413
Equity in net income
  of investees accounted
  for by the equity method          (14)           --           --               9          --            (5)
Noncomparable items--
  income (expense), pretax          (25)           --           --              --         (21)          (46)
Total assets                     10,130         1,087       20,622           3,324       1,791        36,954
Capital expenditures                711            81           39             143          59         1,033
------------------------------------------------------------------------------------------------------------
1998
Revenue                        $ 30,429      $  3,113     $  4,369        $  3,664    $     --      $ 41,575
Depreciation and
  amortization expense              671            49           13              64          33           830
Interest revenue                     --            59           --              --          --            59
Interest expense                    133            --        1,244             105          --         1,482
Operating income (expense)          382           375        1,144             165        (211)        1,855
Equity in net income
  of investees accounted
  for by the equity method           --            --           --               5          --             5
Noncomparable items--
  income (expense), pretax         (352)           --           58              --         (37)         (331)
Total assets                     10,046           943       21,605           2,816       2,265        37,675
Capital expenditures                934            50           18              91         119         1,212
------------------------------------------------------------------------------------------------------------
1997
Revenue                        $ 30,086      $  3,073     $  4,649        $  3,766    $     --      $ 41,574
Depreciation and
  amortization expense              639            42           13              60          31           785
Interest revenue                     --            61           --              --          --            61
Interest expense                     92            --        1,259             119          --         1,470
Operating income (expense)          951           361          752             142        (212)        1,994
Equity in net income
  of investees accounted
  for by the equity method           --            --           --               6          --             6
Noncomparable items--
  income (expense), pretax           23            --         (253)            (21)        150          (101)
Total assets                     10,732           753       22,250           2,801       2,164        38,700
Capital expenditures              1,114            51            9             108          46         1,328
------------------------------------------------------------------------------------------------------------

Noncomparable items in 1999 were:
   Retail:        Restructuring charge for NTB store closings
   Corporate:     Corporate staff reductions

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

MANAGEMENT'S REPORT

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


/s/ Arthur C. Martinez
Arthur C. Martinez
Chairman, President and Chief Executive Officer


/s/ Julian C. Day
Julian C. Day
Executive Vice President and Chief Operating Officer


/s/ Jeffrey N. Boyer
Jeffrey N. Boyer
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SEARS, ROEBUCK AND CO.
We have audited the accompanying Consolidated Balance Sheets of Sears, Roebuck and Co. as of January 1, 2000 and January 2, 1999, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of January 1, 2000 and January 2, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2000 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
February 7, 2000

                                                       SEARS, ROEBUCK AND CO. 43

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL DATA



millions, except per common share and shareholder data      1999             1998              1997               1996        1995
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                $ 41,071         $ 41,575          $ 41,574           $ 38,064    $ 34,835
Costs and expenses                                        38,658           39,720            39,580             35,981      33,130
Operating income                                           2,413            1,855             1,994              2,083       1,705
Other income, net                                              6               28               144                 30          27
Income before income taxes, minority
     interest and extraordinary loss                       2,419            1,883             2,138              2,113       1,732
Income taxes                                                 904              766               912                834         703
Income from continuing operations                          1,453            1,072             1,188              1,271       1,025
Income from discontinued operations                           --               --                --                 --         776
Extraordinary loss                                            --               24                --                 --          --
Net income                                                 1,453            1,048             1,188              1,271       1,801
FINANCIAL POSITION
Retained interest in transferred
     credit card receivables                            $  3,144         $  4,294          $  3,316           $  2,260    $  5,579
Credit card receivables, net                              18,033           17,972            19,843             19,303      14,527
Merchandise inventories                                    5,069            4,816             5,044              4,646       4,033
Property and equipment, net                                6,450            6,380             6,414              5,878       5,077
Total assets                                              36,954           37,675            38,700             36,167      33,130
Short-term borrowings                                      2,989            4,624             5,208              3,533       5,349
Long-term debt                                            15,049           15,045            15,632             14,907      11,774
     Total debt                                           18,038           19,669            20,840             18,440      17,123
     Percent of debt to equity                               264%             324%              356%               373%        391%
Shareholders' equity                                    $  6,839         $  6,066          $  5,862           $  4,945    $  4,385
SHAREHOLDERS' COMMON SHARE INVESTMENT
Book value per common share                             $  18.53         $  15.82          $  15.00           $  12.63    $  10.40
Shareholders                                             220,749          233,494           235,336            243,986     256,624
Average common and
     equivalent shares outstanding                           381              392               398                399         394
Earnings per common share - diluted
     Income from continuing operations                  $   3.81         $   2.74          $   2.99           $   3.12    $   2.53
     Income from discontinued operations                      --               --                --                 --        1.97
     Extraordinary loss                                       --              .06                --                 --          --
     Net income                                         $   3.81         $   2.68          $   2.99           $   3.12    $   4.50
Cash dividends declared
     per common share                                   $    .92         $    .92          $    .92           $    .92    $   1.26
Cash dividend payout percent                                24.1%            34.3%             30.8%              29.5%       28.0%
Market price -
     per common share (high-low)              53 3/16 - 26 11/16     65 - 39 1/16   65 1/4 - 38 3/4    53 7/8 - 38 1/4     60 - 30
----------------------------------------------------------------------------------------------------------------------------------
Closing market price at December 31                       30 3/8           42 1/2            45 1/4                 46          39
----------------------------------------------------------------------------------------------------------------------------------
Price/earnings ratio (high-low)                           14 - 7          24 - 15           22 - 13            17 - 12     16 - 12
----------------------------------------------------------------------------------------------------------------------------------

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

1996 and 1995 have not been restated to reflect the licensed business reclassification for Sears Canada.

44 SEARS, ROEBUCK AND CO.

QUARTERLY RESULTS (UNAUDITED)

                              FIRST QUARTER      SECOND QUARTER      THIRD QUARTER       FOURTH QUARTER          YEAR
----------------------------------------------------------------------------------------------------------------------------
millions, except per
common share data             1999      1998      1999      1998      1999      1998      1999      1998      1999      1998
----------------------------------------------------------------------------------------------------------------------------
Revenues                   $ 9,037   $ 9,233   $ 9,992   $10,314   $ 9,538   $ 9,803   $12,504   $12,225   $41,071   $41,575
----------------------------------------------------------------------------------------------------------------------------
Operating income               245       222       564       566       383       173     1,221       894     2,413     1,855
----------------------------------------------------------------------------------------------------------------------------
Net income                     146       133       331       336       236        44       740       535     1,453     1,048
----------------------------------------------------------------------------------------------------------------------------
Earnings per common
  share - diluted             0.38      0.34      0.86      0.85      0.62      0.11      1.98      1.39      3.81      2.68
----------------------------------------------------------------------------------------------------------------------------
Excluding impact of
  noncomparable items
     Operating income          245       188       564       537       429       478     1,221       946     2,459     2,149
----------------------------------------------------------------------------------------------------------------------------
     Net income                146       112       331       318       265       298       740       572     1,482     1,300
----------------------------------------------------------------------------------------------------------------------------
     Earnings per common
       share - diluted     $  0.38   $  0.28   $  0.86   $  0.80   $  0.69   $  0.76   $  1.98   $  1.48   $  3.89   $  3.32
----------------------------------------------------------------------------------------------------------------------------

1999 noncomparable items consist of restructuring charges related to the headquarters staff reduction and the sale of 33 Auto Stores, both of which occurred in the third quarter.

1998 noncomparable items consist of impairment charges related to the sale of Western Auto and Homelife, an extraordinary loss on the early extinguishment of debt and the impact of SFAS No. 125 accounting.

The fourth quarter pretax LIFO adjustments were credits of $103 and $64 million in 1999 and 1998, compared with charges of $30 million for the first nine months of the respective Years.

Total of quarterly earnings per common share may not equal the annual amount because net income per common share is calculated independently for each quarter.

Certain quarterly information has been reclassified to conform with year-end presentation.

COMMON STOCK MARKET INFORMATION AND DIVIDEND HIGHLIGHTS (UNAUDITED)

                              FIRST QUARTER      SECOND QUARTER      THIRD QUARTER       FOURTH QUARTER          YEAR
-------------------------------------------------------------------------------------------------------------------------------
dollars                       1999      1998       1999      1998     1999      1998       1999       1998       1999      1998
-------------------------------------------------------------------------------------------------------------------------------
Stock price range
   High                   47 1/8      59 7/8   53 3/16    65        47 3/8   63 9/16   35 1/2      50 3/4    53 3/16    65
   Low                    39 1/16     42 1/2   41 5/8     55 1/16   29 3/8   40 9/16   26 11/16    39 1/16   26 11/16   39 1/16
   Close                  44 11/16    58 1/4   47 11/16   62 1/16   32 3/4   41 7/8    30 3/8      42 1/2    30 3/8     42 1/2
Cash dividends declared       0.23      0.23       0.23      0.23     0.23      0.23       0.23       0.23       0.92      0.92
-------------------------------------------------------------------------------------------------------------------------------

Stock price ranges are for the New York Stock Exchange (trading symbol - S), which is the principal market for the Company's common stock.

The number of registered common shareholders at February 29, 2000 was 219,149.

In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges: Chicago; Pacific, San Francisco; London, England; Amsterdam, The Netherlands; Swiss, EBS; and Dusseldorf, Germany.


                                                                                   SEARS, ROEBUCK AND CO. 45

EXECUTIVE OFFICERS

ARTHUR C. MARTINEZ                              1998-1999. Chairman and chief               ALAN J. LACY
60, chairman, president and chief               executive officer of Bradlees, Inc.,        46, president, Services since September
executive officer since 1995. Chairman          1994-1997. M.B.A., 1971 and B.A.            1999, president of Sears Credit from
and chief executive officer of the              Engineering, 1969, Columbia University.     1997 until 1999 (additionally as chief
former Merchandise Group, 1992-1995.                                                        financial officer from 1998 to 1999),
M.B.A., 1965, Harvard University;               MARY E. CONWAY                              and chief financial officer, from 1995
B.S., 1960, Polytechnic University.             51, president, Stores since September       until 1997. Executive vice president and
                                                1999. President, Full-line Stores           chief financial officer 1995-1997;
M. SHAN ATKINS                                  1999; senior vice president, Northeast      senior vice president of Finance of the
42, executive vice president, Strategic         Region 1998-1999; region general            former Merchandise Group 1994-1995.
Initiatives since September 1999.               manager 1993-1998. 1982, Beaver             Vice president of Financial Services
Senior vice president-Corporate Strategy,       College; 1980, St. Joseph University.       and Systems of Philip Morris Companies
April, 1999; vice president/general                                                         Inc. and president of Philip Morris
merchandising manager, Lawn & Garden            JULIAN C. DAY                               Capital Corporation, 1993-1994.
1998-1999; vice president-strategy,             47, executive vice president and chief      M.B.A., 1977, Emory University; B.S.,
Merchandise Planning Office, Imports            operating officer since September           1975, Georgia Institute of Technology,
1996-1998. Vice president and partner           1999. Executive vice president and
of Bain & Company, 1982-1996.                   chief financial officer, March 1999         GERALD N. MILLER
M.B.A., 1983 Harvard Business                   to September 1999. Executive vice           52, senior vice president and
School; Bachelor of Commerce,                   president and chief financial officer       chief information officer since 1998.
1979, Queens University.                        of Safeway, Inc. 1992-1998. M.B.A.,         Vice president of Logistics Information
                                                1979, London Business School; M.A.,         Systems 1995-1998; senior systems,
JEFFREY N. BOYER                                1975 and B.A., 1974, Oxford University.     director 1994-1995. Vice president
41, chief financial officer since                                                           of Information Technology of Bergen
September 1999. Vice president and              LYLE G. HEIDEMANN                           Brunswig Corporation, 1987-1994.
controller, 1998-1999; vice president,          54, president, Hardlines since 1999.        B.S.-Finance, 1970, Long Beach State.
finance-Full-line Stores, 1996-1998.            Senior vice president, Appliances/
Vice president, business development            Electronics, 1998-1999; vice president,     WILLIAM G. PAGONIS
of The Pillsbury Co., 1995-1996 and             Appliances/Electronics, 1997-1998;          58, executive vice president, Logistics
vice president of Finance-general foods         vice president, general merchandise         since 1994. Senior vice president,
of Kraft General Foods, 1994-1995.              manager--Home Appliances, 1996-1997;        1993-1994. Retired Lieutenant General,
B.S., 1980, University of Illinois;             divisional vice president, Lawn and         U.S. Army. M.B.A., 1970 and B.S.,
C.P.A., 1980, Illinois.                         Garden/Sporting Goods, 1992-1996.           1964, Pennsylvania State University.
                                                B.S., 1967, Northern Illinois University.
JAMES R. CLIFFORD                                                                           JOHN T. SLOAN
54, president and chief operating               ANASTASIA D. KELLY                          48, executive vice president, Human
officer of Full-line Stores since 1998.         50, executive vice president, general       Resources since 1999. Senior vice
Sears Canada, Inc.-president and chief          counsel since September 1999.               president, Human Resources, 1998-1999.
operating officer, 1996-1998; senior vice       Executive vice president, general           Vice president-Human Resources,
president and chief financial officer,          counsel and secretary, March 1999 to        Full-line stores, 1996-1998. Senior vice
1993-1996. M.B.A., 1971, Seattle                September 1999. Fannie Mae-senior vice      president of administration of Tribune
University; B.B.A. 1968, Cleveland State.       president, general counsel and secretary,   Company, 1993-1996. M.B.A., 1976,
                                                1996-1999; senior vice president and        Fordham University; B.S., 1974,
MARK A. COHEN                                   general counsel, 1996 and senior vice       Cornell University.
51, president, Softlines, chief marketing       president, deputy general 1995-1996.
officer since September 1999. Executive         Partner, Wilmer, Cutler & Pickering,
vice president-Marketing from January           1990-1995. J.D., 1981, George
to August 1999. Senior vice president of        Washington University National Law
Cosmetics, Accessories, Fine Jewelry,           Center; B.A., 1971, Trinity College.
Footwear and Home Fashions,

46  SEARS, ROEBUCK AND CO.

BOARD OF DIRECTORS



   a. [PHOTO]                        ARTHUR C. MARTINEZ 3*               a.
ARTHUR C. MARTINEZ
                                     60, chairman, president and chief
                                     executive officer since 1995; chairman
                                     and chief executive officer of the
                                     former Merchandise Group 1992-1995. Vice chairman and director of Saks Fifth
                                     Avenue 1990-1992. Director, Pepsi Co.,
                                     Inc. Sears director since 1995.

   b. [PHOTO]                        RICHARD C. NOTEBAERT 1,4            b.
RICHARD C. NOTEBAERT
                                     52, chairman, president and chief
                                     executive officer of Ameritech
                                     Corporation from 1994 until his
                                     retirement in December 1999; president
                                     and chief operating officer 1993-1994;
                                     vice chairman 1993. Sears director since
                                     1996.

   c. [PHOTO]                        HALL ADAMS, JR. 1,4                  c.
HALL ADAMS
                                     66, chairman and chief executive officer of Leo Burnett Company, Inc. from 1987 until his retirement in 1992. Director, The Dun & Bradstreet Corporation and
                                     McDonald's Corporation. Sears director
                                     since 1993.

   d.[PHOTO]                         BRENDA C. BARNES 1,2*,3,4            d.
BRENDA C. BARNES
                                     46, Interim president, chief operating
                                     officer, Starwood Hotels and Resorts
                                     since November 1999; former president
                                     and chief executive officer of
                                     PepsiCola North America 1996-1998;
                                     chief operating officer of PepsiCola
                                     North America 1994-1996. Director, Avon
                                     Products, Inc.; Lucas Digital Ltd. and
                                     Lucas Arts Entertainment Company;
                                     Starwood Hotels & Resorts; and The New
                                     York Times Company. Sears director since
                                     1997.

   e.[PHOTO]                         HUGH B. PRICE 1,4                    e.
HUGH B. PRICE
                                     58, president and chief executive
                                     officer of the National Urban League
                                     since 1994; vice president of
                                     Rockefeller Foundation 1988-1994.
                                     Director, Bell Atlantic Corporation, New
                                     England Telephone & Telegraph Co. and
                                     New York Telephone Company. Sears
                                     director since 1997.

   f.[PHOTO]                         WARREN L. BATTS 1*,3,4               f.
WARREN L. BATTS
                                     67, chairman and chief executive officer of Tupperware Corporation from
                                     1996-1997; chairman of Premark
                                     International, Inc. from 1996-1997;
                                     chairman and chief executive officer of
                                     Premark 1986-1996. Director, The
                                     Allstate Corporation; Cooper Industries,
                                     Inc.; Derby Cycle Corporation and Sprint
                                     Corporation. Sears director since 1986.

    g.[PHOTO]                        PATRICK G. RYAN 2,4                  g.
PATRICK G. RYAN
                                     62, chairman and chief executive officer of Aon Corporation since 1990;
                                     president and chief executive officer
                                     from August 1982 through April 1999.
                                     Director, Tribune Company. Sears
                                     director since 1997.

    h.[PHOTO]                        ALSTON D. CORRELL, JR. 1,2           h.
ALSTON D. CORRELL
                                     58, chairman, chief executive officer
                                     and president of Georgia-Pacific
                                     Corporation since 1993; president and
                                     chief operating officer 1991-1993.
                                     Director, Sun Trust Banks, Inc. and The
                                     Southern Company. Sears director since
                                     1996.

     i.[PHOTO]                       DOROTHY A. TERRELL 1,2               i.
DOROTHY A. TERRELL
                                     54, president, services group and senior vice president, worldwide sales, Natural
                                     MicroSystems Corporation since 1998;
                                     president of SunExpress, Inc. and
                                     corporate executive officer of Sun
                                     Microsystems, Inc. 1991-1997. Director,
                                     General Mills, Inc.; Herman Miller,
                                     Inc.; and Massachusetts Technology
                                     Development Corporation. Sears director
                                     since 1995.

     j.[PHOTO]                       MICHAEL A. MILES 2,3,4*              j.
 MICHAEL A. MILES
                                     60, chairman and chief executive officer of Phillip Morris Companies Inc. from
                                     1991-1994. Director, The Allstate
                                     Corporation; Dell Computer Corporation,
                                     Interpublic Group of Companies, Morgan
                                     Stanley, Dean Witter, Discover & Co. and
                                     Time Warner Inc. Sears director since
                                     1992.

      k [PHOTO]                      W. JAMES FARRELL 1,2                 k.
 W. JAMES FARRELL
                                     57, chairman and chief executive officer of Illinois Tool Works Inc. since 1996;
                                     chief executive officer, 1995; executive vice president 1983-1994. Director, The
                                     Allstate Corporation and The Quaker Oats
                                     Company. Sears director since 1999.


     1. Audit Committee
     2. Compensation Committee
     3. Executive Committee
     4. Nominating Committee
     *  Chairman of Committee



COMPANY INFORMATION

HEADQUARTERS                                 FINANCIAL/SHAREH0LDER                          The following trademarks and service
Sears, Roebuck and Co.                       INFORMATION                                    marks appearing in this 1999 Annual
3333 Beverly Road                            You may call Sears toll-free at                Report are the property of Sears,
Hoffman Estates, Illinois 60179              1-800-SEARS-80 (1-800-732-7780)                Roebuck and Co.:
847-286-2500                                 for any of the following:
                                                                                            1-800-4MY-HOME(SM)
ANNUAL MEETING                               TRANSFER AGENT/SHAREHOLDER RECORDS             Apostrophe(R)
The Annual Meeting of Shareholders           For information or assistance regarding        Canyon River Blues(R)
of Sears, Roebuck and Co. will be held       individual stock records, investment           Circle of Beauty(R)
at the company's headquarters at             plan accounts, dividend checks or stock        Craftsman(R)
3333 Beverly Road, Hoffman Estates,          certificates, please call the toll-free        Crossroads(TM)
Illinois, on May 11, 2000 at 10:00 a.m.      number above, or write our registrar:          Diehard(R)
                                             Sears, Roebuck and Co.                         Fieldmaster(R)
INVESTOR INFORMATION                         c/o First Chicago Trust Co. of New York        Kenmore(R)
Financial analysts and investment            a division of EquiServe                        Kenmore Elite (TM)
professionals should direct inquiries to:    P.O. Box 2552                                  KidVantage(R)
Investor Relations 847-286-7385.             Jersey City, New Jersey 07303-2552             NTB National Tire & Battery(R)
                                                                                            Orchard Supply & Hardware(SM)
SEARS DIRECT PURCHASE                        First Chicago Web site:                        Pulse (TM)
STOCK PLAN INFORMATION                       http://www.equiserve.com                       Sears(R)
Prospective shareholders, and                e-mail address:                                Sears Auto Centers(SM)
shareholders whose shares are held           equiserve@equiserve.com                        Sears Canada(SM)
by a broker or bank, should call             TDD for hearing impaired:                      Sears Card(SM)
1-888-SEARS-88 (1-888-732-7788).             201-222-4955                                   Sears Hardware(SM)
                                                                                            Sears Premier Card(SM)
OTHER INFORMATION                            Please use the following address               Sears.com(SM)
Written requests for information should      for items sent by courier:                     TKS Basics(R)
be addressed to: Public Relations and        First Chicago Trust Co. of New York            The Good Life at
Communications /Government Affairs           a division of EquiServe                           a Great Price. Guaranteed.(SM)
Sears, Roebuck and Co., 3333 Beverly         14 Wall Street                                 The Great Indoors(R)
Road, Hoffman Estates, Illinois 60179.       Mail Suite 4505-8th Floor                      Tool Territory(SM)
                                             New York, New York 10005                       WeatherBeater(R)

CUSTOMER RELATIONS
847-286-5188                                 MOST RECENT STOCK PRICE INFORMATION
                                             FREE COPIES OF THE COMPANY'S
HOME PAGE                                    FINANCIAL REPORTS
www.sears.com                                Sears, Roebuck and Co.
                                             1999 Annual Report and
(C) Sears, Roebuck and Co. 2000              interim financial information.

[Printed on recycled paper logo]             Audiocassette tape of the 1999
                                             Annual Report, for the visually impaired.

                                             Form 10-K Annual Report filed with the
                                             Securities and Exchange Commission.

