Form 10-K, Exhibit 13
period 2000-12-30
SEARS ROEBUCK & CO
filed 2001-03-21
CIK 319256

Exhibit 13

SEARS 2000 ANNUAL REPORT 17
Management's Discussion and Analysis

Sears, Roebuck and Co. and its consolidated subsidiaries ("the Company") is a multi-line retailer providing a wide array of merchandise and services in the United States, Puerto Rico and Canada. As of December 30, 2000, operating results for the Company were reported for four domestic segments and one international segment. The domestic segments include the Company's operations in the United States and Puerto Rico.

The Company's segments are defined as follows:

Retail - consisting of:

Full-line Stores - 863 Full-line Stores, averaging 88,000 selling square feet, located primarily in the best malls in the nation and offering:

- Softlines - A complete selection of fashionable, quality apparel and accessories for the whole family, plus cosmetics, fine jewelry and home fashions, at value prices; includes leading national brands as well as exclusive Sears brands such as Canyon River Blues, Fieldmaster, Crossroads, Apostrophe, TKS Basics and Circle of Beauty.

- Hardlines - A full assortment of appliances, electronics and home improvement products including fitness and lawn and garden equipment; includes major national brands as well as exclusive Sears brands such as Kenmore, Craftsman, WeatherBeater and DieHard.

Specialty Stores - More than 2,100 Specialty Stores, located primarily in free-standing, off-the-mall locations or high-traffic neighborhood shopping centers.

- Hardware Stores - 274 neighborhood Hardware Stores under the Sears Hardware and Orchard Supply Hardware names, averaging 20,000 to 40,000 selling square feet, that carry Craftsman tools, a wide assortment of national brands and other home improvement products.

- Dealer Stores - 790 independently-owned stores, primarily located in smaller communities and averaging 5,000 selling square feet, that offer appliances, electronics, lawn and garden merchandise, hardware and automobile batteries and carry exclusive Sears brands such as Craftsman, Kenmore and DieHard.

- Commercial Sales - Showrooms dedicated to appliance and home improvement products for commercial customers.

- The Great Indoors - Four stores for home decorating and remodeling, averaging 100,000 selling square feet, dedicated to the four main rooms of the house: kitchen, bedroom, bathroom and great room.

- Automotive Stores - 822 Sears Auto Centers and 229 NTB National Tire & Battery stores that offer tires, DieHard and other brands of batteries and related services. Automotive Stores also included the Parts Group, which sold automotive parts through Parts America and Western Auto stores until November 2, 1998, when the Company sold the Parts Group.

- Outlet Stores - 34 stores averaging 30,000 selling square feet that offer appliances, electronics and lawn and garden merchandise.

- Homelife Furniture Stores - included in 1998 and 1999 until January 30, 1999, when the Company sold Homelife.

Services - consisting of:

Home Services - A broad range of services including service contracts, product installation and repair services primarily for products sold in the Company's retail outlets, major home improvements and other home services such as pest control and carpet cleaning.

Direct Response - Direct marketing of goods and services such as insurance (credit protection, life and health), clubs and services memberships, merchandise through specialty catalogs and impulse and continuity merchandise.

Credit - Manages the Company's portfolio of credit card receivables arising primarily from purchases of merchandise and services from the Company's domestic operations. The domestic credit card receivables portfolio consists primarily of Sears Card, SearsCharge Plus and Sears Gold MasterCard account balances.

Corporate - Includes activities that are of an overall holding company nature, primarily consisting of administrative activities, and the Sears Online investment initiatives related to selling merchandise via Company web sites, the costs of which are not allocated to the Company's businesses.

International - International operations are conducted in Canada through Sears Canada Inc. ("Sears Canada"), a 54.5% owned subsidiary. Sears Canada offers a diverse array of shopping options, with 125 Full-line Stores and 176 Specialty Stores, a general merchandise catalog, credit services and a broad range of home-related services.

Throughout management's analysis of consolidated operations and financial condition, certain prior year information has been reclassified to conform to the current year presentation and all references to earnings per share relate to diluted earnings per common share.

In 2000, in response to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, the Company changed its method of recording licensed business revenue to include only net commission income from licensees. The Company's licensees include third-party concessions primarily operated in domestic and Canadian Full-line Stores, as well as licensees of home improvement products, which are included in the Services segment. Changing the method of recording licensed business revenues reduced reported revenues by $1.52, $1.59 and $1.62 billion in 2000, 1999 and 1998, respectively, and had no effect on net income or earnings per share.

Management's Discussion and Analysis

RESULTS OF OPERATIONS

                                              Net Income           Earnings per Share ---------------------------------------------------------------------------------------------
millions, except per share                  2000     1999     1998     2000     1999     1998
---------------------------------------------------------------------------------------------
Excluding noncomparable items             $1,540   $1,482   $1,300   $ 4.45   $ 3.89   $ 3.32
Store closings/staff reductions              (99)     (29)     --     (0.29)   (0.08)     --
Sears Termite and Pest Control impairment    (98)     --       --     (0.28)     --        --
Sales of Western Auto and Homelife            --      --      (264)     --        --     (0.67)
Loss on debt extinguishment                   --      --       (24)      --       --     (0.06)
SFAS No. 125 accounting                       --      --         36      --       --      0.09
----------------------------------------------------------------------------------------------
As reported $1,343 $1,453 $1,048 $ 3.88 $ 3.81 $ 2.68
----------------------------------------------------------------------------------------------

Earnings per share for 2000 were $3.88 compared with $3.81 in 1999 and $2.68in 1998. Net income was $1.34 billion in 2000, $1.45 billion in 1999 and $1.05 billion in 1998. Results of operations for 2000, 1999 and 1998 were affected by noncomparable items. The effects of noncomparable items on net income and earnings per share are summarized in the above table.

Description of Noncomparable Items

In December 2000, the Company announced the planned closure of 89 under-performing stores consisting of 53 NTB, 30 Hardware and four Full-line Stores (two include Sears Auto Centers) resulting in a $150 million pretax charge ($99 million after-tax).

In December 2000, the Company also recorded an impairment charge of $115 million pretax ($98 million after-tax) for Sears Termite and Pest Control based on ongoing and anticipated future losses and management's decision to evaluate strategic options for this business.

In the third quarter of 1999, the Company implemented certain cost reduction strategies resulting in a $46 million pretax charge ($29 million after-tax). Of the $46 million charge, $25 million related to the closing of 33 automotive stores and $21 million related to severance costs for headquarters staff reductions of approximately 450 employees.

On November 18, 1998, the Company entered into an agreement to sell its Homelife furniture business for $100 million in cash, a $10 million note receivable and a 19% ownership interest in the new Homelife business. The Company recorded a loss of $33 million ($21 million after-tax) in the fourth quarter of 1998 related to this transaction. The sale was completed on January 30, 1999.

On November 2, 1998, the Company completed an Agreement and Plan of Merger of Western Auto, a wholly owned subsidiary, with Advance Auto Parts whereby Sears exchanged its interest in Western Auto for $175 million in cash and approximately 40% equity ownership interest in the resulting combined company. Based upon the terms of the sale, the Company recorded a pretax loss of $319 million ($243 million after-tax) in 1998.

On October 2, 1998, the Company prepaid debt with a face value of $300 million, which was due in May 2000. The transaction generated an extraordinary loss of $37 million ($24 million after-tax). The loss resulted primarily from the write-off of the related unamortized discount.

The implementation of Statement of Financial Accounting Standards ("SFAS") No. 125 in 1997 resulted in incremental operating income of $58 million in 1998 ($36 million after-tax) from receivable securitizations. SFAS 125 income arising after 1998 is not included in noncomparable items.

Analysis of Consolidated Results Excluding Noncomparable Items

Excluding noncomparable items, earnings per share were $4.45 in 2000, $3.89 in 1999 and $3.32 in 1998. Net income in 2000, excluding noncomparable items, was $1.54 billion compared with $1.48 billion in 1999 and $1.30 billion in 1998.

Excluding noncomparable items, 2000 earnings per share increased 14.4% over 1999 while net income increased by 3.9%. The increases reflect higher operating income in the Credit segment and a lower effective tax rate and, with respect to earnings per share, a reduction of shares outstanding. These improvements were partially offset by declines in International, Retail and Services segment results, as well as higher Corporate expenses primarily related to investments in Sears Online.

In 1999, earnings per share and net income excluding noncomparable items increased by 17.2% and 14.0%, respectively, over comparable 1998 results. The improvements resulted from better performance in the Retail, Credit and International segments and a reduction of shares outstanding, partially offset by a decline in Services results and higher Corporate expenses including investments in Sears Online.

SEARS 2000 ANNUAL REPORT 19
Management's Discussion and Analysis

Operating Income by Reportable Segment

                                As Reported Excluding              Noncomparable Items

----------------------------------------------------------------------------------------
millions                        2000     1999    1998             2000     1999     1998 ----------------------------------------------------------------------------------------
Retail                         $ 689    $ 841   $ 382            $ 839    $ 866    $ 734
Services                         208      329     375             323      329      375
Credit                         1,522    1,347   1,144            1,522    1,347    1,086
Corporate                       (354)    (322)   (211)            (354)    (301)    (211) ----------------------------------------------------------------------------------------
   Domestic operating
   income                      2,065    2,195    1,690           2,330    2,241    1,984 ----------------------------------------------------------------------------------------
International                    122      218      165             122      218      165 ----------------------------------------------------------------------------------------
Total operating income        $2,187   $2,413   $1,855         $2,452   $2,459   $2,149 ---- ------------------------------------------------------------------------------------

To provide a more meaningful comparison between years, the following discussion of Segment performance generally excludes the effects of previously described noncomparable items. Segment operating income as reported and excluding noncomparable items is summarized in the above table.

Retail

Retail store revenues, operating income excluding noncomparable items, and related information are as follows:

millions, except number
of stores and Retail store
revenues per selling square foot     2000       1999       1998
----------------------------------------------------------------
Full-line Stores revenues         $23,444    $22,797    $22,238
Specialty Stores revenues           6,299      5,909      7,221 ------------------------------------------- ---------------------
Total Retail revenues             $29,743    $28,706    $29,459 ----------------------------------------------------------------
Operating income excluding
noncomparable items                 $ 839      $ 866      $ 734 ------------- ---------------------------------------------------
Number of Full-line Stores(1)         863        858        845
Number of Specialty Stores(1)       2,158      2,153      2,198 ----------------------------------------------------------------
Total Retail stores                 3,021      3,011      3,043 ------------- ---------------------------------------------------
Retail store revenues
per selling square foot(2)          $ 333      $ 327      $ 319

Comparable store sales
percentage increase(2)                2.3%       1.7%        1.1%
--------------------------------------------------------------

(1) In December 2000, the Company announced the planned closure of 89 stores. As of year-end 2000, 53 NTB stores and two Hardware Stores had been closed and are excluded from the year-end store count. The remaining 34 stores will be closed in 2001 and are included in the year-end store count.

(2) Includes net commissions earned from licensed businesses operating within the Retail stores.

2000 Compared with 1999

In 2000, total retail revenues increased 3.6% to $29.74 billion and comparable store sales increased by 2.3%. Excluding the sold Homelife business, total retail revenues increased 3.8% in 2000.

Full-line Stores revenues increased 2.8% to $23.44 billion in 2000, benefiting from comparable store sales growth as well as the net addition of five Full-line Stores as 11 stores were opened and six were closed. The Full-line Stores comparable store sales increase was led by solid revenue performance in hardlines merchandise. Hardlines revenue increases in home appliances, home electronics and home improvement were partially offset by a decline in home office merchandise sales. In Softlines, sales increases in footwear, fine jewelry, home fashions and cosmetics and fragrances were offset by declines in children's and men's apparel and floor coverings, while sales of women's apparel were essentially flat with 1999.

Specialty Store revenues increased 6.6% to $6.30 billion in 2000. Excluding the sold Homelife business, Specialty Store revenues increased 7.5% in 2000. The increases reflect comparable store sales growth as well as new store openings. Dealer Stores revenue increases in 2000 resulted from the net addition of 52 Dealer Stores and strong comparable store sales increases. Automotive also achieved strong revenue growth as Sears Auto Centers benefited from strong comparable store sales growth and the net addition of six new stores and 18 NTB and Tire America stores which were converted to Sears Auto Centers. The Sears Auto Centers' revenue increase was partially offset by declines in NTB due to store closures and a decline in comparable store sales. The Company closed 53 NTB stores in December 2000 and operated 229 NTB stores as of year-end 2000. The Great Indoors benefited from strong revenue growth due to the addition of two new stores as well as double digit comparable store sales increases. Hardware Stores revenue gains were due primarily to the addition of seven net new Hardware Stores while comparable store sales increased slightly. In the fourth quarter, the Company announced the planned closure of 30 Hardware Stores.

Retail gross margin as a percentage of Retail revenues declined 50 basis points in 2000 compared with 1999. The decrease in the gross margin rate partially reflects a lower LIFO credit. In 2000, the LIFO credit was $29 million whereas the LIFO credit was $73 million in 1999. Excluding the LIFO credit, the gross margin rate declined 30 basis points primarily reflecting increased markdown activity in 2000.

Management's Discussion and Analysis

Retail selling and administrative expense as a percentage of Retail revenues improved 10 basis points in 2000 from 1999 primarily driven by lower marketing expenses and the Company's ongoing focus on expense productivity. Selling and administrative expense leverage was unfavorably affected in 2000 by lower than expected December sales.

Retail depreciation and amortization expense decreased 1.4% in 2000 from 1999. The slight decrease in 2000 reflects less capital spending in the Full-line Stores in 2000.

Retail operating income excluding noncomparable items was $839 million in 2000, $27 million lower than 1999 as lower gross margin rates more than offset higher sales volumes and favorable expense leverage.

1999 Compared with 1998

Retail revenues decreased 2.6% in 1999 to $28.71 billion from $29.46 billion in 1998. Excluding the exited Western Auto and Homelife businesses, retail revenues increased 3.0% in 1999.

Full-line Stores revenues increased 2.5% in 1999, benefiting from the net addition of 13 Full-line Stores as 19 stores were opened and six were closed. The Full-line Stores increase was led by solid revenue performance in hardlines merchandise as comparable store sales increased in 1999. Hardlines revenue increases in home appliances, electronics and home improvement were partially offset by a decline in home office merchandise sales. Softlines revenue increases in home fashions, fine jewelry, cosmetics and fragrances and children's apparel were mostly offset by results in women's and men's apparel and footwear.

Specialty Store revenues decreased to $5.91 billion in 1999 from $7.22 billion in 1998 due primarily to the sale of Western Auto and Homelife. Excluding the exited businesses, specialty retail revenues increased 4.8% in 1999. The strong revenue performance in Hardware and Dealer Stores was partially offset by a decline in Automotive Stores revenues. The revenue increases in Hardware and Dealer Stores in 1999 resulted from new store openings and strong comparable store sales increases. During 1999, the Company added two net new Hardware Stores and 85 net new Dealer Stores. The Commercial Sales business and The Great Indoors also produced revenue gains as the Company continued to expand these businesses. The Automotive Stores 1999 revenues were below management's expectations and declined from 1998 levels. Comparable store sales for Automotive Stores decreased and the Company closed 33 NTB stores in the third quarter of 1999.

Retail gross margin as a percentage of Retail revenues improved slightly in 1999 compared with 1998. The LIFO credit was $73 million in 1999 compared with $34 million in 1998. Excluding the LIFO credit, the 1999 gross margin rate was essentially flat compared to 1998.

Retail selling and administrative expense as a percentage of Retail revenues improved 40 basis points in 1999 from 1998. The improvement was primarily driven by lower marketing expenses and improvements related to the exit of the Western Auto and Homelife businesses which had higher cost structures.

Retail depreciation and amortization expense decreased 1.8% in 1999 compared with 1998. The slight decrease in 1999 reflects the absence of depreciation and amortization from the exited businesses of Homelife and Western Auto.

Retail operating income excluding noncomparable items was $866 million in 1999, $132 million higher than 1998, primarily reflecting selling and administrative expense productivity and a favorable LIFO credit.

Services

Services revenues and operating income excluding noncomparable items are as follows:

millions                                       2000     1999     1998
--------------------------------------------------------------------
Services revenues                           $2,798   $2,799   $2,695 --------------------------------------------------------------------
Operating income excluding
noncomparable items                          $ 323    $ 329    $ 375 --------------------------------------------------------------------

2000 Compared with 1999

Services revenues, which are generated by the Home Services and Direct Response businesses, were flat in 2000 compared with 1999. Home Services revenues were down 0.2% as increases in home improvement services were offset by a decline in repair services. Within home improvement services, significantly lower revenues from Sears Termite and Pest Control were more than offset by strong increases in other businesses. The slight decline in Home Services revenues was mostly offset by a 0.8% increase in Direct Response revenues in 2000. Direct Response revenues increased from 1999 with higher insurance revenues being partially offset by lower clubs and services revenues, while merchandise revenues were relatively flat with 1999.

In 2000, Services gross margin as a percentage of Services revenues was 10 basis points lower than 1999. Home Services gross margin rate improved by 80 basis points primarily due to higher margins on repair services somewhat offset by unfavorable performance by Sears Termite and Pest Control. Direct Response's gross margin rate was 70 basis points lower than 1999 mostly because of inventory losses.

Services selling and administrative expense as a percentage of Services revenues was unchanged from 1999. In Home Services, selling and administrative expense productivity improved in the home improvement businesses and was essentially flat in repair services. Direct Response selling and administrative expenses as a percent of revenues increased by 710 basis points due to higher marketing costs primarily for insurance products and certain clubs and services.

Services depreciation and amortization expense increased by 7.0% in 2000 primarily due to fixed asset additions in the Home Services business.

SEARS 2000 ANNUAL REPORT 21
Management's Discussion and Analysis

Services operating income in 2000 excluding noncomparable items was $323 million, a $6 million decline versus 1999. Home Services operating income improved due to strong performance in repair services offset by declines in home improvement services mainly because of operating losses at Sears Termite and Pest Control. Direct Response operating income declined.

1999 Compared with 1998

Services revenues improved 3.9% in 1999 over 1998. Home Services revenues were up 4.2% primarily due to the acquisition of a home improvement business in early 1999. Direct Response revenues increased 1.9% in 1999 from 1998 as the clubs and services business improved while insurance and other merchandise revenues were relatively flat.

Services gross margin as a percentage of Services revenues decreased by 230 basis points in 1999 from 1998. The gross margin rate was relatively flat in the Direct Response business and declined by 250 basis points in Home Services largely due to lower home improvement margins and an unfavorable revenue mix. In addition, the exit of a Home Services licensed business relationship adversely affected the 1999 Services gross margin rate by approximately 70 basis points.

Services selling and administrative expense as a percentage of Services revenues improved by 50 basis points in 1999 from 1998. Home Services drove the year-over-year improvement largely due to improved sales leverage. Direct Response selling and administrative costs increased primarily due to higher payroll and marketing costs.

Services depreciation and amortization expense increased 16.3% in 1999 compared with 1998. These increases reflect both infrastructure investments and acquisitions.

Services operating income excluding noncomparable items was $329 million in 1999, a decrease of $46 million from 1998. The decrease reflects lower operating income for both Home Services and Direct Response. The majority of the decrease came from the home improvement division of the Home Services business. Direct Response continued to provide a significant portion of the operating income for the Services segment in 1999.

Credit

Domestic Credit revenues and operating income excluding noncomparable items are as follows:

millions                                           2000     1999     1998
------------------------------------------------------------------------
Credit revenues                                 $4,114    $4,085   $4,369 ------------------------------------------------------------------------
Operating income excluding
noncomparable items                             $1,522   $1,347    $1,086 ------------------------------------------------------------------------

Credit operating income excluding noncomparable items increased by $175 million in 2000 primarily reflecting lower operating expenses, favorable charge-off experience and higher income from securitizations. The domestic provision for uncollectible accounts was flat from 1999 to 2000, as lower charge-offs in 2000 were largely offset by $217 million of reductions to the allowance for uncollectible accounts during 1999.

Operating income excluding noncomparable items was $1.35 billion in 1999, an increase of $261 million over the 1998 level. Although credit revenue decreased during 1999, operating income favorability resulted from a lower provision for uncollectible accounts as the quality of the portfolio improved due to improved risk management techniques and investments made in the collection process. The lower provision expense was driven by lower charge-offs, as well as the reduction in the allowance for uncollectible accounts. Increases in SG&A were more than offset by lower interest expense.

In 2000, Credit revenues increased 0.7% to $4.11 billion. The increase in Credit revenues was primarily due to higher securitization income. Lower levels of average owned credit card receivables and lower average retained interest assets in 2000 more than offset a 10 basis point improvement in managed portfolio yields. In 1999, Credit revenues decreased 6.5% to $4.09 billion. The decrease in Credit revenues was attributable to a lower level of average owned credit card receivables and lower retained interest assets.

A summary of Credit information for the domestic managed portfolio is as follows:

                                                         2000      1999      1998
--------------------------------------------------------------------------------
Sears credit cards as a % of sales(1)                   47.4%     48.5%     52.3%
Average account balance
as of year-end (dollars)                             $ 1,113   $ 1,121   $ 1,076
Average managed credit card
receivables (millions)                               $25,830   $26,595   $27,922
Ending managed credit card
receivables (millions)                               $27,001   $26,785   $28,357 --------------------------------------------------------------------------------
(1) 1999 and 1998 Sears credit cards shares have been restated to conform with the current year calculation which excludes Homelife sales and now includes The Great Indoors sales and Sears Online sales.

The percentage of merchandise sales and services transacted with Sears credit cards in 2000 declined to 47.4% from 48.5% in 1999, due to a greater preference for other payment methods, including cash, check and third-party credit cards. The payment rate during 2000 was also higher than in the comparable prior year periods, contributing to the decrease in average managed receivables. The launch of the new Sears Gold MasterCard product in 2000, offered at promotional introductory rates, partially offset the declining trend in average balances.

Credit selling and administrative expense declined 17.0% in 2000 from 1999 levels. Reductions in marketing, legal and collection expenses contributed to the year-over-year improvement in selling and administrative expense in 2000. Credit selling and administrative expense increased 9.0% in 1999 from the 1998 amount. This increase was primarily attributable to increased investment in credit collection

Management's Discussion and Analysis

efforts, enhanced risk management systems, the new credit system ("TSYS") conversion costs and the launch of the Sears Premier Program.

The domestic allowance for uncollectible owned accounts and related information is as follows:

millions                                             2000     1999     1998
--------------------------------------------------------------------------
Balance, beginning of year                         $ 725    $ 942  $ 1,077
Provision for uncollectible
owned accounts                                        836      837    1,261
Net charge-offs                                      (801)  (1,054)  (1,290)
Transfer to Securitization
Master Trust                                         (111)     --      (106)
--------------------------------------------------------------------------
Balance, end of year                               $ 649     $ 725    $ 942
--------------------------------------------------------------------------
Allowance as percent of ending
owned credit card receivables                        4.03%   4.26%    5.44%
Net credit charge-offs to average
managed credit card receivables(1)                   5.12%   6.44%    7.35%
Delinquency rates at year-end -
TSYS(2)                                               7.56%   7.58%    9.28%
Delinquency rates at year-end -
Proprietary System(2)                                 --       --      6.82%
---------------------------------------------------------------------------

(1) In 1998, the net credit charge-off rate included the effect of the conversion of 12% of the accounts to TSYS in the fourth quarter of 1998. The effect on the charge-off rate was not material. In 1999, 38% of the accounts were converted in March and 50% in April. Balances are generally charged off earlier under the TSYS system than under the previously used proprietary system. The net charge-off rate is affected by seasonality, periodic sales of uncollectible accounts to third parties, bankruptcy trends and other general economic trends. The following table sets forth the quarterly net credit charge-off rates for the managed portfolio for 2000, 1999 and 1998.

                                          Annual
           Q1      Q2      Q3      Q4      Rate
-----------------------------------------------
1998     8.12%   7.37%   7.20%   6.74%   7.35%
1999      7.08%   7.11%   6.39%   5.20%   6.44%
2000      5.69%   5.09%   4.97%   4.79%   5.12%
-----------------------------------------------

(2) The delinquency rate in 1998 was calculated based on the Company's proprietary credit system, under which an account was generally considered delinquent when its cumulative past due balance was three or more times the scheduled minimum monthly payment. The 1998 proprietary system delinquency rate is for the 88% of the managed accounts that had not been converted to TSYS. For the TSYS accounts, which represented 12% of the managed accounts at year-end 1998, the delinquency rate was 9.28%. For TSYS accounts, the aging methodology is based on the number of completed billing cycles during which a customer has failed to make a required payment. Under TSYS, accounts are considered delinquent when a customer has failed to make a payment in each of the last three or more billing cycles. The 2000 and 1999 year-end delinquency rates are based on the TSYS methodology.

In 2000, the domestic provision for uncollectible accounts was roughly flat with 1999. Charge-offs declined by $253 million driven by the continued improvement in the quality of the credit portfolio. As shown in the preceding tables, the rate of improvement in credit quality moderated during the year and was not as pronounced as the improvement that occurred during 1999 and 1998. This was reflected in the year-end allowance for uncollectible accounts which was 4.03% of owned receivable balances or 23 basis points lower than 1999. In 1999, the year-end allowance as a percent of on-book balances was 118 basis points lower than 1998. Also in 2000, the allowance was reduced by $111 million due to the transfer of $2.4 billion of receivables to the securitization Master Trust.

In 1999, the domestic provision for uncollectible accounts decreased $424 million to $837 million. The decrease was attributable to lower average owned credit card receivable balances and improvement in portfolio quality during the year. Delinquency rates on a TSYS basis declined to 7.58% at the end of 1999 from 9.28% at year-end 1998. In addition, the net charge-off rate for 1999 decreased to 6.44% from 7.35% in 1998. The allowance for uncollectible accounts at year-end 1999 was $725 million, or 4.26% of on-book receivables vs. 5.44% at the prior year-end.

Interest expense from the domestic segments is included in the Credit segment discussion because the majority of the Company's domestic interest expense is allocated to the Credit segment. Generally, the domestic interest expense that is not allocated to the Credit segment is allocated to the Retail segment and is not significant relative to cost of sales, buying and occupancy, selling and administrative and depreciation and amortization expenses in the Retail segment.

Domestic interest expense is combined with the funding cost on receivables sold through securitizations to represent total funding costs. The Company uses credit card receivable securitizations as a significant funding source and therefore, for purposes of this analysis, the interest paid on securitizations is considered a funding cost. Total domestic funding costs are as follows:

millions                              2000     1999     1998
------------------------------------------------------------
Domestic segments
    interest expense(1)             $1,135   $1,168   $1,318
Domestic funding cost of
    securitized receivables            440      419      433
------------------------------------------------------------
Total domestic funding costs        $1,575   $1,587   $1,751
------------------------------------------------------------

(1) Credit segment interest expense was $1,101, $1,116 and $1,244 for 2000, 1999 and 1998, respectively.

SEARS 2000 ANNUAL REPORT 23
Management's Discussion and Analysis

Total domestic funding costs decreased 0.8% in 2000 to $1.58 billion. The slight decrease in funding costs resulted from a lower level of average managed credit card receivable balances mostly offset by a higher funding rate environment. Total domestic funding costs decreased 9.4% in 1999 to $1.59 billion. The decrease in funding costs reflected the lower level of average managed credit card receivable balances and a lower funding rate environment.

Corporate

Corporate expenses of $354 million in 2000 increased by $32 million over 1999. The increase primarily reflected higher investments in online initiatives and one-time expenses related to senior management changes. These increases were partially offset by $21 million of 1999 special charges, decreased spending in 2000 on information systems and lower spending in 2000 across other corporate areas.

Corporate expenses increased $111 million in 1999 compared to 1998. The increase was primarily attributable to investment spending for Sears Online and $21 million of restructuring charges related to staff reductions in the third quarter of 1999. In addition, increased spending on information systems and higher performance-based incentive costs drove Corporate expenses higher in 1999.

International

International revenues and operating income are as follows:

millions                           2000     1999      1998
---------------------------------------------------------
Merchandise sales and services   $4,007   $3,636   $3,181
Credit revenues                     275      258      249
---------------------------------------------------------
Total revenues                   $4,282   $3,894   $3,430
---------------------------------------------------------
Operating income                  $ 122    $ 218    $ 165

2000 Compared with 1999

Total International revenues were $4.28 billion in 2000, a 10.0% increase over 1999. Sears Canada's total merchandise sales increased by 10.2% while same store sales increased by 5.0%. Full-line, Specialty and Catalog formats all posted sales gains. In 2000, 17 new Full-line Stores were opened primarily representing stores acquired from T. Eaton Company Limited ("Eaton's") on December 30, 1999. Seven of these stores were reopened under the Eaton's banner while the remainder were reopened as Sears stores. Sears Canada also opened 29 specialty off-the-mall stores in 2000. Sears Canada's Full-line Store selling square feet increased by 30% in 2000.

The International gross margin rate declined by 190 basis points in 2000 reflecting increased markdown activity as well as higher expenses associated with the re-launch of the Eaton's chain and conversion of certain Eaton's stores to Sears banner stores.

International selling and administrative expense as a percentage of sales was 100 basis points higher than 1999, primarily driven by higher payroll and store opening costs.

International depreciation and amortization declined by 21.1% benefiting from amortization of negative goodwill arising from the Eaton's acquisition. Interest expense increased by 13.0%. The provision for uncollectible accounts increased by $15 million due to higher charge-offs.

International operating income declined by $96 million or 44.0% mainly because costs associated with integrating and reopening stores acquired from Eaton's outpaced the partial year revenue benefits.

1999 Compared with 1998

International revenues were $3.89 billion in 1999, a 13.5% increase from revenues of $3.43 billion in 1998. International revenues increased as Sears Canada experienced favorable results across all formats including Full-line Stores, Dealer Stores, Furniture Stores, Catalog and Credit. Comparable store sales were strong throughout the year.

International gross margin as a percentage of International merchandise sales and services increased 20 basis points in 1999 from 1998 primarily due to a sharper focus on the management of the cost of goods sold.

International selling and administrative expense as a percentage of total revenues improved 80 basis points in 1999 compared with 1998 as payroll, benefits and other related costs kept pace with the higher sales levels.

International operating income improved $53 million in 1999 compared with 1998. The improvement is due to revenue growth resulting from the aggressive growth strategy in the furniture and dealer store networks and renovations of Full-line Stores.

On December 30, 1999, Sears Canada acquired Eaton's for $66 million. The acquisition included trademarks, leases on 16 stores and certain tax net operating loss carryforwards.

OTHER INCOME

Consolidated other income consists of:

millions                                    2000      1999      1998
--------------------------------------------------------------------
Gain on sales of property
and investments                             $ 19      $ 10      $ 20
Equity income in unconsolidated
companies                                      17        (4)        5
Miscellaneous                                 --         --         3
--------------------------------------------------------------------
Total                                        $ 36       $ 6      $ 28
--------------------------------------------------------------------

INCOME TAX EXPENSE

Consolidated income tax expense as a percentage of pretax income was 37.4% in both 2000 and 1999. The 2000 consolidated tax expense includes an unusually low tax benefit on special charges and impairments due to the write-down of non-tax deductible goodwill. Excluding special charges and impairments, the 2000 consolidated effective tax rate would have been 36.1% or 130 basis points lower than the 1999 tax rate. The decrease from 1999 is primarily due to

Management's Discussion and Analysis

a reduction in the effective tax rate on Canadian income caused by non-taxable negative goodwill related to the Eaton's acquisition.

The effective tax rate of 37.4% in 1999 compared with an effective tax rate of 40.7% in 1998. The decrease in the effective tax rate in 1999 from 1998 is a result of the unusually high effective rate in 1998 caused by certain non-tax deductible expenses related to the sale of Western Auto. Excluding the effect of the Western Auto sale, the Company's consolidated effective tax rate would have been 38.2% in 1998.

MARKET RISK

The Company's outstanding debt securities and off-balance sheet derivatives are subject to repricing risk. The Company's policy is to manage interest rate risk through the strategic use of fixed and variable rate debt and interest rate derivatives. All debt securities and off-balance sheet derivatives are considered non-trading. At year-end 2000 and 1999, 33% and 23%, respectively, of the funding portfolio was variable rate (including current maturities of fixed rate long-term debt that will reprice in the next 12 months and the effect of off-balance sheet derivative financial instruments, such as interest rate swaps). Based on the Company's funding portfolio as of year-end 2000 and 1999, which totaled $25.7 billion and $24.6 billion, respectively, a 100 basis point change in interest rates would have affected annual pretax funding cost by approximately $85 million and $56 million, respectively. The calculation assumes the funding portfolio balance at year-end remains constant for an annual period and that the 100 basis point change occurs at the beginning of the annual period.

INFLATION

The moderate rate of inflation over the past three years has not had a significant effect on the Company's sales and profitability.

OUTLOOK

The Company expects the percentage growth in operating income excluding noncomparable items to be in the mid single digit range. Earnings per share should also benefit from a reduction in shares outstanding due to the Company's $1.0 billion share repurchase program of which $802 million was still available as of year-end 2000. The Company anticipates high single to low double digit earnings per share growth, excluding noncomparable items, for the full year of 2001.

As disclosed in Note 1 to the Consolidated Financial Statements, the Company will be subject to the provisions of SFAS No. 140, effective April 1, 2001. The adoption of SFAS No. 140 may alter the Company's accounting for its securitization transactions.

ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

The Company's significant financial capacity and flexibility are exemplified by the quality and liquidity of its assets and by its ability to access multiple sources of capital.

The owned credit card receivables balance of $18.0 billion excludes credit card receivables transferred to a securitization Master Trust ("Trust"). Through its subsidiary, SRFG, Inc., the Company obtains funding by selling securities backed by a portion of the receivables in the Trust. In addition to the receivables in the Trust which support securities sold to third parties, the Company transfers additional receivables to the Trust to have receivables readily available for future securitizations.

A summary of these balances at year-end is as follows:

millions                       2000         1999          1998
-------------------------------------------------------------
Domestic:
Managed credit card
receivables                $ 27,001     $ 26,785     $ 28,357
Securitized balances sold (7,834)      (6,579)      (6,626)
Retained interest in
transferred credit card
receivables(1)               (3,051)      (3,175)      (4,400)
Other customer receivables       59           37          112
-------------------------------------------------------------
Domestic owned credit card
receivables                  16,175       17,068       17,443
International owned credit
card receivables              1,828        1,725        1,503
-------------------------------------------------------------
Consolidated owned credit
card receivables           $ 18,003     $ 18,793     $ 18,946
--------------------------------------------------------------

(1) The 2000, 1999 and 1998 retained interest amounts exclude reserves of $82, $31 and $106 million, respectively, and interest only strip balances of $136, $67 and $55 million, respectively, related to the transfer of credit card receivables into the Trust.
Consolidated credit card receivable balances are geographically diversified within the United States and Canada. The Company grants retail consumer credit based on the use of proprietary and commercially available credit histories and scoring models. The Company promptly recognizes uncollectible accounts and maintains an adequate allowance for uncollectible accounts to reflect losses inherent in the owned portfolio as of the balance sheet date. There is further discussion of receivable balances in the discussion of the Credit Segment's Results of Operations.

Inventories are primarily valued on the last-in, first-out or LIFO method. Inventories would have been $566 million higher if valued on the first-in, first-out or FIFO method at December 30, 2000. Inventories on a FIFO basis totaled $6.18 billion at December 30, 2000, compared with $5.66 billion at January 1, 2000. The majority of the increase in domestic inventory levels was due to increased investments in hardlines inventories in Full-line and Specialty Stores to support revenue growth and new store openings. International inventory increases were due to the acquisition of Eaton's stores and continued revenue growth.

SEARS 2000 ANNUAL REPORT 25
Management's Discussion and Analysis

CAPITAL RESOURCES

Total net funding for the Company at December 30, 2000, was $25.69 billion compared with $24.62 billion at January 1, 2000. The $1.08 billion increase in net funding is primarily due to growth in consolidated merchandise inventory levels, higher income tax payments and an increase in domestic managed credit card receivable balances at year-end 2000 compared with year-end 1999. Year-end funding, including debt reflected on the balance sheet and investor certificates related to credit card receivables sold through securitizations, is as follows:

% of % of % of
millions                   2000   Total      1999   Total      1998   Total
---------------------------------------------------------------------------
Short-term
borrowings              $ 4,280   16.7%   $ 2,989   12.2%   $ 4,624   17.6%
Long-term debt*          13,580   52.8%    15,049   61.1%    15,045   57.2%
Securitized
balances sold             7,834   30.5%     6,579   26.7%     6,626   25.2%
---------------------------------------------------------------------------
Total funding           $25,694  100.0%   $24,617  100.0%   $26,295  100.0%
----------------------------------------------------------------------------

*Includes capitalized lease obligations.

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

The ratings of the Company's debt securities as of December 30, 2000, appear in the table below:

                                    Moody's
                                  Investors
                                   Services,    Standard
                                         Inc.   & Poor's   Fitch, Inc.
---------------------------------------------------------------------
Unsecured long-term debt                 A3          A-            A-
Unsecured commercial paper              P-2         A-2          F-2
Term securitization                     Aaa         AAA           AAA
---------------------------------------------------------------------

On June 1, 2000, Duff & Phelps Credit Rating Co. merged with Fitch IBCA, Inc. to form Fitch, Inc. and the Company's ratings were harmonized to the single set of ratings shown above.

The Company utilizes Sears Roebuck Acceptance Corp. ("SRAC"), a wholly owned subsidiary, to issue commercial paper, maintain a medium-term note program, and issue intermediate and long-term underwritten debt. SRAC commercial paper outstanding was $3.9 billion and $2.7 billion at December 30, 2000 and January 1, 2000, respectively. SRAC commercial paper is supported by $5.06 billion of syndicated credit agreements, $875 million of which expires in April 2002 and $4.19 billion of which expires in April 2003. The following securities were issued by SRAC during 2000:

- $270 million of variable rate medium-term notes, with an average term of
  1.5 years; and
- $25 million of zero coupon medium-term notes, with a yield to maturity of
  7.60% and a term of 6.0 years.

The Company, through its subsidiary SRFG, Inc., securitizes domestic credit card receivables to access intermediate-term funding in a cost effective manner. In 2000, the Company issued $2.6 billion of fixed rate and floating rate term securitizations, compared with $1.4 billion in 1999. As of December 30, 2000, there were $7.8 billion of outside investor certificates outstanding that were supported by sold domestic credit card receivables. In addition, certain of the Company's retained interests in securitized receivables were subordinated to the interests of outside investors.

CAPITAL SPENDING

The Company has an ongoing capital expenditure program to renovate and update its Full-line Stores. In addition, the Company has added more Full-line and Specialty Stores. Capital expenditures during the past three years are as follows:

millions                                      2000     1999      1998 -------------------------------------------------------------------
Full-line Stores, primarily
remodeling and
expansion efforts                          $ 428     $ 530      $ 581
Specialty Stores                             198        114       241
Other domestic -
distribution/support                         205       246        299
International                                253        143        91
--------------------------------------------------------------------
Total capital expenditures                $1,084    $1,033    $1,212 --------------------------------- -----------------------------------

The Company plans capital expenditures of $1.3 billion for 2001 on a consolidated basis. The planned increase in domestic capital spending over 2000 is largely to support The Great Indoors with approximately 10 store openings planned in 2001. The 2001 domestic capital plan also includes the opening of approximately 10 Full-line Stores, and more than 115 Specialty Stores. International capital spending is projected to decline in 2001 from 2000 spending levels. The Company may also pursue selective strategic acquisitions.

Management's Discussion and Analysis

SHARE REPURCHASES

During 2000, the Company repurchased 37.9 million common shares for $1.2 billion under share repurchase programs approved by the Board of Directors in March 1999 and August 2000. As of the end of 2000, the Company had the capacity to repurchase $802 million of shares under the $1.0 billion repurchase plan approved in August 2000.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements made in this Annual Report including the Chairman's letter are forward-looking statements made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially. The Company's forward-looking statements are based on assumptions about many important factors, including competitive conditions in the retail industry; changes in consumer confidence and spending in the United States and Canada; delinquency and charge-off trends in the credit card receivables portfolio; the successful implementation and consumer acceptance of Sears Gold MasterCard program particularly after promotional introductory interest rates expire, direct-to-customer strategy and other initiatives; the ability of the Company to develop appropriate new sites for The Great Indoors; the successful re-launch of Eaton's Stores; anticipated cash flow; general United States and Canada economic conditions, such as higher interest rates and unemployment; the effect and timing of the adoption of SFAS No. 140; and normal business uncertainty. In addition, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, which are difficult to forecast with certainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of such factors which could cause actual results to differ materially from predicted results. The Company intends the forward-looking statements in this annual report to speak only at the time of its release and does not undertake to update or revise these projections as more information becomes available.

SEARS 2000 ANNUAL REPORT 27
Consolidated Statements of Income

millions, except per common share data      2000        1999        1998
------------------------------------------------------------------------
REVENUES
Merchandise sales and services           $36,548     $35,141     $35,335
Credit revenues                            4,389       4,343       4,618
------------------------------------------------------------------------
       Total revenues                     40,937      39,484       39,953
------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales, buying and occupancy       26,899      25,627      25,794
Selling and administrative                 8,642       8,416       8,412
Provision for uncollectible accounts         884         871       1,287
Depreciation and amortization                826         848         830
Interest                                   1,248       1,268       1,423
Special charges and impairments              251          41         352
------------------------------------------------------------------------
       Total costs and expenses           38,750      37,071      38,098
------------------------------------------------------------------------
Operating income                           2,187       2,413       1,855
Other income, net                             36            6          28
------------------------------------------------------------------------
Income before income taxes,
 minority interest and extraordinary loss  2,223       2,419       1,883
Income taxes                                 831          904         766
Minority interest                             49           62          45
------------------------------------------------------------------------
Income before extraordinary loss           1,343       1,453       1,072
------------------------------------------------------------------------
Extraordinary loss on early
     extinguishment of debt, net of tax      --          --           24
------------------------------------------------------------------------
NET INCOME                               $ 1,343     $ 1,453     $ 1,048
=========================================================================
EARNINGS PER COMMON SHARE - BASIC:
     Income before extraordinary loss     $ 3.89      $ 3.83      $ 2.76
     Extraordinary loss                      --           --         0.06
------------------------------------------------------------------------
Net income                                $ 3.89       $ 3.83      $ 2.70
=========================================================================
EARNINGS PER COMMON SHARE - DILUTED:
     Income before extraordinary loss     $ 3.88      $ 3.81      $ 2.74
     Extraordinary loss                      --           --         0.06
------------------------------------------------------------------------
     Net income                           $ 3.88       $ 3.81      $ 2.68
=========================================================================

See accompanying notes.

Consolidated Balance Sheets

millions, except per share data                              2000        1999
----------------------------------------------------------------------------
ASSETS
Current assets

Cash and cash equivalents                              $ 842       $ 729
Retained iterest in transferred
   credit card receivables                             3,105       3,211
Credit card receivables                               18,003      18,793
   Less allowance for uncollectible accounts             686        760
                                                     --------   --------
   Net credit card receivables                        17,317     18,033
Other receivables                                         506        404
Merchandise inventories                                5,618       5,069
Prepaid expenses and deferred charges                    486        512
Deferred income taxes                                     920        709

----------------------------------------------------------------------------
            Total current assets                            28,794     28,667
Property and equipment
     Land                                                      408        370
     Buildings and improvements                             6,096      5,837
     Furniture, fixtures and equipment                      5,559      5,209
     Capitalized leases                                        522        496
----------------------------------------------------------------------------
         Gross property and equipment                      12,585      11,912
         Less accumulated depreciation                      5,932       5,462
----------------------------------------------------------------------------
         Total property and equipment, net                  6,653      6,450
Deferred income taxes                                          174        367
Other assets                                                 1,278      1,470
----------------------------------------------------------------------------
TOTAL ASSETS                                              $ 36,899   $ 36,954
----------------------------------------------------------------------------
LIABILITIES
Current liabilities

     Short-term borrowings                                 $ 4,280    $ 2,989
     Current portion of long-term debt
       and capitalized lease obligations                    2,560      2,165
     Accounts payable and other liabilities                 7,336      6,992
     Unearned revenues                                       1,058        971
     Other taxes                                               562        584
----------------------------------------------------------------------------
       Total current liabilities                           15,796     13,701
Long-term debt and capitalized lease obligations           11,020     12,884
Postretirement benefits                                      1,951      2,180
Minority interest and other liabilities                     1,363      1,350
----------------------------------------------------------------------------
TOTAL LIABILITIES                                           30,130     30,115
----------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

Common shares ($.75 par value per share,1,000
  shares authorized, 333.2 and 369.1 shares outstanding)      323       323
Capital in excess of par value                              3,538      3,554
Retained earnings                                            6,979     5,952
Treasury stock - at cost                                    (3,726)   (2,569)
Deferred ESOP expense                                          (96)     (134)
Accumulated other comprehensive loss                         (249)     (287)
----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                   6,769     6,839 ----------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 36,899  $ 36,954 -------------------------------------------------------- ---------------------

See accompanying notes.

SEARS 2000 ANNUAL REPORT 29
Consolidated Statement of Cash Flows

millions                                                      2000         1999         1998
-------------------------------------------------------------------------------------------
CASH FLOWS FROM
  OPERATING ACTIVITIES
Net income                                                 $ 1,343      $ 1,453      $ 1,048
Adjustments to reconcile net income to
  net cash provided by operating activities
  Depreciation, amortization and other noncash items          901          908           907
  Extraordinary loss on early extinguishment of debt           --           --            37
  Provision for uncollectible accounts                        884           871        1,287
  Restructuring, impairments and sale of businesses           265           46           352
  Gain on sales of property and investments                   (19)         (10)          (20)
  Income tax benefit on nonqualified stock options              3            8            32
  Change in (net of acquisitions):
    Deferred income taxes                                       26          356          178
    Retained interest in transferred
      credit card receivables                                  106        1,138         (973)
    Credit card receivables                                   (199)        (873)         423
    Merchandise inventories                                   (560)        (305)        (167)
    Other operating assets                                     (51)         (98)           2
    Other operating liabilities                                  3          251           88
-------------------------------------------------------------------------------------------
    Net cash provided by operating activities               2,702        3,745         3,194
-------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of businesses, net of cash acquired                (1)         (68)          (34)
Proceeds from sales of property and investments                75          118           220
Purchases of property and equipment                        (1,084)      (1,033)      (1,212)
Purchases of long-term investments                            (40)          (40)         (72)
-------------------------------------------------------------------------------------------
     Net cash used in investing activities                 (1,050)      (1,023)       (1,098)
-------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term debt                                   824        1,491        2,686
Repayments of long-term debt                               (2,277)       (1,516)      (3,375)
Increase (decrease) in short-term borrowings,
primarily 90 days or less                                    1,295       (1,653)        (576)
Repayments of ESOP note receivable                            118            57           23
Common shares purchased                                     (1,233)        (570)        (528)
Common shares issued for employee stock plans                  58           53            94
Dividends paid to shareholders                               (322)         (355)        (278)
-------------------------------------------------------------------------------------------
     Net cash used in financing activities                 (1,537)      (2,493)       (1,954)
-------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents   (2)           5           (5)
-------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                     113          234          137
-------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                   729          495          358
-------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                        $ 842       $ 729        $ 495
-------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Shareholders' Equity

Capital
                                                                in
                                             Common              Excess                             Deferred
dollars in millions                         Shares    Common    of Par     Retained    Treasury       ESOP
shares in thousands                    Outstanding     Stock     Value      Earnings       Stock    Expense
--------------------------------------------------------------  --------------------------------------------
Balance, beginning of year 1998            390,888     $ 323   $ 3,598      $ 4,158    $ (1,702)    $ (204)
------------------------------------------------------------------------------------------------------------
Net income                                                                     1,048
Other comprehensive income:
Currency translation
Minimum pension liability,
net of tax of $45

TOTAL COMPREHENSIVE INCOME

Dividends to shareholders ($0.92 per share)                                     (358)
Stock options exercised and other changes    3,263                 (15)                      141
Shares repurchased                         (10,643)                                         (528)
ESOP expense recognized                                                                                  29
-----------------------------------------------------------------------------------------------------------
Balance, end of year 1998                  383,508     $ 323   $ 3,583      $ 4,848    $ (2,089)   $ (175)
-----------------------------------------------------------------------------------------------------------
Net income                                                                     1,453
Other comprehensive income:
Currency translation
Minimum pension liability,
net of tax of $57
Unrealized gain on securities held,
net of tax of $11

TOTAL COMPREHENSIVE INCOME

Dividends to shareholders ($0.92 per share)                                    (349)
Stock options exercised and other changes  2,041                   (29)                       90
Shares repurchased                       (16,421)                                           (570)
ESOP expense recognized                                                                                    41
------------------------------------------------------------------------------------------------------------
Balance, end of year 1999                369,128     $ 323     $ 3,554     $ 5,952      $ (2,569)     $ (134)
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                    1,343
Other comprehensive income:
  Currency translation
  Minimum pension liability,
    net of tax of $36
  Unrealized gain on securities held,
    net of tax of $10

TOTAL COMPREHENSIVE INCOME

Dividends to shareholders ($0.92 per share)                                     (316)
Stock options exercised and other changes  1,963                    (16)                       76
Shares repurchased                       (37,888)                                          (1,233)
ESOP expense recognized                                                                                    38
-----------------------------------------------------------------------------------------------------------------------
Balance, end of year 2000                 333,203     $ 323     $ 3,538     $ 6,979     $ (3,726)     $ (96)
-----------------------------------------------------------------------------------------------------------------------

                                                Accumulated
                                                      Other            Total
dollars in millions                          Comprehensive    Shareholders'
shares in thousands                                   Loss           Equity
---------------------------------------------------------------------------
Balance, beginning of year 1998                     $ (311)         $ 5,862
---------------------------------------------------------------------------
Net income                                                             1,048
Other comprehensive income:
Currency translation                                    (31)             (31)
Minimum pension liability,
net of tax of $45                                       (82)             (82)

TOTAL COMPREHENSIVE INCOME                                             $ 935

Dividends to shareholders ($0.92 per share)                            (358)
Stock options exercised and other changes                               12 6
Shares repurchased                                                      (528)
ESOP expense recognized                                                   29
---------------------------------------------------------------------------
Balance, end of year 1998                           $ (424)          $ 6,066
---------------------------------------------------------------------------
Net income                                                             1,453
Other comprehensive income:
  Currency translation                                   14               14
  Minimum pension liability,
    net of tax of $57                                   104              104
  Unrealized gain on securities held,
    net of tax of $11                                    19               19

TOTAL COMPREHENSIVE INCOME                                           $ 1,590

Dividends to shareholders ($0.92 per share)                            (349)
Stock options exercised and other changes                                 61
Shares repurchased                                                      (570)
ESOP expense recognized                                                   41
---------------------------------------------------------------------------
Balance, end of year 1999                           $ (287)          $ 6,839
---------------------------------------------------------------------------
Net income                                                             1,343
Other comprehensive income:
  Currency translation                                   (7)              (7)
  Minimum pension liability,
    net of tax of $36                                    63               63
  Unrealized gain on securities held,
    net of tax of $10                                   (18)             (18)

TOTAL COMPREHENSIVE INCOME                                           $ 1,381

Dividends to shareholders ($0.92 per share)                            (316)
Stock options exercised and other changes                                 60
Shares repurchased                                                    (1,233)
ESOP expense recognized                                                   38
---------------------------------------------------------------------------
Balance, end of year 2000                           $ (249)          $ 6,769
---------------------------------------------------------------------------

See accompanying notes.

SEARS 2000 ANNUAL REPORT 31
Notes to Consolidated Financial Statements

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

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

Nature of Operations

The Company is a multi-line retailer providing a wide array of merchandise and services. The Company operates principally in the United States, Puerto Rico and Canada.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform with the current year presentation. In 2000, in response to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, the Company changed its method of recording licensed business revenue to reflect only net commission income from licensees. This change reduced reported revenues by $1.52, $1.59 and $1.62 billion in 2000, 1999 and 1998, respectively. The change did not affect net income or earnings per share.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest December 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

Fiscal year                                Ended                        Weeks
----------------------------------------------------------------------------
2000                           December 30, 2000                           52
1999                             January 1, 2000                           52
1998                             January 2, 1999                           52 -----------------------------------------------------------------------------

Revenue Recognition

Revenues from merchandise sales and services are net of estimated returns and allowances and exclude sales tax. Revenues include net commission income earned from licensees.

The Company sells extended service contracts with terms of coverage generally between 12 and 60 months. Revenues from the sale of these contracts are deferred and amortized over the lives of the contracts.

The Company direct markets insurance (credit protection, life and health), clubs and services memberships, merchandise through specialty catalogs and impulse and continuity merchandise. For insurance and clubs and services, deferred revenue is recorded when the member is billed (upon expiration of any free trial period), and revenue is recognized over the insurance or membership period. For specialty catalog, impulse and continuity merchandise, revenue is recognized when merchandise is shipped.

Advertising and Direct Response Marketing

Costs for newspaper, television, radio and other media advertising are expensed the first time the advertising occurs. The total cost of advertising charged to expense was $1.57, $1.63 and $1.67 billion in 2000, 1999 and 1998, respectively.

Certain direct response advertising and solicitation costs are capitalized. Membership acquisition and renewal costs, which primarily relate to membership solicitations, are capitalized since such direct response advertising costs result in future economic benefits. Generally such costs are amortized over the shorter of the program's life or five years, primarily in proportion to when revenues are recognized. For certain insurance products, costs are amortized over 15 years in proportion to income produced. For specialty catalogs, costs are amortized over the life of the catalog, not to exceed one year. The consolidated balance sheets include deferred direct response advertising costs of $202 and $180 million at December 30, 2000 and January 1, 2000, respectively. The current portion is included in prepaid expenses and deferred charges, the long-term portion is included in other assets.

Extended Service Contract Costs

Costs related to performing extended service contracts are expensed as incurred. Incremental costs that are directly related to the acquisition of a contract are deferred and charged to expense in proportion to the revenue recognized.

Store Preopening Expenses

Costs associated with the opening of new stores are expensed as incurred.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share also includes the dilutive effect of potential common shares (primarily dilutive stock options) outstanding during the period.

Notes to Consolidated Financial Statements

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase.

Retained Interest in Transferred Credit Card Receivables

When the Company sells receivables in securitizations of credit card receivables it retains interest-only strips, one or more subordinated tranches and servicing rights, all of which are retained interests in the securitized receivables. In addition, the Company's retained interest includes contractually required seller's interest, which supports securities sold to third parties, and excess seller's interest, which represents receivables available for future securitizations. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer based on their relative fair value at the date of transfer. The Company estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions - credit losses, yield and discount rates commensurate with the risks involved.

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

Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

The Company's current credit processing system charges off an account automatically when a customer has failed to make a required payment in each of the eight billing cycles following a missed payment. In the fourth quarter of 1998, the Company converted 12% of its managed portfolio of credit card receivables to the current credit processing system. The remaining 88% of accounts were converted to the current system in the first and second quarters of 1999. In 1998, under the Company's former proprietary credit system, uncollectible accounts were generally charged off automatically when the customer's past due balance was eight times the scheduled minimum monthly payment. Under both systems, finance charge revenue is recorded until an account is charged off, at which time uncollected finance charge revenue is recorded as a reduction of credit revenues.

The 2000 and 1999 year-end delinquency rates consider accounts to be delinquent when a customer has failed to make a payment in each of the last three or more billing cycles.

Merchandise Inventories

Approximately 86% of merchandise inventories are valued at the lower of cost

(using the last-in, first-out or "LIFO" method) or market using the retail method. To estimate the effects of inflation on inventories, the Company utilizes internally developed price indices.

The LIFO adjustment to cost of sales was a credit of $29, $73 and $34 million in 2000, 1999 and 1998, respectively. During 2000, the Company liquidated certain LIFO inventories that were carried at lower costs prevailing in prior years. This liquidation increased the LIFO credit by $3 million in 2000. No LIFO layer liquidations occurred in 1999 or 1998. If the first-in, first-out ("FIFO") method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $566 and $595 million higher at December 30, 2000, and January 1, 2000, respectively.

Merchandise inventories of International operations, operations in Puerto Rico and certain Automotive stores, which in total represent approximately 14% of merchandise inventories, are recorded at the lower of cost or market based on the FIFO method.

Depreciation and Amortization

Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally 2 to 10 years for furniture, fixtures and equipment, and 15 to 50 years for buildings and building improvements. Goodwill is amortized using the straight-line method over periods ranging from 5 to 40 years.

Long-Lived Asset Recoverability

Long-lived assets, identifiable intangibles and goodwill related to those assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Off-Balance Sheet Financial Instruments

The Company utilizes various off-balance sheet financial instruments primarily to manage the interest rate risk associated with its borrowings. The counterparties to these instruments generally are major financial institutions with credit ratings of single-A or better.

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

SEARS 2000 ANNUAL REPORT 33
Notes to Consolidated Financial Statements

Gains or losses on terminations of interest rate swaps are deferred and amortized to interest expense over the remaining life of the original swap period to the extent the related debt remains outstanding.

Financial instruments used as hedges must be effective at reducing the type of risk associated with the exposure being hedged and must be designated as hedges at inception of the hedge contract. Accordingly, changes in market values of financial instruments must be highly correlated with changes in market values of the underlying items being hedged. Any financial instrument designated but subsequently determined to be ineffective as a hedge would be marked to market and recognized in earnings immediately.

Effect of New Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific cash flow hedge accounting criteria are met, in which case the change is recognized in Other Comprehensive Income ("OCI"). Special accounting for qualifying fair value hedges allows a derivative instrument's gains and losses to offset related changes in fair value of the hedged item in the income statement, to the extent effective. To qualify for cash flow or fair value hedge accounting, SFAS No. 133 requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No.133 cannot be applied retroactively.

The Company plans to adopt SFAS No. 133 in the first quarter of 2001. As a result of this adoption, the Company expects to record an after-tax charge for the cumulative effect of a change in accounting principle to OCI of approximately $270 million in 2001. In accordance with the transition provisions of SFAS No. 133, the transition adjustment includes the effect of recording an existing cash flow hedging relationship on the balance sheet (approximately $56 million, before tax of $22 million), as well as reclassifying deferred losses from previously terminated interest rate swaps from Other Assets to OCI (approximately $389 million, before tax of $153 million). The net derivative losses will be reclassified into earnings over the next 17 years as a yield adjustment of the hedged debt obligations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The guidance in SFAS No. 140 supercedes SFAS No. 125. Under SFAS No. 125, the Company's securitization transactions are accounted for as sales of receivables. SFAS No. 140 requires additional disclosures relating to securitized financial assets, retained interests in securitized financial assets and collateral for fiscal years ending after December 15, 2000. These disclosures are included in Note 3. In addition, SFAS No. 140 establishes new conditions for a securitization to be accounted for as a sale of receivables. Specifically, SFAS No. 140 changes the requirements for an entity to be a qualifying special purpose entity and modifies under what conditions a transfer or has retained effective control over transferred assets. The updated rules for transfers of financial assets are effective for transfers occurring after March 31, 2001. Early adoption of the new rules is not allowed.

Unless the Company modifies its existing securitization structure, SFAS No.140 will result in the reinstatement of previously sold accounts receivable and the establishment of a liability for secured borrowings. The Company is evaluating alternative securitization structures and potential amendments to its current structure. Until such evaluations are complete, the Company cannot determine what impact SFAS No. 140 might have on its consolidated financial position and results of operations.

NOTE 2 - SPECIAL CHARGES AND IMPAIRMENTS

The special charges and impairments line of the income statement includes the following:

                                         2000     1999     1998
--------------------------------------------------------------
2000 store closures                    $ 136     $ --     $ --
STPC impairment                          115       --        --
1999 store closures                       --       25        --
Headquarters staff reductions             --       21       --
Western Auto disposition                  --       (5)     319
Homelife disposition                      --       --        33
--------------------------------------------------------------
                                        $ 251     $ 41    $ 352
--------------------------------------------------------------

2000 Store Closures

In December 2000, the Company announced the planned closure of 89 under-performing stores consisting of 53 NTB, 30 Hardware and four Full-line Stores (two include Sears Auto Centers). In connection with the store closings, the Company recognized a special pretax charge of $150 million in the fourth quarter related to asset impairments, goodwill impairment, lease and holding costs, inventory liquidation losses and severance costs. Of the $150 million charge, $136 million is recorded in Special Charges and Impairments and $14 million is recorded in Cost of Sales.

Notes to Consolidated Financial Statements

Asset impairments - The Company recorded a special charge of $59 million, net of estimated salvage value, for the write-down of property and equipment to fair value, less costs to sell. The impaired assets consist of land, abandoned leasehold improvements and equipment used at the stores. Estimated salvage values are based on estimates of proceeds upon sale of the affected assets.

Goodwill impairment - Certain of the closed NTB and Hardware Stores were acquired through purchase business combinations that resulted in goodwill being recognized by the Company. As part of the asset impairment review for the closed stores, the Company allocated the related goodwill to the stores on a pro rata basis using the relative fair values of the long-lived assets at the acquisition date. This resulted in a goodwill impairment charge of $17 million.

Lease and holding costs - The special charge also includes $57 million for incremental costs and contractual obligations for items such as estimated future lease obligations net of sublease income, lease termination payments and other facility exit costs incurred as a direct result of the store closures.

Inventory liquidation losses - As a result of the store closings, certain inventory was written down to its net realizable value. This resulted in a charge to cost of goods sold of $14 million.

Severance costs - Of the special charge, $3 million relates to employee termination benefits. The Company expects to eliminate approximately 2,000 positions as a direct result of the store closures.

Impairment of Investment in Sears Termite and Pest Control ("STPC")

During the fourth quarter of 2000, due to ongoing and anticipated operating losses and based on estimated future cash flows, management determined that the assets of Sears Termite and Pest Control were impaired and committed to a plan to review strategic options for this business. Accordingly, the Company recorded a $115 million charge to reflect the assets at fair value, less related costs.

Following is a summary of the activity in the reserves established for the 2000 store closures and the write-down of the investment in STPC.

                                                       Asset     Ending
                               Initial         Cash   Write-    Reserve
                               Expense    Payments     Downs    Balance
----------------------------------------------------------------------
Asset impairments                 $ 94        $ --    $ (69)      $ 2 5
Goodwill impairments                97          --      (97)         --
Lease and holding costs             57          --       --          57
Inventory liquidation losses        14          --       --         14
Severance Costs                      3          --        --          3
----------------------------------------------------------------------
$ 265 $ -- $(166) $ 99
----------------------------------------------------------------------

1999 Store Closures

During the third quarter of 1999, the Company closed 33 automotive stores in three geographic markets. In connection with the store closings, the Company recognized a special pretax charge of $25 million related to severance costs, asset impairments and lease and holding costs.

Asset impairments - The special charge includes $21 million, net of estimated salvage value, to reflect the assets at fair value, less cost to sell. The assets consist primarily of land, abandoned leasehold improvements and equipment used at the stores. Estimated salvage values are based on estimates of proceeds upon sale of the affected assets.

Severance and other costs - Of the special charge, $3 million related to employee termination benefits and $1 million related to net incremental lease costs.

Headquarters staff reductions

During the third quarter of 1999, the Company recorded a pretax charge of $21 million related to severance costs for headquarters staff reductions of approximately 450 employees. The staff reductions took place during the third quarter of 1999.

At the beginning of 2000, the Company had reserves relating to the 1999 special charges of $26 million. As of December 30, 2000 the balance of $2 million primarily represents estimated future lease obligations and estimated losses on properties held for disposal.

Western Auto Disposition

On November 2, 1998, the Company completed an Agreement and Plan of Merger of Western Auto, a wholly owned subsidiary, with Advance Auto Parts, whereby Sears exchanged its interest in Western Auto for $175 million in cash and approximately 40% equity ownership in the resulting combined company. Based on the terms of the sale, the Company recorded a pretax charge of $319 million in 1998 to reflect the Western Auto assets at fair value, less cost to sell. In the fourth quarter of 1999, certain estimates of remaining liabilities under the terms of the transaction were revised, resulting in $5 million of pretax income being recorded.

Homelife Disposition

On November 18, 1998, the Company entered into an agreement to sell its Homelife furniture business for $100 million in cash, a $10 million note receivable and a 19% equity ownership in the new Homelife business. The Company recorded a $33 million pretax charge to reflect the Homelife assets at fair value, less cost to sell. The sale was completed on January 30, 1999.

SEARS 2000 ANNUAL REPORT 35
Notes to Consolidated Financial Statements

NOTE 3 - CREDIT CARD SECURITIZATIONS

The Company utilizes credit card securitizations as a part of its overall funding strategy. Under generally accepted accounting principles, if the structure of the securitization meets certain requirements, these transactions are accounted for as sales of receivables.

Summary of Securitization Process

As part of its domestic credit card securitizations, the Company transfers credit card receivable balances to a Master Trust ("Trust") in exchange for certificates representing undivided interests in such receivables. Balances transferred from the Company's credit card portfolio to the Trust become securities upon transfer. These securities are accounted for as available-for-sale securities. The allowance for uncollectible accounts that related to the transferred receivables is amortized over the collection period to recognize income on the transferred balances on an effective yield basis. This resulted in additional revenues of $60 and $75 million in 2000 and 1999, respectively, and did not affect 1998 revenues.

The Trust securitizes balances by issuing certificates representing undivided interests in the Trust's receivables to outside investors. In each securitization transaction the Company retains certain subordinated interests that serve as a credit enhancement to outside investors and expose the Company's Trust assets to possible credit losses on receivables sold to outside investors. The investors and the Trust have no recourse against the Company beyond Trust assets.

In order to maintain the committed level of securitized assets, the Company reinvests cash collections on securitized accounts in additional balances. These additional investments result in increases to the interest-only strip and credit revenues. As of December 30, 2000, the Company's securitization transactions mature as follows:

millions
------------------------------------------
2001                                $1,046
2002                                 1,403
2003                                 2,020
2004                                 1,519
2005 and thereafter                  1,846
------------------------------------------

Retained Interest in Transferred Credit Card Receivables

The Company's retained interest in transferred credit card receivables consists of investor certificates held by the Company, interest-only strips, contractually required seller's interest and excess seller's interest in the credit card receivables in the Trust. Retained interests at year-end are as follows:

millions                                               2000           1999
-------------------------------------------------------------------------
Subordinated interests:
  Investor certificates held by the Company         $1,161          $ 960
Unsubordinated interests:
  Contractually required seller's interest             898            760
  Excess seller's interest                             992           1,455
  Interest-only strip                                   136             67
Less: Unamortized transferred allowance
  for uncollectible accounts                            82              31
-------------------------------------------------------------------------
Retained interest in transferred
  credit card receivables                           $3,105          $3,211
--------------------------------------------------------------------------

The Company intends to hold the investor certificates and contractually required seller's interest to maturity. The excess seller's interest is considered available-for-sale. Due to the revolving nature of the underlying credit card receivables, the carrying value of the Company's retained interest in transferred credit card receivables approximates fair value and is classified as a current asset.

Securitization Gains

Due to the qualified status of the Trust, the issuance of certificates to outside investors is considered a sale for which the Company recognizes a gain and an asset for the interest-only strip. The interest-only strip represents the Company's rights to future cash flows arising after the investors in the Trust have received the return for which they contracted. The Company also retains servicing responsibilities for which it receives annual servicing fees approximating 2% of the outstanding balance. The Company recognized incremental operating income from net securitization gains of $68, $11 and $58 million in 2000, 1999 and 1998, respectively.

The Company measures its interest-only strip and the related securitization gains using the present value of estimated future cash flows. This valuation technique requires the use of key economic assumptions about yield, payment rates, charge-off rates and returns to transferees. Approximately 22% of the Company's outstanding securitizations offer variable returns to investors with contractual spreads over LIBOR ranging from 16 to 53 basis points.

Notes to Consolidated Financial Statements

As of December 30, 2000, the interest-only strip was recorded at its fair value of $136 million. The following table shows the key economic assumptions used in measuring the interest-only strip and securitization gains. The table also displays the sensitivity of the current fair value of residual cash flows to immediate 100 and 200 basis point adverse changes in yield, payment rate, charge-off and discount rate assumptions:

                                          Effects of Adverse
                                               Changes
millions                 Assumptions     100 bp     200 bp
----------------------------------------------------------
Yield (annual rate)           19.85%        $36        $71
Principal payment rate
  (monthly rate)               5.26%        $20        $35
Gross charge-off rate
  (annual rate)                 7.4%        $36        $71
Residual cash flows discount
  rate (annual rate)           12.0%        $ 1        $ 2
----------------------------------------------------------

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Managed Portfolio Data

A summary of the domestic year-end securitized receivables and other domestic credit card receivables managed together with them follows:

millions                                                2000          1999
-------------------------------------------------------------------------
Securitized balances                                $ 7,834        $ 6,579
Retained interest in transferred
  credit card receivables(1)                          3,051          3,175
Owned credit card receivables                        16,175        17,068
Other customer receivables                              (59)           (37)
-------------------------------------------------------------------------
  Managed credit card receivables                  $ 27,001      $ 26,785
--------------------------------------------------------------------------
  Net Charge-offs of managed
    credit card receivables                         $ 1,323        $ 1,713
  Delinquency rates at year-end                       7.56%         7.58%
--------------------------------------------------------------------------

(1)The 2000 and 1999 retained interest amounts exclude reserves of $82 and $31 million, respectively, and interest only strip balances of $136 and $67 million, respectively, related to the transfer of credit card receivables into the Trust.

Securitization Cash Flow Data

The table below summarizes certain cash flows that the Company received from and paid to the securitization trust during 2000:

millions
------------------------------------------------------------------------------
Proceeds from new securitizations                                        $2,620
Proceeds from collections reinvested in previous securitizations         3,547
Servicing fees received                                                     200
Purchase of charged-off balances, net of recoveries                       (522)
------------------------------------------------------------------------------

NOTE 4 - BORROWINGS

Short-term borrowings consist of:

millions                                                2000          1999
-------------------------------------------------------------------------
Commercial paper $4,115 $2,824 Bank loans                95            95
Promissory note                                           70            70
-------------------------------------------------------------------------
Total short-term borrowings                          $4,280         $2,989
Weighted average interest rate at year-end              7.3%          6.0%
Weighted average interest rate at year-end,
  including effects of swaps                            7.6%           7.1%
--------------------------------------------------------------------------

At December 30, 2000, the credit facilities of the Company's financing subsidiary, Sears Roebuck Acceptance Corp ("SRAC"), totaled $5.06 billion in syndicated credit agreements. Sears Canada had credit agreements totaling $533 million. These syndicated and other credit agreements provide for loans at prevailing interest rates and mature at various dates through April 2003. The

Company pays commitment fees in connection with these credit agreements. The Company had interest rate swap agreements that established fixed rates on $1.38 billion and $1.52 billion of short-term variable rate debt at December 30, 2000 and January 1, 2000, respectively, resulting in weighted average interest rates of 6.6% and 6.7%, respectively. The weighted average maturity of agreements in effect on December 30, 2000, was approximately 15 years.

SEARS 2000 ANNUAL REPORT 37
Notes to Consolidated Financial Statements

Long-term debt is as follows:

millions                   Issue                            2000       1999
--------------------------------------------------------------------------
SEARS, ROEBUCK AND CO.
  6.25% Notes, due through 2004                           $ 300       $ 300
  9.375% Debentures, due 2011                               300        300
  6.15% to 10.0% Medium-Term Notes, due 2001 to 2021        871      1,215
SEARS ROEBUCK ACCEPTANCE CORP.
  6% to 7.50% Notes, due 2002 to 2038                     5,579      5,827
  5.53% to 7.60% Medium-Term Notes, due 2001 to 2013      4,608      5,716
SEARS DC CORP.
  8.52% to 9.26% Medium-Term Notes, due 2001 to 2012        213        213
SEARS CANADA INC.
  6.55% to 7.80% Debentures, due 2001 to 2010               350        305
SEARS CANADA RECEIVABLES TRUST
  5.34% to 9.18% Receivables Trusts, due 2001 to 2006       916        735
CAPITALIZED LEASE OBLIGATIONS                               424         417
OTHER NOTES AND MORTGAGES                                     19         21
--------------------------------------------------------------------------
Total long-term debt                                      13,580     15,049
Less current maturities                                    2,560      2,165
--------------------------------------------------------------------------
Long-term debt                                           $11,020    $12,884
--------------------------------------------------------------------------

As of December 30, 2000, long-term debt maturities for the next five years are as follows:

millions
-----------------------------------------
2001                               $2,560
2002                                1,754
2003                                2,618
2004                                  863
2005                                  479
-----------------------------------------

The Company paid interest of $1.2, $1.2 and $1.3 billion in 2000, 1999 and 1998, respectively. Interest capitalized was $4, $5 and $5 million in 2000, 1999 and 1998, respectively.

NOTE 5 - FINANCIAL INSTRUMENTS

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

Debt-related

The Company had the following off-balance sheet financial instruments related to its outstanding borrowings at the end of 2000 and 1999:

2000 1999
--------------------------------------------------------------
                   Contract or            Contract or
                      Notional       Fair    Notional      Fair
millions                Amount      Value      Amount    Value
--------------------------------------------------------------
Interest rate swap
agreements:
Pay floating rate,
receive fixed rate        $ --       $ --        $ 83     $ --
Pay fixed rate,
receive floating rate    1,382        (59)      1,517      148
Foreign currency
hedge agreements             4         (1)          9        (1)
--------------------------------------------------------------

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable-rate debt. For pay floating rate, receive fixed rate swaps, the Company paid a weighted average rate of 6.17% and received a weighted average rate of 6.87% in 2000. For pay fixed rate, receive floating rate swaps, the Company paid a weighted average rate of 6.61% and received a weighted average rate of 6.32% in 2000. The fair values of interest rate swaps are based on prices quoted from dealers. If a counter party fails to meet the terms of a swap agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life.

Maturity dates of the off-balance sheet financial instruments outstanding at December 30, 2000, are as follows:

                                                   Notional amount
------------------------------------------------------------------------------
millions                             1 year         2-5 years      Over 5 years
------------------------------------------------------------------------------
Interest rate swap agreements         $ 100             $ 67             $1,215
Foreign currency hedge agreements         4               --                 --
-------------------------------------------------------------------------------

Other

The Company had a financial guaranty of $88 million at December 30, 2000. This guaranty represents a commitment by the Company to guarantee the performance of certain municipal bonds issued in connection with the Company's headquarters building. Total payments under this guaranty were $3.1 million and $0.6 million for 2000 and 1999, respectively. This guaranty expires in 2012. No amounts were accrued in the balance sheet for any potential loss associated with this guaranty at December 30, 2000, and January 1, 2000.

Notes to Consolidated Financial Statements

NOTE 6 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company grants credit to customers throughout North America. The five states and the respective receivable balances in which the Company had the largest amount of managed credit card receivables were as follows:

                                              % of                     % of
millions                        2000      Balance         1999      Balance
--------------------------------------------------------------------------
California                    $2,846         10.5%     $2,778          10.4%
Texas                          2,113          7.8%      2,127          7.9%
Florida                        1,926          7.1%       1,943          7.3%
New York                       1,613          6.0%       1,592          5.9%
Pennsylvania                   1,351          5.0%      1,364          5.1%
---------------------------------------------------------------------------

NOTE 7- EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

millions, except per share data                   2000      1999      1998
--------------------------------------------------------------------------
Net income available to
  common shareholders(1)                         $1,343   $1,453    $1,048
--------------------------------------------------------------------------
Average common shares outstanding                 345.1    379.2     388.6
Earnings per share - basic                       $ 3.89   $ 3.83    $ 2.70
Dilutive effect of stock options                    1.2      1.8       3.1
Average common and common
  equivalent shares outstanding                   346.3    381.0      391.7
Earnings per share - diluted                     $ 3.88   $ 3.81     $ 2.68
---------------------------------------------------------------------------

(1)Income available to common shareholders is the same for purposes of calculating basic and diluted EPS.

In each period, certain options were excluded from the computation of diluted earnings per share because they would have been anti-dilutive. At December 30, 2000, January 1, 2000 and January 2, 1999, options to purchase 11.3, 11.9 and 5.2 million common shares at prices ranging from $33 to $64, $40 to $64 and $52 to $64 per share were excluded from the 2000, 1999 and 1998 calculations, respectively.

NOTE 8 - SHAREHOLDERS' EQUITY

Dividend Payments

Under terms of indentures entered into in 1981 and thereafter, the Company cannot take specified actions, including the declaration of cash dividends, that would cause its unencumbered assets, as defined, to fall below 150% of its liabilities, as defined. At December 30, 2000, approximately $4.2 billion could be paid in dividends to shareholders under the most restrictive indentures.

Share Repurchase Program

The Company repurchased shares in 2000, 1999 and 1998 under share repurchase programs approved by the Board of Directors. As of December 30, 2000, $802 million was available for future repurchases under a $1.0 billion share repurchase plan approved by the Board of Directors on August 9, 2000.

Accumulated Other Comprehensive Loss

The following table displays the components of accumulated other comprehensive loss:

                                                      2000       1999       1998
-------------------------------------------------------------------------------
Currency translation
  adjustments                                        $(118)     $(111)     $(125)
Minimum pension
  liability, net of tax                              (132)       (195)      (299)
Unrealized gain on securities
  held, net of tax                                       1         19         --
-------------------------------------------------------------------------------
Accumulated other
  comprehensive loss                                $(249)     $(287)     $(424)
--------------------------------------------------------------------------------

NOTE 9- STOCK-BASED COMPENSATION

Stock Option Plans

Options to purchase common shares of the Company have been granted to employees under various plans at prices equal to the fair market value of the shares on the dates the options were granted. Generally, options vest over a three- or four-year period and become exercisable either in equal, annual installments over the vesting period, or at the end of the vesting period. Options generally expire in 10 years.

The Company measures compensation cost under APB No. 25, and no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined using the fair value method under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

millions, except earnings per share             2000       1999       1998
--------------------------------------------------------------------------
Net income - as reported                      $1,343     $1,453     $1,048
Net income - pro forma                         1,300      1,414       1,023
Earnings per share - basic
  As reported                                   3.89       3.83       2.70
  Pro forma                                      3.77       3.73       2.63
Earnings per share - diluted
  As reported                                   3.88       3.81       2.68
  Pro forma                                      3.75       3.71       2.61
--------------------------------------------------------------------------

SEARS 2000 ANNUAL REPORT 39
Notes to Consolidated Financial Statements

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below:

                                                       2000      1999      1998
------------------------------------------------------------------------------
Dividend yield                                         1.60%     2.16%     1.81%
Expected volatility                                      31%       28%       28%
Risk-free interest rate                               6.55%      5.03%     5.82%
Expected life of options                            8 years   6 years    6 years
-------------------------------------------------------------------------------

The Company had 1.1, 1.1 and 1.2 million performance-based options outstanding at the end of 2000, 1999 and 1998, respectively. These options contain vesting provisions that require the Company's share price to reach specified targets at specified intervals. Subject to the satisfaction of the performance-based features, these performance-based options vest 50% in 2003, 25% in 2004 and 25% in 2005. The Company did not recognize compensation expense in 2000, 1999 or 1998 related to these options because the exercise price exceeded the Company share price at each year-end.

Changes in stock options are as follows:

shares in thousands                  2000               1999               1998
-------------------------------------------------------------------------------
                                 Weighted            Weighted           Weighted
                                  Average             Average            Average
                                 Exercise            Exercise           Exercise
                           Shares   Price     Shares    Price     Shares   Price
-------------------------------------------------------------------------------
Beginning balance          18,526  $40.44     15,251  $39.93     15,155  $34.16
Granted                     6,352   32.17      5,668   40.89       4,171   55.73
Exercised
                             (854)  22.90     (1,084)  22.76     (2,671)  25.00
Canceled or expired        (2,074)  44.13     (1,309)  51.11     (1,404)   2.98
-------------------------------------------------------------------------------
  Ending balance           21,950   38.42     18,526  $40.44     15,251  $39.93
-------------------------------------------------------------------------------
Reserved for future
  grant at year-end        15,566              5,337               9,979
Exercisable                 9,020   $32.82     7,844   $27.92     8,217  $25.43
-------------------------------------------------------------------------------
Fair value of options
  granted during the year           $12.98             $13.35             $18.61
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 30, 2000:

shares in thousands               Options Outstanding       Options Exercisable
------------------------------------------------------------------------------------
                                   Weighted
                                    Average     Weighted                   Weighted
Range of                Number    Remaining      Average         Number     Average
Exercise           Outstanding  Contractual     Exercise    Exercisable    Exercise
Prices             at 12/30/00      Life in        Price    at 12/30/00        Price
                                      Years
------------------------------------------------------------------------------------
$10.00 to $20.00         1,028          3.2      $ 15.73          1,028     $ 15.73
20.01 to 30.00           3,739          6.0        24.30           3,731       24.29
30.01 to 40.00           6,639          9.5        31.41             897       31.86
40.01 to 50.00           6,230          7.4        42.87           1,933       46.19
50.01 to 64.00           4,314          7.0        60.20           1,431       62.28
------------------------------------------------------------------------------------
$10.00 to $64.00        21,950          7.2       $ 38.42         9,020     $ 32.82
------------------------------------------------------------------------------------
Associate Stock Purchase Plan

The Company's Associate Stock Ownership Plan ("ASOP") allows eligible employees the right to elect to use up to 10% of their eligible compensation to purchase the Company's common shares on a quarterly basis at the lower of 85% of the fair market value at the beginning or end of each calendar quarter. Commencing in 2001, eligible employees are allowed to elect up to 15% of their eligible compensation to purchase the Company's shares through the ASOP. The maximum number of shares available under the ASOP is 10 million. The first purchase period began January 1,1998. There were 0.7 million shares issued under the ASOP in 2000, 0.7 million shares issued in 1999 and 0.6 million shares issued in 1998.

NOTE 10 - LEASE AND SERVICE AGREEMENTS

The Company leases certain stores, office facilities, warehouses, computers and transportation equipment.

Operating and capital lease obligations are based upon contractual minimum rates and, for certain stores, amounts in excess of these minimum rates are payable based upon specified percentages of sales. Contingent rent is accrued over the lease term, provided that the achievement of the specified sales level that triggers the contingent rental is probable. Certain leases include renewal or purchase options. Operating lease rentals were $409, $399 and $431 million, including contingent rentals of $54, $52 and $55 million in 2000, 1999 and 1998, respectively.

Notes to Consolidated Financial Statements

Minimum lease obligations, excluding taxes, insurance and other expenses payable directly by the Company, for leases in effect as of December 30, 2000, are as follows:

                                        Capital     Operating
millions                                leases         leases
------------------------------------------------------------
2001                                       $ 65         $ 341
2002                                         61           291
2003                                         60           264
2004                                         59           229
2005                                         56           194
After 2005                                 691          1,105
------------------------------------------------------------
Total minimum payments                   $ 992        $2,424
Less imputed interest                      568
------------------------------------------------------------
Present value of minimum lease payments  $ 424
Less current maturities                     21
Long-term obligations                    $ 403
------------------------------------------------------------

The Company has committed to purchase data and voice networking and information processing services of at least $86 million annually through 2004 from a third-party provider. Total expenses incurred by the Company for these services during 2000, 1999 and 1998 were $305, $318 and $355 million, respectively. The Company may also be responsible for certain store leases that have been assigned.

NOTE 11- INCOME TAXES

Income before income taxes, minority interest and extraordinary loss is as follows:

millions                                         2000      1999      1998
------------------------------------------------------------------------
Domestic                                       $2,073    $2,189    $1,704
Foreign                                           150       230       179
------------------------------------------------------------------------
Total                                          $2,223    $2,419    $1,883
------------------------------------------------------------------------
The provision for income tax expense consists of:

millions                                         2000      1999      1998
------------------------------------------------------------------------
Current
  Federal                                        $736      $414      $472
  State                                            54        24        41
  Foreign                                          15       110        74
------------------------------------------------------------------------
  Total                                           805       548       587
------------------------------------------------------------------------
Deferred
  Federal                                          (4)      332       159
  State                                             3        40        15
  Foreign                                          27       (16)        5
------------------------------------------------------------------------
  Total                                            26       356       179
------------------------------------------------------------------------
Income tax provision                            $831      $904      $766
------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                              2000       1999       1998
------------------------------------------------------------------------
Statutory federal rate                       35.0%      35.0%       35.0%
State income taxes,
  net of federal tax benefit                  1.7        1.7         1.9
Sale of Western Auto                           --          --        2.3
Other                                          0.7        0.7        1.5
------------------------------------------------------------------------
Effective income tax rate                    37.4%      37.4%      40.7%
-------------------------------------------------------------------------

The major components of deferred tax assets and liabilities follow:

millions                                      2000                    1999
-------------------------------------------------------------------------
Deferred tax assets:
  Unearned service contract income          $ 460                   $ 429
  Allowance for uncollectible accounts        303                     320
  State income taxes                          161                      149
  Postretirement benefit liability            840                      933
  Minimum pension liability                    73                      108
  Net operating loss carryforward             171                      136
  Other deferred tax assets                   565                      478
-------------------------------------------------------------------------
Total deferred tax assets                   2,573                    2,553
-------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                      434                      421
  Prepaid pension                              90                       53
  LIFO                                          91                     109
  Deferred gain                               295                      279
  Deferred revenue                             55                      137
  Deferred swap termination loss              162                      173
  Other deferred tax liabilities              352                      305
-------------------------------------------------------------------------
Total deferred tax liabilities              1,479                   1,477
-------------------------------------------------------------------------
Net deferred taxes                         $1,094                   $1,076
--------------------------------------------------------------------------

Management believes that the realization of the deferred tax assets is more likely than not, based on the expectation that the Company will generate the necessary taxable income in future periods and, accordingly, no valuation reserve has been provided. Tax benefits from loss carryforwards will expire by 2006.

U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates which the Company considers to be permanent investments. The cumulative amount of unremitted income for which income taxes have not been provided totaled $475 million at December 30, 2000. If these earnings were to be remitted, taxes of $80 million would be due.

Income taxes of $868, $327 and $366 million were paid in 2000, 1999 and 1998, respectively.

SEARS 2000 ANNUAL REPORT 41

Notes to Consolidated Financial Statements

NOTE 12 - BENEFIT PLANS

Expenses for retirement and savings-related benefit plans were as follows:

millions                                        2000       1999       1998
-------------------------------------------------------------------------
Sears 401(k) Savings Plan                      $ 29        $37         $31
Pension plans                                   116         89         88
Postretirement benefits                         (68)       (46)        (38)
-------------------------------------------------------------------------
Total                                           $ 77       $ 80       $ 81
--------------------------------------------------------------------------

Sears 401(k) Savings Plan

Most domestic employees are eligible to become members of the Sears 401(k) Savings Plan (the "Plan"). Under the terms of the Plan, the Company matches a portion of employee contributions. In 1998, the Company matching contribution was based on 6% of consolidated income, as defined, for the participating companies and was limited to 70% of eligible employee contributions. In 1999, the Plan was changed and the Company match is now fixed at 70% of eligible employee contributions. The Company's matching contributions were $72, $77 and $75 million in 2000, 1999 and 1998, respectively. In 1999 and 1998, matching contributions were made at the end of the calendar year based on the year-end stock price. In 2000, the Plan was changed and matching contributions are now made at the end of each calendar quarter, based on the quarter-end stock price.

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

The ESOP loan bears interest at 6.1% (9.2% prior to refinancing) and is repaid from dividends on the ESOP shares and additional cash payments provided by the Company. The Company has contributed cash to the ESOP annually in the amount equal to the ESOP's required interest and principal payments on the loan, less dividends received on the ESOP shares. The cash payments amounted to $118, $57 and $24 million in 2000, 1999 and 1998, respectively. The 2000 cash payments reflect transitional Company contributions resulting from the Plan change providing matching contributions on a quarterly basis. The balance of the ESOP loan was $82 and $210 million at December 30, 2000 and January 1, 2000, respectively. Cash on hand in the ESOP at December 30, 2000 was $3 million.

The reported expense is determined as follows:

millions                                        2000       1999      1998
------------------------------------------------------------------------
Interest expense recognized
  by ESOP                                        $ 7       $ 13      $ 21
Less dividends on ESOP shares                   (16)       (17)      (19)
Cost of shares allocated to
  employees and plan expenses                    38         41         29
------------------------------------------------------------------------
Sears 401(k) Savings Plan expense              $ 29       $ 37      $ 31
-------------------------------------------------------------------------

In 2000, the ESOP allocated 2.5 million shares to employees. At December 31, 2000, 19.6 million ESOP shares had been allocated with 6.3 million available for future allocation. All ESOP shares are considered outstanding in the calculation of earnings per share.

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

Notes to Consolidated Financial Statements

The change in benefit obligation, change in plan assets, funded status and reconciliation to amounts recognized in the consolidated balance sheets are as follows:

millions Pension Benefits Postretirement Benefits
-------------------------------------------------------------------------------------------------
                                                   2000           1999         2000           1999
-------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Beginning balance                            $ 2,830         $ 2,872        $ 934        $ 1,180
    Benefits earned during the period               83             95             5              5
    Interest cost                                   216            192           58             74
    Actuarial loss (gain)                           53             (16)          59           (205)
    Benefits paid                                  (356)          (337)        (159)          (123)
    Foreign exchange impact                        (10)             22           (1)             2
    Plan amendments                                  --             --           --              1
    Other                                             1              2           --              --
-------------------------------------------------------------------------------------------------
  Ending balance                               $ 2,817         $ 2,830         $ 896         $ 934
-------------------------------------------------------------------------------------------------
Change in plan assets at fair value:
  Beginning balance                            $ 2,671         $ 2,560          $ --          $ --
    Actual return on plan assets                   434             368            --            --
    Company contributions                           47              50           159           123
    Benefits paid                                  (356)          (337)         (159)         (123)
    Foreign exchange impact                        (14)             28            --            --
    Other                                             7              2            --             --
-------------------------------------------------------------------------------------------------
  Ending balance                               $ 2,789         $ 2,671          $ --          $ --
-------------------------------------------------------------------------------------------------
Funded status of the plan:                       $ (28)        $ (159)        $ (896)       $ (934)
  Unrecognized net loss (gain)                     203             410          (490)         (578)
  Unrecognized prior service benefit               (17)           (21)          (565)         (668)
-------------------------------------------------------------------------------------------------
  Net amount recognized                          $ 158           $ 230       $(1,951)      $(2,180)
-------------------------------------------------------------------------------------------------
Amounts recognized in the
    balance sheet consist of:
  Prepaid benefit cost                           $ 171           $ 171          $ --          $ --
  Accrued benefit liability                       (216)           (244)       (1,951)       (2,180)
  Accumulated other comprehensive income           203            303             --           --
---------------------------------------------------------------------------------------------------
  Net amount recognized                          $ 158           $ 230       $(1,951)       (2,180)
---------------------------------------------------------------------------------------------------
    Weighted average assumptions are as follows:
                                                Pension Benefits            Postretirement Benefits
--------------------------------------------------------------------------------------------------
                                             2000     1999     1998         2000     1999      1998
--------------------------------------------------------------------------------------------------
  Discount rate                             8.25%    8.00%    7.25%        8.25%    8.00%     7.25%
  Return on plan assets                     9.50%    9.50%    9.50%           NA       NA        NA
  Rate of compensation
    increases                               4.00%     4.00%    4.00%          NA       NA        NA
--------------------------------------------------------------------------------------------------

The components of net periodic benefit cost are as follows:

                                            Pension Benefits             Postretirement Benefits
------------------------------------------------------------------------------------------------
millions                               2000      1999      1998         2000      1999      1998
------------------------------------------------------------------------------------------------
Components of net
    periodic benefit cost:
  Benefits earned during the
    period                             $ 83       $ 95      $ 78          $ 5       $ 5       $ 7
  Interest cost                         216       192        184           58        74        84
  Expected return on plan assets       (216)     (228)     (220)          --         --        --
  Amortization of unrecognized
    net prior service benefit            (4)       (3)       (8)         (102)     (102)     (103)
  Amortization of unrecognized
    transitional asset                   --        --         (9)          --        --        --
  Recognized net loss (gain)             42        34        47           (29)      (23)      (26)
  Other (5) (1) 16 -- -- --
------------------------------------------------------------------------------------------------
Net periodic benefit cost             $ 116      $ 89      $ 88        $ (68)    $ (46)    $ (38)
------------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,197, $2,089 and $1,873 million, respectively, at December 30, 2000, and $2,236, $2,110 and $1,866 million, respectively, at January 1, 2000. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. The minimum pension liability, net of tax, was $132 million at December 30, 2000 and $195 million at January 1, 2000, and is included in Accumulated Other Comprehensive Income.

For 2001 and beyond the weighted average health care cost trend rates used in measuring the postretirement benefit expense are 5.0% for pre-65 retirees and 6.5% for post-65 retirees. A one percentage point change in the assumed health care cost trend rate would have the following effects:

                                          One Percentage         One Percentage
millions                                 Point Increase          Point Decrease
------------------------------------------------------------------------------
Effect on total service
  and interest cost components                      $ 2                    $ (1)
Effect on postretirement
  benefit obligation                                $16                     $(14)
-------------------------------------------------------------------------------

SEARS 2000 ANNUAL REPORT 43

Notes to Consolidated Financial Statements

NOTE 13 - LEGAL PROCEEDINGS

The Company is subject to various legal and governmental proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are non-routine and involve compensatory, punitive or treble damage claims in very large amounts, as well as other types of relief. The consequences of these matters are not presently determinable but, in the opinion of management of the Company after consulting with legal counsel, the ultimate liability in excess of reserves currently recorded is not expected to have a material effect on annual results of operations, financial position, liquidity or capital resources of the Company.

NOTE 14 - SUMMARY OF SEGMENT DATA

As of December 30, 2000, the Company organized its business into four domestic segments, which include the Company's operations in the United States and Puerto Rico, and one international segment. The domestic segments are Retail, Services, Credit and Corporate. There were no changes in the composition of the Company's segments during the three years ended December 30, 2000.

The Retail segment primarily includes the operating results of the Company's Full-line Stores and Specialty Stores.

The Services segment includes the operating results of the Company's Home Services and Direct Response businesses. Home Services includes extended warranty service contracts, product repair services, major home improvement and other home services. Direct Response businesses include insurance, clubs and service memberships, specialty catalogs and merchandise.

The Credit segment manages the Company's portfolio of credit card receivables arising primarily from purchases of merchandise and services from domestic operations.

The Corporate segment includes activities that are of an overall holding company nature primarily consisting of administrative activities and investment initiatives related to selling merchandise and services online via Company web sites.

The International segment includes operations conducted by Sears Canada Inc. a 54.5% owned subsidiary.

These businesses have been aggregated into their respective reportable segments based on the management reporting structure and their similar economic characteristics, customers and distribution channels. No single product or service accounts for a significant percentage of the Company's consolidated revenue.

External revenues and expenses are allocated between the applicable segments. For zero percent financing promotions in which customers receive free financing, Retail reimburses Credit over the life of the financing period. The cost is reported as selling expense by Retail and an offsetting benefit is recognized by Credit.

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

Notes to Consolidated Financial Statements

millions                                             Retail   Services   Credit  International  Corporate  Consolidated ----------------------------------------------------------------------------------------- -----------------------------
2000
Revenue                                            $ 29,743    $ 2,798  $ 4,114        $ 4,282       $ --      $ 40,937
Depreciation and amortization expense                  650         61        16             60         39           826
Interest revenue                                         --         60       --             --         --             60
Interest expense                                         94         --    1,101            113         --          1,308
Operating income (expense)                             689         208    1,522            122       (354)        2,187
Equity in net income of investees
  accounted for by the equity method                     9         --        --              8         --            17
Noncomparable items - income (expense), pretax        (150)      (115)      --              --         --          (265)
Total assets                                         10,567      1,122   19,726          3,729      1,755        36,899
Capital expenditures                                    676        123        9            253         23          1,084
----------------------------------------------------------------------------------------------------------------------
1999
Revenue                                            $ 28,706    $ 2,799  $ 4,085        $ 3,894       $ --      $ 39,484
Depreciation and amortization expense                  659         57        14             76         42           848
Interest revenue                                         --         59       --             --         --             59
Interest expense                                        111         --    1,116            100         --          1,327
Operating income (expense)                             841         329    1,347            218       (322)        2,413
Equity in net income of investees
  accounted for by the equity method                   (14)        --        --              9         --            (5)
Noncomparable items - income (expense), pretax         (25)        --       --              --        (21)          (46)
Total assets                                         10,130      1,087   20,622          3,324      1,791        36,954
Capital expenditures                                    711         81       39            143         59          1,033
----------------------------------------------------------------------------------------------------------------------
1998
Revenue                                            $ 29,459    $ 2,695  $ 4,369        $ 3,430       $ --      $ 39,953
Depreciation and amortization expense                  671         49        13             64         33           830
Interest revenue                                         --         59       --             --         --             59
Interest expense                                        133         --    1,244            105         --          1,482
Operating income (expense)                             382         375    1,144            165       (211)        1,855
Equity in net income of investees
  accounted for by the equity method                    --         --        --              5         --             5
Noncomparable items -
  income (expense), pretax                            (352)         --       58             --        (37)         (331)
Total assets                                         10,046        943   21,605          2,816      2,265        37,675
Capital expenditures                                    934         50       18             91        119          1,212
----------------------------------------------------------------------------------------------------------------------

Noncomparable items in 2000 were:

Retail: Special charges for store closings and related staff reductions
Services: Impairment of investment in Sears Termite and Pest Control

Noncomparable items in 1999 were:

Retail: Special charges for NTB store closings and related staff reductions
Corporate: Corporate staff reductions

Noncomparable items in 1998 were:

Retail: Impairment loss related to the sales of Western Auto and Homelife
Credit: SFAS No. 125 accounting
Corporate: Extraordinary loss on debt extinguishment

SEARS 2000 ANNUAL REPORT 45

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

/s/ALAN J. LACY ------------------------------------------------
Alan J. Lacy
Chairman and Chief Executive Officer

/s/JEFFREY N. BOYER ------------------------------------------------
Jeffrey N. Boyer
Senior Vice President and Chief Financial Officer

/s/GLENN R. RICHTER ------------------------------------------------
Glenn R. Richter
Vice President and Controller

Independent Auditors' Report

To the Shareholders and Board of Directors Sears, Roebuck and Co. We have audited the accompanying Consolidated Balance Sheets of Sears, Roebuck and Co. as of December 30, 2000 and January 1, 2000, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sears, Roebuck and Co. as of December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/DELOITTE & TOUCHE LLP ------------------------------------------------
Deloitte & Touche LLP
Chicago, Illinois
February 12, 2001

Five-Year Summary of Consolidated Financial Data

millions, except per common share
and shareholder data                                 2000                1999            1998            1997             1996
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                          $ 40,937           $ 39,484        $ 39,953        $ 39,837        $ 36,662
Costs and expenses                                 38,750              37,071          38,098          37,843          34,579
Operating income                                     2,187              2,413           1,855           1,994            2,083
Other income, net                                       36                  6              28              144              30
Income before income taxes, minority interest
  and extraordinary items                           2,223               2,419           1,883           2,138           2,113
Income taxes                                           831                904             766              912             834
Income from continuing operations                   1,343               1,453           1,072           1,188           1,271
Extraordinary loss                                      --                 --              24               --              --
Net income                                           1,343              1,453           1,048           1,188           1,271
FINANCIAL POSITION
Retained interest in transferred credit
  card receivables                                $ 3,105             $ 3,211         $ 4,349         $ 3,376         $ 2,260
Credit card receivables, net                       17,317              18,033          17,972          19,843          19,303
Merchandise inventories                             5,618               5,069           4,816           5,044           4,64 6
Property and equipment, net                         6,653               6,450           6,380           6,414           5,878
Total assets                                        36,899             36,954          37,675          38,700           36,167
Short-term borrowings                               4,280               2,989           4,624           5,208            3,533
Long-term debt                                      13,580             15,049          15,045          15,632           14,907
Total debt                                          17,860             18,038          19,669          20,840           18,440
Percent of debt to equity                             264%                264%            324%            356%             373%
Shareholders' equity                              $ 6,769             $ 6,839         $ 6,066         $ 5,862         $ 4,945
SHAREHOLDERS' COMMON SHARE INVESTMENT
Book value per common share                       $ 20.31             $ 18.53         $ 15.82         $ 15.00         $ 12.63
Shareholders                                       209,101            220,749         233,494         235,336         243,986
Average common and equivalent shares outstanding      346                381              392             398             399
Earnings per common share - diluted
  Income from continuing operations                $ 3.88             $ 3.81           $ 2.74          $ 2.99          $ 3.12
  Extraordinary loss                                    --                 --             .06               --              --
  Net income                                        $ 3.88             $ 3.81          $ 2.68          $ 2.99           $ 3.12
Cash dividends declared per common share           $ 0.92             $ 0.92           $ 0.92          $ 0.92          $ 0.92
Cash dividend payout percent                         23.7%               24.1%           34.3%           30.8%           29.5%
Market price - per common share (high-low)    43.50-25.25   53 3/16-26 11/16      65-39 1/16   65 1/4-38 3/4   53 7/8-38 1/4 ------------ ---------------------------------------------------------------------------------------------------------------------
Closing market price at December 31                 34.75             30 3/8           42 1/2          45 1/4              46
----------------------------------------------------------------------------------------------------------------------------------
Price/earnings ratio (high-low)                      11-7                14-7           24-15           22-13           17-12
----------------------------------------------------------------------------------------------------------------------------------
Certain prior year information has been reclassified to conform with current year presentation.

All years presented have been restated to reflect the implementation of SEC Staff Accounting Bulletin No. 101 for licensed business revenue.

SEARS 2000 ANNUAL REPORT 47

Quarterly Results (UNAUDITED)

First Quarter Second Quarter Third Quarter Fourth Quarter
-------------------------------------------------------------------------------------------------------------------------
millions, except per common share data      2000     1999         2000     1999         2000     1999        2000     1999
-------------------------------------------------------------------------------------------------------------------------
Revenues                                 $ 8,925  $ 8,619      $10,045  $ 9,609     $ 9,593  $ 9,168     $12,374  $12,088
Operating income                             380      245          623      564         443      383         741    1,221
Net income                                   235      146          388      331         278      236          442      740
Earnings per common share - diluted         0.65     0.38         1.11     0.86         0.81     0.62        1.32     1.98
Excluding impact of noncomparable items
  Operating income                           380      245           623      564         443      429       1,006    1,221
  Net income                                 235       146          388      331         278      265         639      740
  Earnings per common share - diluted       0.65     0.38         1.11     0.86         0.81     0.69        1.91     1.98
-------------------------------------------------------------------------------------------------------------------------

                                                 Year
----------------------------------------------------------
millions, except per common share data    2000        1999
----------------------------------------------------------
Revenues                               $40,937     $39,484
Operating income                         2,187       2,413
Net income                               1,343        1,453
Earnings per common share - diluted       3.88        3.81
Excluding impact of noncomparable items
  Operating income                       2,452       2,459
  Net income                             1,540        1,482
  Earnings per common share - diluted     4.45        3.89
----------------------------------------------------------

2000 noncomparable items consist of special charges related to the planned closure of 89 stores (53 NTB Stores, 30 Hardware Stores, and four Full-line Stores [two include Sears Auto Centers]), and an impairment charge related to Sears Termite and Pest Control, both of which were recorded in the fourth quarter. 1999 noncomparable items consist of special charges related to the headquarters staff reduction and the sale of 33 Auto Stores, both of which occurred in the third quarter.

The fourth quarter pretax LIFO adjustments were credits of $59 and $103 million in 2000 and 1999, compared with charges of $30 million for the first nine months of the respective years.

Total of quarterly earnings per common share may not equal the annual amount because net income per common share is calculated independently for each quarter.

Certain quarterly information has been reclassified to conform with year-end presentation.

                             First Quarter      Second Quarter      Third Quarter      Fourth Quarter             Year
---------------------------------------------------------------------------------------------------------------------------------
dollars                      2000     1999      2000       1999      2000     1999      2000      1999        2000      1999
---------------------------------------------------------------------------------------------------------------------------------
Stock price range
  High                      34.44   47 1/8     43.50   53 3/16      38.13   47 3/8     36.75    35 1/2       43.50   53 3/16
  Low                       25.25  39 1/16     29.13    41 5/8      29.44   29 3/8     27.75  26 11/16       25.25  26 11/16
  Close                     30.63 44 11/16     32.63  47 11/16     32.42   32 3/4     34.75    30 3/8       34.75    30 3/8
Cash dividends declared      0.23     0.23      0.23      0.23      0.23     0.23      0.23      0.23        0.92      0.92
---------------------------------------------------------------------------------------------------------------------------------</TABLE

Stock price ranges are for the New York Stock Exchange (trading symbol - S), which is the principal market for the Company's common stock.

The number of registered common shareholders at February 28, 2001 was 207,253.

In addition to the New York Stock Exchange, the Company's common stock is listed on the following exchanges: Chicago; Pacific, San Francisco; London, England; Amsterdam, The Netherlands; Swiss EBS; and Dusseldorf, Germany .